Form 20-F
period 2003-03-31
CABLE & WIRELESS PUBLIC LIMITED CO
filed 2003-06-20
CIK 854088

As filed with the Securities and Exchange Commission on June 20, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: March 31, 2003
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from N/A to N/A

Commission file number:    1-10309

CABLE AND WIRELESS PUBLIC LIMITED COMPANY
(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES
(Jurisdiction of incorporation or organization)

124 Theobalds Road, London WC1X 8RX, United Kingdom
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary Shares of nominal value 25 pence each	New York Stock Exchange*

*Not for trading, but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
2,383,124,694 Ordinary Shares of nominal value 25p each

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes           No

     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17           Item 18

Back to Contents

In this report references to the ‘Company’ are to Cable and Wireless plc, and references to the ‘Group’, ‘Cable & Wireless Group’ and ‘Cable & Wireless’ are to the Company, its consolidated subsidiaries and associated companies and joint ventures unless the context otherwise requires. References to ‘Cable & Wireless Group Companies’ are to any companies within the Cable & Wireless Group.

Cable & Wireless prepares its financial information in accordance with UK Generally Accepted Accounting Principles (UK GAAP). Unless otherwise indicated, any reference in this report to Financial Statements is to the Financial Statements of Cable & Wireless (including the Notes to the Financial Statements) included in this report. UK GAAP differs from generally accepted accounting principles in the United States (US GAAP). The material differences between UK GAAP and US GAAP relevant to Cable & Wireless are explained on pages 137 to 143.

Cable & Wireless publishes its Financial Statements in pounds sterling (£). On 31 March 2003, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York was US$1.58= £1. On 3 June 2003 the noon buying rate was US$1.63 = £1. For additional information on exchange rates between pounds sterling and the US dollar see exchange rates on page 145.

References to a year in this report are, unless otherwise indicated, references to the Company’s financial year ending 31 March of such year. In this report, financial and statistical information is, unless otherwise indicated, stated on the basis of the Company’s financial year.

Back to Contents

cautionary statement regarding forward-looking statements

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements with respect to the financial condition, results of operation and business of Cable & Wireless.

Statements that are not historical facts, including statements about Cable & Wireless’ beliefs and expectations, are forward-looking statements. Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’ and ‘plans’ and similar expressions are intended to identify forward-
looking statements, but are not the exclusive means of identifying such statements. These statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and you should not assume that they have been revised or updated in the light of new information or future events.

Written and/or oral forward-looking statements may also be made in, amongst others, the periodic reports to the Securities and Exchange Commission on Forms 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by Cable & Wireless’ Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Cable & Wireless cautions investors that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These factors include:

•
failure to improve the performance and financial position of the Group successfully or to adapt as needed to changing market conditions could adversely affect the Group’s business, results of operations and potential for growth;

•	withdrawal from the US market may require the expenditure of additional resources, including management time and capital resources;
•	transformation initiatives can lead to execution risk;
•	Cable & Wireless’ business may be materially adversely affected by changes in regulation and government policy in the countries in which it operates;
•	regulation of ISPs could adversely affect Cable & Wireless’ operations;
•	the Group’s business may be affected by a business downturn;
•	generally unfavourable telecommunications market conditions may adversely affect the Group’s financial condition and results of operations;
•	fluctuations in currency exchange rates may adversely affect the Group’s reported results;
•	the Group may not have or be unable to obtain sufficient insurance to cover all foreseeable risks;
•	the activities of The Group’s insurance subsidiary may result in material claims;
•	future cashflow fluctuations may affect the Group’s ability to fund working capital requirements;
•	cash generated overseas may not all be available for use by the Group;
•	changes in credit ratings may impact the Group’s future access to cash funding;
•	volatility in the financial markets may require the Group to provide further cash funding to its pension funds;
•	dependency on a small number of personnel;
•	Class Actions may adversely impact the Group’s financial condition;
•	failure to pay a dividend in the future may adversely affect the The Group’s share price;
•	the Group’s operations could suffer from adverse effects of competition and price pressures on the demand for products and services;
•	competitors of Cable & Wireless may gain competitive advantage by successfully completing a restructuring or bankruptcy reorganisation process;
•	continued overcapacity and other factors could lead to lower prices for the Group’s products and services;
•	Cable & Wireless depends on the ability to achieve cost-savings to respond to industry and market conditions;
•	the Group may not be able to adapt adequately to technological changes in communication and information technology;
•	the Group’s results depend on the introduction of appropriate new products and services as the industry undergoes rapid changes;
•	exposure to other telecommunications operators and the behaviour of other market participants may have a detrimental effect on the Group’s operations;
•	catastrophic network failure may expose the Group to potential liability;
•	the Group may lose revenue if unlicensed operators are able to gain access to the Group’s network undetected;
•
the Group is reliant on third parties for certain activities under outsourcing contracts; failure of those third parties to provide the contracted services may expose the Group to additional cost and liability;

•	the Group is dependent on a number of critical IT systems to be able to conduct its business and process financial information; and
•	mobile communications devices may pose health risks.

Trends and factors that are expected to particularly affect Cable & Wireless’ results are discussed in more detail elsewhere in this Annual Report, including, without limitation, in Business Description and the Operating and Financial Review.

Back to Contents

contents

Back to Contents

corporate overview

CORPORATE OVERVIEW

The telecommunications industry is currently facing unfavourable market conditions, including, amongst others, a decline in investment in the industry, a decline in demand for certain telecommunications products and services, pricing pressures and over-capacity. These conditions have contributed to a general, and often significant, decline in share prices for telecommunications companies, including Cable & Wireless, which has seen its share price decline by 154p from 223p at 31 March 2002 to 69p at 31 March 2003. These market conditions have also precipitated restructurings and bankruptcy and insolvency filings by several telecommunications companies.

The last year was a turbulent one for Cable & Wireless. The Company started the year optimistic that its diversification into data highways, hosting and internet services (collectively called Global) would position it well for a prosperous future. A deterioration in Cable & Wireless Global’s business performance has, however, resulted in fixed asset and goodwill impairment as forecast performance has been revised downwards. In September 2002, fixed assets were impaired by £787 million and goodwill of £2,713 million was written off, principally in the United Kingdom. In November 2002, Cable & Wireless then announced the need to restructure its US operations to reduce the running losses and cashflow drain to which it realised it was exposed. In January 2003, as a consequence of a downgrade by Moody’s of the Company’s long term debt from Baa2 to Ba1, the Company had to place in escrow £1.5 billion pursuant to a tax indemnity granted to Deutsche Telekom in connection with the sale of Cable & Wireless’ stake in One2One. After agreement was reached with the Inland Revenue to settle the Group’s outstanding UK Corporation Tax Affairs for the ten years to 31 March 2001, which included the year in which the One2One transaction took place, these funds were released from escrow at the year end.

Following the retirements of Sir Ralph Robins and David Nash in January 2003, Richard Lapthorne was appointed Chairman. On 21 January 2003, it was announced that Graham Wallace would be leaving the Company and in April 2003, the Company recruited Francesco Caio as its new Chief Executive and Kevin Loosemore as its new Chief Operating Officer. The transfer of Rob Rowley from Non-executive Director and Chairman of the Audit Committee to Executive Deputy Chairman has brought timely support to the finance function. New Non-Executive Directors appointed in the last six months – Bernard Gray, Graham Howe, Tony Rice and Kasper Rorsted – bring a range of highly relevant skills from their backgrounds in finance and restructuring, telecommunications and IT, government and public sector affairs.

The aim of the Company is to deliver sustainable and acceptable returns over time with manageable residual risk. With this in mind the Company’s management has announced a number of initiatives:

Develop national businesses

The aim of the Group is to create a group of profitable national telecommunications companies with strong positions in their primary markets where they offer both domestic and international services. The Group already has the building blocks, and is making strategic changes and restructuring plans which represent the next steps along the road to achieving this ambition. Consistent with the new national approach, Cable & Wireless will no longer be divided into the Global and Regional business divisions, instead it will be organised on a geographic basis.

Restructure the UK business

Cable & Wireless is second only to BT in the United Kingdom, which is one of world’s largest telecommunications markets. However, performance has declined and, as a result, the business is being restructured to drive efficiency, improve network services and focus the Company on building market share with target customers. The plans include a reduction in headcount of 1,500. As a consequence of eliminating Cable & Wireless Global, and focusing clearly on the national businesses, Royston Hoggarth has been appointed as Chief Executive of Cable & Wireless UK.

Withdraw from US operations

The US subsidiaries make losses, consume cash and require significant management attention. Furthermore, their services have limited interaction with the rest of the Group. These businesses may have value to the right owner but they are not sustainable with the current cost structure. A wide-ranging cost control programme has been initiated. The Company intends to withdraw from the US businesses altogether; all options are being explored. In connection with the consideration of a variety of options, Cable & Wireless’ US subsidiaries have taken some initial steps.

Rationalise continental Europe and, in due course, improve results in Japan

In continental Europe, the Group provides services to other licensed telecommunications operators and to multinational corporate customers, some of which are headquartered in the United Kingdom. However, it also operates a number of businesses, which provide services to smaller corporate customers and act as internet service providers. Cable & Wireless has either completed or is in advanced discussion on the sale of non-core businesses across continental Europe in order to reduce exit costs.

Back to Contents

corporate overview

Cable & Wireless IDC provides international voice and data services to companies in Japan and South East Asia. Although it operates in a market dominated by Nippon Telegraph and Telephone Corporation (NTT), it delivers acceptable results and has good prospects.

Focus on profit before tax and cash

Across the Group the focus will now be on profit before tax and cash. More rigorous cost control and capital management disciplines have been introduced to ensure that the restructuring plans can be accommodated within the Group’s existing financial resources.

To support these initiatives, Cable & Wireless has adopted a simpler organisational structure, eliminating the Global and

Regional divisions. Going forward the Group will have a country-based structure, with country CEO’s responsible for profit and loss, cash flow and balance sheet and reporting directly to the Chief Operating Officer. This new organisational structure will, the Company expects, result in lower overheads, clear accountability and more effective transfer of knowledge and skills.

The Group faces a number of challenges in implementing its new strategic initiatives, including those linked to turmoil in the industry, global economic challenges, as well the markets in which the Group operates. The Group, however, remains committed to capitalising on its core skills and key customers, to return it to profitability. See ‘Risk Factors’ for a further discussion of certain of the challenges facing the Group.

Back to Contents

business description

BUSINESS DESCRIPTION

This section contains:

Summary	6
Business overview	8
Regulatory framework	14
Property	18
Legal proceedings	19

SUMMARY

Cable & Wireless is an international telecommunications business with annual revenue of £4.4 billion in the year to 31 March 2003 and customers in 80 countries. Headquartered in London, Cable & Wireless’ principal operations are in the United Kingdom; the Caribbean; the United States; Japan; continental Europe; Panama and Macau. Cable & Wireless provides voice, data and IP services to business and residential customers and wholesale services to carriers, mobile operators and content, application and internet providers.

History

For over 120 years, Cable & Wireless has provided telecommunications services, networks and equipment to business and residential customers around the world. Except for some 30 years as a state-owned company after the Second World War, Cable & Wireless has been a publicly owned limited company since its earliest days.

In the United Kingdom, Cable & Wireless, through Mercury Communications, was an early competitor in the liberalised telecommunications market. In April 1997, Cable & Wireless Communications plc (CWC) was formed by the merger of Mercury Communications with
Nynex CableComms, Bell Cablemedia and Videotron.

In September 1998, Cable & Wireless acquired MCI Telecommunication Corporation’s internet business in the United States and world wide. In the Asia-Pacific region, Cable & Wireless acquired International Digital Communications Inc. (now re-named Cable & Wireless IDC), one of Japan’s international telecommunications carriers, in June 1999.

In October 1999, Cable & Wireless completed the sale of its interest in One2One, its UK mobile phone business, to Deutsche Telekom. One2One was a joint venture with MediaOne Group Inc and the joint venture partners received £6.9 billion in cash.

In May 2000, Cable & Wireless took full ownership of the corporate, business, IP and wholesale operations of CWC (CWC DataCo), while the consumer telephone, internet and cable TV operations (CWC ConsumerCo) were acquired by ntl Incorporated. CWC DataCo was integrated with Cable &

Wireless’ other similar operations to form Cable & Wireless Global, which brought together the Group’s operations in the United Kingdom, continental Europe, the United States and Japan.

At the same time, the Group’s other operations were brought together under Cable & Wireless Regional.

In August 2000, Cable & Wireless disposed of its interest in Cable & Wireless HKT Limited (based in Hong Kong) to a subsidiary of PCCW Limited. Cable & Wireless received cash and shares in PCCW equivalent to an interest of approximately 20 per cent in the enlarged company. PCCW shares were sold in September 2000 for consideration of approximately £930 million reducing the holding to approximately 14 per cent. In June 2003, the Company sold the remaining holding in PCCW as part of a market placement for a consideration of approximately £233 million.

In September 2001, Cable & Wireless disposed of its interest in Cable & Wireless Optus Limited (based in Australia) to a subsidiary of Singapore Telecommunications Limited (SingTel). Cable & Wireless received cash and SingTel shares and bonds which were subsequently sold.

The web services and hosting businesses, Digital Island, Inc. (DI) and selected assets and the majority of business activities of EXDS, Inc (formerly Exodus Communications, Inc) (Exodus) were acquired in 2002.

Recent acquisitions and disposals

In May 2002, Cable & Wireless purchased Guernsey Telecoms Limited from the States of Guernsey for consideration of £22.5 million. The Group paid a further £1.3 million for the assignment of the rights that the States of Guernsey had in a fibre optic cable project which when completed will run from Guernsey to Jersey and France. On 30 September 2002, the company was renamed Cable and Wireless Guernsey Ltd. The company is a full service provider serving the Bailiwick of Guernsey.

In September 2002, the Company sold its US retail voice customer base for an aggregate consideration of £11 million in cash, payable over approximately two years. This disposal

Back to Contents

business description

was part of the restructuring of the Company’s US business, announced in May 2002. The Company also announced the disposal of certain US retail data customers as part of the same restructuring.

In November 2002, the Company announced that Cable & Wireless would withdraw from domestic business markets in the United States and in continental Europe except for multinational and wholesale customers. It was also announced that Cable & Wireless’ established businesses in the United Kingdom and Japan would be reshaped to reduce costs and produce greater focus on profitability and cash flow.

In December 2002, as part of the Initial Public Offering of shares in the Singapore mobile operator MobileOne Ltd, Cable & Wireless sold 60 per cent of its stake in that company, realising a profit of £54 million before minority interests.

Organisational structure

From mid-2000 Cable & Wireless was organised into two business divisions: Cable & Wireless Global and Cable & Wireless Regional. Cable & Wireless Global comprised operations in the United Kingdom, the United States, Japan and continental Europe and concentrated on the provision of services to large and multinational corporates and other service providers. Cable & Wireless Regional’s operations were in the Caribbean, Panama, Macau and Rest of World. Rest of World comprises Cable & Wireless Regional’s operations in Yemen, Bahrain and the Maldives, together with smaller operations in Seychelles, Diego Garcia, Falkland Islands, Ascension, St. Helena, Guernsey and Sakhalin in Russia.

From June 2003, the Company is organised with a geographical and customer focus and the Global and Regional distinction has been eliminated.

Current geographical financial data for Cable & Wireless Global included in this business description are based on management’s estimates of the allocation of turnover and operating profit or loss attributable to a given geographical region that was included within the business of Cable & Wireless Global. However, as announced, Cable & Wireless intends to focus its business around the key geographical regions in which it operates and will track and report results on that basis. Consequently, in the future, the geographical breakdown of the Group’s results for those portions of its business that used to be part of Cable & Wireless Global may not be entirely comparable to the results by geography disclosed when Cable & Wireless reported results by Cable & Wireless Global (and within Cable & Wireless Global, Wholesale, Enterprise and Business Markets) and Cable & Wireless Regional.

Capital expenditure

Capital expenditure on plant, equipment and property totalled £0.8 billion in 2003 compared with £1.9 billion in 2002 and £3.4 billion in 2001.

Cable & Wireless’ capital expenditure in 2003 included the following third party investments:

•	network build, totalling £310 million, mainly relating to international and pan-regional capacity as well as the UK network;
•	the rollout out of a GSM mobile network in the Caribbean and Panama, together with further expansion of the TDMA mobile network in the Caribbean, totalling £113 million;
•	Information Technology (IT), totalling £134 million, including expenditure on billing systems and IT support for capital projects; and
•	network terminating equipment and customer premises equipment totalling £134 million.

The above numbers include working capital allocations.

At 1 April 2003, Cable & Wireless was committed to £135 million of capital expenditure as set out in Note 27 to the Financial Statements. The Group is currently reviewing all capital expenditure projects with a view to reducing capital expenditure in 2004 compared with 2003.

Back to Contents

business description

BUSINESS OVERVIEW

Products and services

Cable & Wireless provides a variety of services including voice, data, IP, mobile and hosting services to its customers in its various national operations.

Voice

Cable & Wireless offers domestic and international connectivity via switched and dedicated services to residential, business, corporate and multinational customers. Cable & Wireless also offers leased circuit and facsimile telecommunications services.

Cable & Wireless is a supplier of wholesale voice services and interconnect to mobile operators and carriers with customers including incumbent former monopolies, mobile operators and regional telecommunications companies and service providers.

Cable & Wireless offers mobile voice and messaging services, principally using GPRS/GSM technology and TDMA technology. As at 31 March 2003, Cable & Wireless subsidiaries and branches provided mobile telecommunications services to 1.6 million customers around the world.

Where Cable & Wireless is the local incumbent operator (the Caribbean, Panama, Macau and Rest of World), business customers are typically served through Cable & Wireless’ own fixed line and mobile network facilities. In other regions, business customers are primarily connected to the Cable & Wireless network via third party local loops and leased line facilities or directly via fibre or microwave links.

Data

Cable & Wireless has a portfolio of data services including traditional data transport services (frame relay) and national and international switched and dedicated services based on ATM (Asynchronous Transfer Mode, a high speed digital transmission technology).

In addition, Cable & Wireless operates a GPRS Roaming Exchange service, GRX, which enables mobile operators to offer users secure, high-speed wireless access to data services, such as email or corporate intranet access, wherever they are in the world. As at 31 March 2003, Cable & Wireless has connected 31 mobile operators direct to the GRX and links more than 90 mobile operators world wide through interconnect agreements.

IP

Cable & Wireless focuses on three IP product sets: IP communications that enable customers to migrate from traditional telecommunications services to IP services with improved functionality; access solutions; and transit to IP networks and the internet. Access solutions include value-added security services such as managed firewalls, intrusion detection and response, scanning and analysis (eg email virus protection) and authentication and encryption services.

In the Caribbean, Panama, Macau and Rest of World, Cable & Wireless also provides residential and business customers with dial-up IP and other internet services, including broad band ADSL (asymmetrical digital subscriber line) solutions.

Hosting

Cable & Wireless offers a range of integrated managed hosting, intelligent network services, content delivery and other value-added services to business customers. Cable & Wireless’ US operations generate some 75 per cent of these revenues.

Geographic Markets

Cable & Wireless operates in the United Kingdom, the Caribbean, the United States, Japan, continental Europe, Panama, Macau and Rest of World.

Back to Contents

business description

Cable & Wireless provides voice, data and IP services to large corporates (Enterprise), SME (Business) and residential customers. In addition, in the United Kingdom, the Caribbean, the United States, Japan and continental Europe, Cable & Wireless provides specialist wholesale services to carriers, mobile operators and content, application and internet providers (Wholesale).

For a discussion of Cable & Wireless’ revenue by geographic market for the past 3 years, see Operating and Financial Review – Turnover.

United Kingdom

Overview

The UK telecommunications market is mature with a considerable number of competitors, significant network capacity and competitive pricing.

In the United Kingdom, Cable & Wireless is the largest fixed line telecommunications services provider after British Telecommunications (BT), the former state-owned monopoly telecommunications provider. UK operations provide a full range of services from international and domestic voice and data and IP services to complex web hosting solutions.

At 31 March 2003, Cable & Wireless UK provided services to approximately one third of the UK wholesale market and one sixth of the UK retail telecommunications market.

Enterprise (Revenue £449 million)

Enterprise customers consist of large international and national corporate customers to which Cable & Wireless provides a range of direct services and outsourced or customised solutions. In the United Kingdom, Cable & Wireless provides international services to some customers, principally those in the Financial Markets and Media sectors.

Wholesale (Revenue £725 million)

Wholesale operations generate some 40 per cent of Cable & Wireless UK’s revenue. The market is highly competitive. Demand from other carriers has fallen as they migrate to their own networks or face lower customer demand and financial difficulties.

In the United Kingdom, the primary customers are mobile operators and the companies which developed after de-regulation (other licensed operators), and Cable & Wireless provides interconnect capacity to enable them to offer national and international coverage to their customers.

Wholesale launched Carrier pre-select (CPS) in July 2002 – a method of indirect voice access, which enables UK residential consumers to select an alternative operator to BT for their voice calls in advance, without having to dial additional codes or programming on-site equipment.

Business (Revenue £554 million)

Services to Business customers generated approximately one third of 2003 revenue in the United Kingdom.

Business provides direct and telesales services to smaller corporate customers with less complex requirements. At 31 March 2003, it had approximately 1,000 such customers. Business also handles central government agencies and institutions.

In addition, approximately 54,000 SME businesses are served by selling the whole range of products and services with and through partners, alliances and third parties.

Cable & Wireless formed the ALLnet group during the year from the integration of six smaller entities. ALLnet provides a single source for hardware installation and maintenance of voice, data and cabling systems, together with systems development and integration for the information and communications technologies industry in the United Kingdom and Ireland.

Back to Contents

business description

Caribbean

Cable & Wireless operates in 15 Caribbean territories. The principal territories are Jamaica, Barbados, Cayman Islands and Trinidad and Tobago.

In nearly all of the Caribbean territories in which it operates, Cable & Wireless is the incumbent, fixed and mobile operator providing some or all of the domestic and international telecommunications.

In the Caribbean territories where Cable & Wireless subsidiaries and branches provide domestic telephone services, the total number of telephone lines in service totalled approximately 860,000 at 31 March 2003, an overall decrease of approximately 20,000 in the year. During the same period, the mobile subscribers of these subsidiaries and branches increased by approximately 370,000 to 940,000.

Cable & Wireless has mobile licences in all of its Caribbean territories with the exception of the British Virgin Islands and Bermuda. The Caribbean operations provide a range of mobile services, including pre- and post-paid subscriptions, short messaging service (SMS) and international inbound and outbound roaming.

Cable & Wireless is investing in a new GSM/GPRS (General Packet Radio Services) network in the Caribbean which is expected to be rolled out during 2004, commencing with Jamaica, Barbados and the Cayman Islands. GSM/GPRS technology provides higher transmission speeds enabling Cable & Wireless to offer new mobile services including internet access, multimedia messaging and E-banking.

The Caribbean operations also provide a full range of internet services to customers, including dial-up, direct connect, web hosting, web-site design and its ADSL services which provide broadband access.

Many of the Caribbean markets in which Cable & Wireless operates are in transition from long-standing monopoly environments to competitive markets. With the global trend towards liberalisation of telecommunication markets, Cable & Wireless is actively engaged with host governments, where they desire to reach agreement to end exclusive licences and provide for an orderly transition to a competitive environment. These discussions involve negotiating regulatory arrangements to provide for the orderly introduction of fair, sustainable competition.

The implementation of the liberalisation process is well advanced in many Cable & Wireless host territories. The table below shows the dates of market liberalisation for the principal Caribbean subsidiaries.

Territory	National	International	Mobile	Data & Internet

Jamaica	Sep-01	Mar-03	Mar-00	Mar-00

Barbados	2011*	2011*	2011*	Long standing

Cayman	2011*	2011*	2011*	2011*

*Indicates discussions about the future of the market are underway. Dates given are relevant to the current licence arrangements.

Subsequent to the commencement of the phased liberalisation process in Jamaica, several other Caribbean governments, notably Barbados and some members of the Organisation of Eastern Caribbean States (OECS) have endorsed a broadly similar approach.

On 20 May 2002, the leaders of certain OECS Countries (Grenada, St Lucia, St Vincent & the Grenadines, St Kitts & Nevis and Dominica) and Cable & Wireless signed an agreement which paves the way for fully competitive markets in these territories. Under this agreement, these markets were fully liberalised with retrospective effect from 1 April 2002.

Jamaica

Jamaica is the largest of the Caribbean operations generating over 40 per cent of the Caribbean’s revenue in 2003. Cable & Wireless holds an 82 per cent interest in Cable & Wireless Jamaica Limited, the largest provider of telecommunications services in Jamaica.

Cable & Wireless Jamaica provides domestic and international fixed line and mobile telecommunication services to consumers and business customers. In addition to Cable & Wireless Jamaica, there are currently three competitors in the mobile and domestic fixed line sectors, as well as a number of resellers.

The Jamaican telecommunications market is dominated by the mobile sector. Cable & Wireless estimates that there are approximately 2.5 times more mobile subscribers in the market than fixed line.

Back to Contents

business description

Barbados

Cable & Wireless (Barbados) Limited is 81 per cent owned and provides domestic and international fixed line and mobile telecommunications services to consumers and business customers.

There are currently no competitors for mobile services but on 7 March 2003 the Government announced its intention to issue three new mobile licences. There are four other ISPs who offer internet services to end customers over Cable & Wireless’ network.

Cayman Islands

Cable and Wireless (Cayman Islands) Limited provides domestic, international and mobile services in the Cayman Islands under an exclusive licence, signed in 1991, which expires in 2011. Negotiations are under way with the government to address the future of this licence.

Trinidad and Tobago

Cable & Wireless owns 49 per cent of Telecommunications Services of Trinidad and Tobago Limited (TSTT). The controlling 51 per cent shareholding is owned by National Enterprises Limited, a state-owned company. TSTT provides domestic and international fixed line and mobile telecommunications services to consumers and business customers.

In March 2003, TSTT launched its Mobile GSM/GPRS service, being one of the first islands in the Caribbean to launch a full GSM service.

United States

Overview

The US business, which includes a number of legal entities, including Cable & Wireless USA, Inc. and Cable & Wireless Internet Services, operates under the brand name Cable & Wireless America, and was formed during 2002. Cable & Wireless America serves the Wholesale, Enterprise and Business customer segments with hosting and IP services generating nearly three quarters of revenue.

The US telecommunications market is a mature market with a considerable number of participants and over capacity in many areas leading to intense competition. In addition, certain competitors in the United States have filed for Chapter 11 protection and may emerge with a significantly lower cost base than the Group and so be able to compete more effectively.

In May 2002, Cable & Wireless announced a restructuring of its existing US business and, in line with this strategy, announced the disposal of the retail voice and data customer bases in September 2002. In response to a further deterioration in trading conditions between March and September 2002, Cable & Wireless conducted a further business review.

In November 2002, a further restructuring of the US business was announced. As part of this restructuring, Cable & Wireless America terminated its international voice and domestic e-messaging businesses in the second half of 2002. During the same period, Cable & Wireless
America initiated the migration of customers from data centres to be closed, network rationalisation and consolidation, and headcount reductions.

The restructuring anticipated the closure of 11 data centres, and a reduction in headcount of 2,400. Since making the announcement 5 of the data centres have been closed, and a headcount reduction of 1,900 has been achieved.

The US business continues to be loss making. In 2003, Cable & Wireless America generated revenue of £512 million

Back to Contents

business description

and incurred a total operating loss of £1,681 million. As discussed in the Corporate Overview, Cable & Wireless has announced its intention to withdraw from its US operations.

In connection with consideration of a variety of options, Cable & Wireless’ US subsidiaries have taken some initial steps.

Japan

Overview

In Japan, Nippon Telegraph and Telephone Corporation (NTT), the former national incumbent, has approximately 75 per cent of the overall market. Cable & Wireless IDC Inc has about 3 per cent of the remaining market, as the fifth largest provider.

Cable & Wireless’ operations in Japan serve a full range of customers including residential, local and international businesses. They also provide wholesale services to other operators.

Business and Residential (Revenue £208 million)

In Japan, Cable & Wireless IDC sells mostly voice and data products into the small and medium sized business market both directly through its own sales force and also through a variety of agents and partners to access target customers. Over the last year, this particular customer base has been segmented further with larger corporations being accessed exclusively through a direct sales force and with smaller business customers and residential customers now being served exclusively through indirect channels and resellers. Cable & Wireless IDC has 80,000 residential and 20,000 business customers.

Wholesale (Revenue £75 million)

Cable & Wireless IDC sells mostly voice products to other operators. This market is in transition as many carriers shift from leased facilities to their own networks.

Enterprise (Revenue £40 million)

Cable & Wireless IDC, together with operations across the rest of Asia, also provides a full range of services to large nationals and multinationals from voice and data and IP services to complex web hosting solutions.

Continental Europe

The principal operations in Continental Europe are in France, Italy, Germany and Spain, together with smaller operations in Belgium, the Netherlands, Sweden, Switzerland and Russia.

The continental European operations are currently being refocused on Enterprise customers and the existing wholesale business. Operations providing services to the

Back to Contents

business description

small and medium sized customer market are being sold or shut down.

It is anticipated that the reorganisation will result in a reduction in the European network coverage from 33 to 19 nodes and a reduction in customer numbers from 15,000 to fewer than 1,000.

Wholesale revenues of £223 million represent some three quarters of revenue in continental Europe. The main wholesale customers are mobile operators and telecommunications operators.

Cable & Wireless Europe intends to substantially withdraw from the business customer sector, which accounted for £62 million in 2003, as it is not a financially attractive segment.

Cable & Wireless has completed disposals of certain non core businesses and assets that had focused on supporting small and medium sized customers in continental Europe. These include the sale of a number of operations in Northern Europe (Belgium, Netherlands, Sweden), Switzerland and Germany. In addition, Cable & Wireless has reached binding agreement subject to completion of certain preconditions on the sale of its non-core business in Russia. Cable & Wireless is in advanced discussions on the sale of its non-core businesses in France and Spain and expects to complete a transaction in France by September or earlier. The impact of these transactions, taken together, has been to reduce substantially the potential costs of exit from these non-core businesses.

Panama

Cable & Wireless owns a 49 per cent interest in, and has management control of, the largest telecommunications company in Panama, Cable & Wireless Panama S.A. The Panamanian government holds 49 per cent of the shares while the remaining 2 per cent are held by the company’s employees through a trust fund.

During 2002 and 2003, approximately 40 new licences were issued to operators to commence offering basic voice telephony services during 2003. Cable & Wireless Panama is in the process of negotiating interconnection agreements with several of these operators. At 31 March 2003, competition in fixed line services was largely confined to international and national long-distance services.

There are two licensees in the mobile market in Panama: Cable & Wireless Panama and BSC de Panama SA (Bell South). Cable & Wireless was the second entrant into this market. Cable & Wireless believes that mobile penetration in Panama is relatively low at approximately 15 per cent.

Cable & Wireless Panama provides a full range of internet services to customers, including dial-up, web hosting, web-site design and broadband access. The internet sector has always been competitive and at 31 March 2003 there were some 70 competitors in the sector.

Macau

In Macau, Cable & Wireless’ subsidiary is Companhia de Telecomunicações de Macau S.A.R.L. (CTM). CTM is managed and 51 per cent owned by Cable & Wireless. The other shareholders of CTM are Portugal Telecom Group, 28 per cent, CITIC Pacific Limited, 20 per cent, and Direcção dos Serviços de Correios de Macau, 1 per cent.

CTM has exclusive rights to operate fixed local and international telecommunications services within, to and from Macau until the end of 2011.

In the Macau telecommunications market, mobiles outnumber fixed lines. The mobile market was liberalised in 2001 and two competitors launched services in August 2001.

In Macau, CTM offers fixed local and international services and a full range of mobile services including GSM/GPRS and Multi-Media Messaging Services via eight branded retail outlets. CTM also provides a full range of internet services

Back to Contents

business description

to customers, including dial-up, web hosting, web-site design and broadband access.

In 2002, Cable & Wireless was granted international services-based telecommunications licences in Hong Kong and Singapore and now provides data and internet services to business customers. The facilities in Hong Kong started carrying commercial traffic in January 2002, those in Singapore in April 2002. Macau provides back office and management services to these operations.

Rest of World

Rest of World comprises Cable & Wireless’ businesses in Yemen, Bahrain and the Maldives, smaller operations in the Seychelles, Diego Garcia, Falkland Islands, Ascension, St Helena, Guernsey and Sakhalin in Russia, together with Cable & Wireless Regional’s head office functions. Yemen and the Maldives account for 59 per cent of the Rest of World revenue.

Yemen

Cable & Wireless provides international services to and from the Yemen through the Yemen International Telecommunications Company (L.L.C.) (TeleYemen) of which Cable & Wireless owns 51 per cent. TeleYemen holds the exclusive licence to provide international services to and from the Yemen. TeleYemen also has licences to provide an analogue mobile service and is an Internet Service Provider. These licences expire on 31 December 2003. Cable & Wireless has begun negotiations with the government in respect of these licences.

Maldives

Cable & Wireless has a 45 per cent interest in, and management control of, Dhivehi Raajjeyge Gulhun Private Limited (Dhiraagu). The remaining 55 per cent is held by the government of the Maldives. Dhiraagu provides domestic and international fixed and mobile telecommunication services to consumers and business customers. Internet services were liberalised in January 2003.

Bahrain

Cable & Wireless owns 20 per cent of Bahrain Telecommunications Company (Batelco). Batelco provides domestic and international fixed line and mobile telecommunication services to consumer and business customers. The telecommunications market in Bahrain has begun liberalisation and Batelco has begun discussions with the government in respect of future licensing arrangements.

Infrastructure

In the Caribbean, Panama and Macau, Cable & Wireless typically operates as the domestic incumbent, owning and operating the domestic fixed line networks and associated international interconnect facilities. Cable & Wireless also has network reach within the domestic markets of the United Kingdom, Japan and the United States. In other countries and territories, including Yemen, Cable & Wireless operates primarily as an international gateway, without extensive domestic networks.

Cable & Wireless is the world’s fourth largest international carrier of voice traffic and operates significant international submarine cable and satellite systems which are centrally managed within the United Kingdom. The IP backbone AS3561, provides seamless IP connectivity to the United Kingdom, United States, European and Japan regions.

Many of Cable & Wireless’ subsidiaries also own and operate mobile networks, including in the Caribbean (TDMA network in Jamaica, GSM/GPRS in Trinidad and Tobago), Panama (TDMA and GSM/GPRS), Macau (GSM/GPRS), the Maldives (GSM) and Bahrain (GSM). Cable & Wireless companies also operate 45 data centres within the United States, Japan and United Kingdom offering a wide selection of web-based and hosting services.

REGULATORY FRAMEWORK

Cable & Wireless, in common with other international telecommunication providers, faces regulatory and market access constraints in various countries resulting from restrictive laws, policies and licensing requirements. This reflects the perception of telecommunications as a public service, a history of special or exclusive rights to provide services and, often, a structured move towards liberalisation and the introduction of competition. Generally, specialist telecommunications regulation is administered through

Back to Contents

business description

enforcement of conditions contained in operating and service licences held by the Group and its subsidiaries.

Approximately 60 per cent of Cable & Wireless’ network services revenues are derived from the United Kingdom, the United States and continental Europe, in each of which the telecommunications sector has been largely liberalised and competition introduced in the services Cable & Wireless provides.

Many of the other markets in which Cable & Wireless operates are in transition from long-standing monopoly environments to competitive markets. With the global trend towards liberalisation of telecommunication markets, Cable & Wireless is actively engaged with host governments who desire it to reach agreement to end exclusive licences and provide for an orderly transition into a fully competitive environment. The discussions involve negotiating fair regulatory arrangements to provide for equal treatment and opportunity during the transitional period.

Nevertheless, some restrictive telecommunications laws and regulations are expected to continue in force, giving rise to residual constraints, risks and uncertainties that will affect Cable & Wireless’ ability to develop and market its full portfolio of services.

A key regulatory issue in many markets is the need for ‘rebalancing’, the removal of cross-subsidies between international services and domestic services by increasing domestic charges and reducing international rates. There is further impetus to rebalance in the form of external pressure on international settlement rates.

The Group believes it materially complies with regulatory obligations and where regulatory compliance issues emerge it intends to take action as necessary to ensure compliance.

Licensing

Cable & Wireless provides international and domestic telecommunications services under exclusive and non-exclusive licences in the jurisdictions in which it operates. These licences are either held by Cable & Wireless itself or by local operating entities owned either wholly or partly, directly or indirectly, by Cable & Wireless.

The Group believes it has all licences material to the running of its business. It is possible that from time to time, as further products and services are deployed or changed, additional licences or authorisations will be required. Where the Group identifies the need for further licences or authorisations, it intends to acquire such licences. The terms of the Group’s licences vary, although most remain in effect for a fixed period of between 10 and 25 years, or for an indefinite period subject to notice of termination after a specified minimum period. Licence fees are sometimes required, either as a fixed annual fee or a fee equal to a percentage of the revenue arising from the licence.

Following the implementation of the European Electronic Communications Directives on 25 July 2003, Member States of the European Union will no longer issue individual telecommunications licences to companies except in exceptional circumstances such as the allocation of spectrum. Therefore, Cable & Wireless expects that substantially all telecommunications licences Cable & Wireless holds in European Union Member States will be revoked. However, Cable & Wireless will continue to offer telecommunications services subject to obligations set forth in general conditions as dictated by the Electronic Communications Directive and individual member states.

Some licences provide that, upon their termination, the government may purchase, or have the option to purchase, the property, plant and equipment of the licensee in that territory. In some cases where the Group owns an operating company jointly with government, that government has the right to purchase, at specified times, the whole or part of the Group’s shareholding in the operating company.

Across the world, the trend in telecommunications regulation is for governments and regulators to promote liberalisation and to replace exclusive licences with non-exclusive licences and rules governing competition between operators. Jurisdictions that currently support monopoly provision may also decide to promote competition, and Cable & Wireless expects that some of the remaining exclusive licences will not be renewed on an exclusive basis or that governments will seek to withdraw their exclusivity before the licence expires.

The Group has committed itself to entering discussions regarding the introduction of competition in any territory where government wishes to do so.

There is no guarantee that an agreement to provide either a monopoly or franchised service will remain in effect for the full term of the agreement.

Regulation by Jurisdiction

The regulatory institutions and policies of the jurisdictions in which the Group operates are varied. Regulators in markets for the Group include the Office of Telecommunications and Office of Fair Trading in the United Kingdom, the Ministry of Public Management, Home Affairs, Posts and Telecommunications in Japan, and the Federal Communications Commission and Department of Justice in the United States. Cable & Wireless USA is also subject to state regulations when it provides intra-state services. National regulators and competition authorities in continental Europe are also significant. The regulatory framework for member states of the European Union is principally

Back to Contents

business description

established through directives of the European Parliament and Council developed at the working level by the European Commission. The Group’s operations in the Caribbean are regulated by national or regional regulators, some of which are independent statutory bodies like the Office of Utilities Regulation in Jamaica, the Eastern Caribbean Telecommunications Authority, which is the regional regulator for several member countries of the Organisation of Eastern Caribbean States, and the Fair Trading Commission in Barbados. The national regulator, Ente Regulador de los Servicios Publicos, regulates the Group’s operations in Panama.

United Kingdom

The telecommunications market in the United Kingdom is regulated under the Telecommunications Act 1984 (UK Telecoms Act). The UK Telecoms Act established the Director General of the Office of Telecommunications (Oftel) as the independent industry regulator. As a member of the European Union, the UK government must also ensure that the UK regulatory framework for communications complies with relevant EU directives.

As a network operator, Cable & Wireless UK has the right to request and receive cost-based interconnection for switched voice services and leased line access circuits (Partial Private Circuits) from BT on non-discriminatory terms. Such services are subject to network charge controls. Oftel is currently formulating a new proposed framework for regulating dominant providers of network facilities. However, Cable & Wireless expects that the regulation of BT with respect to Partial Private Circuits and switched voice interconnect will be broadly similar to the regulations in place today.

Cable & Wireless has been designated as having ‘Market Influence’ on a number of International Direct Dial (IDD) routes from the United Kingdom. In total there are 37 retail IDD routes and 38 wholesale IDD routes where Cable & Wireless currently is designated with Market Influence status, although these designations are currently under review as part of the process for implementing EU directives. Subject to consultation, it appears that following the implementation of the package of Directives, Cable & Wireless will have a designation of Significant Market Power on wholesale IDD services from the United Kingdom to four destinations: Andorra, Ascension Island, Montserrat and Turks & Caicos.

The British government is reforming existing telecommunications and broadcasting legislation and draft legislation was introduced to Parliament in November 2002 in the form of a Draft Communications Bill. It is proposed that the Bill will update broadcasting and telecommunications legislation taking into account the requirements of the EU Telecommunications Directives. It will also layout the powers held by the Office of Communications (Ofcom), the new regulator that was created in 2002. The Chairman, Chief Executive and various Board Members of Ofcom have now been appointed, although they have no power to act until Ofcom formally replaces the existing broadcasting and telecommunications regulators in late 2003 or 2004.

Europe

Cable & Wireless operates under separate licences in Austria, Belgium, France, Germany, Greece, Italy, Ireland, the Isle of Man, Luxembourg, the Netherlands, Norway, Portugal, Russia, Spain, Switzerland, and the United Kingdom. The regulatory framework in member states of the European Union is harmonised by EU directives though, in practice, there are divergences in regulatory policy and practice between member states.

The European Union adopted a new package of harmonising directives (Framework, Authorisation, Universal Service, Access and Interconnection and Data Protection Directives) in April 2002. Member states must implement the directives by 25 July 2003. The package uses the concept of significant market power to determine which operators should have prior obligations placed on them, on the grounds that such operators might exploit that market position to the detriment of competition and therefore consumers.

One of the markets being reviewed is the market for call termination on fixed public telephone networks. It is likely that National Regulatory Authorities will decide that all operators of public voice telephony networks have significant market power on calls terminating on their own networks. If this is the case, Cable & Wireless would be designated as having ‘Significant Market Power’ for calls terminating on each of Cable & Wireless’ national voice networks. However, due to this concept being applied to all operators, obligations are likely to be minimal and the Group expects there will be little or no competitive impact.

Japan

Cable & Wireless IDC holds a Type I (facility holding and service providing) licence and a General Type II (service providing) licence. Among the services Cable & Wireless IDC provides in Japan are web hosting, international and domestic voice and data services, Internet Protocol access, managed corporate services, and wholesale services to other carriers in the Asian region.

The Japanese legislature is undertaking a reform of Telecommunication Business Law. This reform is likely to abolish the separation of telecommunication business licences between Type I and Type II, and allow a significant

Back to Contents

business description

degree of tariff deregulation, relieving non-dominant operators of the need to file tariffs. This revision may also introduce a degree of tariff deregulation to Nippon Telegraph and Telephone Corporation (NTT), the incumbent telecommunications provider, which could impact Cable & Wireless IDC’s pricing competitiveness in certain instances. The legislature is expected to pass the new Telecommunication Business Law in the first half of calendar year 2003, with related implementation ordinances drafted during the second half of 2003. The new Telecommunication Business Law is expected to come into force during calendar year 2004.

NTT East and NTT West, which serve the eastern and western areas of Japan respectively, have secured authorisation for regional IP access services within their service areas. These authorisations may increase the degree of competition faced by Cable & Wireless IDC, but also provide some benefits to the company through the availability of cheaper wholesale data services.

Interconnection charges for origination and termination of traffic on the networks of NTT East and NTT West impact the profitability of Cable & Wireless IDC’s voice business. The Ministry of Public Management, Home Affairs, Posts and Telecommunications (MPHPT) regulates these interconnection charges. Certain interconnection charges used by Cable & Wireless IDC’s voice services increased by 12 per cent on 1 April 2003 and there is the possibility of further retrospective increases later this year. Current regulatory proceedings could assist Cable & Wireless IDC by allowing it to set retail prices for calls-to-mobiles, which prices are currently set by the mobile network operators. A MPHPT working group is currently studying these arrangements, particularly in relation to calls originated on the subscriber lines of NTT East and NTT West. The MPHPT working group is due to report during calendar year 2003.

Legislation to establish a Universal Service Fund was passed in 2001, but the Japanese government has not yet announced an intention to impose levies on carriers. There remains, however, a possibility that Cable & Wireless IDC will be liable to make payments in future years. There is also a proposed cap on contributions at 3 per cent of retail voice revenue, thereby limiting overall liability in any given year.

United States

The principal legislation regulating telecommunications services in the United States is the Communications Act of 1934 as amended by the Telecommunications Act of 1996 (US Communications Act). Title II of the US Communications Act establishes a comprehensive regulatory regime for common carriers involved in interstate or international communications by wire. Cable & Wireless USA is licensed under the US Communications Act.

Because it offers interstate and international telecommunications services to businesses generally and not just to selected customers, Cable & Wireless USA Inc., for regulated services, is a common carrier subject to Title II regulation.

Title II requires common carriers to provide telecommunications services upon reasonable request, to provide services on rates and terms which are just and reasonable, to obtain the approval of the Federal Communications Commission (FCC) for the construction of new or the extension of existing international facilities and for the initiation and discontinuance of service offerings, and to comply with any applicable orders issued by the FCC. The FCC has, by regulation, suspended certain other requirements for non-dominant common carriers providing domestic interstate telecommunications services. Cable & Wireless USA is deemed a non-dominant common carrier in the provision of interstate domestic service. Cable & Wireless USA may thus, under the current FCC regulation, construct new interstate facilities, offer new services and set interstate prices with minimal FCC review, subject only to general FCC reporting requirements. As a common carrier of interstate telecommunications services, Cable & Wireless USA is also required to contribute to the Federal Universal Service
Fund.

Cable & Wireless USA offers international telecommunications services principally on a resale basis. On some routes, Cable & Wireless USA is deemed a dominant carrier because it is an affiliate of a foreign carrier that is considered by the FCC to be dominant in that foreign market.

Subsequent to its acquisition of selected assets of Exodus, Cable & Wireless began discussions with the US government regarding the terms on which the company might file and clear review by the Committee on Foreign Investment in the United States (CFIUS). Given Cable & Wireless’ announcement of its intention to exit the US business market, the discussions have been discontinued.

Other markets

During the year, both Panama and Jamaica reached the conclusion of a phased liberalisation process, with the opening of all market sectors to competition in January and March 2003, respectively. Both these processes proceeded as contemplated in agreements struck between
Cable & Wireless and the governments of those territories. Subsequent to the commencement of the phased liberalisation process in Jamaica, several other Caribbean governments, notably Barbados, and some members of the

Back to Contents

business description

Organisation of Eastern Caribbean States, have endorsed a broadly similar approach.

Regulation relating to Online Content and Internet Protocol Networks

Online Content

Governments around the world are adopting and proposing legislation and regulations, and courts are creating case law, making certain types of online content illegal. A critical issue in the development of those legislative and regulatory arrangements is whether Cable & Wireless, as a web hosting and internet service provider, might be deemed responsible for illegal content or illegal conduct related to legal content (eg downloading copyrighted material) operated or controlled by customers of Cable & Wireless services. At present, most jurisdictions have taken a position that the content provider, not the web hosting provider or internet service provider, is responsible for the content that it develops or posts, an approach supported by Cable & Wireless. Copyright law in the United States and European Union extends protection to digital works distributed over the internet and clarifies the hierarchy of liability for infringements of copyright. Also, the European Union has adopted a Directive that makes it clear that service providers are not liable for hosted content but must take appropriate action when notified that illegal content resides on their network.

In addition, industry self-regulation is actively encouraged in the United States and by the European Commission and the industry supports a number of successful self-regulatory initiatives world wide. For example, many governments have endorsed the Internet Content Rating Association as a model for the self-labelling and rating of websites, which empowers parents to filter internet content viewed by their children. An extensive network of national hotlines for internet users to report criminal content (mainly child pornography) is operating well, co-funded by industry and government.

Between countries there is the possibility for conflict concerning the definition of illegal internet content. Consequently, Cable & Wireless recognises the risks that content legally hosted in one jurisdiction may give rise to a breach of national laws when accessed in another jurisdiction. The industry as a whole faces this situation and it remains one of the key policy issues to be resolved as national governments determine the appropriate legal framework for the internet.

An increasing number of countries have strengthened national anti-terrorism laws and the protection of national communications infrastructure. Measures include modifications to the framework for legal interception, access to retained or preserved data and, in the case of the
United Kingdom and some continental European countries, moves to extend retention periods for law enforcement purposes.

Internet protocol (IP) networks

At present, regulation of IP networks is minimal. Some national regulators and international organisations (eg the International Telecommunication Union) have been discussing market concentration in IP backbone services. Also, there is ongoing debate in international regulatory circles about the cost of connectivity from developing countries to the internet and the impact that such costs may have on the ‘digital divide’. In the United States and the European Union, regulators appear to be of the view that at this time, there is an acceptable level of market concentration in IP backbone services and competition law is an adequate safeguard against excessive concentration and the abuse of market power and that, consequently, no special regulation of IP networks is required.

PROPERTY

The property portfolio of Cable & Wireless and its subsidiaries at 31 March 2003 amounted to approximately 16 million square feet of freehold and leasehold technical and office space, located primarily in the United Kingdom and United States, although the spread of properties extends across continental Europe, Asia, and the Caribbean. Numerically, the bulk of properties are technical and house equipment necessary to support Cable & Wireless’ operations world wide.

The vast majority of the existing portfolio is leased. In general, Cable & Wireless’ technical properties enjoy the protection of telecommunications legislation, which has the aim of ensuring the continuity of Cable & Wireless’ networks.

Over the last few years, most Cable & Wireless companies have initiated major projects with the aim of substantially reducing the size of their property portfolios, to match Cable & Wireless’ streamlined headcount and business rationalisation. Project planning is well advanced, generally focusing on reducing office space which is easier to dispose of because there are fewer constraints than apply to technical properties and there is a larger market for office properties.

Whilst disposals are being pursued across the Group as part of these projects, acquisition of both office and technical sites still occurs where required.

Back to Contents

business description

LEGAL PROCEEDINGS

Class action litigation against Cable and Wireless plc

Between December 2002 and February 2003, ten shareholder class action lawsuits were filed in the United States District Court for the Eastern District of Virginia naming Cable and Wireless plc and several of its officers and directors as defendants.

In March 2003, the court consolidated all of the cases into one action, styled as In re Cable and Wireless plc Securities Litigation, Civil Action No. 02-1860-A. The Court has appointed Ontario Teachers’ Pension Plan Board, an institutional investor located in Canada, and Alex Osinski, a U.S. citizen, as co-lead plaintiffs (collectively ‘lead plaintiffs’) to prosecute on behalf of all plaintiffs.

In May 2003, the lead plaintiffs filed a consolidated complaint that alleges violations of certain sections of the Securities and Exchange Act of 1934 and the rules promulgated thereunder. A central allegation is that the defendants made false and misleading statements about the Company’s financial condition by failing to disclose on a timely basis the existence of a tax indemnity and a ratings trigger to place money in escrow until any liability which the Company may have had under the tax indemnity was finally determined. The indemnity and ratings trigger appear in an agreement between the Company and Deutsche Telekom for the sale of the Company’s interest in the mobile telephone company that operated under the name One2One.

In addition to the allegations relating to the tax indemnity, the consolidated complaint also alleges that the defendants made false and misleading statements by: (1) failing to disclose certain lease liability commitments and (2) improperly recognising revenue received from sales of capacity to other carriers.

The plaintiffs seek unspecified money damages in their complaints.

Cable & Wireless believes that it has meritorious defences to these claims and intends to vigorously defend itself in this litigation.

Dispute with IBM UK Limited

Disputes between (1) Cable and Wireless plc and IBM United Kingdom Limited, (2) Cable & Wireless USA, Inc. and International Business Machines Corporation and (3) IBM Japan Limited and Cable & Wireless IDC Incorporated (collectively ‘Cable & Wireless’ and ‘IBM’ respectively) have arisen out of a Global Framework Agreement (GFA) dated 20 December 2000, and related agreements, pursuant to which IBM agreed to supply to Cable & Wireless information technology services.

In order to monitor the quality of the services provided by IBM, including price and service levels, the GFA contains ‘benchmarking’ provisions, which set out the processes and procedures by which the services provided by IBM are to be assessed against a pre-determined objective. In February 2002, the parties engaged Compass America Inc (Compass) to conduct a benchmark for the 14 month period from 1 January 2001 to 28 February 2002, the results of which revealed significant levels of overcharging by IBM.

Disputes arose as to whether the GFA obliged IBM to repay to Cable & Wireless the amounts that the benchmark established it has been overcharged and as to whether the Compass reports were valid both in terms of their substance and conformity with the GFA benchmarking requirements. On 4 July 2002, the Company issued proceedings for a declaration that it is entitled to compensation from IBM UK for any period of overcharging, including past overcharging, and to compensation in respect of overcharging as identified by Compass.

After an inconclusive Court-ordered mediation that took place in December 2002, the Court ordered an expedited trial of all matters in issue between the parties. Full pleadings were then exchanged. Cable & Wireless seeks a declaration as to the meaning of certain overcharging related provisions of the GFA and compensation for overcharging by IBM. From January 2001 to the date Cable & Wireless’ proceedings were issued, its claim in respect of overcharging by IBM amounts to approximately £115 million in respect of the United Kingdom and approximately US$22 million in respect of the United States. For each month that IBM refuses to reduce its charges a further substantial overcharge arises. IBM UK and IBM US seek the declaration in respect of the Compass reports referred to above and IBM
UK has brought counterclaims in respect of work it alleges Cable & Wireless should have given to it under the GFA and claims damages to be assessed. IBM Japan Limited seeks payment of certain charges allegedly due and payable to it by Cable & Wireless IDC Inc. Subsequently, on 21 February 2003, the Court directed that Cable & Wireless’ claim as to the meaning of certain overcharging related provisions of the GFA should be heard separately from the other claims and counterclaims as a preliminary issue. The preliminary issue has been set for trial in September 2003.

Cable & Wireless believes that it has meritorious defences to the counter claims asserted by IBM and intends to vigorously defend itself in this litigation.

Back to Contents

business description

Claim by APCC Services, Inc. and others

On 30 March 2001, a complaint was filed in the US District Court for the District of Columbia against Cable & Wireless USA, Inc. and was served on Cable & Wireless USA, Inc. on 25 June 2001. The complaint was filed by a group of billing and collection agents on behalf of hundreds of entities that own and operate public payphones throughout the United States. The complaint alleges that Cable & Wireless USA, Inc. violated the US Communications Act and the rules, regulations, and orders of the Federal Communications Commission by not adequately compensating the independent payphone operators for toll free and access code calls that were made from the independent payphone operators’ payphones and carried over Cable & Wireless USA, Inc.’s network.

The complaint seeks approximately US$5 million in monetary damages. In August 2001, Cable & Wireless USA, Inc. and the plaintiff entered into a tolling agreement whereby the obligations of the parties in litigation would be suspended until 1 November 2001, while the parties attempted to resolve the dispute informally. Plaintiffs refiled their complaint which is now pending in the US District Court for the District of Columbia. The parties agreed to a confidential, non-binding, third-party neutral evaluation for settlement purposes which is currently ongoing.

Cable & Wireless USA, Inc. believes that it has meritorious defences to the claims. If the dispute is not resolved through the neutral evaluation process, Cable & Wireless USA, Inc. intends to vigorously defend the action.

Litigation against Digital Island, Inc./Cable & Wireless Internet Services, Inc.

As described in ‘Business Description - History’, in 2002 Cable & Wireless acquired 100 per cent of Digital Island, which is now known as Cable & Wireless Internet Services, Inc.

Akamai Technologies, Inc. (Akamai) and the Massachusetts Institute of Technology (MIT) filed a patent infringement suit against Digital Island on 13 September 2000 in the US District Court for the District of Massachusetts, alleging that a version of Digital Island’s content delivery service infringes a patent owned by MIT and licensed exclusively to Akamai. On 20 September 2000, Akamai and MIT filed a further claim alleging infringement by Digital Island of a second Akamai patent.

On 21 December 2001, a jury invalidated three of the claims related to one of the Akamai patents. The jury also found that Digital Island infringed one independent claim and three dependent claims of this patent. Digital Island was found not to have infringed the other patent. On 23 August 2002, the

Court entered a permanent injunction prohibiting further infringement of certain of the surviving claims. Cable & Wireless has revised its content delivery service (at little cost to and with no other effect on its customers) in such a way that Cable & Wireless believes that the infringement no longer exists and that the injunction is of no effect. Nevertheless, on 17 September 2002, Akamai filed a contempt motion with the Court asserting that Cable & Wireless Internet Services, Inc. is violating the injunction by continuing to infringe the surviving Akamai claims. The Court denied Akamai’s motion on 1 November 2002. A damages trial has not yet been scheduled on the infringed claims.

On 22 January 2003, Akamai filed a patent infringement suit against Cable & Wireless Internet Services, Inc. in the US District Court for the Eastern District of Virginia, alleging that the Cable & Wireless content delivery service infringes a recently-issued patent owned by Akamai. Upon motion by Cable & Wireless Internet Services, Inc. the case was transferred to the District Court for the District of Massachusetts.

On 22 April 2003, Akamai filed a patent infringement suit against Cable & Wireless Internet Services, Inc. in the US District Court for the District of Massachusetts, alleging that the Cable & Wireless content delivery service infringes a patent issued to Akamai that same day.
Akamai has not yet effected service of the complaint in this case.

On 29 August 2002, Teknowledge Corporation (Teknowledge) filed a patent infringement suit against Cable & Wireless Internet Services, Inc., Akamai, and Inktomi Corporation in the US District Court for the District of Delaware, alleging that the content delivery service of each defendant infringes a patent owned by Teknowledge. Upon motion by Cable & Wireless Internet Services, Inc. the case was transferred to the District Court for the Northern District of California.

Cable & Wireless Internet Services, Inc. believes that it has meritorious defences to the outstanding claims asserted in these cases and intends to vigorously defend itself in these cases.

Class actions against Digital Island, Inc. in connection with its initial public offering

In August 2001, Digital Island became aware that two purported shareholder class action lawsuits were filed in the US District Court for the Southern District of New York naming Digital Island as a defendant along with certain of its present and former officers and directors and alleging violations of certain sections of the Securities Act 1933 and the Securities Exchange Act 1934.

Back to Contents

business description

The actions (which now include a third suit making virtually identical claims and allegations) allege that the Registration Statement and Prospectus through which Digital Island conducted its initial public offering (IPO) in June 1999 was false and misleading because it failed to disclose, amongst other things, that:

(i)
the underwriters of the IPO allegedly had solicited and received excessive and undisclosed commissions from certain investors in exchange for which the underwriters allocated to those investors material portions of the restricted number of Digital Island shares issued in connection with the IPO; and

(ii)
the underwriters allegedly had entered into agreements with customers whereby the underwriters agreed to allocate Digital Island shares to those customers in the IPO in exchange for which the customers agreed to purchase additional Digital Island shares in the after market at pre-determined prices.

On 15 July 2002, Cable & Wireless Internet Services, Inc. moved to dismiss all claims against it. On 19 February 2003, the Court denied the motion to dismiss.

Cable & Wireless Internet Services, Inc. is now engaged in settlement discussions with the plaintiffs. Notwithstanding this, Cable & Wireless Internet Services, Inc. believes that it has meritorious defences to these claims and, should the settlement discussions prove unsuccessful, intends to vigorously defend itself in any such litigation.

Class action securities litigation against Digital Island, Inc., Cable & Wireless and others

Digital Island, Cable and Wireless plc, Dali Acquisition Corp. (Dali) (a former subsidiary of Cable & Wireless), and certain of the then present and former directors of Digital Island, have been named as defendants in six separate putative class action lawsuits alleging various claims arising out of Cable & Wireless’ acquisition of Digital Island in August 2001. Three of the lawsuits were filed in the US District Court for the District of Delaware and three were filed in the Delaware Court of Chancery. The three federal lawsuits were consolidated into a single case, and, while the plaintiffs’ motion to consolidate the three state cases was granted on 24 April 2002, the plaintiffs have yet to file a consolidated, amended complaint.

The federal suit alleged that the defendants violated federal securities laws by failing to disclose on a timely basis that Digital Island had entered into certain business agreements with Bloomberg, L.P., and Major League Baseball. It further alleged that compensation agreements with certain officers and/or directors of the company violated the federal securities ’all-holders’ rule. One state lawsuit alleged violations of Delaware law based upon similar allegations.

The other two state lawsuits alleged various violations of Delaware law against the same corporate defendants and the present and former Digital Island directors, including that they failed to disclose all material facts relating to Digital Island’s relationship with Microsoft, and that they failed to obtain a fair price for Digital Island shares.

On 10 September 2002, a federal judge granted the defendants’ motion to dismiss the federal lawsuits with prejudice. Plaintiffs have appealed the decision to the US Circuit Court of Appeals for the Third Circuit. Cable & Wireless believes that it and its subsidiaries have meritorious defences to the claims asserted in these lawsuits, and intends to continue to vigorously defend itself in that litigation as well should the plaintiffs pursue those claims.

Litigation with Cibertec International, S.A. and Inversiones Kamasu, S.A.

Cibertec International, S.A. and Inversiones Kamasu, S.A. initiated proceedings against Cable & Wireless Panama, S.A. and Cable and Wireless (CALA Management Services) Limited in Panama on 29 October 1999. The claim is for approximately US$125 million and alleges breach of contract. On 18 November 2002, the Panamanian Circuit Court handed down a decision against Cable & Wireless Panama, S.A. awarding damages of US$67,255,000, including moral damages and costs. The Court decided that Cable & Wireless Panama, S.A. had failed to maintain in sufficient confidence certain of the proprietary information of the plaintiffs.

Cable & Wireless Panama, S.A. appealed the judgement on 3 December 2002 and intends to pursue this appeal vigorously. Pending the resolution of its appeal, Cable & Wireless Panama, S.A. is not obliged to pay, and has not paid, any of the awards against it.

Claim against the Minister of Finance and Economy

On 16 December 2002, a complaint was filed at the Supreme Court of Justice of Panama against the Minister of Finance and Economy in Panama alleging that the Operating Agreement executed between Cable and Wireless (CALA Management Services) Limited and INTEL, S.A. (now Cable & Wireless Panama, S.A.) as part of the privatisation agreements was null and void ab initio, on the grounds that it had not been published in the Official Gazette in Panama.

On 21 March 2003, the Court admitted the claim against the Minister of Finance and Economy.

Back to Contents

business description

Panamanian counsel consider this claim to be without merit and none of Cable and Wireless plc, Cable & Wireless Panama, S.A. or Cable and Wireless (CALA Management Services) Limited are parties to the complaint. However, if the complaint were to be successful and the Operating Agreement declared null and void, then the complainants could file a complaint against Cable and Wireless (CALA Management Services) Limited requiring the return of all management fees collected under the agreement since its execution. This would amount to approximately £60 million. In the event that this complaint is successful, Cable & Wireless and its subsidiaries intend to vigorously pursue any legal recourse available to them.

Claim by Caribtel (Caribbean) Limited

On 9 May 2003, Caribtel (Caribbean) Limited, a telecommunications operator specialising in calling cards, filed a suit against Cable & Wireless Jamaica Limited in the Supreme Court of Judicature of Jamaica. Caribtel has alleged that Cable & Wireless Jamaica Limited wrongfully disconnected Caribtel’s local access telephone services, resulting in a breach of contract and a violation of the Jamaican Fair Competition Act and the Telecommunications Act. Caribtel is claiming US$50 million of lost income to its pre-paid local access calling card business for the period from 25 April 2003 to 25 April 2006. Caribtel has also claimed aggravated and/or exemplary damages of Jamaica $300 million (approximately £2.94 million) and is seeking injunctive relief to have Cable & Wireless Jamaica Limited reinstate Caribtel’s local access telephone service.

On 22 May 2003, Caribtel presented a petition for injunctive relief before the Supreme Court of Jamaica requesting that Cable & Wireless Jamaica Limited be required to reinstate Caribtel’s local access telephone service; be restrained from disconnecting any other telecommunications facility currently supplied to Caribtel’s business premises until trial; and be prevented from calling on a prior bank guarantee that Caribtel had provided to Cable & Wireless Jamaica Limited in conjunction with a settlement agreement entered into between the parties in February 2003 relating to breaches of contract by Caribtel in December 2002. The injunctions were not granted by the court. However, Cable & Wireless Jamaica Limited gave an undertaking that it would not disconnect the direct internet access facility pending a hearing scheduled for 2 June 2003.

Prior to the hearing of 2 June 2003, Caribtel approached Cable & Wireless Jamaica Limited with a view to arriving at a settlement. The parties entered into negotiations as a result of which the matter was taken off the court list by consent of both parties. A new court date will be set if the parties are unable to arrive at a settlement. Cable & Wireless Jamaica Limited believes that its actions were lawful and that it was entitled to disconnect Caribtel’s services under its contract with Caribtel. If the settlement negotiations prove unsuccessful, Cable & Wireless Jamaica Limited will continue to defend itself vigorously in this matter.

Arbitration between Tilts Communications A/S/Cable and Wireless plc/Sonera OY and Republic of Latvia/Lattelekom SIA

In September 2001, Cable and Wireless plc was joined as a party to an arbitration in connection with its former participation with Sonera OY (Sonera) in the joint venture Tilts Communications A/S (Tilts). Through Tilts, Cable and Wireless plc and Sonera purchased a 49 per cent shareholding in a Latvian telecommunications company, Lattelekom SIA (Lattelekom) in 1994. Cable and Wireless plc sold its interest in Tilts to Sonera in June 1998.

Tilts commenced arbitration proceedings in August 2000 against the Republic of Latvia alleging a number of breaches of an agreement signed in 1994 by Tilts, Lattelekom and the Republic of Latvia (the ‘Umbrella Agreement’). Tilts claims a total of approximately LVL87.6 million (approximately £95 million) from the Republic of Latvia as compensation for, amongst other things, losses sustained as a consequence of the shortening of the twenty year exclusivity period granted to Lattelekom as the provider of fixed line telecommunications services.

The Republic of Latvia has asserted nine counterclaims for a total of approximately LVL599.5 million (approximately £656 million) against Tilts, alleging that Tilts has failed to comply with various obligations it assumed under the Umbrella Agreement including (i) to digitalise and otherwise improve Lattelekom’s network in accordance with its contractual commitments, (ii) to meet certain quality of service and network performance commitments, and (iii) to procure that Sonera sell its shares in GSM operator Latvijas Mobilais Telefons to Lattelekom. Tilts considers that the counterclaims asserted by the Republic of Latvia are unfounded.

Cable and Wireless plc was joined as a party to the arbitration by the Republic of Latvia because it (and Sonera) guaranteed the performance by Tilts of its obligations under the Umbrella Agreement to the Republic of Latvia by performance and parental guarantees. However, as part of the arrangements relating to Sonera’s purchase of Cable and Wireless plc’s shares in Tilts, Sonera provided Cable and Wireless plc with an indemnity for any liability incurred by Cable and Wireless plc under these guarantees. Provided Sonera honours its obligations under the indemnity, Cable and Wireless plc will not be exposed to any liability under these guarantees. Cable and Wireless plc has taken legal advice. Based on this advice, Cable and Wireless plc

Back to Contents

business description

believes that the indemnity is binding. In addition, Sonera provided Cable and Wireless plc with a letter dated 11 December 2001, confirming that in its view all liabilities, costs and expenses incurred by Cable and Wireless plc in connection with the arbitration fell within the scope of the indemnity. Following the acquisition of Sonera in 2002, the successor entity to Sonera, TeliaSonera, provided Cable and Wireless plc with a further letter dated 23 February 2003, acknowledging Sonera’s obligations under the indemnity and stating that TeliaSonera’s acquisition of Sonera did not alter the validity of the confirmations given by Sonera in its earlier letter of 11 December 2001.

Other than the above, there are no pending legal or regulatory proceedings against the Company or any of its subsidiaries, which the Company believes will if determined adversely to the Group have a material adverse effect on the Group’s liquidity or results of operation.

Back to Contents

operating and financial review

OPERATING AND FINANCIAL REVIEW

This section contains:

Overview	24
Group operating performance	26
Review by division	32
Liquidity and capital resources	36
Cash Flow	39
Disclosures about market risk	39
Five year summary	41
Critical accounting policies	42
New UK accounting standards adopted	43
US GAAP reconciliation	44
Risk factors	45

The following discussion should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Annual Report. These financial statements have been prepared in accordance with UK GAAP, which differs in significant respects from US GAAP. The principal differences between UK GAAP and US GAAP, as they relate to Cable & Wireless, are described and reconciliations of net income and shareholders’ equity to US GAAP are set out in Note 36 of Notes to the Financial Statements.

OVERVIEW

The analysis and commentary included in this Operating and Financial Review is based on the Group’s structure and reflects the manner in which the business was organised and managed during the three years ended 31 March 2003.

In June 2003, the Company announced that the Group will withdraw from the United States, take steps to radically improve the unsatisfactory results in the United Kingdom and build upon its strong positions in national telecommunications companies round the world. To simplify the management of the business, Cable & Wireless now has a country-based structure.

Prior to this reorganisation, Cable & Wireless was organised into two business divisions: Cable & Wireless Global and Cable & Wireless Regional. Cable & Wireless Global’s main operations and subsidiaries were in the United Kingdom, Europe, the United States and Japan delivering IP, data and voice solutions to wholesale (Service Provider) and business customers. Business customers were divided into two customer segments: Enterprise, comprising major corporate customers, and Business Markets, comprising SME and retail voice customers. Cable & Wireless Regional comprised operations in the Caribbean, Panama, Macau, the Middle East and the Atlantic, Pacific and Indian Oceans providing a range of telecommunications services to businesses and consumers.

Current geographical financial data for Cable & Wireless Global included in this Operating and Financial Review are based on management’s estimates of the allocation of turnover and operating profit or loss attributable to a given geographical region that was included within the business of Cable & Wireless Global. However, as announced, Cable & Wireless intends to focus its business around the key geographical regions in which it operates and will track and report results on that basis. Consequently, in the future, the geographical breakdown of the Group’s results for those portions of its business that used to be part of Cable & Wireless Global, may not be entirely comparable to the results by geography disclosed when Cable & Wireless reported results by Cable & Wireless Global (and within Cable & Wireless Global: Wholesale, Enterprise and Business Markets) and Cable & Wireless Regional.

Trading conditions in the telecommunications markets have remained challenging in 2003. In the United Kingdom, continental Europe, the United States and Japan, the trading market remains intensely competitive, with overcapacity in many areas resulting in downward pricing pressure. In the United Kingdom, there has been a significant reduction in the volume of national interconnect business as other carriers migrate to their own networks.

A deterioration in Cable & Wireless Global’s business performance has resulted in fixed asset and goodwill impairment charges as forecast performance has been revised downwards. In September 2002, fixed assets were impaired by £787 million and goodwill of £2,713 million was written off. This goodwill write off largely related to the UK corporate, IP and wholesale businesses acquired as part of the Cable & Wireless Communications’ restructuring in May 2000. In March 2003, fixed assets were further impaired by an additional £1,479 million and goodwill by an additional £12 million. These impairment charges mean that the Group’s depreciation charge will be significantly lower in 2004.

As part of the Group’s reorganisation, Cable & Wireless may incur additional costs as the Group implements the new strategy and determines the steps necessary to reorganise the business. Cable & Wireless cannot predetermine what these

Back to Contents

operating and financial review

costs are likely to be. It is possible, however, given the scope of the intended reorganisation, that further significant exceptional charges could be incurred in 2004.

In Cable & Wireless Regional, liberalisation in many of the markets has increased competition, particularly in mobile, international and local data and IP services.

During 2003, the phased liberalisation processes in Panama and Jamaica concluded with the opening of all market sectors to competition in January and March 2003 respectively.

The following sections set out, for each of the three years ended 31 March 2003, turnover, operating costs and operating profit or loss of the Group and of the divisions Cable & Wireless Global and Cable & Wireless Regional. The analysis of turnover between Cable & Wireless Global and Cable & Wireless Regional is provided as an indication of the sources of growth of the Group’s businesses. The Group’s operations are all considered to fall into one class of business, namely telecommunications.

Back to Contents

operating and financial review

GROUP OPERATING PERFORMANCE

	2003	2002 [1]	2001 [1]
	£m	£m	£m

Turnover
Continuing operations	4,247	4,703	4,688
Discontinued operations[2]	144	1,045	3,163

Group turnover	4,391	5,748	7,851

Outpayments	(1,675)	(2,301)	(2,803)
Network costs	(778)	(947)	(1,187)
Staff costs	(915)	(988)	(1,263)
Property	(289)	(275)	(309)
Administration	(400)	(502)	(632)

Operating costs before depreciation, amortisation and exceptional items	(4,057)	(5,013)	(6,194)
Depreciation (before exceptional items)	(735)	(1,072)	(1,126)
Amortisation (before exceptional items)	(126)	(562)	(469)
Share of operating profits in joint ventures and associates	75	115	114

Operating (loss)/profit before exceptionals	(452)	(784)	176
Exceptional operating costs:
– depreciation	(2,381)	(1,909)	(444)
– amortisation	(2,725)	(2,007)	–
– other operating costs	(442)	(210)	–

Total operating loss	(6,000)	(4,910)	(268)

of which: continuing operations	(5,824)	(4,444)	(242)
discontinued operations	(176)	(466)	(26)

(Loss)/profit on sale or termination of operations	(147)	1,057	4,311
Fundamental reorganisation costs	–	–	(530)
(Losses) less profits on disposal of fixed assets	62	(7)	46
Exceptional write down of investments	(390)	(904)	(43)

(Loss)/profit on ordinary activities before interest	(6,475)	(4,764)	3,516
Net interest	102	215	–

(Loss)/profit on ordinary activities before taxation	(6,373)	(4,549)	3,516
Tax on (loss)/profit on ordinary activities	(36)	(311)	(520)

(Loss)/profit on ordinary activities after taxation	(6,409)	(4,860)	2,996
Equity minority interests	(124)	(94)	(258)

(Loss)/profit for the financial year	(6,533)	(4,954)	2,738

1
On 27 March 2003, the Urgent Issues Task Force of the ASB issued UITF Abstract 36, ‘Contracts for sales of capacity’. UITF 36 is applicable for accounting periods ending on or after 30 June 2003 although early adoption is encouraged. The Company has adopted UITF 36 for the year ended 31 March 2003 and adjusted 2002 and 2001 comparative figures to reflect the required retrospective application of the UITF to those periods. The impact of adopting UITF 36 is set out in Note 4 to the Financial Statements. Cable & Wireless’ revised accounting policy for Capacity Sales is set out in New UK Accounting Standards Adopted.

2
In May 2002, Cable & Wireless announced its intention to restructure its US business and, as part of this restructuring, announced the disposal of the US retail voice and data customer bases in September 2002. Under FRS 3 - ‘Reporting Financial Performance’, these businesses have been classified as discontinued. Comparatives for the years ended 31 March 2002 and 31 March 2001 have been adjusted accordingly. In November 2002, Cable & Wireless announced its withdrawal from the US and continental Europe domestic markets apart from the provision of services to multinational Enterprise and wholesale customers. The results of these operations are included within continuing operations as the restructuring does not meet all of the FRS3 criteria for discontinued operations.

Back to Contents

operating and financial review

Year ended 31 March 2003 compared with year ended 31 March 2002

Cable & Wireless recorded a total operating loss of £6,000 million in 2003, compared with £4,910 million in 2002. Exceptional costs of £5,548 million were charged in 2003 reflecting the difficult trading conditions in the telecommunications sector, particularly the markets in which Cable & Wireless Global operates. Goodwill of £2,713 million was written off at 30 September 2002 and fixed assets were impaired by a further £787 million. Additional impairment charges of £1,491 million were recognised at 31 March 2003 as the Group’s assessment of future performance was again revised downwards, together with a £115 million writedown of redundant fixed assets.

Operating losses before exceptionals at £452 million in 2003 were £332 million lower than in 2002. There was a £773 million reduction in the charge for depreciation and amortisation before exceptionals reflecting the lower fixed asset base following asset impairments in March and September 2002. Operating profit in continuing operations, before depreciation, amortisation and exceptionals, deteriorated. The UK operating profit before depreciation, amortisation and exceptionals, at £110 million in 2003 was £217 million lower than 2002 reflecting a 23 per cent decrease in wholesale revenues and a change in mix towards lower margin products, together with reduced revenues from business customers. US operating losses in the continuing business, before depreciation, amortisation and exceptionals, were £56 million higher than in 2002 at £211 million in 2003.

Cable & Wireless Regional’s operating profit before exceptional items and including joint ventures and associates at £505 million in 2003 was £15 million lower than 2002. At constant exchange rates operating profit before exceptional items increased by approximately 5 per cent.

Year ended 31 March 2002 compared with year ended 31 March 2001

Cable & Wireless recorded an operating loss of £4,910 million in 2002 compared with £268 million in 2001. The 2002 operating loss included the write down of certain fixed assets of £1,909 million and goodwill of £2,007 million to their recoverable values, and costs relating mainly to the withdrawal from certain products and businesses of £210 million. The 2001 operating loss included a fixed asset impairment charge of £444 million against certain network assets employed in the Group’s switched circuit voice business.

The 2002 loss before tax was £4,549 million compared with a profit of £3,516 million in 2001. The loss before tax in 2002 included a £904 million write down of investments held in ntl, CMGI and PCCW Limited. This write down was offset by a profit on the sale of Optus of £1,057 million. Profit before tax in 2001 included a £4,311 million profit on the disposal of the HKT and ConsumerCo businesses, a charge of £530 million for the fundamental reorganisation of the Group’s activities and a charge of £43 million for the write down of certain fixed asset investments.

In 2002, there was an operating loss before exceptional items of £784 million compared with an operating profit before exceptional items of £176 million in 2001. Excluding exceptional items, Cable & Wireless Global recorded operating losses of £1,092 million in 2002 reflecting intense competition in the market and continued investment spend. In addition, the new DI and Exodus businesses recorded an operating loss before exceptional items of £195 million.

Cable & Wireless Regional’s operating profit before exceptional items increased by £35 million, or 7 per cent, from £485 million in 2001 to £520 million in 2002.

Group turnover
	2003	2002	2001
	£m	£m	£m

Cable & Wireless Global	2,867	3,271	3,362
Cable & Wireless Regional	1,411	1,466	1,433
Intra-Group turnover	(31)	(34)	(107)

Continuing operations	4,247	4,703	4,688
Discontinued operations	144	1,045	3,163

Group turnover	4,391	5,748	7,851

Year ended 31 March 2003 compared with year ended 31 March 2002

Group turnover at £4,391 million in 2003 was £1,357 million, or 24 per cent, lower than in 2002 primarily due to discontinued operations in Australia and the United States.

Turnover from continuing operations was £456 million, or 10 per cent, lower in 2003 compared with 2002, reflecting excess capacity and downward pricing pressure in Cable & Wireless Global’s trading environment.

Turnover in Cable & Wireless Global at £2,867 million was £404 million lower in 2003 compared with 2002. UK revenues were £347 million lower in 2003 compared with 2002. Reductions in wholesale and business revenues, of £215 million and £187 million lower than 2002 respectively, were only partly offset by a £55 million increase in Enterprise.

Back to Contents

operating and financial review

The reduction in UK wholesale revenues reflected in part the migration of national interconnect business to carriers’ own networks and a change in the mix of international voice traffic, from mobile to fixed, which generates lower revenue per minute.

The reduction in UK Business revenues compared with 2002 reflected continued pricing pressure and the impact of a 2002 management decision to focus on high margin services with growth potential.

The increase in Enterprise revenues was partly due to a focus on higher value managed services and away from more commoditised products, together with new contract wins and increased business with existing clients.

Cable & Wireless Regional reported a £55 million, or 4 per cent, decrease in revenues in 2003 compared with 2002. Many of Cable & Wireless Regional’s revenues and costs arise in currencies that are linked to the US dollar. As a consequence, the results were affected by a 8 per cent devaluation in the US dollar against sterling and a 14 per cent devaluation in the Jamaica dollar. At constant exchange rates, Cable & Wireless Regional’s revenue increased by 5 per cent in 2003 compared with 2002. The increase reflected the inclusion of Cable & Wireless Guernsey for the 10 months since its acquisition, together with underlying revenue growth. Revenue growth was driven by further increases in mobile revenues and continued demand for IP and data services, underpinned by growth in domestic voice business.

Year ended 31 March 2002 compared with 31 March 2001

Group turnover was £5,748 million in 2002 compared with £7,851 million in 2001. The reduction in group turnover during these periods primarily relates to the disposal of HKT and the disposal of CWC ConsumerCo.

Turnover of £4,703 million from continuing businesses in 2002 was broadly in line with 2001.

Turnover from Cable & Wireless Global at £3,271 million was £91 million lower in 2002 compared with 2001: decreases in Business Markets, £133 million, and Service Providers, £163 million, were only partly offset by a £38 million increase in Enterprise revenue and £167 million of revenue from the new DI and Exodus businesses. The decreased revenues from Business Markets and Service Providers reflected weak market conditions and a decision by Cable & Wireless to move away from lower margin business.

Cable & Wireless Regional turnover at £1,466 million was £33 million higher in 2002 than 2001. A £62 million decrease due to the disposal of the Mitratel business in Indonesia in 2002, was more than offset by increases in other regions. The underlying growth in 2002 reflected the continuing success of the business in rebalancing away from international towards domestic revenue, growth in the mobile and IP and data markets and the development of new businesses.

Operating costs before depreciation, amortisation and exceptional items

	2003	2002	2001
	£m	£m	£m

Outpayments	1,675	2,301	2,803
Network costs[1]	778	947	1,187
Staff costs	915	988	1,263
Property	289	275	309
Administration	400	502	632

Total	4,057	5,013	6,194

of which:
Cable & Wireless Global	2,987	3,072	3,023
Cable & Wireless Regional	821	837	834
Other	10	16	(126)
Discontinued operations	239	1,088	2,463

Total	4,057	5,013	6,194

1 Network costs include customer acquisition costs and the cost of goods sold.

Year ended 31 March 2003 compared with year ended 31 March 2002

Operating costs before depreciation, amortisation and exceptional items at £4,057 million in 2003 were £956 million or 19 per cent lower than in 2002.

Excluding discontinued operations, costs before depreciation, amortisation and exceptional items of £3,818 million in 2003 were £107 million lower than in 2002. Lower outpayments

Back to Contents

operating and financial review

and network costs were partly offset by increases in all other categories largely due to the inclusion of a full year’s costs for the DI and Exodus businesses. 2002 included the results of DI for nine and a half months and Exodus for two months.

Outpayments and network costs for continuing operations were £2,274 million in 2003, £342 million or 13 per cent lower than in 2002, principally reflecting a £345 million reduction in such costs for Cable & Wireless Global. This reduction was largely due to lower volumes of voice traffic in the United Kingdom, reduced traffic in the United States and the benefit of network streamlining in the United Kingdom, Japan and the United States.

Cable & Wireless Regional’s outpayments and network costs at £443 million in 2003 were in line with 2002. At constant exchange rates, there was an underlying increase in outpayments and network costs of 13 per cent mainly due to increased volumes and third party terminations, particularly in mobile and in fixed to mobile traffic, network expansion and customer acquisition costs, including mobile handset subsidies.

Staff costs for continuing operations were £47 million, or 6 per cent, higher in 2003 compared with 2002. In Cable & Wireless Global, increased costs in the United States due to the inclusion of a full year’s results for DI and Exodus offset the benefit of reductions elsewhere due to lower headcount. Year end headcount in Cable & Wireless Global was 10,749 at 31 March 2003 compared with 12,543 at 31 March 2002.

Staff costs in Cable & Wireless Regional were £11 million lower in 2003 compared with 2002, or 3 per cent higher at constant exchange rates. There was an 11 per cent reduction in headcount, from 11,465 to 10,193, the full benefit of which will be recognised in future years.

Property costs for continuing operations at £278 million were £65 million higher in 2003 compared with 2002. Property costs in Cable & Wireless Global were £64 million higher, mainly reflecting the inclusion of a full year’s costs for the DI and Exodus businesses.

Administration and other costs for continuing operations were £123 million higher in 2003 compared with 2002. This increase reflected the inclusion of a full year’s costs for the DI and Exodus businesses together with the effect in 2002 of a release of bad debt provisions raised in prior years.

Year ended 31 March 2002 compared with year ended 31 March 2001

Operating costs before depreciation, amortisation and exceptional items were £1,181 million, or 19 per cent, lower in 2002 than 2001. Excluding discontinued operations, there was an underlying increase in operating costs before depreciation, amortisation and exceptional items of £194 million, or 5 per cent, during 2002 compared with 2001, of which £241 million was due to the acquisition of DI and Exodus businesses.

Outpayment and network costs in continuing operations were £2,616 million in 2002, £38 million higher than in 2001. In Cable & Wireless Global, a £71 million increase in outpayments and network costs in 2002 compared with 2001 relating to the new DI and Exodus businesses, was more than offset by a 7 per cent reduction in the rest of Cable & Wireless Global mainly reflecting lower volumes of voice traffic. In Cable & Wireless Regional, outpayments and network costs were £47 million higher in 2002 than in 2001, up 9 per cent in constant currency terms principally due to rapid growth in the competitive mobile markets in Jamaica and Macau.

Staff costs for continuing operations were £16 million higher in 2002 compared with 2001 and included £110 million in respect of the new DI and Exodus businesses. Staff costs in the rest of Cable & Wireless Global were £75 million lower where a staff reduction programme reduced headcount by over 8,000 from a peak of 18,600 in December 2000. Staff costs in Cable & Wireless Regional were £10 million lower in 2002 compared with 2001, again reflecting headcount reductions and the impact of the disposal of Mitratel Indonesia.

Depreciation before exceptional items
	2003	2002	2001
	£m	£m	£m

Cable & Wireless Global	547	725	469
Cable & Wireless Regional	161	185	175
Other	3	2	5
Discontinued businesses	24	160	477

Total	735	1,072	1,126

Year ended 31 March 2003 compared with year ended 31 March 2002

Depreciation before exceptional items at £735 million in 2003 was £337 million lower than in 2002. The £201 million decrease in depreciation before exceptional items in continuing operations in 2003 compared with 2002 reflected the impact of a lower fixed base following asset impairments in March and September 2002.

Back to Contents

operating and financial review

Year ended 31 March 2002 compared with year ended 31 March 2001

Depreciation before exceptional items at £1,072 million in 2002 was £54 million lower than in 2001. The increase in depreciation before exceptional items in continuing businesses of £263 million was primarily due to a £256 million increase in Cable & Wireless Global of which £35 million related to the new DI and Exodus businesses. The underlying increase of £221 million reflected the impact of 2001 capital expenditure, including the roll out of the global IP backbone.

Goodwill amortisation before exceptional items
	2003	2002	2001
	£m	£m	£m

Cable & Wireless Global	127	560	267
Cable & Wireless Regional	(1)	1	1
Other	–	–	2
Discontinued businesses	–	1	199

Total	126	562	469

Year ended 31 March 2003 compared with year ended 31 March 2002

Goodwill amortisation of £126 million in 2003 was £436 million lower than in 2002. The reduction reflected lower goodwill carried on the balance sheet in 2003 following the impairments booked in March and September 2002. As a result of these impairments, substantially all goodwill of the Group had been fully written off by the year end.

Year ended 31 March 2002 compared with year ended 31 March 2001

Goodwill amortisation before exceptionals at £562 million was £93 million higher than in 2001. The increase was largely due to the acquisition of the DI and Exodus businesses, £59 million, and a full year’s charge for 2001 acquisitions.

Share of operating profits in joint ventures and associates.
	2003	2002	2001
	£m	£m	£m

Cable & Wireless Global	–	(6)	11
Cable & Wireless Regional	75	77	62
Discontinued businesses	–	44	41

Total	75	115	114

Year ended 31 March 2003 compared with year ended 31 March 2002

Cable & Wireless Regional recorded a £2 million reduction in the share of operating profits in joint ventures and associates. At constant exchange rates, there was underlying growth of 4 per cent compared with 2002.

In December 2002, as part of the Initial Public Offering of shares in the Group’s Singapore associate, Mobile One Limited, Cable & Wireless sold 60 per cent of its stake in that company, realising a profit of £54 million before minority interests.

The remaining Cable & Wireless shareholding in Mobile One is now classified as a trade investment.

Year ended 31 March 2002 compared with year ended 31 March 2001

Cable & Wireless’ share of operating profits in joint ventures and associates was £115 million in 2002, compared with £114 million in 2001. A reduction due to a number of disposals, including (by virtue of the sale of Cable & Wireless’ interest in Optus) Southern Cross (a submarine cable system linking Australia, New Zealand, Fiji, Hawaii and the US Mainland), were offset by increased profits in 2002 from the Group’s interests in the Caribbean, Singapore and Bahrain.

Exceptional operating costs
	2003	2002	2001
	£m	£m	£m

Depreciation	2,381	1,909	444
Amortisation	2,725	2,007	–
Other	442	210	–

Total	5,548	4,126	444

Cable & Wireless Global	5,454	3,629	353
Cable & Wireless Regional	35	191	–
Other	2	–	–
Discontinued businesses	57	306	91

Total	5,548	4,126	444

Year ended 31 March 2003 compared with year ended 31 March 2002

Difficult trading conditions in Cable & Wireless Global’s markets led to further fixed asset and goodwill impairment charges in 2003 as forecast revenues were revised downwards and the Group’s cost of capital increased.

Back to Contents

operating and financial review

In September 2002, fixed assets were impaired by £787 million and the remaining goodwill of the Group was substantially written off. These impairments arose as estimates of future revenues were revised downwards. The goodwill write-off largely related to CWC DataCo acquired as part of the Cable & Wireless Communications restructuring in May 2000.

At 31 March 2003, a further fixed asset impairment charge of £1,594 million arose. Continued problems in the market led to revenue forecasts being further reduced.

Other exceptional operating costs of £442 million mainly related to the costs of exiting and restructuring primarily in the US business.

Year ended 31 March 2002 compared with year ended 31 March 2001

Fixed assets in Cable & Wireless Global were written down by £1,631 million in 2002, principally relating to redundant cables and network assets. Cable & Wireless Regional wrote down £191 million of fixed assets, mainly relating to TDMA mobile network assets. In 2001, Cable & Wireless Global recorded an impairment charge of £353 million relating to network and assets in its switched circuit voice business.

Exceptional goodwill amortisation in 2002 represents a £2,007 million impairment charge to eliminate unamortised goodwill on the US MCI acquisition, £697 million, and the European IP acquisitions, £190 million, together with the partial writedown of goodwill on the CWC DataCo acquisition, £996 million, and the Cable & Wireless IDC acquisition, £124 million.

The other exceptional operating costs in 2002 mainly related to the costs of exiting certain products and businesses.

Exceptional (loss)/profit on disposal or termination of operations
	2003	2002	2001
	£m	£m	£m

(Loss)/profit on disposal or termination of operations	(147)	1,057	4,311

In 2003, a loss on disposal of operations of £231 million which relates to the termination of the US voice retail business was partly offset by a release of accrued costs relating to disposals in previous years.

Profit on disposals of operations in 2002 represented a £1,057 million profit on the sale of the Group’s 52.5 per cent investment in Optus. In 2001, Cable & Wireless recorded a net profit of £4,311 million on the sale of its interests in HKT and CWC ConsumerCo. Early redemption penalties on the sale of CWC ConsumerCo of £110 million are reported in net interest.

Fundamental reorganisation provisions

The fundamental reorganisation charge booked in the year ended 31 March 2001 of £530 million included provisions of £239 million in respect of the consequences of the announcement made in March 2001 regarding the intention to cut staff numbers by at least 4,000 heads in Cable & Wireless Global and 2,485 heads in Cable & Wireless Regional and reduce operating costs. The provision at 31 March 2001 included redundancy provisions of £138 million and provisions for exiting surplus properties of £68 million.

Taxation
	2003	2002	2001
	£m	£m	£m

(Loss)/profit on ordinary activities before taxation	(6,373)	(4,549)	3,516

Tax on (loss)/profit on ordinary activities	(36)	(311)	(520)

Effective tax rate	(0.6)%	(6.8)%	14.8%

Year ended 31 March 2003 compared with year ended 31 March 2002

A tax charge of £36 million arose in 2003 on the loss before tax of £6,373 million. The Group continued to generate tax losses in 2003 for which no immediate benefit was recognised as realisation of the benefit is not considered probable. These tax losses have been carried forward to future periods. The negative tax rate of 0.6 per cent in 2003 is lower than the negative tax rate of 6.8 per cent for 2002, primarily because the tax charge on exceptional items is lower than 2002 due to there being no material disposals of investments in 2003. The tax charge on exceptional items in 2002 could not be reduced by surplus tax losses, as they arose in different jurisdictions. As with 2002, in the United Kingdom, tax relief is denied on certain costs and provisions, including the amortisation and write-down of goodwill and fixed asset write-downs.

Year ended 31 March 2002 compared with year ended 31 March 2001

Cable & Wireless recorded a tax charge of £311 million in 2002 despite incurring pre-tax losses of £4,549 million. The movement in the effective tax rate from 14.8 per cent in

Back to Contents

operating and financial review

2001 to negative 6.8 per cent in 2002 is primarily because, in the United Kingdom, tax relief is denied on certain costs and provisions, including the amortisation and write-down of goodwill and fixed asset write-downs, which were incurred in 2002. In addition, the Group has carried tax losses forward to future periods, for which no immediate tax benefit was recognised as realisation of the benefit is not considered probable.

REVIEW BY DIVISION

This section provides a discussion of Cable & Wireless’ results by division.

Operating (loss)/profit by division
	2003	2002	2001
	£m	£m	£m

Cable & Wireless Global	(6,248)	(4,721)	(739)
Cable & Wireless Regional	470	329	485
Other	(46)	(52)	12
Discontinued	(176)	(466)	(26)

	(6,000)	(4,910)	(268)

Cable & Wireless Global

Cable & Wireless Global comprises Cable & Wireless’ operations and subsidiaries in the United Kingdom, the United States, Japan/Asia and continental Europe.

	2003	2002	2001
Cable & Wireless Global	£m	£m	£m

Turnover	2,867	3,271	3,362
Costs
Outpayments	(1,380)	(1,661)	(1,817)
Network costs	(482)	(546)	(472)
Staff costs	(630)	(571)	(536)
Property	(229)	(165)	(152)
Administration	(266)	(129)	(46)
	(2,987)	(3,072)	(3,023)
Depreciation before exceptionals	(547)	(725)	(469)
Amortisation before exceptionals	(127)	(560)	(267)
Joint Ventures and associates	–	(6)	11

Operating loss before exceptionals	(794)	(1,092)	(386)

Exceptional items:
– depreciation	(2,324)	(1,631)	(353)
– amortisation	(2,723)	(1,794)	–
– other operating costs	(407)	(204)	–

Operating loss	(6,248)	(4,721)	(739)

	2003	2002	2001
Cable & Wireless Global	£m	£m	£m

Of which:
United Kingdom	(3,935)	(2,135)	(698)
United States	(1,681)	(1,880)	2
Continental Europe	(367)	(543)	(164)
Japan	(265)	(163)	121

Operating loss	(6,248)	(4,721)	(739)

Year ended 31 March 2003 compared with year ended 31 March 2002

Operating losses were £1,527 million higher in 2003 compared with 2002.

UK operating losses rose by £1,800 million as further fixed asset and goodwill impairment charges were recognised. UK operating losses before exceptional items at £365 million in 2003 were £51 million higher than in 2002. The benefit of reduced charges for depreciation and goodwill amortisation in 2003, following asset impairments in March and September 2002, were offset by a £217 million reduction in the UK business’ operating profit before exceptionals, depreciation and amortisation to £110 million in 2003. This reduction was largely due to a poor business performance, particularly in the wholesale markets.

Cable & Wireless America’s operating losses at £1,681 million in 2003 were £199 million lower than in 2002. At constant exchange rates there was an underlying decrease of 4 per cent. Decreased charges in 2003 for asset impairments and the benefit of reduced charges for depreciation and amortisation more than offset higher losses in underlying business.

In Continental Europe, operating losses at £367 million in 2003 were £176 million or 32 per cent lower than in 2002. This decrease was largely due to the non-recurrence of a £190 million goodwill impairment charge in 2002.

In Japan, operating losses at £265 million in 2003 were £102 million or 63 per cent higher than in 2002 mainly due to increased charges for asset impairment and lower revenues, particularly in wholesale.

Back to Contents

operating and financial review

Year ended 31 March 2002 compared with year ended 31 March 2001

Operating losses at £4,721 million in 2002 were £3,982 million higher than in 2001, of which £1,278 million was attributable to increased fixed asset impairment charges and £1,794 million to goodwill write-downs. Fixed asset impairment charges in 2002 mainly related to the write-down of cables and fibres where the Group’s ownership is in excess of predicted future traffic levels and a write-down of the global network based upon net recoverable values.

In the United Kingdom, operating losses at £2,135 million in 2002 were £1,437 million higher than in 2001. A £997 million charge for goodwill impairment was recognised in 2002 relating to the CWC DataCo acquisition and fixed asset impairment charges were £311 million higher in 2002 than in 2001.

Cable & Wireless America recorded operating losses in 2002 of £1,880 million compared with an operating profit of £2 million in 2001. The loss in 2002 was primarily attributable to fixed asset and goodwill impairment charges of £1,206 million and losses of £239 million for the newly acquired DI and Exodus businesses.

In Continental Europe, operating losses at £543 million in 2002 were £379 million higher than in 2001, of which £401 million related to fixed asset and goodwill impairment charges in 2002.

Japan recorded operating losses of £163 million in 2002 compared with an operating profit of £121 million in 2001. Operating losses in 2002 included £157 million related to fixed asset and goodwill impairment charges.

Turnover
	2003	2002	2001
	£m	£m	£m

United Kingdom	1,728	2,075	2,158
United States	512	530	503
Europe	304	305	251
Japan & Asia	323	361	450

Total	2,867	3,271	3,362

Year ended 31 March 2003 compared with year ended 31 March 2002

Turnover was 12 per cent lower in 2003 compared with 2002 as a result of weak market conditions in the wholesale market and the impact of a deliberate decision by Cable & Wireless in 2002 to withdraw from the provision of lower margin products to Business customers. Revenue in the Enterprise segment grew by 21 per cent in 2003, including the benefit of new contract wins and expansion of contracts with existing customers.

Year ended 31 March 2002 compared with year ended 31 March 2001

Turnover at £3,271 million in 2002 was £91 million or 3 per cent lower than in 2001 with decreases in Service Provider and Business revenues of £163 million and £133 million respectively, only partly offset by a £38 million increase in Enterprise revenues and £167 million of revenues from the new DI and Exodus businesses. The decrease in Service

Back to Contents

operating and financial review

Provider revenues mainly reflected lower voice revenues, due to declining prices, customer bankruptcies and a decision to move away from lower margin business.

Operating costs before depreciation, amortisation and exceptional items

	2003	2002	2001
	£m	£m	£m

United Kingdom	1,618	1,748	1,974
United States	723	685	469
Europe	345	331	324
Japan & Asia	301	308	256

Total	2,987	3,072	3,023

Year ended 31 March 2003 compared with year ended 31 March 2002

Operating costs before depreciation, amortisation and exceptional items in Cable & Wireless Global were £85 million lower in 2003 compared with 2002. A £345 million reduction in outpayments and network costs was offset by increases in all other cost categories largely due to the inclusion of a full year’s costs for the DI and Exodus businesses. The reduction in outpayments and network costs was mainly attributable to lower volumes of voice traffic in the United Kingdom, reduced traffic in the United States and network streamlining in the United Kingdom, Japan and the United States.

Year ended 31 March 2002 compared with year ended 31 March 2001

Operating costs before depreciation, amortisation and exceptionals at £3,072 million in 2002 were £49 million or 2 per cent higher than in 2001. An increase of £241 million due to the newly acquired DI and Exodus businesses was partly offset by lower outpayments and network costs in the rest of Cable & Wireless Global, mainly reflecting lower volumes of voice traffic, and lower staff costs as headcount was reduced.

Cable & Wireless Regional

The largest businesses within Cable & Wireless Regional are in the Caribbean, Panama and Macau. Cable & Wireless Regional also operates in the Middle East, South East Asia and in the Pacific, Indian and Atlantic Oceans, which together with head office functions are referred to as ‘Rest of World’.

	2003	2002	2001
Cable & Wireless Regional	£m	£m	£m

Turnover	1,411	1,466	1,433
Costs
Outpayments	(203)	(208)	(259)
Network costs[1]	(240)	(235)	(137)
Staff costs	(206)	(217)	(227)
Property	(49)	(48)	(51)
Administration	(123)	(129)	(160)

	(821)	(837)	(834)

Depreciation before exceptionals	(161)	(185)	(175)
Amortisation before exceptionals	1	(1)	(1)
Joint Ventures and associates	75	77	62

Operating profit before exceptionals	505	520	485
Exceptional items:
– depreciation	–	(191)	–
– other operating costs	(35)	–	–

Operating profit	470	329	485

of which:
Caribbean	234	118	275
Panama	77	62	83
Macau	42	38	33
Rest of World	117	111	94

Total	470	329	485

1	Network costs include customer acquisition costs and the cost of goods sold

Year ended 31 March 2003 compared with year ended 31 March 2002

Cable & Wireless Regional’s operating profit at £470 million in 2003 was £141 million or 43 per cent higher than in 2002 largely due to exceptional asset impairment charges in 2002. Many of the territories in which Cable & Wireless Regional operates have currencies that are linked directly or indirectly to the US dollar. As a consequence, an 8 per cent strengthening of sterling against the US dollar and a 14 per cent strengthening against the Jamaica dollar had a significant effect on Cable & Wireless Regional’s reported results. At constant exchange rates operating profit in 2003 was 62 per cent higher than in 2002.

In the Caribbean, operating profit at £234 million in 2003 was £116 million or 98 per cent higher than 2002. This increase was largely attributable to the non-recurrence of a £172 million impairment charge to write down network and

Back to Contents

operating and financial review

TDMA mobile assets in 2002, partly offset by £20 million of exceptional costs relating to reorganisation and redundancy incurred in 2003. Operating profit before exceptional items in the Caribbean at £254 million in 2003 was £36 million or 12 per cent lower than in 2002. At constant exchange rates 2003 operating profit before exceptional items in the Caribbean was 5 per cent lower. A 7 per cent increase in costs at constant exchange rates was partly offset by a 1 per cent increase in revenues and a reduced depreciation charge.

In Panama, operating profit at £77 million in 2003 was £15 million or 24 per cent higher than in 2002. At constant exchange rates there was a 34 per cent increase in operating profit in 2003 compared with 2002. This increase was largely attributable to lower outpayments, headcount savings and reduced depreciation and exceptional charges.

Macau’s operating profit at £42 million in 2003 was £4 million or 11 per cent higher than in 2002. At constant exchange rates there was a 16 per cent increase in operating profit. This increase reflected a good performance in data and IP, driven by growing demand for broadband services and other value added internet services, together with the launch of services in Singapore and Hong Kong.

Rest of World delivered operating profit of £117 million in 2003, £6 million or 5 per cent higher than in 2002. At constant exchange rates, operating profit in 2003 was 13 per cent higher than in 2002. A good performance in the Maldives and Bahrain and the inclusion of 10 months’ activity for Cable & Wireless Guernsey were offset by mixed performances in Yemen and the smaller territories.

Year ended 31 March 2002 compared with year end 31 March 2001

Cable & Wireless Regional’s operating profit at £329 million in 2002 was £156 million or 32 per cent lower than in 2001. This decrease was mainly attributable to a £191 million impairment charge in 2002 to write off network and TDMA mobile assets.

In the Caribbean, operating profit at £118 million in 2002 was £157 million lower than in 2001, primarily due to a £172 million impairment charge in 2002 to write down network and TDMA mobile assets. Before exceptional items, operating profit in 2002 was £15 million higher than in 2001 up 5 per cent in underlying constant currency terms. The softening of margins in Jamaica reflecting rapid growth in mobile was offset by strong performance in the rest of the Caribbean particularly in Trinidad and Tobago and Barbados.

In Panama, operating profit at £62 million in 2002 was £21 million or 25 per cent lower than in 2001. This decrease was primarily due to an exceptional impairment charge of £19 million in 2002 to write off TDMA and network assets.

Macau’s operating profit at £38 million in 2002 was £5 million or 15 per cent higher than in 2001 mainly due to good revenue growth, headcount savings and reduced depreciation.

Rest of World delivered operating profit of £111 million in 2002, £17 million or 18 per cent higher than in 2001. Strong performances in Yemen, the Seychelles, Maldives and Bahrain more than offset the impact of disposals.

Turnover
Cable & Wireless Regional	2003	2002	2001
	£m	£m	£m

Caribbean	783	858	779
Panama	279	296	302
Macau	150	145	130
Rest of World	199	167	222

Total	1,411	1,466	1,433

Year ended 31 March 2003 compared with year ended 31 March 2002

Turnover at £1,411 million in 2003 was £55 million or 4 per cent lower than in 2002. At constant exchange rates, turnover in 2003 was 5 per cent higher than in 2002 partly due to the inclusion of 10 months’ results for Cable & Wireless Guernsey. At constant exchange rates, mobile revenues were 26 per cent higher in 2003 than 2002 reflecting increased customer bases across all geographies. IP and data services increased, particularly in Macau where the launch of Asia Cities was combined with strong demand for broadband services and other value added IP products.

International voice revenues were 5 per cent lower at constant exchange rates largely due to declining tariffs and settlement rates. Part of the reduction in tariffs reflected ‘tariff rebalancing’, the removal of cross subsidies between international services and domestic services. There was a 5 per cent increase in domestic voice revenues which reflected the impact of rebalancing and market growth, particularly in fixed to mobile traffic. The number of fixed lines increased by 3 per cent.

Back to Contents

operating and financial review

Year ended 31 March 2002 compared with year ended 31 March 2001

Turnover at £1,466 million in 2002 was £33 million or 2 per cent higher than in 2001. Excluding Mitratel Indonesia, which was disposed of in May 2001, Cable & Wireless Regional revenue increased by 8 per cent in the year ended 31 March 2002 to £1,459 million from £1,357 million in the prior year. At constant exchange rates, turnover, excluding Mitratel, was 6 per cent higher in 2003 than 2002. This growth reflects the continuing success of the business in rebalancing away from international and towards domestic revenue, growth in the mobile and IP and data markets, and the development of new businesses.

Operating costs before depreciation, amortisation and exceptional items
	2003	2002	2001
	£m	£m	£m

Caribbean	485	504	448
Panama	143	163	172
Macau	90	87	76
Rest of World	103	83	138

Total	821	837	834

Year ended 31 March 2003 compared with year ended 31 March 2002

Operating costs before depreciation, amortisation and exceptional items were £821 million in 2003, £16 million or 2 per cent lower than in 2002. At constant exchange rates, operating costs were 8 per cent higher in 2003 than 2002 primarily due to increased outpayments and network costs. The growth in outpayments and network costs was mainly attributable to the revenue growth against a background of liberalisation leading to increased traffic volumes, customer numbers and terminations on third party networks. In addition, customer acquisition costs, including mobile handset subsidies also rose.

Year ended 31 March 2002 compared with year ended 31 March 2001

Operating costs before depreciation and amortisation at £837 million in 2002 were broadly in line with 2001. Excluding Mitratel Indonesia, there was a 4 per cent increase at constant exchange rates primarily due to increased customer acquisition and network costs reflecting growth in the mobile, IP and data businesses. At constant exchange rates, staff costs in 2002 were 2 per cent lower than in 2001 as the restructuring programme to reduce headcount by 2,500 was largely completed.

Joint ventures and associates

Cable & Wireless Regional has equity holdings giving it significant influence in the operations and management of a number of telecommunication operators world wide. These are accounted for as Joint Ventures and Associates.

Share of operating profit of Joint Ventures and Associates	2003 £m	2002 £m	2001 £m

TSTT (Trinidad and Tobago)	34	34	28
Batelco (Bahrain)	23	21	19
MobileOne (Singapore)	12	16	9
Other	6	6	6

Total	75	77	62

In December 2002, as part of the Initial Public Offering of shares in the Group’s Singapore associate, Mobile One Limited, Cable & Wireless sold 60 per cent of its stake in that company, realising a profit of £54 million before minority interests.

The remaining Cable & Wireless shareholding in Mobile One is now classified as a trade investment.

LIQUIDITY AND CAPITAL RESOURCES

Treasury policy

The Group’s treasury operations are managed on the basis of objectives, policies and authorities approved by Cable and Wireless plc’s Board of Directors.

The key responsibilities of the treasury function include funding, investment of surplus cash and the management of interest rate and foreign currency risk.

To the extent that subsidiary operating companies undertake treasury transactions, these are governed by policies adopted by the local board of directors, which are substantially consistent with Group policy.

Cable & Wireless uses derivatives and financial instruments including forward foreign exchange contracts, interest rate swaps, cross currency swaps and options in the management of financial exposures. Derivatives are not used for trading or speculative purposes. All derivative transactions and positions are monitored and reported to the Board.

Back to Contents

operating and financial review

Investment of surplus cash

At 31 March 2003, Cable & Wireless had gross cash (including treasury instruments held as current asset investments) of £3,165 million (2002: £4,888 million and 2001: £5,809 million).

This surplus cash is a significant component of the Group’s overall liquidity and capital resources. Approximately 90 per cent of the Group’s cash is held centrally and is predominantly invested in short-term bank deposits up to 1 year and AAA-rated money market funds.

In certain circumstances, it has been efficient to use surplus funds to repurchase bonds. A total of US$800 million of the US$1,504 million zero coupon exchangeable bonds was bought back at an average of 97 per cent of face value. In addition, a total of US$19 million of the US$400 million bond has also been bought back.

The Group also purchased £75 million of Credit Linked Notes issued by an AA-rated bank and referenced to the Company’s £200 million bond which matures in 2012. This transaction has a similar economic effect to repurchasing the bonds for the period of the investment. Further information on these transactions is given in Note 26 to the Accounts.

Approximately 10 per cent of the Group’s cash is held in foreign subsidiaries some of whom operate in jurisdictions which may, and do, restrict the ability to repatriate cash to the parent company. In addition, some of the Group’s cash is required as cash collateral.

	2003	2002
	£m	£m

Restricted Jurisdictions	49	45
Cash Collateral	30	3

Total Restricted Cash	79	48

Funding

At 31 March 2003, Cable & Wireless had gross debt of £1,546 million (2002: £2,259 million and 2001: £2,931 million).

The Group’s debt comprises both bank debt and publicly quoted bonds of which £825 million matures during the financial year to 31 March 2004. Cable & Wireless’ debt has an average maturity of 4.7 years. Excluding the £825 million maturing in the next year, the average maturity increases to 9.0 years.

Approximately 70 per cent of the Group’s debt is represented by public bonds denominated in Sterling and US

Dollars. Two Sterling denominated bonds of £200 million each mature in 2012 and 2019 respectively. With respect to the US dollar denominated bonds, a US$1,504 million bond matured in June 2003 and a US$400 million bond will mature in December 2003. During the year ended 31 March 2003, Cable & Wireless purchased US$600 million of the principal amount of the US$1,504 million bond (31 March 2002: US$200 million).

The remainder of the Group debt represents primarily amortising loans with the exception of a loan of £121 million maturing in 2006.

The US$1,504 million bond represented zero coupon exchangeable bonds, which were exchangeable into ordinary shares of PCCW. The bonds were issued on 9 April 2001 at 100 per cent of their US$1,504 million principal amount. The bonds were redeemed at their principal amount on 9 June 2003.

On 16 June 2003, the Company announced that it was offering £258 million Senior Unsecured Convertible Bonds, due 2010, with a cash coupon of 4 per cent per annum, and an initial conversion price of 145 pence per share; the bond will be redeemed at par. It is anticipated that this offering will complete prior to 25 July 2003, subject to the satisfaction of certain conditions. The funding will be used to strengthen the Company’s balance sheet and increase its financial flexibility.

Cable & Wireless believes that its capital resources are sufficient to meet its current and planned requirements for at least the next 12 months. The Group’s ability to meet long-term capital requirements beyond this 12-month period will depend on many factors both inside and outside of its control. Cable & Wireless cannot be certain that additional financing, if required, will be available on terms favourable to the Group, if at all.

Borrowing facilities

The total amount of the Group’s undrawn committed facilities as at 31 March 2003 was £30 million. This facility matures on 30 June 2003.

Credit ratings

The Company’s long-term credit rating was downgraded during the year to below investment grade. Credit ratings at 3 June 2003 are detailed in the table below. The rating from Moody’s is under review at the date of filing for a possible downgrade.

Back to Contents

operating and financial review

Cable and Wireless plc’s debt ratings

Standard & Poor’s	BB
Moody’s	Ba1
Fitch	BB+

The ratings downgrade has no impact on the interest cost of existing debt. However the downgrade may limit future access to the debt capital markets and may both increase the future cost of funding and impact adversely the terms on which debt may be available. In addition, cash collateral or guarantees may be required to support any future credit terms.

Escrow account

On 6 December 2002, following a decision by Moody’s to downgrade the long term rating of the Company from Baa2 to Ba1, the Group disclosed that a ‘ratings trigger’ clause became operative. The clause was contained in the tax indemnity which formed part of the agreement with Deutsche Telekom for the disposal of the Group’s 50 per cent interest in One2One. This disposal was completed on 1 October 1999 for a total cash consideration of £3.45 billion. Cable & Wireless provided Deutsche Telekom with an indemnity in the event of the Inland Revenue assessing tax liabilities against the companies sold by Cable & Wireless to Deutsche Telekom. As a result of the downgrade, the Company paid £1.5 billion into escrow on 13 January 2003. Following the agreement reached with the Inland Revenue to settle the Group’s outstanding UK Corporation Tax affairs for the ten years to 31 March 2001, the monies held in escrow were released by 31 March 2003 and the funds received on 1 April 2003.

Other loans and contractual obligations under leases

Cable & Wireless’ loans and contractual obligations under finance and operating leases are analysed in Notes 22 and 26 to the Financial Statements.

None of the above funding arrangements and facilities have covenants that are expected to restrict normal business activities.

Operating lease commitments

In the normal course of its business, Cable & Wireless and its subsidiaries enter into operating leases, relating to property, customer terminating equipment and other operational commitments. Minimum lease terms range from 1 year to 50 years. The effect such obligations are expected to have on liquidity and cash flow in future periods is summarised below.

Payments due by period	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	After 5 years
	£m	£m	£m	£m	£m	£m	£m

Operating lease payments (undiscounted)	1,612	245	182	160	140	132	753

In addition, under certain property operating leases Cable & Wireless and its subsidiaries could be required to make payments to lessors at the end of the lease to restore the condition of the properties. These amounts will not be known until the leases expire. The actual amounts paid may be reduced in the event that Cable & Wireless is able to exit the contracts prior to the minimum lease term expiring.

In November 2002, Cable & Wireless disclosed estimated gross property and other lease costs in the region of £2.2 billion as at 30 September 2002. Since announcing this amount, the Group has continued to review its property portfolio. The outcome of that review, together with the impact of lease exits achieved and payments made by 31 March 2003 reduce this figure to £1.6 billion. This is analysed in the table below.

Property and other lease costs	US	Continental Europe	UK	Japan	Regional	Total
	£m	£m	£m	£m	£m	£m

Total estimated full term payments at 30 September 2002	937	130	950	135	87	2,239
Reclassification[1]	34	(34)	–	–	–	–
Property rates taxes[2]	–	–	(128)	–	–	(128)
Impact of minimum break clause[3]	–	–	(203)	(32)	–	(235)
Lease payments extinguished in period[4]	(61)	(7)	(33)	(1)	–	(102)
Lease payments made in period	(60)	(28)	(39)	(23)	(12)	(162)

Total at 31 March 2003	850	61	547	79	75	1,612

Of which:
Provided in balance sheet at 31 March 2003	348	19	36	2	–	405
Guaranteed by Cable and Wireless plc	71	13	30	–	–	114

1	A property located in Europe but managed by the US business has been reclassified from Continental Europe to United States in the table.

2	Certain property rates taxes were included in the estimated property lease commitments for the United Kingdom at 30 September 2002.

3
Estimated minimum lease commitments in respect of UK and Japan leases have been reduced significantly following a detailed review of break clauses within the lease agreements entered into by the Group.

4	Payments extinguished in the period represent ongoing lease commitments that have been avoided by exiting the leases.

Cable & Wireless’ other contractual obligations at the end of 2003 include capital expenditure commitments and other financial commitments. Details are set out in Note 27 to the Financial Statements. Details on derivatives are given in Note 26.

Back to Contents

operating and financial review

CASH FLOW

Summary consolidated cash flow statement	2003 £m	2002 £m	2001 £m

Net cash inflows from operating activities	95	94	1,287
Return on investments and servicing of finance	65	159	(212)
Taxation paid	(438)	(139)	(310)
Capital expenditure	(810)	(1,868)	(3,293)
Financial investment	595	194	(771)
Acquisitions and disposals	110	1,845	4,932
Equity dividends paid	(119)	(669)	(395)
Movement in liquid resources (movement in short term deposits)	(1,040)	2,586	129
Net financing repaid	(578)	(567)	(944)

(Decrease)/Increase in cash in the year	(2,120)	1,635	423

There was a net decrease in cash of £2,120 million in 2003, largely due to a £1,040 million increase in liquid resources and capital expenditure of £810 million.

Operating activities generated net cash of £95 million in 2003 despite operating losses of £6,000 million as these included significant non-cash item charges for depreciation and amortisation, £861 million, and exceptional asset impairment charges, £5,106 million.

Tax paid in 2003 includes £380 million with respect to settlement of the Group’s UK tax affairs for the ten years ended 31 March 2001. Details of the settlement are given in Note 12 to the Accounts.

Capital expenditure of £810 million in 2003 included network build of £310 million and the rollout of a GSM mobile network in the Caribbean and Panama and expansion of the TDMA network in the Caribbean £113 million, together with expenditure on billing systems, IT support for capital projects and network terminating and customer premises equipment.

Financial investments generated net cash of £595 million in 2003 of which £600 million related to the proceeds on disposal of a portfolio of preference shares.

Liquid resources increased by £1,040 million in 2003. At 31 March 2003 liquid resources included the £1.5 billion placed into escrow that was released by 31 March 2003 and the funds received on 1 April 2003.

Net financing repaid of £578 million in 2003 included long term debt repayments of £649 million partly offset by long term debt issued of £88 million.

See also ‘Description of the Business – Capital Expenditure’.

DISCLOSURES ABOUT MARKET RISK

Credit risk

Cash deposits and other financial instruments give rise to credit risk, which represents the loss that would be recognised if a counterparty failed to perform as contracted. The counterparties to the Group’s financial instruments are major international institutions and the credit rating of these counterparties is monitored on a regular basis in accordance with guidelines established by the Board.

Interest rate risk

The Group is exposed to movements of interest rates on its debt, surplus cash balances and derivative instruments. The treasury function seeks to reduce volatility by fixing a proportion of interest rates in advance.

Taking account of such actions, a 50 basis point increase in interest rates to which the Group is exposed would increase net interest income by £9 million. A 50 basis point reduction in interest rates would reduce net interest income by the same amount.

Exchange rate risk

The Group is exposed to movements in exchange rates in relation to foreign currency payments, dividend income from foreign subsidiaries, reported profits of foreign subsidiaries and the net asset carrying value of foreign investments.

Cable & Wireless trades in 80 countries and much of its revenue is from international traffic flows settled in major currencies, principally US dollars. In addition, many of the currencies of the countries in which Cable & Wireless operates are linked, directly or indirectly, to the US dollar.

The Group manages its exposure to movements in exchange rates on a net basis and uses forward foreign exchange

Back to Contents

operating and financial review

contracts and other derivative and financial instruments to reduce the exposure.

As part of the overall policy of managing the exposure arising from foreign exchange movements relating to the carrying value of foreign investments, the Group may, from time to time, elect to match certain foreign currency liabilities against foreign investments.

During the year the Group reversed a previous decision to match foreign currency liabilities totalling £486 million. These liabilities were re-denominated into Sterling. There was no cost to the Group from this transaction. Currently there are no foreign currency liabilities matched against foreign investments.

No foreign currency exposure arose from the US$1,504 million PCCW zero coupon exchangeable bond since this was matched by US dollar cash investments.

In broad terms, based on the 2003 mix of profits, the impact of a unilateral 1 per cent weakening of sterling would have been to increase the operating loss by £32 million.

Overseas subsidiaries generally finance themselves in their domestic currency. However, in Jamaica it is impractical to implement this policy due to limited availability of local currency funding. Consequently Cable & Wireless Jamaica is predominantly funded with US dollar denominated bank debt.

Back to Contents

operating and financial review

FIVE YEAR SUMMARY

	2003		2002	[5]	2001	[5]	2000		1999
	£m		£m		£m		£m		£m
	(in £m except per share and per ADR data)

PROFIT AND LOSS ACCOUNT YEAR ENDING 31 MARCH
Amounts in accordance with UK GAAP[1]
Group turnover	4,391		5,748		7,851		9,201		7,944
Group operating (loss)/profit	(6,075)		(5,025)		(382)		(350)		1,648
(Loss)/profit before taxation	(6,373)		(4,549)		3,516		4,089		1,822
(Loss)/profit after taxation	(6,409)		(4,860)		2,996		3,768		1,465
Minority interests	(124)		(94)		(258)		150		(555)
(Loss)/profit for the financial year	(6,533)		(4,954)		2,738		3,918		910
Basic (loss)/earnings per share (EPS)	(280.4	)p	(181.2	)p	100.3	p	161.6	p	38.2	p
Basic (loss)/earnings per ADR[2]	(841.2	)p	(543.6	)p	300.9	p	484.8	p	114.6	p
Diluted EPS	(280.4	)p	(181.2	)p	99.2	p	158.7	p	37.4	p
Diluted (loss)/earnings per ADR[2]	(841.2	)p	(543.6	)p	297.6	p	476.1	p	112.2	p
Dividends per share[3]	1.6	p	16.5	p	16.5	p	15.0	p	13.5	p
Dividends per ADR[2]	4.8	p	49.5	p	49.5	p	45.0	p	40.5	p

Amounts in accordance with US GAAP[1]
Net (loss)/income	(6,214)		(5,371)		2,716		3,538		670
Basic EPS	(266.7	)p	(196.5	)p	99.5	p	145.9	p	28.2	p
Basic (loss)/earnings per ADR[2]	(800.1	)p	(589.5	)p	298.5	p	437.7	p	84.6	p
Diluted EPS	(266.7	)p	(196.5	)p	98.4	p	143.2	p	27.7	p
Diluted (loss)/earnings per ADR[2]	(800.1	)p	(589.5	)p	295.2	p	429.6	p	83.1	p

Income from Continuing Operations
Group turnover	4,247		4,703		4,688		4,600		3,957
Group operating (loss)/profit	(5,899)		(4,515)		(315)		(618)		580

BALANCE SHEET DATA AS AT 31 MARCH
Amounts in accordance with UK GAAP[1]
Current assets[4]	4,906		7,890		10,480		7,087		3,913
Total assets	7,362		16,197		24,267		21,528		17,487
Net assets	2,520		9,357		16,383		10,775		7,453
Loans and obligations under finance leases:
– amounts falling due within one year	825		237		567		761		1,102
– amounts falling due after more than one year	721		2,022		2,364		5,484		4,801
Other creditors falling due within one year	2,450		3,734		4,069		3,784		3,012
Creditors and provisions	4,842		6,840		7,884		10,403		9,490
Equity shareholders’ funds	2,149		8,958		15,252		7,746		4,027
Called up share capital and reserves	2,446		2,445		5,570		2,199		2,087
Number of shares issued (million of shares)	2,383		2,382		2,801		2,440		2,411

Amounts in accordance with US GAAP[1]
Shareholders’ equity	2,125		9,158		16,190		9,840		6,624

1
The Financial Statements are prepared in accordance with UK GAAP, which differs in significant respects from US GAAP. See note 36 ‘Summary of differences between United Kingdom and United States GAAP’ to the Financial Statements.

2	ADR (American Depositary Receipt) amounts have been computed on the basis that one ADR represents three Ordinary Shares of 25p each in the Company (‘Ordinary Shares’).

3	Dividends per share and per ADR are based on interim and final dividends paid per Ordinary Share before deduction of withholding taxes. See ‘Shareholder Information – Taxation’.

4	Current assets exclude debtors due after more than one year.

5
The results for 2002 and 2001 and balance sheet for 2002 have been adjusted to reflect the change in accounting policy for capacity sales in light of the adoption of UITF Abstract 36 ‘Contracts for sales of capacity’ and related consequential effects.

Back to Contents

operating and financial review

CRITICAL ACCOUNTING POLICIES

In the preparation of Cable & Wireless’ consolidated financial statements a number of estimates and assumptions are made relating to the reporting of results of operations and financial condition. Results may differ significantly from those estimates under different assumptions and conditions. Cable & Wireless believes that the following discussion addresses its most critical accounting policies, which are those that are most important to the presentation of its consolidated financial condition and results. These policies require management’s most difficult, subjective and complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Valuation of fixed assets and goodwill

Cable & Wireless assesses the impairment of fixed assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that are considered important which could trigger an impairment review include the following:

•	significant under-performance relative to expected historical or projected future operating results;
•	significant changes in the use of its assets or the strategy for its overall business;
•	significant negative industry or economic trends; and
•	significant decline in its stock price for a sustained period and its market capitalisation relative to net book value.

Cable & Wireless determines any impairment by comparing the carrying values of each of Cable & Wireless’ income generating units to their recoverable amounts (the higher of net realinsable value and the present value of the future cash flows obtainable as a result of a asset’s continued use). During 2003, Cable & Wireless impaired tangible fixed assets by £2,381 million (2002: £1,909 million) and goodwill by £2,725 million (2002: £2,007 million). The impairment represented the amount by which the carrying value exceeded the present value of the future cash flows.

Future cash flows were determined with reference to Cable & Wireless’ five year plan using a growth rate of 2.5 per cent in the period beyond Cable & Wireless’ five year plan (based on a nominal increase in GDP for the countries in which Cable & Wireless operates), and a discount rate of 14 per cent which represents the estimated weighted average cost of capital for Cable & Wireless. Changes to the assumptions used by management to determine the level of impairment required, such as the discount rate or growth rate used, could significantly affect Cable & Wireless’ results.

Depreciation and amortisation of fixed assets

Cable & Wireless assigns useful lives to fixed assets based on periodic studies of actual asset lives and the intended use for those assets. Changes in circumstances such as technological advances, prospective economic utilisation and physical condition of the assets concerned could result in the actual useful lives differing from initial estimates. Where Cable & Wireless determines that the useful life of property and equipment should be shortened, Cable & Wireless depreciates the net book value in excess of the residual value over the revised remaining useful life, thereby increasing depreciation expense. Any change in asset lives would be reported in Cable & Wireless’ financial statements when the change in estimate is determined. There have been no material changes in asset lives during the periods presented.

Revenue recognition

Turnover, which excludes value added tax, represents the amount receivable in respect of telecommunications services provided to customers and is accounted for on the accruals basis. Revenue is recognised monthly as services are provided. Revenue in respect of services invoiced in advance is deferred and recognised on provision of the service. Revenue in respect of unbilled services is accrued.

Interconnection with other operators

In Cable & Wireless’ normal course of business it interconnects its networks with other telecommunications operators. In certain instances it uses estimates to determine the amount of income receivable from or payments to these other operators. The prices at which these services are charged are sometimes regulated and may be subject to retrospective adjustment. Estimates are used in assessing the likely effect of these adjustments.

Back to Contents

operating and financial review

Exceptional items

Under UK GAAP, the Company classified the following income/(costs) as exceptional items:

	2003	2002	2001
	£m	£m	£m

Exceptional operating costs	(442)	(210)	–
Exceptional depreciation	(2,381)	(1,909)	(444)
Exceptional amortisation	(2,725)	(2,007)	–
Exceptional profits less (losses) on sale or termination of operations	(147)	1,057	4,311
Exceptional costs of fundamental reorganisation	–	–	(530)
Exceptional write down of investments	(390)	(904)	(43)
Exceptional finance charges	–	–	(110)
Exceptional profits on disposal of fixed assets	62	–	42

Judgement is required to classify such items as exceptional items. The Company is guided by FRS 3 ‘Reporting Financial Performance’ which provides that material items which derive from events or transactions that fall within the ordinary activities are disclosed as exceptional items by virtue of their size or incidence such that the financial statements give a true and fair view. Exceptional depreciation and amortisation arise from the impairment review discussed above.

Exceptional operating costs

In the year ended 31 March 2003 exceptional items included in other operating costs related principally to provisions for ongoing obligations associated with US businesses from which Cable & Wireless withdrew, impaired assets and redundancy and reorganisation costs incurred during the year. These provisions are based on various assumptions, including future severance costs, sublease or disposal costs and contractual termination costs. Such estimates are judgmental and may change based on actual experience.

Provisions

The Company complies with FRS 12 ‘Provisions, contingent liabilities and contingent assets’. A provision is recognised when there is a constructive obligation in respect of a past event. Provisions were recognised for tax, pensions, redundancy costs, property costs and onerous contracts during 31 March 2003. Management’s judgement is required to quantify such provisions.

Pensions

The regular cost of providing benefits under defined benefit schemes is charged to operating profit over the expected remaining service lives of the members of the schemes so as to achieve a constant percentage of pensionable pay. Variations from the regular cost arising from periodic actuarial valuations of the principal defined benefit schemes are allocated to operating profit over the expected remaining service lives of the members.

The expected cost of providing these defined benefit pensions will depend on an assessment of such factors as:

•	the life expectancy of the members;
•	the length of service;
•	the rate of salary progression;
•	the rate of return earned on assets in the future; and
•	the rate used to discount future pension liabilities.

The assumptions used by Cable & Wireless are set out in Note 8 to the accounts and are estimates chosen from a range of possible actuarial assumptions which may not necessarily be borne out in practice. Changes to these assumptions could materially impact the size of the unfunded defined benefit scheme liability of £578 million, calculated under FRS 17, Retirement Benefits, disclosed in Note 8.

Restructuring charges

In the year ended 31 March 2001, restructuring charges were recorded as a result of additional actions to reorganise, re-size and reduce operating costs and create greater efficiency in various areas. These charges, for both severance and exit costs, required the use of estimates. Actual restructuring results did not differ materially from those estimated.

NEW UK ACCOUNTING STANDARDS ADOPTED

Capacity Sales

As disclosed in prior years, the Group sells network capacity to third parties pursuant to indefeasible rights-of-use agreements (IRUs). In prior periods, in accordance with UK accounting standards, where substantially all of the risks and rewards of ownership were transferred to the purchaser over the economic life of the asset, these transactions were accounted for as sales and recognised in turnover at fair value at the time of delivery and acceptance.

Back to Contents

operating and financial review

On 27 March 2003, the Urgent Issues Task Force of the UK Accounting Standards Board issued UITF 36, Contracts for sales of capacity. The abstract is applicable for accounting periods ending on or after 30 June 2003, although early adoption is encouraged, and application is retrospective. The Group has adopted UITF 36 for the year ended 31 March 2003.

As a result of the adoption of the new abstract, revenues or gains in respect of capacity sales to carriers from whom capacity or other services were also acquired are no longer recognised as the transactions are not considered to meet all the conditions required under the new abstract, in particular the requirement for the capacity provided or received to have a readily ascertainable market value as set out in FRS 10, Goodwill and intangible assets. The Group’s cash sales to carriers with no related purchase are largely unaffected by the conditions of the new abstract and will continue to be recognised at the time of delivery and acceptance.

The Group’s new accounting policy in respect of capacity sales is set out in the Group’s statement of accounting policies on page 90. The impact of adoption on the reported results of the Group is set out in Note 4 to the Financial Statements, including the impact on prior periods as the abstract applies retrospectively.

Under US GAAP, cash capacity sales entered into after 30 June 1999 are required to be accounted for as operating leases unless title under the lease is transferred to the lessee. Accordingly in reconciling the Group’s results to US GAAP an adjustment is made to defer all revenue in respect of cash capacity sales recognised in accordance with UK GAAP and instead to recognise revenue over the period of the contract (see Note 36).

US GAAP RECONCILIATION

The Company prepares its consolidated financial statements in accordance with UK GAAP, which differs in significant respects from US GAAP, see Note 36 ‘Summary of differences between United Kingdom and United States GAAP’. A comparison of net profit/(loss) and shareholders’ equity of Cable & Wireless when applying UK and US GAAP is provided in the table below:

	Net (loss)/profit
	UK GAAP *	US GAAP
	£m	£m

Year ended 31 March 2003	(6,533)	(6,214)
Year ended 31 March 2002	(4,954)	(5,371)
Year ended 31 March 2001	2,738	2,716

	Shareholders’ Equity
	UK GAAP	*	US GAAP
	£m		£m

As at 31 March 2003	2,149		2,125
As at 31 March 2002	8,958		9,158

*	Adjusted to reflect adoption of UITF 36.

US accounting standards issued but not yet adopted

In June 2001, the FASB issued FASB Statement No. 143, Accounting for Asset Retirement Obligations. The standard is effective for fiscal years beginning after 15 June 2002, with earlier application encouraged. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalises a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalised cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Management has not determined the effect of the adoption of FASB Statement No. 143.

In December 2002, the FASB issued SFAS No. 148, Accounting of Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method on accounting for stock-based employee compensation. In addition, SFAS No. 148 requires prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As Cable & Wireless continues to apply the provisions of APB No. 25, Accounting for Stock Issued to Employees, the adoption of SFAS No. 148 will not impact reported net income or shareholders’ equity.

In April 2003, the FASB issued SFAS No.149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003.

Back to Contents

operating and financial review

Management has not determined the effect of the adoption of SFAS 149.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity. SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires these instruments be classified as liabilities in the balance sheet. SFAS 150 is effective from 15 June 2003. SFAS 150 is not expected to have an impact on the consolidated financial statements.

RISK FACTORS

In addition to the other information contained in this Annual Report, investors in Cable & Wireless should consider carefully the risks described below. The Group’s financial condition or results of operations could be materially adversely affected should any of these risks arise. The risks described below are not the only risks facing the Group. Additional risks not currently known to the Group or risks that the Group currently regards as immaterial could also have a material adverse effect on the Group’s financial condition or results of operations.

Failure to improve the performance and financial position of the Group successfully or to adapt as needed to changing market conditions could adversely affect the Group’s business, results of operations and potential for growth.

In June 2003, Cable & Wireless announced that it would withdraw from the United States, take steps to radically improve the unsatisfactory operating results in the United Kingdom and build upon its strong positions in national telecommunications companies around the world. Cable & Wireless cannot assure its shareholders that it will be successful in implementing the strategy as currently planned, that the planned strategy will prove to be successful in an otherwise difficult market or that the Group will achieve all of its strategic goals. Failure in any of these regards could adversely affect the Group’s profitability and its strategic and competitive positions.

In addition, as part of this strategy, Cable & Wireless is undertaking a reorganisation of its businesses to improve its position in a rapidly changing market place. Cable & Wireless’ plans for the implementation of this reorganisation are incomplete in many respects, and the success of the reorganisation will depend in part on factors that are beyond the Group’s control. Delay in implementation of the reorganisation may lead to the management not being able to concentrate on developing their businesses with certainty, or to pursue opportunities in their respective marketplaces. It may lead to staff retention problems, or staff resistance, such as industrial action or non-compliance with Group policies. Furthermore, as Cable & Wireless refines the plans for its reorganisation, the Group may encounter significant obstacles that it has not yet anticipated and that prevent it from fully implementing the reorganisation or fully achieving its strategic goals. As a result, the Group cannot assure shareholders that the goals of its strategy or reorganisation plan will be fully achieved. Cable & Wireless also cannot assure shareholders that completion of the reorganisation plan will result in the success of its strategy.

Withdrawal from the US market may require the expenditure of additional resources, including management time and capital resources.

In June 2003, Cable & Wireless announced its intention to withdraw from the US market. Cable & Wireless is currently considering the options it will pursue in exiting this market, but has yet to identify a specific approach that it intends to take. It is possible that these options may be subject to regulatory or other approval. Among the approaches Cable & Wireless is currently considering is a sale of its businesses in the United States. Cable & Wireless, however, may not be able to identify potential purchasers for all of the US businesses or complete any sale of the US businesses in a timely manner, on a cost effective basis, at the optimum price, or at all. In addition, Cable & Wireless is also considering a number of alternative options and, if Cable & Wireless cannot find a suitable purchaser for its US businesses or if it determines that an alternative will be preferable, the Group may choose to wind-down its US operations or exit this market through some other means. Any approach Cable & Wireless takes is likely to require a considerable amount of management’s attention, may not ultimately be cash generative and may in fact require that it incurs additional costs. It may also lead to customer retention issues, which in turn may affect the expected financial performance of the business detrimentally. As a result, the steps Cable & Wireless may take to exit the US market could in the shorter term impact on operating profit and liquidity while it incurs any necessary costs associated with exiting this market.

Transformation initiatives can lead to execution risk.

The Group has been in rapid transition in the past few years, acquiring and disposing of a number of businesses, as well

Back to Contents

operating and financial review

as implementing a number of reorganisation initiatives. In June 2003 Cable & Wireless announced its intention, over time, to expand its investment in national telecommunications operations. This may include acquiring further entities and businesses.

The Group has in the past and expects in the future to dedicate significant resources to integrate any businesses that it has or will acquire and to effect any rationalisation of its operations. Implementation is complex, time-consuming and expensive and, without proper planning and execution, could significantly disrupt the Group’s business. The challenges involved include:

•
combining service and product offerings and preventing customers and distributors from deferring purchasing decisions or switching to other suppliers due to uncertainty about the direction of our product offerings and our willingness to support and service existing products, which could result in incurring additional obligations in order to address customer uncertainty;

•
demonstrating to customers and distributors that the transaction or organisational changes will not result in adverse changes in service standards or business focus and helping customers conduct business easily;

•
consolidating and rationalising corporate and subsidiary IT infrastructure, including implementing information management and system processes that enable increased customer satisfaction, improved productivity, lower costs, more direct sales and improved inventory management;

•	consolidating administrative infrastructure, including IT systems, and maintaining adequate controls throughout the integration;
•	coordinating sales and marketing efforts to communicate the Group’s strategy effectively;
•	preserving distribution, marketing or other important relationships and resolving potential conflicts that may arise;
•	minimising the diversion of management attention from ongoing business concerns;
•
coordinating and combining operations, subsidiaries, relationships and facilities, which may be subject to additional constraints imposed by local laws and regulations and also may result in contract terminations or renegotiations and labour and tax law implications; and

•	managing integration issues shortly after or pending the completion of other independent reorganisations.
Regulatory risk

Cable & Wireless’ business may be materially adversely affected by changes in regulation and government policy in the countries in which it operates.

The Group operates in some highly regulated markets in which its flexibility to manage its business is limited. Regulatory decisions and changes in the regulatory environment or in government policy may materially adversely affect its business, particularly in those markets in which it is classified as a dominant carrier. In some jurisdictions, the Group is currently required to offer competitors access to its networks, supply subscribers with various telecommunications services at regulated rates or on regulated terms and/or contribute to universal services funds. In other jurisdictions, the Group is itself dependent upon customer access, interconnection services and leased lines supplied under regulated terms and conditions by local or national incumbent telecommunications operators. Future regulation may impact the terms of interconnection agreements with other network operators and other similar agreements; impose market-access barriers; set price caps or regulate prices directly; impose limitations or investment obligations on construction of new facilities and impose other restrictions on the scope of the Group’s operations. The number of regulatory measures may also significantly increase, or become significantly more onerous as the jurisdictions in which the Group operates reform their telecommunications and related laws. Complying with new or more onerous regulations and restrictions may be costly for the Group, and may adversely impact the results of the Group’s operations and business condition.

The Group’s ability to provide telecommunications services depends in most countries on receiving and maintaining government licences and authorisations. Failure to acquire and retain necessary regulatory approvals could impair its results of operations. Furthermore, regulatory regimes in some countries in which the Group operates are often less well established than in other countries where competition in the telecommunications sector has been established for longer. As a result, its business in these countries, especially where it maintains a large, dominant or exclusive market share, could be subject to unexpected political, economic or legal developments that impact telecommunications regulations and lead to the Group being unable to acquire or retain the regulatory approvals necessary to its business. Any such development could have a material adverse effect on its results of operations either in that jurisdiction or in aggregate.

Back to Contents

operating and financial review

Regulation of ISPs could adversely affect Cable & Wireless’ operations

Governmental and regulatory agencies have yet to promulgate comprehensive regulations specific to Internet Protocol (IP) networks. Therefore, the Group accepts that risks could exist arising from future changes to the legal framework that could impose greater burdens on it (for example, increased costs or restrictions on the ability to provide services). In addition, the Group’s ability to adapt to multiple national regulatory regimes may be limited, and uncertainty regarding the regulations applicable to some services may prevent or delay its expansion in certain markets.

If a jurisdiction in which the Group operates adopts measures which affect the regulation of the internet and/or other aspects of the industry, it could experience both decreased demand for its products and increased costs of selling such products. Changes in laws or regulations governing the internet, internet commerce and/or other aspects of the industry could have a material adverse effect on the Group’s business.

Economic risks

The Group’s business may be affected by a business downturn.

A significant percentage of the Group’s revenue is generated by providing business customers with telecommunications, IP, voice, data, managed hosting services and content delivery.

A continued slowdown in capital spending by service providers and other customers may affect revenues more than currently expected. Moreover, the existing economic and geopolitical uncertainties and their potential impact on customer demand, has created uncertainty as to market demand. As a result, revenues and operating results for a particular period can be difficult to predict. In addition, there can be no certainty as to the severity or duration of the current industry adjustment and the downturn in the business environment. The Group’s revenues and operating results have been and may continue to be materially and adversely affected by the continued reductions in demand from its customers.

In addition, a business downturn, fear of terrorist attacks or the impact of SARS may reduce the number of international tourists. This may depress local economies in some areas where the Group has businesses (for example in the Caribbean and Macau) and consequently adversely impact the financial results of the Group’s operations.

Generally unfavourable telecommunications market conditions may adversely affect the Group’s financial condition and results of operations.

The telecommunications industry is currently facing unfavourable market conditions, including amongst other factors, the decline in investment in the industry, decline in demand for certain telecommunications products and services, pricing pressures and over-capacity. These conditions, amongst other factors have led to a general decline in share prices for telecommunications companies, including Cable & Wireless. These market conditions have precipitated bankruptcy and insolvency filings by several telecommunications companies. In some cases the Group has outstanding debts with these companies and may not be able to collect all the debts due.

Some telecommunications markets in which the Group operates are in very early stages of development. If unfavourable market conditions prevent some or all of these markets from developing, or if they develop more slowly than Cable & Wireless anticipates, then the Group’s results of operations could be materially adversely affected.

Fluctuations in currency exchange rates may adversely affect the Group’s reported results.

A significant percentage of Cable & Wireless’ 2002 and 2003 revenues were generated outside the United Kingdom. Accordingly, the value of those investments and associated revenues will be affected by fluctuation of the pound sterling against the currency in which the investments, financing and revenue is denominated, as reflected in the Group’s pound sterling denominated financial statements. The Group carries out foreign exchange hedging operations to manage its exposure in respect of material transactions. To the extent that this hedging activity does not cover the exposure then the Group’s results of operations and financial condition may be negatively impacted by currency exchange rate movements.

The Group may not have or may be unable to obtain sufficient insurance to cover all foreseeable risks.

As a result of restrictions in global insurance capacity following the events of 11 September 2001, insurers have imposed certain limitations on the availability of insurance. These limitations affect the ability of the Group to insure adequately against certain catastrophic risks in the manner previously undertaken. Whilst the Group continues to purchase such insurance coverage as is prudent and is commercially available to it, in certain circumstances a particularly severe loss may exceed the limits of available insurance. For example, it cannot fully insure against the risk of a catastrophic hurricane destroying Group assets concentrated in multiple locations in the Caribbean. If a

Back to Contents

operating and financial review

severe loss were to be incurred, it could have a material adverse impact on the Group’s business, results of operations and financial condition.

The activities of the Group’s insurance subsidiary may result in material claims

Pender Insurance Limited (Pender) is the Cable & Wireless Group’s wholly owned insurance subsidiary. It was established in the Isle of Man in 1990 to provide insurance to the Cable & Wireless Group and is regulated by the Isle of Man Insurance and Pensions Authority. It provided cover for various types of potential claims against or losses incurred by the Cable & Wireless Group. The cover included, for example, catastrophe cover, property damage, business interruption, professional indemnity and directors’ and officers’ liability.

Pender is managed by Willis Corroon Management (Isle of Man) Limited and directed by an independent board. It is also advised by other insurance and reinsurance brokers and service providers in the placing of its cover. Some of its operations were carried out by Cable & Wireless Group personnel under contract to Pender.

During calendar year 1997, Pender began to write policies for other companies connected with the telecommunications industry on a shared limits basis. Pender off-laid some of its exposure under these policies to the insurance market by way of reinsurance. However, Pender retained some exposure itself. Notwithstanding the reinsurance, Pender remains legally liable for all its policies.

As at 31 March 2003, Pender had 43 policyholders, including Cable & Wireless. Cable & Wireless and certain of the other policyholders established a mutual insurance company for new business from 1 April 2003. On the basis of advice from its insurance brokers, the Cable & Wireless Group decided itself to purchase insurance from the mutual insurance company for the period commencing 1 April 2003.

From 1 April 2003, Pender began running off its old insurance claims and has not taken on any new business for non-Cable & Wireless Group companies since then. Certain of Pender’s pre-existing policies with third parties are still current.

The mutual insurance company provides some reinsurance for a number of these policies.

The adverse factors affecting the telecommunications industry, particularly as a result of US securities class actions, have led recently to a significant increase in the seriousness of insurance claims against Pender, testing policy terms and limits. Pender is resisting such insurance claims vigorously, in conjunction where appropriate with its reinsurers, but, as certain of the insurance claims have not yet been fully quantified or substantiated by the claimants, it is not currently practicable to estimate their financial effects.

In the event that Pender is unable to resist these insurance claims successfully and, in those cases where reinsurance exists, its reinsurance cover were to prove inadequate, Pender may be subject to significant liabilities which its assets may not be sufficient to meet. Moreover, there can be no assurance that these arrangements will not have a material adverse effect on the Cable & Wireless Group.

Future cashflow fluctuations may affect the Group’s ability to fund working capital requirements.

The Group’s cashflows are expected to continue to be subject to fluctuations, depending on such factors as timing and size of capital expenditure, cost of property disposals, levels of sales, timing of collection of receivables and supplier terms and conditions. Cable & Wireless continues to have ongoing discussions with its banks and other financial institutions to explore additional financing opportunities and credit and support arrangements.

The Group believes that its cash on hand and its secured financing facilities will be sufficient to fund its current business model and future strategy for at least the next 12 months. However, future revenues and cashflows may be materially less than expected and Cable & Wireless may seek further funding.

Cash generated overseas may not all be available for use by the Group.

Cable & Wireless currently is able to repatriate most of its surplus cash generated overseas but there is a risk that governments could apply severe restrictions and this could result in the Group seeking further financing.

Changes in Credit Ratings may impact the Group’s future access to cash funding

Cable & Wireless currently has a range of financing arrangements in place. Any change in Cable & Wireless’ credit ratings could impact Cable & Wireless’ interest rates, ability to raise debt, access to the commercial paper market and ability to engage in alternative financing arrangements. Any inability to access adequate financing at an acceptable cost could adversely impact the Group’s ability to implement its strategy.

Volatility in the financial markets may require the Group to provide further cash funding to its pension funds.

Cable & Wireless currently maintains various defined benefit plans which cover various categories of employees and retirees. The Group’s obligations to make contributions to fund benefit obligations under these plans are based on actuarial valuations, which themselves are based on certain assumptions about the long-term operation of the plans, including employee turnover and retirement rates, the

Back to Contents

operating and financial review

performance of the financial markets and interest rates. If the actual operation of the plans differs from the assumptions, additional contributions may be required. The equity markets can be, and recently have been, volatile, and therefore the estimate of future contribution requirements can change significantly in a short period of time. Similarly, changes in interest rates may also impact funding requirements. In a low interest rate environment, the likelihood of required contributions in the future increases. If the Group is required to make significant contributions to fund the defined benefit plans, the reported results could be materially and adversely affected and the cashflow available for other uses may be significantly reduced.

Dependency on a small number of personnel

A small number of key executive officers manage the businesses. In addition, the Group’s future success will depend in a large part on its continued ability to attract and retain highly skilled and qualified personnel. The loss of key personnel or an inability to attract personnel of suitable calibre could have a material adverse effect on the business of Cable & Wireless.

Class Actions may adversely impact the Group’s financial condition

A number of class actions have been filed against the Group in the United States alleging violations of certain sections of the US Securities and Exchange Act of 1934. In March 2003, the Court consolidated these cases into one action. Cable & Wireless believes it has meritorious defences to these claims and intends to defend itself vigorously but, if the action is upheld by the US courts, it could adversely impact on the Group’s financial condition.

In addition, Cable & Wireless is from time to time involved in other litigation, which if decided adversely to the Group could, individually or in the aggregate, adversely impact its financial condition or reputation. Further details of the class action litigation in the United States and other material legal proceedings are set out in ‘Business Description – Legal Proceedings’.

Failure to pay a dividend in the future may adversely affect the Group's share price

Cable & Wireless has announced that there will be no final dividend for 2003 and no interim dividend declared for 2004. Failure to pay a dividend may in the future dversely affect the Group’s share price.

Competitive position risks – external competitive pressures

The Group’s operations could suffer from adverse effects of competition and price pressures on the demand for products and services.

The Group faces competition and downward pressure on prices in many areas and markets of its business. The Group’s competitors may be able to expand their network infrastructures and service offerings more quickly than the Group. In addition, some competitors have entered and will likely continue to enter into joint ventures or alliances to provide additional services against which the Group may be unable to compete. The Group also believes the sector may experience consolidation in the near future, which could result, amongst other things, in further competition that would make it more difficult for Cable & Wireless to compete effectively.

As the markets for some of the Group’s services expand in certain locations, additional competition may emerge and existing competitors may commit more resources to the markets in which it participates. For example, governments in various countries in which the Group provides telecommunications services, in some cases on an exclusive basis and in others where it until recently provided services on an exclusive basis, have begun liberalising the telecommunications industry by introducing regulated competitive markets for some products and services in place of exclusive licences. The Group may lose market share to some of the competitors entering the market as a result of this transformation and its operating results and revenues may be adversely affected.

Competitors of Cable & Wireless may gain competitive advantage by successfully completing a restructuring or bankruptcy reorganisation process.

Certain of the Group’s competitors in the United States have filed for bankruptcy or Chapter 11 protection. There is a possibility that such competitors will emerge from their restructuring with a significantly lower cost base than Cable & Wireless and be able to compete more effectively than the Group. This could result in the Group losing market share which could in turn negatively impact the Group’s financial condition and results of operations.

In addition, given its own recent losses, the Group may lose customers to competitors if the customers have significant concerns over the future financial strengths and strategy of the Group.

Back to Contents

operating and financial review

Continued overcapacity and other factors could lead to lower prices for the Group’s products and services.

The transatlantic, pan-European and US markets are all currently experiencing considerable levels of overcapacity.

Overcapacity coupled with lower than expected levels of demand growth contributed to a severe price decline in these markets. This in turn resulted in many network operators becoming financially distressed and filing for bankruptcy or Chapter 11 protection. This could compel the Group to lower prices to prevent erosion of its market share or to continue attracting new customers. If the Group is forced to lower its prices the financial condition and results of operations may be adversely affected. In addition, if the Group is unable to sufficiently reduce its costs, for example because it is obliged to honour existing contracts containing commercial terms which are onerous in the context of current market conditions, this too may materially adversely affect the Group’s business, financial condition and results of operations.

In addition, the Group may lose business to its competitors if they offer contract terms to customers which the Group is unable to match.

If the current overcapacity situation is not resolved or worsens, prices may continue to decline in the affected regions and such price decline could have a material adverse effect on the Group’s operations.

Competitive position risks – internal competitive pressures

Cable & Wireless depends on the ability to achieve cost-savings to respond to industry and market conditions.

The Group continues to restructure its business to realign resources and achieve desired cost savings. The Group has based its restructuring efforts on certain assumptions regarding the cost structure of its business and the nature, severity and duration of the industry downturn which may or may not be correct. The Group must be able to successfully implement its work plan and refine, expand or extend it if necessary, if it is to reduce its cost structure appropriately to respond to changing market conditions. The restructuring efforts may not be sufficient to achieve profitability and meet the changes in industry and market conditions.

While restructuring, the Group has made, and will continue to make, judgements as to whether it should further reduce its workforce or exit, or dispose of, certain businesses. These workforce reductions may impair its ability to achieve its current or future business objectives.

Costs incurred in connection with restructuring efforts may be higher than estimated. Any decision by management to further limit investment or exit, or dispose of, businesses may result in the recording of additional charges or adversely impact the Group’s ability to meet its current or future business objectives. As a result, the costs actually incurred in connection with the restructuring efforts may be higher than originally planned and may not lead to the anticipated cost savings and a return to profitability.

Changes in future technology

The Group may not be able to adapt adequately to technological changes in communication and information technology.

The telecommunications industry is subject to rapid and significant changes in technology. The development of new technologies could render its current services obsolete and non-competitive and require the Group to write-down the book values of investments it has made in existing technologies. The Group’s business plan contemplates the introduction of services using new technologies and it may have to make substantial additional investments in new technologies in order to remain competitive. New technologies that it chooses to acquire may not prove to be successful, and the cost of implementation for emerging and future technologies could be significant and constitute a negative return on the investment. In addition, Cable & Wireless may not receive the necessary licences to provide services based on new technologies in jurisdictions in which it operates. It may also be forced to change its product and service offerings or pay higher costs if the third-party technology that it employs changes or if the price of such technology increases. As a result, the Group could lose customers, fail to attract new customers or incur substantial costs to maintain its customer base. Any such occurrence could have a material adverse effect on the Group’s financial results.

The Group’s results depend on the introduction of appropriate new products and services as the industry undergoes rapid changes.

All sectors in which Cable & Wireless operates are characterised by changing customer demand for new products and services as new technologies become available.

If the new products and services that the Group develops and implements do not meet the demands of its existing and target customers, then the Group may not be able to recover its costs in developing such new products and services and it may lose market share. This could result in a material adverse effect on the Group’s financial results.

Back to Contents

operating and financial review

Service delivery

Exposure to other telecommunications operators and the behaviour of other market participants may have a detrimental effect on the Group’s operations.

The Group’s operations in some countries are dependent upon access to networks that it does not own or entirely control, including networks controlled by current or former government-owned public telecommunications operators. Cable & Wireless’ operations depend on these network operators to provide interconnection services for the origination and/or termination of some of its telecommunications services.

The Group has experienced interconnection capacity shortages in the past, and it may do so again if it is unable to obtain and maintain the necessary interconnection and other transmission services in a timely fashion and on acceptable commercial terms in each country in which it intends to introduce or continue to offer its telecommunications services. The Group may also be subject to the constraints, including financial constraints, of the relevant network operator, which may be unable to provide any or all of the capacity that the Group requests. If it cannot obtain the capacity it requires to adequately serve all of its existing customers or to connect all of its potential new customers, the Group may lose them to its competitors. All of this could adversely affect the Group’s business, financial condition and results of operations.

As part of the development of the Cable & Wireless network, some Group companies have acquired Indefeasible Rights of Use (IRU’s) from a number of carriers including Global Crossing, Level 3, Qwest, WorldCom and Flag Financial Corporation. An IRU gives the purchaser a guaranteed right to use the network asset (cable, fibre or wavelength) over a contractual period. A number of the IRU providers have filed for Chapter 11 (or similar bankruptcy protection) or are in financial difficulty. The risk to the Group is that such a company may not be obliged or may be unable to continue to honour its agreement to grant the exclusive right of use to the Group (even if that grant is already effected) or to maintain the asset in which the IRU resides. If this occurs then there can be no assurance that Cable & Wireless will be able to find alternative providers and that the provision of network will be on the same terms as before. As a result, the business, financial condition or results of operations of the Group may be adversely affected.

Catastrophic network failure may expose the Group to potential liability.

The Group’s network uses a collection of communications equipment, software, operating protocols and proprietary applications for the high-speed transportation of large quantities of data between multiple locations. The Group also operates national and international voice networks. Catastrophic network failure or a major network interruption may occur as a result of natural disasters, a loss of a major element of the network, security breaches, terrorist action or computer viruses. These failures or interruptions could cause delays or service interruptions and could expose the Group to claims from customers or could require expensive repairs or modifications, any of which could have a material adverse effect on the Group’s business.

The Group may lose revenue if unlicensed operators are able to gain access to the Group’s network undetected.

In certain markets where the Group operates it suffers from revenue leakage where operators gain illegal access to its network. The Group takes considerable action to identify and prevent such occurrences, but the level of actions available to it may be limited by local regulation. To the extent that the Group’s efforts are not wholly successful, it may lose revenue and the Group’s financial performance be adversely impacted.

Other risks

The Group is reliant on third parties for certain activities under outsourcing contracts. Failure of those third parties to provide the contracted services may expose the Group to additional cost and liability.

The Group has outsourced a number of support activities to third parties, including the provision of certain IT services in the United Kingdom and United States. In the event that the outsourcing company fails to deliver the contracted services, the Group may incur additional costs as it attempts to find an alternate supplier and its financial results might be adversely impacted. On 6 June 2003, the Group gave notice of termination under its outsourcing contract with IBM (see ‘Business Description – Legal Proceedings’). In the event that transferring the activities outsourced to IBM to an alternative supplier (or to the Group itself) is more difficult than the Group anticipates it may incur additional costs and its financial results and operations might be adversely impacted.

The Group is dependent on a number of critical IT systems to be able to conduct its business and process financial information.

In carrying out its business, the Group is dependent on the availability and reliability of a number of IT systems. In the event that any of these systems fail and disaster recovery and business continuity plans are ineffective, the Group may be exposed to additional costs and liabilities. In addition, many of these IT systems, such as billing, are legacy systems that operate on different platforms. The Group may

Back to Contents

operating and financial review

be exposed to additional costs and liabilities in endeavouring to upgrade or integrate systems and may sustain costs or liabilities as a result of the inefficiencies posed by having multiple systems that in some instances cannot be readily reconciled.

Mobile communications devices may pose health risks.

Media reports have suggested that radio frequency emissions from mobile telephone handsets and transmission facilities may pose various health risks, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Research and studies into the health risks posed by mobile telephone handsets and transmission facilities are ongoing. Cable & Wireless provides mobile services principally in the Caribbean, Panama and Macau and also provides national and international network capacity to mobile operators. Cable & Wireless continues to monitor scientific and medical research and studies, media, legal, regulatory and other developments, as well as the public perception of risk arising from the use of mobile telephone handsets. Scientific research on mobile telephone handsets and health has been reviewed by a number of independent expert scientific panels. None of these panels has concluded that the use of mobile telephone handsets is harmful to health.

Nonetheless, increased speculation regarding health risks associated with mobile telephone handsets and transmission facilities or any subsequent substantiation of such risks could have a material adverse effect on the Group’s business including through:

•	a reduction in the number of actual and potential customers;
•	reduced usage per customer;
•	exposure to potential litigation or other liability;
•	regulatory intervention and new legislation; or
•	exposure to adverse publicity and damage to reputation.

Back to Contents

corporate governance

CORPORATE GOVERNANCE

This section contains:

Social, environmental and ethical report	53
Directors and senior management	57
Directors’ report	59
Directors’ Remuneration Report	65

SOCIAL, ENVIRONMENTAL AND ETHICAL REPORT

Cable & Wireless recognises the importance of building sound relationships with all its stakeholders and is committed to approaching social, ethical and environment matters in the same way as it approaches core business activities. The Board therefore sets standards of behaviour that go beyond minimum legal standards.

Board Review of Social, Environmental and Ethical Issues

The Board of Cable and Wireless plc takes regular account of the significance of social, environmental and ethical matters to the business of the Company. The Board identifies and assesses whether there are any potential significant risks to the Company’s short and long term value arising from social, environment and ethical matters, as well as opportunities to enhance value that may arise from an appropriate response.

Specifically the Board:

•	appointed the Chief Executive Regional (Robert Lerwill) to be responsible for social, environmental and ethical matters for the year ended 31 March 2003;
•
arranged for the co-ordination and management of social, environmental and ethical matters to be carried out by the Company’s Public Policy Council which meets quarterly. Members of the Public Policy Council at 31 March 2003 were Robert Lerwill (Chief Executive Regional); Tom Phillips (Group Director Public Policy); David Prince (Group Finance Director); Adrian Chamberlain (Group Director, Strategy and Business Development); and Dan Fitz (Group General Counsel); and

•	receives a report on social, environmental and ethical matters at least annually and more frequently if required.

ETHICS POLICY

Cable & Wireless has a Group-wide Ethics Policy, which was adopted by the Board. The Ethics Policy focuses on nine key areas:

Employees

Employees are the Company’s most valuable resource. Selection and development must be based on merit.

Customers

Everybody must play their part in providing quality and efficient service to customers.

Health, Safety and Environment

The Company cares for the health and safety of those affected by its actions and for the environment in general.

Competition

The Company engages in fair competition and acts in accordance with the law.

Representation

Employees must act in a professional manner. All dealings by the Company are to be fair, honest and legal, without taint of corruption.

Conflict of Interest

Employees must ensure that their actions are not affected by conflicts of interests. This covers interests in businesses outside Cable & Wireless, the receipt or giving of gifts of hospitality and insider dealing.

Information

The Company respects intellectual property rights and confidential information.

Records

The Company will keep honest, complete and accurate records.

Property

All property (including computer software and records) must be cared for responsibly and in accordance with the law.

The Ethics Policy contains notification procedures setting out a variety of routes for employees to raise ethical issues through their line manager or alternatively via human resources, internal audit, the company secretary’s office or the law department. The intention is that issues are generally dealt with at local business unit level but employees are also able to raise issues with the Chairman or Chief Executive of

Back to Contents

corporate governance

Cable and Wireless plc or through other contacts at head office named in the Ethics Policy.

There is an annual audit of all business units to review implementation of the Ethics Policy and obtain confirmation from business units’ Chief Executives and Chief Financial Officers that the Ethics Policy is being complied with. Compliance with the Ethics Policy is also reviewed through the normal internal audit programme, Operational Risk Reviews of the business units and the corporate governance review programme.

Internet Acceptable Use Policy

For the majority of its customers, Cable & Wireless has an Internet Acceptable Use Policy designed to protect and limit exposure to legal action. The Policy confirms that Cable & Wireless customers are solely responsible for their content and messages. It contains a list of activities which customers are prohibited from undertaking such as those which violate the law or threaten the integrity of any network or computer system. Cable & Wireless encourages customers to self-rate their content using a rating such as that provided by the Internet Content Rating Association (ICRA).

COMMUNITY INVOLVEMENT

Cable & Wireless is committed to making a positive social contribution to the communities in which it operates. Cable & Wireless has developed a community investment programme designed to support local communities and respond to their needs. Cable & Wireless recognises the positive role that the Internet and information communications technologies can play in facilitating personal, social and economic development.

Cable & Wireless develops projects in partnership with charitable, not-for-profit and community based organisations. Preference is given to projects that focus on education and training and those which demonstrate substantial grass roots impact.

This approach makes it easier to monitor progress and measure results. Importantly, it also offers valuable opportunities for Cable & Wireless employees to make an active contribution.

Community Contributions

In 2003, Cable & Wireless’ total world wide community contribution was £5.6 million. Of this, £1.3 million was spent in the United Kingdom.

In line with its business activities, the Cable & Wireless community investment programme focuses social investment in the following three key areas to make a real and substantial difference to local communities:

•	addressing the ‘digital divide’;
•	internet safety and security; and
•	encouraging positive use of the internet.

Addressing the Digital Divide

Growth in internet has brought huge advantages to those who use the web, both at home and at work.

Cable & Wireless companies therefore work to ensure that the benefits of the internet can be extended to communities and individuals that find themselves without the necessary skills and infrastructure required to access the web. For example Cable & Wireless provides free internet access to schools in many Caribbean countries.

Supporting School Based Internet Access in Jamaica

To address the widening digital divide in Jamaica, Cable & Wireless recently announced a three-year commitment to provide free internet access to the island’s 980 primary and secondary schools. Following the success of similar programmes in Barbados and St Lucia, the initiative aims to create opportunities for as many of Jamaica’s children as possible, enabling them to participate fully in the digital age.

Reducing the Digital Divide in Panama

In early 2003, Cable & Wireless established the Cable & Wireless Panama Foundation. The Foundation helps reduce the digital divide in Panama by providing opportunities for the country’s least privileged citizens to access the latest information and communication technologies. This charitable foundation is the first of its kind for Cable & Wireless and will channel contributions, including internet access and telephone lines, directly to local community organisations. Already, the company’s Centre for New Technologies has provided hands-on IT experience and internet access for young people from disadvantaged local communities. The Foundation also aims to help support projects which help to restore national heritage and initiatives to promote local art and culture.

Internet Safety and Security

The internet has transformed the way many children and young people communicate, learn and interact. With a wealth of content, the internet can be a positive resource, offering exciting opportunities at home and in the classroom. Yet the web can also have hidden dangers.

Cable & Wireless companies are committed to working with industry partners in the countries in which they operate to protect children from unsuitable internet content and, at the same time, raise awareness and understanding of internet

Back to Contents

corporate governance

safety issues, encouraging individuals from all generations to stay safe online.

Raising In-school Awareness

As part of this commitment, Cable & Wireless works in partnership with the Children’s internet charity, Childnet International to ensure that young people are aware of how to stay safe on-line. With additional backing from the UK Department for Education and Skills, Childnet has developed Kidsmart, a schools-based internet safety education programme, designed to help primary school pupils, teachers and parents understand internet safety issues.

Promoting Internet Content Labelling

Cable & Wireless works in conjunction with the Internet Content Rating Association (ICRA) to empower members of the public to protect children and young people from potentially harmful internet content. ICRA offers a self-labelling system to enable website owners to rate their own content and label their websites accordingly. To complement this process, ICRA has also developed an easy-to-use software tool which filters websites with ICRA labelling which allows parents to set viewing preferences and protect their children online.

Encouraging Positive Use of the Internet

Cable & Wireless works in partnership with a range of charities and not-for-profit organisations to develop creative and innovative internet content and to encourage individuals to use the internet as a tool for education, communication and learning.

Supporting Young People

Run in partnership with the children’s internet charity, Childnet International, the Cable & Wireless Childnet Awards highlight inspirational web projects created by and with the involvement of young people. Cable & Wireless has been closely associated with the initiative since its inception six years ago, enjoying support from many employees who promote the programme across the business.

The sixth annual international awards, which drew over 300 entries from 50 countries, were held in London in April

2003. The winners, drawn from Canada, Italy, United Kingdom, Sierra Leone, Australia, Egypt and the United States, illustrate just how powerful the internet can be when used in a positive way.

Supporting Older People

In a new initiative, Cable & Wireless has teamed up with Age Concern, Microsoft and UK Online to encourage older people to use the internet for the first time. Age Concern’s ‘Silver Surfers Festival’ offered free internet sample and demonstration sessions at Age Concern centres across the United Kingdom. A specialist information pack was distributed as part of the festival, highlighting how the internet can enrich the lives of older people.

Providing Employment Related Information Technology Training

Since 1982, Cable & Wireless has worked in partnership with Camden IteC to offer employment related training to disadvantaged communities close to Cable & Wireless’ corporate headquarters in the London Borough of Camden. Information Technology (IT) skills are now intrinsically linked to employability, yet many people continue to enter the workplace without IT skills or hands-on employment related experience. Support from Cable & Wireless helps Camden IteC to extend its local reach via a designated UK Online learning centre and an online learning programme, which enables members of the local community to access training opportunities via remote learning.

Technology as a Lifeline

Cable & Wireless works in partnership with the international humanitarian organisation, Télécoms sans Frontières (TSF), to provide emergency telecommunication assistance in disaster areas world wide. Using specialist equipment, TSF technicians are able to set up satellite based telecommunications equipment in almost any location to provide telephone, data and internet services in emergency situations. For local people, this technology can be a lifeline which allows them to contact close relatives and friends to say, ‘I’m alive’. For international and local relief agencies the technology plays a similarly critical role by helping to ensure the successful co-ordination of relief work.

Back to Contents

corporate governance

ENVIRONMENTAL POLICY

In 1996, Cable & Wireless produced its first Environmental Policy and published an Environmental Review. Every year since 1999, Cable & Wireless has produced an Environmental Report detailing its performance across its world wide operations.

Environment Management System

Cable & Wireless has a worldwide, environment management system based on the international environment management standard, ISO 14001. Through this environment management system, Cable & Wireless aims to minimise harm to the environment, to prevent pollution and to use best practice environment management solutions wherever possible. Cable & Wireless businesses use a risk assessment approach to manage environment matters, identify and assess key environmental hazards arising from business activities and manage them appropriately.

Cable & Wireless aims to engender a culture of environmental responsibility throughout the business and to enlist the support and commitment of employees, suppliers and business partners.

The environment management system also includes an annual environmental data survey across the business. This survey provides data to incorporate in Cable & Wireless’ annual Environmental Report. The fifth such report, covering Cable & Wireless’ programme in 2003, will be available on the environmental website link on the Cable & Wireless website.

Cable & Wireless has set targets for all majority-owned operations relating to minimising ozone-depleting gases and greenhouse gas emissions, pollution prevention, waste management, protection of landscape and biodiversity and the implementation and development of environment management systems.

In addition, Cable & Wireless encourages Group businesses to set their own environment targets and to report their progress at the end of each year. Targets and performance are detailed on the website along with details of progress and new commitments for the coming year. Cable & Wireless also carries out environment audits of its subsidiary businesses.

Mobile Phone Safety Issues

As a provider of mobile phone services, Cable & Wireless has pro-actively monitored and managed issues related to alleged mobile phone effects for many years.

Cable & Wireless believes that the safety of customers, employees and the general public is of paramount importance. The Group continues to track scientific and medical research, media, legal, regulatory and other developments as well as the public perception of risk arising from the use of mobile phones. The scientific research on mobile phones and health has been reviewed by a number of independent expert scientific panels. None of these panels has concluded that the use of mobile phones is harmful to health.

Global e-Sustainability Initiative

Given that the Group’s partners and suppliers generally pursue the same social and environment goals, Cable & Wireless is developing a series of environment key performance indicators for the industry as a whole by participating in the European Telecommunications Network Operators Environment Charter Group and the Globale-Sustainability Initiative.

Global e-Sustainability Initiative activities include producing a set of sustainability reporting guidelines for the telecommunications industry, based on guidelines developed under the Global Reporting Initiative.

Cable & Wireless believes that all members of the telecommunications industry – whether network service providers, suppliers or manufacturers – have a responsibility for sustainability. Cable & Wireless is working with its partners in the industry to identify best practice (economic, ecological and social) so that all can learn without compromising competitive advantage.

Employment Policies

Cable & Wireless operates throughout the world and has employment policies that meet local conditions and requirements. There are policies that address health, safety and environment, business ethics, diversity, disability, performance management, harassment and employee relations issues.

Both formal and informal channels for employee consultation and communication have been in place for many years and Cable & Wireless regularly consults employees and their representatives on matters affecting both them and their future interests. The Group values the involvement of its employees and continues to keep them informed. Cable & Wireless aims to pay market competitive rates and does not employ child labour. Employees are free to join employee representative bodies or trade unions or not as they wish. Training and development opportunities are open to all employees.

The Group gives particular attention to the employment of disabled people. Applicants who are disabled and those who

Back to Contents

corporate governance

become disabled during employment are offered the widest range of training and opportunities appropriate to their skills.

The Cable & Wireless Group Health & Safety policy sets out to ensure, so far as reasonably practicable, the health and safety of everyone involved in, or affected by its business activities. This is achieved by the management team of each Cable & Wireless business having responsibility for the operation of the Health and Safety Management System and a health and safety culture that enrols the support and commitment of employees, suppliers and business partners. Cable & Wireless aims for best practice health and safety management solutions and will ensure compliance with appropriate legal requirements.

Group businesses adopt a continuous risk assessment approach to the management of health and safety matters, ensuring that potential hazards arising from work activities are identified, assessed and managed in proportion to the risks that they present.

In the United Kingdom, Cable & Wireless was awarded its fifth consecutive Royal Society for the Prevention of Accidents Gold Award in 2002. The Cable & Wireless Health and Safety Report will be published on the Company’s website in July 2003.

DIRECTORS AND SENIOR MANAGEMENT

The following are the Company’s directors and senior management as at the date of this report.

Richard D Lapthorne

Chairman and Non-executive Director

Richard D Lapthorne was appointed to the Board as a Non-executive Director and Chairman on 10 January 2003. He is a member of the Remuneration, Audit and Nominations Committees. Richard Lapthorne is Non-executive Chairman of Morse PLC, Avecia plc, Tunstall Holdings Ltd, TI Automotive Limited, Oasis International Leasing in Abu Dhabi, Vice Chairman of JP Morgan Investment Bank and the former Chairman of Amersham plc. Richard Lapthorne joined the Board of Amersham International plc in 1988 as a Non-executive Director and became Chairman of Amersham plc in 1999. He was Finance Director of British Aerospace plc from July 1992 and was appointed Vice Chairman in April 1998 before retiring in September 1999. During his time at BAe, Richard Lapthorne was a key member of the management team responsible for transforming the company into Europe’s leading aerospace and defence company. He was awarded the CBE for services to British aerospace industry in 1997. He was Finance Director of Courtaulds plc from 1986 to 1992, having previously been Group Financial Controller. Age 60.

Robert O Rowley

Executive Director; Executive Deputy Chairman

Robert O Rowley was appointed a Non-executive Director on 2 September 2002 and became Chairman of the Audit Committee on 1 January 2003. Following a restructuring of the Board on 21 January 2003, he relinquished his Chairmanship of the Audit Committee and was appointed as Executive Deputy Chairman and, for an interim period, has responsibility for the Group’s Finance and Legal functions.

Robert Rowley is a Non-executive Director of Prudential plc, where he is Chairman of the Audit Committee, and of Taylor Nelson Sofres. He was on the Board of Reuters from 1990, serving as Finance Director of Reuters Group from 1990 until 2000, then as Chief Executive of Reuterspace until he retired in 2001. Age 53.

Sir Winfried F W Bischoff

Non-executive Deputy Chairman; Chairman, Remuneration Committee

Sir Winfried F W Bischoff was appointed a Non-executive Director in 1991 and Deputy Chairman in 1995. He is also Chairman of the Remuneration Committee and a member of the Audit and Nominations Committees. Sir Winfried is Chairman of Citigroup, Europe, and a member of the Management Committee of Citigroup Inc. Sir Winfried joined Schroders plc in 1966 and on completion of the merger of Schroders’ investment banking business with that of Salomon Smith Barney in May 2000, he assumed his current position. Sir Winfried is a Non-executive Director of Land Securities plc, The McGraw-Hill Companies Inc., IFIL – Finanziaria di Partecipazioni SpA, Eli Lilly and Company and Siemens Holdings plc. Age 62.

Francesco Caio

Executive Director; Chief Executive Officer

Francesco Caio was appointed to the Board as Chief Executive Officer on 4 April 2003. Francesco Caio founded Netscalibur, the European business telecommunications and internet service provider, in 2000. Prior to that, from 1997 to 2000 he was Chief Executive Officer of Merloni Elettrodomestici, one of Europe’s leading household appliance companies. In 1996 he was Chief Executive Officer of Olivetti having previously headed the telecommunications and multimedia divisions. He also led

Back to Contents

corporate governance

the creation and launch of Omnitel Pronto, Italy’s second largest mobile company before its acquisition by Mannesmann, and was its first CEO from 1994 to 1996. Francesco Caio has also worked with McKinsey in London. Francesco Caio is a Non-executive Director of Merloni Electrodomestici and Netscalibur Italia and was a board member of Motorola between November 2000 and May 2003. Age 45.

Kevin Loosemore

Executive Director; Chief Operating Officer

Kevin Loosemore was appointed to the Board as Chief Operating Officer on 2 April 2003. Kevin Loosemore was appointed Corporate Vice President and General Manager, EMEA, Global Telecommunications Solutions Sector, Motorola in June 2001, becoming President EMEA in September 2001 and President, Motorola Professional Services Group, developing wireless and communications solutions for this market. Kevin Loosemore was previously CEO of IBM UK from 2000 to 2001 and from 1997 to 1999 Managing Director for De La Rue Card Systems. He began his career with IBM in 1981, remaining with them until 1997. Kevin Loosemore is a Non-executive Director of The Big Food Group plc. Age 44.

Adrian Chamberlain

Executive Director; Group Director, Strategy and Business Development

Adrian Chamberlain was appointed to the Board on 15 May 2002 as Group Director, Strategy and Corporate Development having previously been on secondment to Cable & Wireless Optus in Australia as Managing Director Consumer & Multimedia. Prior to that he was Chief Executive of the Consumer Division of Cable & Wireless Communications plc. On 10 December 2002 Adrian Chamberlain was appointed Chief Executive Officer Global Services and Europe/Asia and on 3 June 2003 he was appointed Group Director, Strategy and Business Development. Adrian Chamberlain’s career prior to joining Cable & Wireless in 1995 included strategy and business development roles with the Boston Consulting Group and BT. Age 46.

Bernard P Gray

Non-executive Director

Bernard P Gray was appointed a Non-executive Director on 21 January 2003 and is a member of the Remuneration, Audit and Nominations Committees.

Bernard Gray is Chief Executive of CMP Information, the UK headquartered publishing and events division of United

Business Media. Prior to taking his current role in 2001, he was Director of Group Strategy for UBM. Previous roles have included a period as Special Advisor to the Secretary of State for Defence during the UK’s Strategic Defence Review, and almost ten years with the Financial Times Group, including two years on the Lex column. Bernard Gray began his career working in capital markets in London and New York. Age 42.

Graham E Howe

Non-executive Director

Graham E Howe was appointed a Non-executive Director on 27 May 2003. He is a member of the Audit, Remuneration and Nominations Committees. Graham Howe was most recently Deputy Chief Executive Officer and Chief Operating Officer of Orange S.A., having joined them in 1992 as one of the founding Directors. Before that, his experience in the telecommunications sector included senior positions at Hutchison Telecom, First Pacific Company and Touche Ross Management Consultants. Age 42.

Kasper B Rorsted

Non-executive Director

Kasper B Rorsted was appointed a Non-executive Director on 27 May 2003. He is a member of the Audit, Remuneration and Nominations Committees. Kasper Rorsted is Senior Vice President and General Manager, EMEA for Hewlett Packard holding this role since the merger of Hewlett Packard and Compaq in May 2002. He was previously with Compaq as Vice President and General Manager for EMEA having held various other senior management positions since 1995. He has previous experience with Oracle, Digital and Ericsson. Age 41.

Dr Janet P Morgan

Non-executive Director

Janet P Morgan was appointed a Non-executive Director in 1988. She is a member of the Audit, Remuneration, Nominations and Community Investment Committees. Janet Morgan is also a Non-executive Director of the Scottish American Investment Company plc, the Nuclear Generation Decommissioning Fund Ltd., the Scottish Oriental Smaller Companies Investment Trust plc, NMT Group plc, BPB plc and Stagecoach plc. Age 57.

David N Prince

Executive Director, Finance

David N Prince was appointed Group Finance Director and a member of the Board on 1 July 2002. David Prince

Back to Contents

corporate governance

originally joined Cable & Wireless in 1981, undertaking a variety of senior finance and commercial roles before being appointed Finance Director of Cable & Wireless HKT in 1994. He was appointed Deputy Chief Executive and Finance Director of HKT in 1999 and became Group Chief Financial Officer of PCCW (formerly Pacific Century CyberWorks Limited) following the merger of PCCW and HKT in 2000. David Prince stepped down from his role with PCCW in May 2002. Age 51.

W Anthony Rice

Non-executive Director; Chairman, Audit Committee

W Anthony Rice was appointed a Non-executive Director and Chairman of the Audit Committee on 21 January 2003.

He is also a member of the Remuneration and Nominations Committees. Tony Rice is Chief Executive of Tunstall Holdings Ltd and his career has largely been spent with British Aerospace plc, including a period as Group Treasurer during the restructuring in the 1990s. Tony Rice was involved in the financing and flotation of Orange plc and is a Non-executive Director of Telewest plc and Atlantic Coast Airlines. Age 51.

Kenneth K Claydon

Company Secretary

Ken Claydon has been with Cable & Wireless for 40 years and was appointed as Company Secretary in 1991. Age 59.

DIRECTORS’ REPORT

To be presented to the Seventy Fourth Annual General Meeting (AGM) to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE on Friday 25 July 2003 at 11.30 a.m.

Principal activities and business review

Cable & Wireless is an international telecommunications company. It operates in the United Kingdom, the Caribbean, the United States, Japan, continental Europe, Panama and Macau. Cable & Wireless provides voice, data and IP services to business and residential customers and wholesale services to carriers, mobile operators and content, application and internet providers.

Cable & Wireless provides voice, data and IP services to major corporates, SME and residential customers. In addition, Cable & Wireless provides specialist wholesale services to carriers, mobile operators and content, application and internet providers.

Details of the Group’s performance during the year are contained in the Operating and Financial Review on pages 24 to 52.

Overseas trading branches of the Company exist in Ascension Islands, Diego Garcia, Falkland Islands, Singapore and St. Helena.

Share capital

Details of shares issued during the year are shown in Note 24 to the accounts.

At the Company’s Annual General Meeting held on 12 July 2002, a special resolution was approved by shareholders authorising the Company to purchase up to 14.99 per cent of the Company’s issued share capital as at 14 May 2002 (357 million Ordinary Shares). This authority has not been used and will expire on conclusion of the Annual General Meeting to be held on 25 July 2003.

Acquisitions and disposals

Details of acquisitions and disposals in the year are set out in ‘Business Description – Recent acquisitions and disposals’.

Results and dividends

The Group’s loss for the year after taxation and minority interests amounted to £6,533 million. An interim dividend of 1.6 pence per Ordinary Share was paid on 3 March 2003. The following has been paid as a dividend for the year ended 31 March 2003:

£m

Ordinary dividends
Interim paid	37

To give greater financial flexibility during the current transitional period, the Board decided in June 2003 to suspend dividends for 12 months. Thus no final dividend will be proposed for 2003 and no interim dividend declared for 2004. However, the Board intends to pay a final dividend for 2004. The level of this payment will be determined by reference to progress made against the restructuring plan and the resultant financial performance of the Group.

Back to Contents

corporate governance

Directors

The following served as Directors during the year under review:

Sir Winfried Bischoff
Adrian Chamberlain (appointed 15 May 2002)
Bernard P Gray (appointed 21 January 2003)
Richard D Lapthorne (appointed 10 January 2003)
Robert E Lerwill (resigned 3 June 2003)
Dr Janet P Morgan
David P Nash (resigned 31 December 2002)
David N Prince (appointed 1 July 2002)
Donald B Reed (resigned 31 January 2003)
W Anthony Rice (appointed 21 January 2003)
Sir Ralph Robins (resigned 28 February 2003)
Robert O Rowley (appointed 2 September 2002)
The Hon. Raymond Seitz (resigned 31 January 2003)
Graham M Wallace (resigned 4 April 2003)

Since the year end, Kevin Loosemore was appointed on 2 April 2003, Francesco Caio was appointed on 4 April 2003, and Graham E Howe and Kasper B Rorsted were appointed on 27 May 2003.

Biographical details for the current Directors are set out on pages 57 to 59.

In accordance with the Company’s Articles, Sir Winfried Bischoff will be retiring at the 2003 AGM of the Company and will not be offering himself for re-election. In accordance with the Articles, Richard D Lapthorne, Francesco Caio, Kevin Loosemore, Robert O Rowley, W Anthony Rice, Bernard P Gray, Graham E Howe and Kasper B Rorsted, having been appointed Directors since the 2002 AGM, will retire at the 2003 AGM, and being eligible, will offer themselves for election. The unexpired portion of the service contracts for Kevin Loosemore, Francesco Caio and Robert O Rowley is disclosed on pages 69 and 71.

Disclosable interests

The Directors have no interest in the Ordinary Shares of the Company’s subsidiaries. The beneficial interests of the Directors and their immediate families in the Ordinary Shares of the Company are shown in the Directors’ Remuneration Report on page 72.

Employment policies

Details of employment policies are set out in ‘Social, Environmental and Ethical Report – Employment Policies’.

Charitable and political donations and community responsibility

During the year, £1.3 million was donated for charitable purposes in the United Kingdom. World-wide, including the United Kingdom, the total expenditure on donations and sponsorship for the benefit of the community amounted to £5.6 million. The Company has made no political donations in the United Kingdom. It is not proposed to change the Company’s policy of not making contributions to any political party. However as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000, a resolution to permit the Company to make political donations and incur political expenditure up to an aggregate limit of £0.2 million will be proposed at the 2003 AGM. Full details of this are given in the Chairman’s letter accompanying the Notice of AGM.

As authorised by US federal law, Cable & Wireless sponsors a political action committee (Cable & Wireless USA PAC) supported solely by contributions from employees. This provides an opportunity for employees to make voluntary contributions to support candidates and public officials whose views are consistent with the Company’s long term legislative and regulatory goals regarding telecommunications and electronic commerce industries. The Company has established policies and procedures to ensure that employee contributions to the Cable & Wireless USA PAC are strictly voluntary. Contributions may not be solicited or secured through the use of job discrimination or financial reprisal, or the threat thereof, or as a condition of employment. The Cable & Wireless USA PAC is not affiliated with any political party or with any specific candidate for election.

Payments to suppliers

In the United Kingdom, the Group agrees payment terms with its suppliers when it enters into binding purchase contracts. The Group seeks to abide by the payment terms agreed with suppliers whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. The Group seeks to treat all its suppliers fairly and has a standard which deals specifically with the payment of suppliers.

The Company had 70 days’ purchases (2002 – 58 days’ purchases) outstanding at 31 March 2003 based on the average daily amount invoiced by suppliers during the year ended 31 March 2003.

Substantial shareholdings

Except for the holdings of Ordinary Shares listed below, the Directors are not aware of any person holding 3 per cent or more of the Ordinary Share capital of the Company as at

Back to Contents

corporate governance

3 June 2003, the latest practicable date prior to the issue of this report.

2003	Number of Cable & Wireless Ordinary Shares	Percentage of Issued Ordinary Share capital

Shareholder
FMR Corporation & Fidelity International Ltd	93,127,830	3.91
Franklin Resources, Inc	108,105,460	4.54
Legal & General Investment Management	80,687,822	3.39

2002	Number of Cable & Wireless Ordinary Shares	Percentage of Issued Ordinary Share capital

Shareholder
Franklin Resources, Inc	237,485,398	9.97
Verizon Inc (Bell Atlantic Corporation)	128,378,147	5.39
Legal & General Investment Management	78,079,443	3.28
Prudential Plc	74,004,717	3.11

2001	Number of Cable & Wireless Ordinary Shares	Percentage of Issued Ordinary Share capital

Shareholder
Bell Atlantic Corporation	128,378,147	4.58
M&G Investment Management Limited	95,604,901	3.41
Morley Fund Management Limited	93,405,596	3.33
Schroder Investment Management Limited	87,162,287	3.11

Related Party Transactions

Transactions with joint ventures and associated companies

All transactions with joint ventures and associates arise in the normal course of business. The aggregate transactions recorded by Cable & Wireless with joint ventures and associates, which are considered to be material, are disclosed below and in Notes 17, 20 and 22 to the Financial Statements.

For the year ended 31 March	2003 £m	2002 £m	2001 £m

Turnover	2	7	36
Outpayments	4	6	7
Other operating expenses payable	–	2	15
Dividends received	28	26	81
Purchase of fixed assets	–	4	97

Loans to joint ventures and associated companies, amounts owed by joint ventures and associated companies and owed to joint ventures and associated companies are set out in Notes to the Consolidated Financial Statements contained herein. The largest loan amount outstanding since 1 April 2002 was £10 million. The amount outstanding at 3 June 2003 was £nil. The interest rate on the loan is nil.

Transactions with Directors

Except as disclosed in the Directors’ Remuneration Report, and as of 3 June 2003, neither the Company nor any of its subsidiaries was a party to any material transactions, or proposed transactions, in which any Director, any other executive officer, any spouse or relative of any of the foregoing, or any relative of such spouse had or was to have a direct or indirect material interest.

During the years ended 31 March 2001, 31 March 2002 and 31 March 2003, and as of 3 June 2003, no Director nor any other executive officer, nor any associate of any Director or any other executive officer was indebted to the Company or any of its subsidiaries.

Corporate governance

Good governance has been and remains the responsibility of the whole Board. The Combined Code – Principles of Good Governance and Code of Best Practice (the Combined Code) is issued by the UK Listing Authority. This statement describes how the Company applies the principles and complies with the provisions of the Combined Code.

The Board is currently considering the impact of the Higgs Review of the role and effectiveness of Non-executive Directors and the Smith Report on audit committees on the Company’s corporate governance arrangements. The Financial Reporting Council is currently producing a revised draft of the Combined Code after considering the Higgs and Smith reports. The Board broadly supports the principles contained in the Higgs Review and Smith Report and will

Back to Contents

corporate governance

report on compliance with the new Combined Code as and when it is implemented.

Compliance

The Board confirms that the Company was fully compliant with all the provisions of section 1 of the current Combined Code throughout the period with the exception of Directors’ service contracts, as set out on pages 68 to 71. The Statement of Directors’ Responsibilities for preparing the financial statements is set out on page 79.

The Board

The Board meets at least nine times a year and concentrates mainly on strategy, direction and financial performance. The Board is chaired by Richard D Lapthorne, Francesco Caio is the Chief Executive Officer and Kevin Loosemore is the Chief Operating Officer. Robert O Rowley is the Executive Deputy Chairman. Sir Winfried Bischoff is Non-executive Deputy Chairman. Details of the full Board are set out on pages 57 to 59. Sir Winfried Bischoff is the recognised Senior Independent Director. For the purposes of the Combined Code, the Board considers that all of the Non-executive Directors are independent, namely Sir Winfried Bischoff, Dr Janet P Morgan, Richard D Lapthorne, W Anthony Rice, Bernard P Gray, Graham E Howe and Kasper B Rorsted. The Board has a formal schedule of matters reserved to it for decision, but also delegates specific responsibilities to Board committees, notably Audit, Remuneration and Nominations Committees. Directors receive Board and committee papers several days in advance of Board and committee meetings and also have access to the advice and services of the Company Secretary. The Board has adopted a procedure whereby Directors may, in the furtherance of their duties, take independent professional advice on any matter at the Company’s expense.

The Group operates through Boards of Directors of subsidiaries, joint ventures and associates with clear reporting lines and delegated powers.

Board Committees

REMUNERATION COMMITTEE

The Remuneration Committee determines and recommends to the Board the framework or broad policy for the remuneration of the Company’s Executive Directors and senior executives. The Committee’s full terms of reference are available either from the Company Secretary or on the Company’s website. The Committee comprises all of the Non-executive Directors of the Company, namely: Sir Winfried Bischoff (Chairman), Dr Janet P Morgan, W Anthony Rice, Bernard P Gray, Richard D Lapthorne, Graham E Howe and Kasper B Rorsted. The Chief Executive Officer and HR Director may be invited to attend and speak at meetings of the Committee. Meetings are normally held in February, April and May each year but may be held at other times. All the Committee’s members attended its meetings during the course of the year with the exception of The Hon Raymond Seitz who did not attend the May 2002 meeting and Dr Janet P Morgan who did not attend the March 2003 meeting. The Directors’ Remuneration Report on pages 65 to 78 includes details on remuneration policy, practices and the remuneration of the Directors.

NOMINATIONS COMMITTEE

The Nominations Committee reviews the composition of the Board and recommends to the Board appointments of new Executive and Non-executive Directors. The Chairman, Richard D Lapthorne, chairs the Committee which also comprises the Chief Executive Officer, Francesco Caio, and any two of the Non-executive Directors namely Sir Winfried Bischoff, Dr Janet P Morgan, Bernard P Gray, W Anthony Rice, Graham E Howe and Kasper B Rorsted. The Committee’s terms of reference are available either from the Company Secretary or on the Company’s website.

AUDIT COMMITTEE

The Audit Committee comprises all of the Non-executive Directors of the Company, namely: W Anthony Rice (Chairman), Richard D Lapthorne, Bernard P Gray, Dr Janet P Morgan, Sir Winfried Bischoff, Graham E Howe and Kasper B Rorsted. The Executive Directors attend meetings of the Committee by invitation but are not members. The Committee’s full terms of reference are available either from the Company Secretary or on the Company’s web site. The Committee meets at least five times a year, generally in February, April, May, September and November. Meetings are timed to coincide with the reporting of the Company’s financial results. All of the Committee members attended meetings held during the financial year ended 31 March 2003 with the exception of The Hon Raymond Seitz who did not attend the meetings in May 2002, November 2002 and January 2003, Sir Winfried Bischoff who did not attend meetings held in November 2002 and January 2003 and Robert O Rowley who did not attend the September 2002 meeting. The Committee’s responsibilities include:

•	making recommendations to the Board on the appointment of the Company’s auditors;
•	determining the level of audit fees and scope of audit;
•	assessing the independence of the auditors;
•	recommending the policy in relation to the provision of non-audit services;
•	regularly reviewing the internal audit programme and considering the effectiveness of the internal audit function; and

Back to Contents

corporate governance

•	reviewing and challenging where necessary the judgements of management in relation to the Company’s financial results.

Annual General Meeting

Business at the Company’s AGM will cover the Annual Report and Accounts, Directors’ Remuneration Report, election of Directors, the re-appointment of the auditors and the authorisation for the Directors to set the auditors’ fees. Special business will cover the renewal of authority for the Directors to allot unissued Ordinary Shares, disapplication of pre-emption rights, renewal of UK and Global Sharesave Schemes, change the definition of market value in the Share Purchase Plan, general authority for political donations and cancellation of the share premium account.

Full details and an explanation of these resolutions are set out in the Notice of AGM and Chairman’s Letter. At the AGM, a business review is presented to shareholders. All Directors including the Chairman of the Audit and Remuneration Committees attend and are available to answer shareholders’ questions. Apart from the AGM, the Company communicates with its shareholders by way of the Annual Report or the Annual Review and Summary Financial Statements. The Company’s website also contains investor relations material including results presentations. In addition, the Company communicates with its institutional shareholders through analysts’ briefings throughout the year but particularly at the interim and year end results stages. The Company clearly recognises the importance of maintaining a regular dialogue with shareholders to ensure that the Company’s strategy and performance are understood.

Internal control and risk management

The Board is responsible for the Group’s system of internal control and for reviewing its effectiveness. The Board confirms that it has adopted a process for identifying, evaluating and managing the significant risks faced by the Group in accordance with the guidance of the Turnbull Committee on Internal Control.

The Board considers that the Group’s system of internal control is appropriately designed to manage, rather than eliminate, the risk of failure to achieve business objectives and provides reasonable but not absolute assurance against material misstatement or loss. The concept of reasonable assurance recognises that the cost of a control procedure should not exceed the expected benefits. The Board reviews the Group’s systems of internal control to improve it as necessary, taking into account emerging best practice. During the year and up to the date of this report procedures were in place throughout the Group to ensure compliance with the report of the Turnbull Committee.

Using a common risk management framework, each principal business and functional unit identifies risks that could impede the achievement of their objectives and records them in a Risk Register. For each significant risk, line managers document an overview of the risk, consider the effectiveness of the current mitigating controls in place and identify any improvement actions required. In addition to this, the Group’s Executive Directors monitor all significant risks through a structure of Risk Review Boards. The Risk Review Boards comprise the Chief Executive Officer, Group Finance Director and other senior executives within the Group’s principal trading units. There is also a schedule of the Group’s risks that covers significant operational, financial and strategic risks and this is reviewed by the Group Audit Committee. A risk assessment process is also adopted as an integral part of major capital or change programmes.

The past few years have been transitional ones for the Group, with the Company making a number of acquisitions and dispositions and having undergone a number of restructurings. As with all acquisitions or reorganisations, the Company has had to dedicate resources to try and bring the embedded processes and controls across its businesses up to standards acceptable to the Group and its new managment. A comprehensive control self assessment exercise has been conducted to complement the work of Group Internal Audit, the risk management framework and the external auditors. This exercise required management to assess the effectiveness of their fundamental operating controls over all aspects of their operations, not just financial controls. The results of this exercise have been considered by Group Internal Audit in planning their work for the forthcoming year.

In addition to the self-assessment and management review procedures, the Group monitors its internal financial control system through a programme of internal audits. The Group’s Internal Audit function has a formal charter approved by the Board that describes its purpose, authority and responsibility. Its annual audit plan is approved by the Group Audit Committee. It supports the Board in assessing key internal controls through a structured review programme.

At the end of the financial year, the finance and general management of operating units are required to sign a letter of representation to confirm that their financial reporting is based on sound data, that they are fully aware of their responsibility to operate internal control systems and that their results are properly stated in accordance with Group and statutory requirements. Additionally, a structure has been developed to assess the Group’s corporate social responsibility including social, environmental and ethical matters and this is covered in ‘Corporate Governance – Social, Environmental and Ethical Report’.

Back to Contents

corporate governance

The Audit Committee meets at least five times a year and receives regular reports on internal controls from both the external and internal auditors.

Under the US Sarbanes-Oxley Act of 2002, new and enhanced standards of corporate governance, and business and financial disclosure, will apply to US public companies and non-US companies, including the Company, with securities registered in the United States. Some of the new standards and rules affecting the Group are already in force and others will come into force in the future. For example, in February 2003, a Disclosure Committee chaired by the Group’s General Counsel and reporting to the Audit Committee, was established to support the Group’s process of disclosure controls and procedures.

Going concern

After making enquiries the Directors have a reasonable expectation that the Group and Company have adequate resources to continue in operational existence for the foreseeable future and therefore continue to adopt the going concern basis in preparing the Financial Statements on pages 82 to 143.

By order of the Board of Directors.

K K Claydon
Secretary
3 June 2003

Sarbanes-Oxley confirmation

Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and the participation of the Company’s management, including the Chief Executive Officer and Group Finance Director (Chief Financial Officer), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Chief Executive Officer and Group Finance Director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the US Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required.

Back to Contents

corporate governance

DIRECTORS’ REMUNERATION REPORT

Introduction

The Remuneration Committee comprises all the independent Non-executive Directors, Sir Winfried Bischoff (Chairman), Richard D Lapthorne (from 10 January 2003), Dr Janet P Morgan, Bernard P Gray (from 21 January 2003), and W Anthony Rice (from 21 January 2003). David P Nash (until 31 December 2002), Sir Ralph Robins (until 28 February 2003), Robert O Rowley (from 2 September 2002 until 21 January 2003), and The Hon Raymond Seitz (until 31 January 2003) were also members of the Remuneration Committee during the year ended 31 March 2003. Since the year end, Graham E Howe and Kasper B Rorsted have been appointed members of the Remuneration Committee with effect from 27 May 2003.

The Remuneration Committee makes recommendations to the Board, within agreed terms of reference, on the Company’s framework of executive remuneration and on the specific remuneration of the Executive Directors. During the year the Board approved all recommendations without amendment. The terms of reference for the Remuneration Committee are obtainable from the Company’s website or from the Company Secretary.

In forming these recommendations, the Committee received advice and information from the former Chief Executive, Graham M Wallace, the Group Company Secretary, Kenneth K Claydon, and the Group Director, Human Resources, Martin Hayton. The Remuneration Committee has not appointed remuneration consultants but seeks independent market information and professional advice from external advisors as it sees fit. The following advisors were consulted during the year ended 31 March 2003:

•	Manches;
•	New Bridge Street Consultants;
•	Speechly Bircham, who in addition provide the Company with corporate legal advice and share scheme services; and
•	William M Mercer, who in addition provide the Company with general remuneration surveys and market information.

The Executive Directors and officers attending any meeting abstain from any discussion or decision on their own remuneration or the design or operation of any incentive schemes from which they may derive benefit.

The Directors’ Remuneration Report will be subject to an advisory vote at the Annual General Meeting of the Company to be held on 25 July 2003 in accordance with the Directors’ Remuneration Report Regulations 2002. Full

details of the resolution are set out in the Notice of Annual General Meeting.

Statement of Remuneration Policy

Remuneration Philosophy

Cable & Wireless is a an international company, operating in 80 countries around the world. Attracting, retaining and motivating high quality people is key to the Company’s success. Remuneration arrangements are designed to enable the Company to maintain a competitive position in each country in a cost-effective way and are continually reviewed against best practice.

The Company’s remuneration philosophy for Directors is based upon creating a strong link between performance and reward, underpinned by the following guiding principles:

•
total reward levels should reflect the markets in which the Company competes. The Company’s competitive position is regularly monitored by independent analysis against market peer groups of companies selected on the basis of relevant size, business and geographic focus;

•	the majority of total direct remuneration for executives should be linked to the achievement of demanding performance targets. Fixed salaries and benefits are set at the market median; and
•
an appropriate mix of short and long-term incentives combined with stretching performance targets provides executives with the opportunity to achieve upper quartile total remuneration for upper quartile performance.

In order to attract and retain high calibre individuals to the Company against the background of turmoil in the telecommunications industry and the associated decline in the Company’s share price, the Remuneration Committee felt it necessary to set some elements of the remuneration package for Robert O Rowley, Francesco Caio and Kevin Loosemore outside the Company’s normal policies on Directors’ remuneration. Details of their remuneration packages are provided in the relevant sections of this report.

Elements of Remuneration

Executive Directors’ direct remuneration consists of salary, annual bonus and long-term incentives.

The Remuneration Committee believes that the majority of Executive Directors’ potential direct remuneration should be performance related. The appropriate mix and level of

Back to Contents

corporate governance

performance related awards may vary from year to year and between each Executive Director according to the judgement of the Committee. The actual value delivered is dependent upon the achievement of stretching performance conditions.

In the year ended 31 March 2003, two-thirds of Executive Directors’ potential direct remuneration was performance related (see illustrative chart below).

Performance related long term incentives consisted of awards made under the Share Option Plan (SOP) and the Performance Share Plan (PSP). Figures reflect ‘on-target’ payment potential under the annual bonus plan and the expected value of SOP and PSP awards at the time of grant.

Base Salary

Base salaries are reviewed by reference to the median of a market peer group selected on the basis of comparable scale, geographic spread and business focus, and taking account of individual experience, responsibility, performance and business contribution. Salaries are generally reviewed on an annual basis in July or following a significant change in responsibilities.

Executive Directors’ pensions are based only on their base salaries.

Short Term Incentive Plan & Deferred Short Term Incentive Plan

Short Term Incentive Plan (STIP)

Individual awards under the STIP are based upon annual performance against objective targets.

The specific measures and targets are reviewed and set annually by the Remuneration Committee to reflect the key business priorities for the year in question. Executive Directors are set an appropriate mix of Company and business unit targets to reflect both their individual and group responsibilities.

The target cash bonus payable under the STIP is 50 per cent of base salary, and the maximum is 100 per cent of base salary.

Deferred Short Term Incentive Plan

The Executive Directors may elect to defer up to half of any STIP bonus earned into the Deferred Short Term Incentive Plan (Deferred STIP).

The Deferred STIP is designed to encourage participants to invest in shares to align their interests more closely with those of shareholders. Under this plan any bonus deferred is used to purchase shares in the Company, which are held in trust for three years before being released to the participant.

Participants may also be awarded matching shares based on the relative Total Shareholder Return (TSR) performance of the Company measured over the three-year period (see Performance Conditions for Share Based Awards). Matching shares are based on one matching share for two purchased shares for median TSR performance, rising to two matching shares for one purchased share for TSR performance at upper quartile or above. No matching shares are awarded for TSR performance below the median. A dividend award supplement also operates on the Deferred STIP. Dividends that would have been paid on the purchased shares and the actual award of matching shares during the performance period are reinvested in additional shares.

Performance Share Plan

Under the terms of the Performance Share Plan (PSP), Executive Directors may be awarded shares at nil cost, subject to certain performance requirements.

The level of any award is determined by the Remuneration Committee each year by reference to total remuneration within a market peer group, subject to an overriding annual limit of one times salary for any participant.

The vesting of awarded shares is subject to relative TSR performance conditions (see Performance Conditions for Share Based Awards). Full vesting occurs only if the TSR performance of the Company meets or exceeds the upper quartile on the third anniversary of the date of award. Where TSR performance meets the median, 40 per cent of the initial award vests. A sliding scale operates between median and upper quartile, and nothing vests for TSR performance below the median. A dividend award supplement operates on the PSP. Dividends that would have been paid on the performance shares which vest, will be regarded as having been re-invested in additional shares.

Back to Contents

corporate governance

Share Option Plan

The Share Option Plan (SOP) is the principal vehicle for long-term retention and incentivisation for the Executive Directors, other executives and key staff.

The level of any award is determined by the Remuneration Committee each year by reference to total remuneration within a market peer group, subject to an overriding annual limit of six times salary for the Chief Executive and four times salary for other Executive Directors.

The vesting of share options awarded to the Executive Directors is subject to relative TSR performance conditions (see Performance Conditions for Share Based Awards). Full vesting occurs only if the TSR performance of the Company meets or exceeds the upper quartile between the third and fifth anniversaries of the date of grant. Where TSR performance meets the median, 50 per cent of the initial award vests. A sliding scale operates between median and upper quartile, and nothing vests for TSR performance below the median. If performance conditions have not been met by the fifth anniversary of the date of grant, the options lapse.

Other Plans

Details of plans applicable only in special circumstances are as follows:

•
the Restricted Share Plan provides for awards of restricted shares in exceptional circumstances, primarily as a recruitment tool to compensate for the forfeiture of long-term incentive arrangements when transferring to Cable & Wireless. The Remuneration Committee, taking into account the previous arrangements of the new recruit, will set the quantum, performance measures and vesting schedule for any restricted share award; and

•
the Stock Appreciation Rights Plan is used to exactly replicate the plans described above but rewards are delivered as a cash equivalent. It is used in exceptional cases only for countries in which tax or legislation issues preclude the use of real shares or share options. No Executive Director has received awards under this plan.

Performance Conditions for Share Based Awards

Total Shareholder Return (TSR) is the performance measure used in the Deferred Short Term Incentive Plan, the Performance Share Plan and the Share Option Plan as it provides a stretching measure of financial performance. The Remuneration Committee believes that it is important to measure and reward relative performance against an appropriate set of companies. The Company’s relative TSR performance is assessed against the constituents of the FTSE

Global Telecoms Sector Index, which provides a global benchmark of independently selected industry peers. TSR is share price growth adjusted for dividends and capital actions. TSR performance is averaged over a three month period at the beginning and end of the measurement period. This moderates the effect of short-term share price volatility. It is assumed that dividends are re-invested at the closing share price on the day the dividend is paid.

Performance Graphs

The graph below is included to meet the new requirement to show the change in value of a hypothetical £100 holding in Cable & Wireless Ordinary Shares over five years relative to a broad equity market index. The FTSE 100 index was considered by the Remuneration Committee to be the most relevant index for this purpose as the Company is a constituent of the index and a five year history is available.

The following graph shows the change in value of a hypothetical £100 holding in Cable & Wireless Ordinary Shares over two years against the constituents of the FTSE Global Telecoms Sector Index (FTSE GTSI). The constituents of the FTSE GTSI form the comparator group against which relative performance is assessed under the Company’s current Share Option Plan, Performance Share Plan and Deferred Short Term Incentive Plan. This index was only created in February 2001, therefore comparative TSR performance can only be provided for the last two financial years.

Back to Contents

corporate governance

Dilution

The Remuneration Committee ensures that at all times the number of new shares which may be issued under any share option or share-based plans, including all-employee plans, does not exceed the dilution limit of 10 per cent of the Company’s issued share capital over any ten year rolling period.

Awards under the various plans are funded by a mix of purchased and newly issued shares, as determined by the Remuneration Committee. Newly issued shares are subject to the dilution limit outlined above. Purchased shares, which are held by the Cable & Wireless Employee Share Ownership Trust, are subject to a limit of 5 per cent of the issued Ordinary Share capital of the Company.

Closed Plans

Details of plans which are now closed but under some of which awards outstanding may still vest are as follows:

•
prior to July 2001, Cable & Wireless operated a Performance Share Plan similar to the current PSP. The performance conditions for vesting were based on TSR, measured against a comparator group of global telecommunications companies selected by the Company, underpinned by real growth in EBITDA and turnover. Vesting occurred on the same basis as the current plan except that 50 per cent of the award would vest if TSR performance was at the median. The last award under this plan, made in April 2000, did not meet the performance conditions and therefore lapsed in full in May 2003. No further grants will be made under this plan;

•
prior to July 2001, Cable & Wireless granted share options under the Cable & Wireless Senior Employees’ Share Option Scheme (SESOS) and the Cable & Wireless Revenue Approved Share Option Scheme (RESOS). Options awarded under these plans between June 1999 and July 2001 are subject to performance conditions based on Cable & Wireless’ TSR performance relative to the FTSE 100 Index, underpinned by real growth in EBITDA and turnover. For full vesting, Cable & Wireless’ TSR must achieve at least upper quartile level against the FTSE 100 between the third and fifth anniversaries of the date of grant. Half vesting applies for TSR at the median level, with a sliding scale between median and upper quartile. If the performance conditions are not met by the fifth anniversary of the date of grant, the options lapse. As at the date of this report, no such options have achieved their performance conditions;

RESOS and SESOS options granted before June 1999 became exercisable if growth in the Company’s published Earnings Per Share (excluding exceptional items) measured over any period of three consecutive financial years, commencing not earlier than the financial year in which the option was granted, exceeded by not less than 6 per cent the percentage growth of the Retail Price Index over the same three year period. All such options became exercisable in full; and

no further grants will be made under the SESOS or RESOS plans.

Pension and Other Benefits

Executive Directors are eligible to participate in the appropriate pension schemes and employee benefits applicable in their home countries, including private medical cover and permanent health insurance. The taxable value of these employee benefits is included in the Directors’ Remuneration table on page 73.

Company cars and car allowances are not provided to Directors.

Executive Directors are also eligible to participate in all-employee share schemes and savings plans applicable in their home countries. These include the Cable & Wireless Savings Related Share Options Scheme and the Cable & Wireless Share Purchase Plan – further details can be found in Note 24 of the Notes to the Financial Statements.

Executive Directors’ Service Contracts

Policy

Since July 1999 the Remuneration Committee’s policy has been that new Executive Directors’ service contracts should contain a maximum notice period of one year. A longer notice period may apply initially, where this is required to secure the services of high calibre executives in exceptional circumstances, but in all cases the notice period will reduce to one year or less over time.

In the event of early termination, the Remuneration Committee will, within legal constraints, determine the approach to be taken according to the circumstances of each individual case, taking full account of the departing Executive Director’s obligation to mitigate loss. Except in cases of early termination for cause, the Committee will take into account the relevant Executive Director’s current salary, notice period and contractual benefits when calculating any liability of the Company. The principal contractual benefits provided in addition to salary are pension and life insurance. Annual bonuses and long-term incentives are non-contractual and would be dealt with in accordance with the rules of the relevant schemes. A significant proportion of each Executive Director’s total remuneration is subject to performance conditions and therefore will not be payable to the extent that the relevant targets are not met.

Back to Contents

corporate governance

Specific contracts

Adrian Chamberlain’s contract is dated 14 May 2002 and continues until his normal retirement date of 1 June 2017. The notice period under contract is 1 year. At 31 March 2003, the unexpired term of his service contract was 14 years and 2 months.

Robert E Lerwill’s contract is dated 6 January 1997. The notice period under contract is 2 years from the Company to the Executive and 1 year from the Executive to the Company. At 31 March 2003 the unexpired term of his service contract was 8 years and 9 months. He resigned from the Board on 3 June 2003 and will provide assistance for a short period in introducing the new management team to key Regional contacts.

David N Prince’s contract is dated 14 May 2002 and continues until his normal retirement date of 1 July 2011. The notice period under contract is 1 year. At 31 March 2003, the unexpired term of his service contract was 8 years and 3 months.

Donald B Reed’s contract was dated 21 June 1999 and continued until his departure on 31 January 2003. The notice period under contract was 1 year.

Robert O Rowley’s contract is dated 1 February 2003 and continues until his normal retirement date of 1 September 2009. The contract is for a fixed term of 30 months from the commencement date and continuing after the end of the fixed term until terminated by either party giving 6 months notice expiring on or at any time after the end of the fixed term. At 31 March 2003, the unexpired term of the service contract was 6 years and 5 months. On 4 June 2003, Robert O Rowley will make an initial investment of £375,000 in Ordinary Shares of the Company, to be held for a maximum of three years. The Company will provide a matching award of £375,000 in restricted shares vesting at the end of the three years.

Graham M Wallace’s contract is dated 21 January 1997 and contains a notice period of 2 years. At 31 March 2003 the unexpired term of his service contract was 1 year and 10 months. He resigned from the Board on 4 April 2003, remaining available for a period to support the Chairman and the new Chief Executive Officer. His employment will terminate on 20 July 2003. He has agreed to waive a significant proportion of his contractual entitlements. Accordingly he will receive a cash payment of £387,500, equivalent to six months salary, in lieu of notice. To allow for the possibility of further mitigation, this amount will be spread over six monthly payments following his employment termination date. He will also receive additional pension credit, the capital value of which is £500,000. He will receive no payment under any of the Company’s short term or long term incentive plans.

Adrian Chamberlain and David N Prince have a clause in their service contracts governing a change of control. In the event of a change of a control of the Company, if the Director’s job is materially adversely changed, then a change of control provision will be triggered and they will receive a payment equivalent to 2 years base salary. It is the Remuneration Committee’s intention that this clause will be removed without compensation. Robert O Rowley’s service contract includes a provision for the payments of salary only in lieu of any unexpired term or notice at the Company’s discretion.

The Executive Directors’ service contracts contain no other provisions for compensation payable on early termination.

Non-executive directors

The Non-executive Directors, including the Chairman, do not have service contracts with the Company, but instead have letters of appointment. Their fees are determined by the Board, within the limits set out in the Company’s articles of association, with Non-executive Directors abstaining from any discussion or decision on their fees. Fee levels reflect the Directors’ responsibilities, the committees on which they serve and the general market conditions for their services. Full details of the fees paid in the year ended 31 March 2003 are set out in the Directors’ Remuneration table and the associated notes on pages 73 to 74. The Non-executive Directors do not receive any pension.

Sir Winfried Bischoff and Dr Janet P Morgan by way of letters dated 31 January 1991 and 1 December 1988 respectively were appointed for two three-year terms on the basis that they would serve for six years and thereafter by annual renewal with the approval of the Chairman.

Bernard P Gray and W Anthony Rice have been appointed for a three year term commencing on 21 January 2003, with the expectation that a further three-year term will follow. After two three-year terms, the period may be extended on an annual basis at the invitation of the Chairman. Termination of the appointment may be earlier at the discretion of either party on one month’s written notice, but total service will not exceed nine years.

Graham E Howe and Kasper B Rorsted have been appointed for a three year term commencing on 27 May 2003, with the expectation that a further three-year term will follow. After two three-year terms, the period may be extended on an annual basis at the invitation of the Chairman. Termination of the appointment may be earlier at the discretion of either party on one month’s written notice, but total service will not exceed nine years.

Back to Contents

corporate governance

The Chairman, Richard D Lapthorne, has been appointed for an initial fixed term of three years from 10 January 2003 and continuing until terminated by either party. The appointment will be terminable by either party serving not less than six months’ prior written notice expiring on the anniversary of the appointment, save that no notice can take effect prior to the expiry of the initial three-year term.

The following arrangements for Richard D Lapthorne were made to secure his appointment given the general turmoil in the telecommunications industry, the associated decline in the share price of the Company and the retirement of Sir Ralph Robins as Chairman. The Directors considered the arrangements to be in the best interests of the Company’s shareholders to secure Mr Lapthorne’s services. None of the benefits under the arrangement is pensionable.

On his appointment, the Company granted Richard D Lapthorne an option to acquire 1,000,000 Ordinary Shares in the Company (the Investment Shares) at a price of 57 pence per Ordinary Share (the closing mid-market price per share on 10 January 2003). He exercised the option immediately to satisfy his agreement to acquire 1,000,000 Ordinary Shares in the Company.

Subject to Richard D Lapthorne remaining a Director and Chairman of the Company and retaining beneficial ownership of all of the Investment Shares until 10 January 2006, the Company will deliver 1,000,000 Ordinary Shares to him (the Matching Shares).

So long as his appointment continues, Richard D Lapthorne will acquire from the Company 200,000 Ordinary Shares in the Company (the Annual Acquisition of Shares) on the following dates at the lower of the mid-market price or:

a)	10 January 2004 – 57 pence per Ordinary Share;
b)	10 January 2005 – 63 pence per Ordinary Share;
c)	10 January 2006 – 78 pence per Ordinary Share;
d)	Each subsequent anniversary with the price increasing 15 pence per Ordinary Share

It is intended that Richard D Lapthorne will retain all of these Ordinary Shares for the duration of his appointment.

In the event of any capitalisation or rights issue by the Company, the number of Ordinary Shares under the Matching Shares or Annual Acquisition of Shares will be adjusted on a basis agreed between Richard D Lapthorne and the Company, failing which, on a basis certified by the Company’s auditors as, in their opinion, fair and reasonable.

In the event of a rights issue by the Company, Richard D Lapthorne must acquire as additional Investment Shares the number of Ordinary Shares that can be acquired from tail swallowing (selling sufficient of his rights in respect of the

Investment Shares so that the net proceeds of sale are used to subscribe for the balance).

In the event of any other variation in the Ordinary Share capital of the Company, or any demerger by the Company, adjustments shall be made to the arrangements set out above as the Company’s auditors certify to be, in their opinion, fair and reasonable.

If Richard D Lapthorne’s appointment is terminated by reason of death or by the Company otherwise than by due notice or if there is a change of control, he or his personal representatives shall be entitled to:

•
an immediate payment equivalent to his fee for the balance of the period ending on the earliest date on which the appointment would have been terminated if the Company had given the requisite prior written notice, unless in the case of a change of control he remains a Chairman of the Company on similar terms;

•	an immediate vesting of the Matching Shares (if not already vested); and
•	subject to payment by Richard D Lapthorne or his personal representatives of the appropriate consideration the next Annual Acquisition of Ordinary Shares at the price described above.

The following share incentive arrangements for Bernard P Gray, Graham E Howe, Dr Janet P Morgan, W Anthony Rice and Kasper B Rorsted were made to secure or retain their appointments as Non-executive Directors of the Company given the general turmoil in the telecommunications industry, the associated decline in the share price of the Company and the re-structuring of the Company’s Board of Directors.

Each of these Non-executive Directors will purchase a specified number of Ordinary Shares in the Company on 4 June 2004, and on the anniversary of this date until 4 June 2006 inclusive:

Director	Number of Ordinary Shares

Bernard P Gray	100,000
Graham E Howe	100,000
Dr Janet P Morgan	30,000
W Anthony Rice	100,000
Kasper B Rorsted	30,000

The purchase price for the Ordinary Shares to be purchased on 4 June 2004, 4 June 2005 and 4 June 2006 shall be the lower of the closing mid-market price on such dates or the closing mid-market price on 4 June 2003.

Back to Contents

corporate governance

The Non-executive Directors are expected to hold the purchased Ordinary Shares for the duration of their service as a Director. None of the benefits under the arrangement is pensionable.

Sir Winfried Bischoff, Bernard P Gray, Graham E Howe, Dr Janet P Morgan, W Anthony Rice and Kasper B Rorsted are not entitled to compensation if their appointment is terminated.

New Executive Director Appointments

Francesco Caio was elected to the Board as Chief Executive Officer with effect from 4 April 2003. His contract is dated 2 April 2003 and continues until his normal retirement date of 1 September 2017. The notice period is 2 years during the first 2 years of the contract and 1 year thereafter. He will be paid a base salary of £700,000 per annum.

Kevin Loosemore was elected to the Board as Chief Operating Officer with effect from 2 April 2003. His service contract is dated 2 April 2003 and continues until his normal retirement date on 1 February 2019. The notice period is 2 years during the first 2 years of the contract and 1 year thereafter. He will be paid a base salary of £490,000 per annum.

The maximum bonus payable to Francesco Caio is 150  per  cent of base salary and in the first year he will be guaranteed a minimum bonus payment of £375,000. He will be able to re-invest a proportion of any bonus in the Company’s shares, to be held for three years, with one for one share matching from the Company at the end of this period.

The maximum bonus payable to Kevin Loosemore under the STIP is 100 per cent of base salary.

In recognition of arrangements with his previous employer that he will forego, Francesco Caio will receive a one-off payment of £375,000 that must be invested in Ordinary Shares of the Company, to be held for a minimum of three years. The Company will provide a matching award of £375,000 in restricted shares vesting at the end of three years.

Kevin Loosemore will make an initial investment of £375,000 in Ordinary Shares of the Company, to be held for a minimum of three years. The Company will provide a matching award of £375,000 in restricted shares vesting at the end of three years.

Francesco Caio and Kevin Loosemore will receive defined contribution pensions, with the Company contribution rate set at 25 per cent of base salary.

Francesco Caio will receive a relocation package. This will consist of a housing allowance, payable for the first three years of employment, sufficient to pay the cost of renting a two-bedroom apartment in Central London. If he relocates his main family home to London, relocation costs will be paid. While his principal family home remains in Italy, reasonable travel costs for himself and his family between Italy and London will be met.

Kevin Loosemore will also receive a relocation package. Subject to an overall limit of £150,000, relocation costs will be paid for him to buy and set up a home in Central London.

Each of the investments to be made in the Company’s Ordinary Shares referred to above will occur following the publication of the Company’s results for the year ending 31 March 2003.

Directors’ Shareholding Requirement

The Company operates a policy of encouraging Executive Directors to closely align their interests with shareholders’ by requiring them to build up and maintain a holding of Ordinary Shares in the Company to the value of at least twice their base salary. This is to be achieved through the retention of any net awards received from the short and long-term incentive plans described above.

Back to Contents

corporate governance

Directors’ Shareholdings

The beneficial interests of the Directors and their immediate families in the Ordinary Shares of the Company were as follows:

Director	As at 1 April 2002 (or on appointment if later)	Shares Acquired	As at 31 March 2003

Sir Winfried Bischoff	11,188	51,920	63,108
Adrian Chamberlain (appointed 15 May 2002)	1,413	6,243	7,656
Bernard P Gray (appointed 21 January 2003)	–	–	–
Richard D Lapthorne (appointed 10 January 2003)	–	1,000,000	1,000,000
Robert E Lerwill	59,937	15,542	75,479
Dr Janet P Morgan	5,566	594	6,160
David N Prince (appointed 1 July 2002)	23,596	–	23,596
W Anthony Rice (appointed 21 January 2003)	–	–	–
Robert O Rowley (appointed 2 September 2002)	1,696	50,000	51,696
Graham M Wallace	104,540	32,122	136,662

The Company operates a Dividend Reinvestment Plan that enables shareholders to reinvest dividends on their shareholdings into additional Ordinary Shares. The following Directors participated in this plan during the year and the Ordinary Shares acquired under the plan are reflected in the above table: Sir Winfried Bischoff 1,326 Ordinary Shares; Adrian Chamberlain 187 Ordinary Shares; and Graham M Wallace 5,633 Ordinary Shares.

In accordance with the rules of the Deferred Short Term Incentive Plan, Robert E Lerwill has deferred £30,000 of his Short Term Incentive Plan bonus in respect of the financial year ended 31 March 2002 into the Deferred STIP. As a consequence, 14,703 Ordinary Shares have been purchased in his name during the year ended 31 March 2003 and are held in the Cable & Wireless Employee Share Ownership Trust. These Ordinary Shares are reflected in the table above.

On their appointment as Directors of the Company on 2 April, 4 April and 27 May 2003 respectively, Kevin Loosemore, Francesco Caio, Graham E Howe and Kasper B Rorsted held no Ordinary Shares in the Company.

Between 31 March 2003 and 3 June 2003 there were the following changes to the Directors’ shareholdings: purchase of Ordinary Shares under the Share Purchase Plan – Adrian Chamberlain – 262 Ordinary Shares and Robert E Lerwill – 329 Ordinary Shares.

Back to Contents

corporate governance

The following sections of the Directors’ Remuneration Report have been subject to audit.

Directors’ Remuneration
Name of Director	Salary and fees £	Short term performance related annual bonus £	Other Benefits £ Note 2	Compensation for loss of office £	Total 2003 £	Total 2002 £

Executive Directors
Adrian Chamberlain (from 15 May 2002)	309,420	–	7,000	–	316,420	–
	Note 3
Robert E Lerwill	450,000	118,800	23,760	–	592,560	576,532
David N Prince (from 1 July 2002)	300,000	–	16,541	–	316,541	–
	Note 4
Donald B Reed (until 31 January 2003)	394,725	–	1,405	453,976	850,106	440,000
				Note 5
Robert O Rowley (from 2 September 2002)	114,167	75,000	–	–	189,167	–
	Note 6
Graham M Wallace	775,000	–	41,417	–	816,417	808,103

Non-executive Directors
Sir Winfried Bischoff	41,708	–	–	–	41,708	43,537
	Note 7
Bernard P Gray (from 21 January 2003)	9,964	–	–	–	9,964	–
	Note 8
Richard D Lapthorne (from 10 January 2003)	86,710	–	498	–	87,208	–
	Note 9
Dr Janet P Morgan	34,124	–	–	–	34,124	43,537
	Note 10
David P Nash (until 31 December 2002)	149,208	–	–	–	149,208	43,537
	Note 11
W Anthony Rice (from 21 January 2003)	14,946	–	–	–	14,946	–
	Note 12
Sir Ralph Robins (until 28 February 2003)	230,875	–	–	–	230,875	253,537
	Note 13
The Hon. Raymond Seitz (until 31 January 2003)	30,874	–	–	–	30,874	38,537
	Note 14

Totals	2,941,721	193,800	90,621	453,976	3,680,118	2,247,320

Notes
1.
The aggregate emoluments of the Directors, which excludes compensation for loss of office, were £3,226,142 (2002 – £2,634,369, which includes emoluments of £387,049 paid to Executive Directors who resigned during the year ended 31 March 2002).

2.	Includes the reimbursement of costs associated with staff entertaining and relocation and the value of benefits in kind relating to Company provided life assurance, professional fees and travel.

3.	Adrian Chamberlain’s annual base salary is £350,000.

4.	David N Prince’s annual base salary is £400,000.

5.	Donald B Reed is being paid US$715,000 in 12 monthly instalments from his date of leaving the Company on 31 January 2003 in accordance with the terms of his service contract.

6.
On his appointment to the Board as a Non-executive Director on 2 September 2002, Robert O Rowley received a fee of £30,000 per annum. He was subsequently awarded an additional fee of £60,000 to cover the period from 1 November 2002 to 31 January 2003 to reflect additional duties principally in respect of Chairmanship of the Audit Committee. With effect from his appointment as part time Executive Deputy Chairman on 1 February 2003 he received an annual salary of £250,000.

Back to Contents

corporate governance

7.
Sir Winfried Bischoff’s annual fee is £40,000, which includes a fee of £10,000 for his Chairmanship of the Remuneration Committee. In addition, he received an annual fee of £1,707.50 being equal to the market value of 1,000 Ordinary Shares in the Company. The net amount of this fee after the deduction of taxes and dealing costs was used to purchase 594 Ordinary Shares in the Company. These were purchased on 15 July 2002 at a market value of 170.75 pence per share.

8.	Bernard P Gray’s annual fee is £50,000.

9.	Richard D Lapthorne’s annual fee as Chairman of the Board is £386,000.

10.
Dr Janet P Morgan’s annual fee up until 18 February 2003 was £30,000. In addition, she received an annual fee of £1,707.50 being equal to the market value of 1,000 Ordinary Shares in the Company. The net amount of this fee after the deduction of taxes and dealing costs was used to purchase 594 Ordinary Shares in the Company. These were purchased on 15 July 2002 at a market value of 170.75 pence per share. With effect from 18 February 2003, her fees were increased to £50,000 per annum.

11.
David P Nash’s fees were based on: (a) £40,000 per annum for the period up to 1 July 2002, which included a fee of £10,000 per annum for Chairmanship of the Group Audit Committee; and (b) £137,500 per annum as Deputy Chairman for the period from 1 July 2002 to 31 December 2002. In July 2002, he was paid all fees in advance up to 31 March 2003 (with the fee for the period from 1 January 2003 to 31 March 2003 being paid at the rate of £275,000 per annum). Following his resignation as a Director of the Company with effect from 31 December 2002, he reimbursed the Company for the fees paid for the period from 1 January to 31 March 2003. In addition, David P Nash received an annual fee of £1,707.50 equal to the market value of 1,000 Ordinary Shares in the Company. He used all the fees paid in July 2002 to acquire 48,431 Ordinary Shares in the Company on 15 July 2002 at a price of 170.75 pence per share. David P Nash was subsequently awarded an additional fee of £87,250 in recognition of the extra services he provided with respect to the Group strategic review announced on 13 November 2002, £18,500 of which he waived.

12.	W Anthony Rice’s annual fee is £75,000, which includes a fee of £25,000 for his role as Chairman of the Group Audit Committee.

13.
Sir Ralph Robins’ annual fee, which was set at the time of his appointment as Chairman of the Board in 1998, was £250,000. In addition, he received an annual fee of £1,707.50 being equal to the market value of 1,000 Ordinary Shares in the Company. The net amount of this fee after the deduction of taxes and dealing costs was used to purchase 594 Ordinary Shares in the Company. These were purchased on 15 July 2002 at a market value of 170.75 pence per share.

14.
The Hon Raymond Seitz’s annual fee was £35,000 which included an annual fee of £5,000 for his Chairmanship of the Community Investment Committee. In addition, he received an annual fee of £1,707.50 being equal to the market value of 1,000 Ordinary Shares in the Company. The net amount of this fee after the deduction of taxes and dealing costs was used to purchase 594 Ordinary Shares in the Company. These were purchased on 15 July 2002 at a market value of 170.75 pence per share.

Back to Contents

corporate governance

Directors’ Share Options
Name of Director	Scheme	Grant Date	Date from which first exercisable	Date of expiry of option	Exercise Price (pence)	Shares Under Option at 1 April 2002 (or date of appointment if later)	Granted Between 1 April 2002 and 31 March 2003	Exercised	Lapsed Cancelled or Forfeited	Shares Under Option at 31 March 2003 (or date of leaving if earlier)

Adrian Chamberlain	SOP Unapproved	27/07/01	27/7/04	26/7/08	340	176,471	–	–	–	176,471
	SOP Unapproved	23/5/02	23/5/05	22/5/09	262	–	201,000	–	–	201,000
	SOP Unapproved	23/5/02	23/5/05	22/5/09	204.05	–	258,000	–	–	258,000
	C&W RESOS	22/12/99	22/12/02	21/12/09	982	3,054	–	–	–	3,054
	C&W RESOS	25/5/00	25/5/03	24/5/10	966.2	1	–	–	–	1
	C&W SESOS	3/7/96	3/7/99	2/7/03	420.5	25,000	–	–	–	25,000
	C&W SESOS	13/6/97	13/6/00	12/6/04	553.3	49,000	–	–	–	49,000
	C&W SESOS	22/12/99	22/12/02	21/12/06	982	16,294	–	–	–	16,294
	C&W SESOS	25/5/00	25/5/03	24/5/07	966.2	9,832	–	–	–	9,832
	C&W SAYE	18/12/98	1/3/04	31/8/04	558.64	2,295	–	–	–	2,295
	C&W SAYE	16/6/00	1/9/05	28/2/06	985.92	410	–	–	–	410

						282,357	459,000	–	–	741,357

Richard D Lapthorne
(from 10 January 2003)	Unapproved	10/1/03	10/1/03	21/2/03	57	1,000,000	–	1,000,000	–	–
(Note 6)
						1,000,000	–	1,000,000	–	–

Robert E Lerwill	SOP Unapproved	27/7/01	27/7/04	26/7/08	340	470,588	–	–	–	470,588
	SOP Unapproved	23/5/02	23/5/05	22/5/09	262	–	258,000	–	–	258,000
	SOP Unapproved	23/5/02	23/5/05	22/5/09	204.05	–	331,000	–	–	331,000
	C&W RESOS	25/5/00	25/5/03	24/5/10	966.2	3,104	–	–	–	3,104
	C&W SESOS	8/1/97	8/1/00	7/1/04	472.4	112,853	–	–	–	112,853
	C&W SESOS	8/6/98	8/6/01	7/6/05	704.6	40,000	–	–	–	40,000
	C&W SESOS	19/5/99	19/5/02	18/5/06	810.7	43,150	–	–	–	43,150
	C&W SESOS	25/5/00	25/5/03	24/5/07	966.2	50,456	–	–	–	50,456
	C&W SESOS	25/5/00	25/5/03	24/5/07	966.2	35,132	–	–	–	35,132
	C&W SAYE	30/5/97	1/9/04	28/2/05	394.48	1,977	–	–	1,977	–
	C&W SAYE	15/6/01	1/9/06	28/2/07	357.92	2,828	–	–	2,828	–
	C&W SAYE	14/6/02	1/9/05	28/2/06	158.36	–	5,998	–	–	5,998

						760,088	594,998	–	4,805	1,350,281

David N Prince	SOP Approved	1/7/02	1/7/05	30/6/09	166.8	–	17,985	–	–	17,985
(from 1 July 2002)	SOP Unapproved	1/7/02	1/7/05	30/6/09	166.8	–	342,015	–	–	342,015
	SOP Unapproved	1/7/02	1/7/05	30/6/09	262	–	229,000	–	–	229,000
	C&W RESOS	19/5/99	19/5/02	18/5/09	810.7	3,700	–	–	3,700	–

						3,700	589,000	–	3,700	589,000

Donald B Reed	SOP Unapproved	27/7/01	27/7/04	26/7/08	340	529,412	–	–	–	529,412
(until 31 January 2003)	SOP Unapproved	23/5/02	23/5/05	22/5/09	262	–	282,000	–	–	282,000
(Note 5)	SOP Unapproved	23/5/02	23/5/05	22/5/09	204.05	–	362,000	–	–	362,000
	C&W RESOS	8/6/98	8/6/01	7/6/08	704.6	4,258	–	–	–	4,258
	C&W SESOS	8/6/98	8/6/01	7/6/05	704.6	25,742	–	–	–	25,742
	C&W SESOS	19/5/99	19/5/02	18/5/06	810.7	24,050	–	–	–	24,050
	C&W SESOS	22/12/99	22/12/02	21/12/06	982	31,168	–	–	–	31,168
	C&W SESOS	25/5/00	25/5/03	24/5/07	966.2	71,274	–	–	–	71,274
	C&W SESOS	1/9/00	1/9/03	1/9/07	1205.6	18,827	–	–	–	18,827
	C&W SAYE	15/6/01	1/9/04	28/2/05	357.92	2,706	–	–	2,706	–
	C&W SAYE	14/6/02	1/9/05	28/2/06	158.36	–	5,998	–	–	5,998

						707,437	649,998	–	2,706	1,354,729

Graham M Wallace	SOP Unapproved	27/7/01	27/7/04	26/7/08	340	1,367,647	–	–	–	1,367,647
	SOP Unapproved	23/5/02	23/5/05	22/5/09	262	–	592,000	–	–	592,000
	SOP Unapproved	23/5/02	23/5/05	22/5/09	204.05	–	760,000	–	–	760,000
	C&W RESOS	13/6/97	13/6/00	12/6/07	553.3	5,422	–	–	–	5,422
	C&W SESOS	13/6/97	13/6/00	12/6/04	553.3	169,578	–	–	–	169,578
	C&W SESOS	8/6/98	8/6/01	7/6/05	704.60	40,000	–	–	–	40,000
	C&W SESOS	25/2/99	25/2/02	23/2/06	848.8	182,597	–	–	–	182,597
	C&W SESOS	19/5/99	19/5/02	18/5/06	810.7	88,800	–	–	–	88,800
	C&W SESOS	25/5/00	25/5/03	24/5/07	966.2	108,673	–	–	–	108,673
	C&W SESOS	25/5/00	25/5/03	24/5/07	966.2	71,370	–	–	–	71,370
	C&W SAYE	15/6/01	1/9/06	28/2/07	357.92	4,714	–	–	4,714	–
	C&W SAYE	14/6/02	1/9/07	28/2/08	158.36	–	10,450	–	–	10,450

						2,038,801	1,362,450	–	4,714	3,396,537

Back to Contents

corporate governance

Notes

1.
SOP Approved and Unapproved – Inland Revenue approved and unapproved grants respectively made under the Share Option Plan (see page 67 for details).
C&W RESOS – Cable & Wireless Revenue Approved Share Option Scheme (see Closed Plans on page 68 for details).
C&W SESOS – Cable & Wireless Senior Employees’ Share Option Scheme (see Closed Plans on page 68 for details).
C&W SAYE – Cable & Wireless Save As You Earn share option scheme. These options are not subject to performance conditions because this is an all-employee scheme governed by specific tax legislation.

2.	Nil price was paid for the award of the options listed in the table above.

3.	Applicable performance conditions relate to the schemes under which each option was granted and apply to all of the Executive Directors.

4.
The closing mid-market price of an Ordinary Share on 31 March 2003 was 69 pence. The highest closing mid-market price of an Ordinary Share during the year was 220 pence and lowest closing mid-market price was 41 pence. There were no changes to the Directors’ share options from 31 March 2003 to 3 June 2003.

5.
In accordance with the rules of the Company’s share option plans, the share options held by Donald B Reed may be exercised within specified periods from his date of leaving the Company, 31 January 2003, and will not be subject to performance conditions. He may exercise his Cable & Wireless RESOS, Cable & Wireless SESOS, SOP Approved and Unapproved share options before 31 January 2004, and his SAYE share options before 31 July 2003, after which the respective awards lapse.

6.	Details on the option granted and exercised by Richard D Lapthorne are set out under the section on Non-executive Directors on page 70.

Back to Contents

corporate governance

Directors’ Performance Share Plan (PSP), Deferred Short Term Incentive Plan (STIP) and Restricted Share Awards

Name of Director	Scheme	Award date	Vesting date	Market price on Award (pence)	Shares under award at 1 April 2002 (or date of appointment if later)	Shares awarded in 2002	Shares Lapsed, Cancelled or Forfeited	Shares Under Award at 31 March 2003 (or date of cessation if earlier)

Adrian Chamberlain	PSP	1/4/99	31/3/02	779.1	18,290	–	18,290	–
	PSP	1/4/00	31/3/03	1271	7,474	–	–	7,474
	PSP	27/7/01	27/7/04	340	58,824	–	–	58,824
	PSP	23/5/02	23/5/05	204.05	–	171,600	–	171,600

					84,588	171,600	18,290	237,898

Richard D Lapthorne (from 10 January 2003)	Matching Shares	10/1/03	10/1/06	57	1,000,000 Note 2	–	–	1,000,000

					1,000,000	–	–	1,000,000

Robert E Lerwill	PSP	1/4/99	31/3/02	779.1	42,998	–	42,998	–
	PSP	1/4/00	31/3/03	1271	27,144	–	–	27,144
	PSP	27/7/01	27/7/04	340	117,647	–	–	117,647
	PSP	23/5/02	23/5/05	204.05	–	220,600	–	220,600
	Deferred STIP	23/5/02	23/5/05	204.05	–	29,406	–	29,406

					187,789	250,006	42,998	394,797

David N Prince (from 1 July 2002)	PSP	1/4/99	31/3/02	779.1	20,134	–	20,134	–
	PSP	23/5/02	23/5/05	204.05	–	196,100	–	196,100
	Restricted Share Plan	1/7/02	30/6/03	166.8	–	82,434 Note 3	–	82,434
	Restricted Share Plan	1/7/02	30/6/04	166.8	–	82,434 Note 3	–	82,434

					20,134	360,968	20,134	360,968

Donald B Reed (until 31 January 2003)	PSP	1/4/99	31/3/02	779.1	35,297	–	35,297	–
	PSP	1/4/00	31/3/03	1271	24,651	–	1,370	23,281
	PSP	27/7/01	27/7/04	340	132,353	–	66,176 Note 4	66,177
	PSP	23/5/02	23/5/05	204.05	–	241,000	187,444 Note 4	53,556

					192,301	241,000	290,287	143,014

Graham M Wallace	PSP	1/4/99	31/3/02	779.1	89,847	–	89,847	–
	PSP	1/4/00	31/3/03	1271	55,075	–	–	55,075
	PSP	27/7/01	27/7/04	340	227,941	–	–	227,941
	PSP	23/5/02	23/5/05	204.05	–	379,900	–	379,900

					372,863	379,900	89,847	662,916

Notes

1.	Applicable performance conditions relate to the schemes under which each award was granted and apply to all of the Executive Directors.

2.
Subject to Richard D Lapthorne remaining a Director and Chairman of the Company and retaining beneficial ownership until 10 January 2006 of the 1,000,000 Ordinary Shares he acquired on appointment on 10 January 2003, the Company will deliver 1,000,000 Ordinary Shares to him. No performance conditions are attached to this award.

3.
David N Prince was awarded 164,868 restricted shares on his appointment as a Director of the Company on 1 July 2002. 82,434 of these restricted shares vest on 30 June 2003 and 82,434 vest on 30 June 2004. No performance conditions are attached to this award of restricted shares since they were compensation for benefits lost on leaving his previous employer.

4.
In accordance with the rules of the Performance Share Plan, the unvested contingent awards made to Donald B Reed were pro-rated to reflect the number of completed months membership in each Plan at the point he left the Company on 31 January 2003. Vesting of these pro-rated awards at the end of the performance periods will continue to be subject to the originally specified performance conditions.

5.	There were no changes to the Directors’ PSP and Restricted Share Awards from 31 March 2003 to 3 June 2003 other than the lapsing of the PSP contingent award granted on 1 April 2000.

Back to Contents

corporate governance

Directors’ Pension Entitlements

Adrian Chamberlain, Robert E Lerwill and Graham M Wallace participate in defined benefit pension schemes. David N Prince and Donald B Reed participate in defined contribution pension schemes. Robert O Rowley does not participate in a Company pension scheme.

Defined benefit pensions

Pension values for the year ended 31 March 2003 were as follows:

Name of Director	Accrued benefits at 31 March 2003	Increase in accrued benefits during the year (including inflation)	Transfer value of accrued benefits at 31 March 2003	Transfer value of accrued benefits at 1 April 2002	Increase in transfer value less Directors’ contributions
	£	£	£	£	£

Adrian Chamberlain	65,896	22,327	782,063	436,521	327,901
Robert E Lerwill	81,635	16,741	1,193,081	801,442	391,639
Graham M Wallace	231,294	48,907	3,917,131	2,641,229	1,275,902

Adrian Chamberlain contributed £17,641 to his pension during the year ended 31 March 2003. Robert E Lerwill and Graham M Wallace have non-contributory pensions.

The difference between transfer values of the accrued benefits at the beginning and end of the year have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11, less directors’ contributions.

The table below provides supplementary disclosures on Directors’ pensions required by the Listing Rules of the Financial Services Authority:

Name of Director	Increase in accrued benefits during the year(excluding inflation)	Transfer value of the increase in accrued benefits less Directors’ contributions (excluding inflation)
	£	£

Adrian Chamberlain	20,976	231,305
Robert E Lerwill	14,730	215,276
Graham M Wallace	43,253	732,521

Defined Contribution Pensions

During the year the Company contributed £13,726 (2002 – £43,242) into Donald B Reed’s defined contribution schemes and £90,000 (2002 – nil) into David N Prince’s defined contribution scheme.

Former Directors’ Pensions

An amount of £4.7 million (2002 – £6.4 million) is included in provisions to cover the cost of former Directors’ pension entitlements.

On behalf of the Board
Sir Winfried Bischoff
Chairman of the Remuneration Committee
3 June 2003

Back to Contents

directors’ responsibilities in respect of the preparation of the financial statements

DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE PREPARATION OF THE FINANCIAL STATEMENTS

United Kingdom company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

select suitable accounting policies and then apply them consistently;

make judgements and estimates that are reasonable and prudent;

state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Back to Contents

report of the independent chartered accountants

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders and Directors of Cable and Wireless plc

We have audited the accompanying consolidated balance sheets of Cable and Wireless plc and subsidiaries as of 31 March 2003 and 2002, and the related consolidated profit and loss accounts, statements of cash flows, statements of total recognised gains and losses and reconciliations of movements in shareholders’ funds for each of the years in the three year period ended 31 March 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cable and Wireless plc and subsidiaries as of 31 March 2003 and 2002 and the results of their operations and cash flows for each of the years in the three year period ended 31 March 2003 in conformity with generally accepted accounting principles in the United Kingdom.

As more fully described in the Statement of accounting policies – New Accounting Standards note to the consolidated financial statements, in conformity with generally accepted accounting principles in the United Kingdom, Cable and Wireless plc has adopted UITF 36 ‘Contracts for sales of capacity’ in the year ended 31 March 2003. Consequently, Cable and Wireless plc’s consolidated financial statements as at 31 March 2002 and for the years ended 31 March 2002 and 2001 referred to above have been restated.

Back to Contents

report of the independent chartered accountants

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected net income for the three years ended 31 March 2003 and shareholders’ equity as of 31 March 2003 and 31 March 2002 to the extent summarised in Note 36 to the consolidated financial statements.

As described in Note 36, the Company’s net income and shareholders’ equity reconciliations have been restated.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
3 June 2003

Back to Contents

consolidated profit and loss account

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH

			2003		2002		2001
		Note	£m		£m		£m

	Turnover of the Group including its share of joint ventures and associates	3	4,651		6,098		8,245
Share of turnover of	– joint ventures	17	(195)		(285)		(333)
	– associates	17	(65)		(65)		(61)

	Group turnover *	3,4	4,391		5,748		7,851

	Operating costs before depreciation, amortisation and exceptional items	5	(4,057)		(5,013)		(6,194)
	Exceptional operating costs	5,10	(442)		(210)		–

	Operating costs before depreciation and amortisation		(4,499)		(5,223)		(6,194)

	Depreciation before exceptional items	5,16	(735)		(1,072)		(1,126)
	Exceptional depreciation	5,10,16	(2,381)		(1,909)		(444)

	Depreciation		(3,116)		(2,981)		(1,570)

	Amortisation of capitalised goodwill before exceptional items	5,15	(126)		(562)		(469)
	Exceptional amortisation	5,10,15	(2,725)		(2,007)		–

	Amortisation		(2,851)		(2,569)		(469)

	Total operating costs	5	(10,466)		(10,773)		(8,233)

	Group operating loss *		(6,075)		(5,025)		(382)
	Share of operating profits in joint ventures	17	53		95		97
	Share of operating profits in associates	17	22		20		17

	Total operating loss		(6,000)		(4,910)		(268)
	Exceptional profits less (losses) on sale and termination of operations	10	(147)		1,057		4,311
	Exceptional costs of fundamental reorganisation	10	–		–		(530)

	Profits less (losses) on disposal of fixed assets before exceptional items	9	–		(7)		4
	Exceptional items	10	62		–		42

	Profits less (losses) on disposal of fixed assets		62		(7)		46
	Exceptional write down of investments	10	(390)		(904)		(43)

	(Loss)/profit on ordinary activities before interest		(6,475)		(4,764)		3,516
	Net interest and other similar income/(charges)

	– Group (including exceptional finance charges of £nil, 2002 - £nil, 2001 - £110m)	10,11	103		227		–
	– joint ventures and associates	17	(1)		(12)		–

	Total net interest and other similar income		102		215		–

	(Loss)/profit on ordinary activities before taxation		(6,373)		(4,549)		3,516
	Tax on (loss)/profit on ordinary activities	9,10,12	(36)		(311)		(520)

	(Loss)/profit on ordinary activities after taxation		(6,409)		(4,860)		2,996
	Equity minority interests		(124)		(94)		(258)

	(Loss)/profit for the financial year		(6,533)		(4,954)		2,738
	Dividends	13	(37)		(427)		(462)

	(Loss)/profit for the year retained	25	(6,570)		(5,381)		2,276

	Basic (loss)/earnings per Ordinary Share	14	(280.4	)p	(181.2	)p	100.3	p
	Basic (loss)/earnings per Ordinary Share before exceptional items and goodwill amortisation	14	(18.0	)p	(8.4	)p	11.2	p
	Diluted (loss)/earnings per Ordinary Share	14	(280.4	)p	(181.2	)p	99.2	p

	Dividends per Ordinary Share		1.6	p	16.5	p	16.5	p

The accompanying notes are an integral part of these Financial Statements.

* Refer to page 83 for continuing operations analysis and page 84 for discontinued operations analysis.

Back to Contents

consolidated profit and loss account

CONTINUING OPERATIONS PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH

			2003	2002	2001
			Continuing	Continuing	Continuing
			operations	operations	operations
		Note	£m	£m	£m

	Turnover of the Group including its share of joint ventures and associates	3	4,507	4,984	4,966
Share of turnover of	– joint ventures	17	(195)	(216)	(218)
	– associates	17	(65)	(65)	(60)

	Group turnover	3,4	4,247	4,703	4,688

	Operating costs before depreciation, amortisation and exceptional items	5	(3,818)	(3,925)	(3,731)
	Exceptional operating costs	5,10	(442)	(204)	–

	Operating costs before depreciation and amortisation		(4,260)	(4,129)	(3,731)

	Depreciation before exceptional items	5	(711)	(912)	(649)
	Exceptional depreciation	5,10	(2,324)	(1,822)	(353)

	Depreciation		(3,035)	(2,734)	(1,002)

	Amortisation of capitalised goodwill before exceptional items	5,15	(126)	(561)	(270)
	Exceptional amortisation	5,10,15	(2,725)	(1,794)	–

	Amortisation		(2,851)	(2,355)	(270)

	Total operating costs	5	(10,146)	(9,218)	(5,003)

	Group operating loss		(5,899)	(4,515)	(315)
	Share of operating profits in joint ventures	17	53	51	56
	Share of operating profits in associates	17	22	20	17

	Total operating loss		(5,824)	(4,444)	(242)
	Exceptional costs of fundamental reorganisation	10	–	–	(530)

	Profits less (losses) on disposal of fixed assets before exceptional items	9	–	(10)	4
	Exceptional items	10	62	–	8

	Profits less (losses) on disposal of fixed assets		62	(10)	12
	Exceptional write down of investments	10	(390)	(904)	(43)

	Loss on ordinary activities before interest		(6,152)	(5,358)	(803)

The accompanying notes are an integral part of these Financial Statements.

Back to Contents

consolidated profit and loss account

DISCONTINUED OPERATIONS PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH

			2003	2002	2001
			Discontinued	Discontinued	Discontinued
			operations	operations	operations
		Note	£m	£m	£m

	Turnover of the Group including its share of joint ventures and associates	3	144	1,114	3,279
Share of turnover of	– joint ventures	17	–	(69)	(115)
	– associates	17	–	–	(1)

	Group turnover	3,4	144	1,045	3,163

	Operating costs before depreciation, amortisation and exceptional items	5	(239)	(1,088)	(2,463)
	Exceptional operating costs	5,10	–	(6)	–

	Operating costs before depreciation and amortisation		(239)	(1,094)	(2,463)

	Depreciation before exceptional items	5	(24)	(160)	(477)
	Exceptional depreciation	5,10	(57)	(87)	(91)

	Depreciation		(81)	(247)	(568)

	Amortisation of capitalised goodwill before exceptional items	5	–	(1)	(199)
	Exceptional amortisation	5,10	–	(213)	–

	Amortisation		–	(214)	(199)

	Total operating costs	5	(320)	(1,555)	(3,230)

	Group operating loss		(176)	(510)	(67)
	Share of operating profits in joint ventures	17	–	44	41

	Total operating loss		(176)	(466)	(26)
	Exceptional profits less (losses) on sale and termination of operations	10	(147)	1,057	4,311

	Profits less (losses) on disposal of fixed assets before exceptional items	9	–	3	–
	Exceptional items	10	–	–	34

	Profits less (losses) on disposal of fixed assets		–	3	34

	(Loss)/profit on ordinary activities before interest		(323)	594	4,319

The accompanying notes are an integral part of these Financial Statements.

Back to Contents

consolidated balance sheet

CONSOLIDATED BALANCE SHEET AT 31 MARCH

			2003	2002
		Note	£m	£m

	Fixed assets
	Intangible assets	15	(2)	2,900
	Tangible assets	16	1,937	4,617

	Loans to joint ventures and associates	17	1	9
	Interest in net assets of joint ventures*	17	148	330
	Investments in associates	17	83	78
	Other investments	17	123	209

	Total fixed asset investments		355	626

			2,290	8,143

	Current assets

	Stocks	18	51	82
	Current asset investments	19	246	1,155
Debtors	– due within one year	20	1,455	2,374
	– due after more than one year	20	166	164
	Short term deposits	21	2,958	4,063
	Cash at bank and in hand	21	196	216

			5,072	8,054
	Creditors: amounts falling due within one year	22	(3,275)	(3,971)

	Net current assets		1,797	4,083

	Total assets less current liabilities		4,087	12,226

	Creditors: amounts falling due after more than one year	22	(807)	(2,031)
	Provisions for liabilities and charges	23	(760)	(838)

			(1,567)	(2,869)

	Net assets		2,520	9,357

	Capital and reserves
	Called up share capital	24	596	595
	Share premium account	25	1,745	1,745
	Capital redemption reserve	25	105	105
	Profit and loss account	25	(297)	6,513

	Equity shareholders’ funds		2,149	8,958
	Equity minority interests		371	399

	Capital employed		2,520	9,357

*
Interests in net assets of joint ventures include the Group’s share of gross assets of joint ventures of £224 million (2002 – £492 million) and the Group’s share of gross liabilities of joint ventures of £76 million (2002 – £162 million) – see Note 17.

The accompanying notes are an integral part of these Financial Statements

The Financial Statements on pages 82 to 143 were approved by the Board of Directors on 3 June 2003 and signed on its behalf by:

Richard Lapthorne – Chairman	David Prince – Group Finance Director

Back to Contents

company balance sheet

COMPANY BALANCE SHEET AT 31 MARCH

			2003	2002
		Note	£m	£m

	Fixed assets
	Tangible assets	16	22	42

	Loans to joint ventures and associates	17	1	11
	Investments in associates	17	24	17
	Investments in subsidiaries	17	18,116	24,733
	Other investments	17	85	174

	Total fixed asset investments		18,226	24,935

			18,248	24,977

	Current assets

	Stock	18	1	1
	Current asset investments	19	11	308
Debtors	– due within one year	20	154	480
	– due after more than one year	20	90	73
	Short term deposits	21	2,755	1,705
	Cash at bank and in hand		28	5

			3,039	2,572
	Creditors: amounts falling due within one year	22	(1,132)	(978)

	Net current assets		1,907	1,594

	Total assets less current liabilities		20,155	26,571

	Creditors: amounts falling due after more than one year	22	(16,482)	(15,265)
	Provisions for liabilities and charges	23	(19)	(217)

			(16,501)	(15,482)

	Net assets		3,654	11,089

	Capital and reserves
	Called up share capital	24	596	595
	Share premium account	25	1,745	1,745
	Revaluation reserve	25	9,379	9,156
	Capital redemption reserve	25	105	105
	Profit and loss account

	– Realised profit		2,970	3,114
	– Unrealised loss		(11,141)	(3,626)

		25	(8,171)	(512)

	Equity shareholders’ funds		3,654	11,089

The accompanying notes are an integral part of these Financial Statements.

The Financial Statements on pages 82 to 143 were approved by the Board of Directors on 3 June 2003 and signed on its behalf by:

Richard Lapthorne – Chairman	David Prince – Group Finance Director

Back to Contents

consolidated cash flow statement

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH

		2003	2002	2001
	Note	£m	£m	£m

Net cash inflow from operating activities	29	95	94	1,287

Dividends from joint ventures		13	11	66
Dividends from associates		15	15	15

		28	26	81
Returns on investments and servicing of finance

Interest and similar income received		197	383	334
Interest paid (including exceptional finance charges of £nil, 2002–£nil, 2001– £110m)		(88)	(238)	(384)
Net interest element of finance lease rentals paid		(2)	(5)	(4)
Dividends paid to minorities		(70)	(61)	(262)
Dividends received from preference shares		–	54	14
Income received from other investments		–	–	9

		37	133	(293)

Taxation		(438)	(139)	(310)

Capital expenditure and financial investment

Purchase of tangible fixed assets		(810)	(1,868)	(3,293)
Purchase of intangible fixed assets		–	–	(72)
Sale of tangible fixed assets		15	21	123
Purchase of current asset investments		(3)	(608)	(804)
Purchase of investments		(38)	(121)	(84)
Sale of current asset investments		600	–	–
Sale of investments		11	900	26
Capital element of finance lease rentals received		–	–	41
Loans to joint ventures and associates		10	2	(1)

		(215)	(1,674)	(4,064)
Acquisitions and disposals

Receipts from sales of subsidiary undertakings		14	2,372	5,311
Purchase of selected assets and business activities of Exodus		–	(478)	–
Purchase of shareholdings in subsidiary undertakings (net of cash received)		2	(49)	(349)
Payments to acquire investments in joint ventures and associates		–	–	(30)
Receipts from sale of associates		94	–	–

		110	1,845	4,932

Equity dividends paid to shareholders		(119)	(669)	(395)

Management of liquid resources
Movement in short term investments and fixed deposits (net)	32	(1,040)	2,586	129

Financing

Purchase of own shares		–	(1,107)	–
Issue of ordinary share capital		1	2	40
Capital element of finance lease rental repayments		(18)	(15)	(12)
Other long term debt issued		88	1,338	746
Long term debt repaid		(649)	(785)	(1,718)

		(578)	(567)	(944)

(Decrease)/increase in cash in the year	30	(2,120)	1,635	423

The accompanying notes are an integral part of these Financial Statements.

Back to Contents

consolidated statement of total recognised gains and losses

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 31 MARCH

	2003	2002	2001
	£m	£m	£m

(Loss)/profit for the financial year	(6,533)	(4,954)	2,738
Currency translation differences on foreign currency net investments and related borrowings	(240)	20	190
Tax (charge)/credit on translation differences taken to reserves	–	(3)	11
Other	–	–	4

Total (losses)/gains relating to the financial year	(6,773)	(4,937)	2,943

Prior year adjustment – change in accounting policy for capacity sales (Note 4)	(66)

Total losses recognised since last annual report	(6,839)

Back to Contents

movements in equity shareholders’ funds

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED EQUITY SHAREHOLDERS’ FUNDS FOR THE YEAR ENDED 31 MARCH

	2003	2002
	£m	£m

Loss for the financial year	(6,533)	(4,954)
Dividends
– interim	(37)	(40)
– special interim	–	(304)
– final	–	(83)

Loss for the year carried forward	(6,570)	(5,381)
Other recognised gains and losses relating to the year	(240)	17
Purchase of own shares	–	(1,107)
New share capital issued	1	2
Goodwill written back	–	410

Net decrease in equity shareholders’ funds	(6,809)	(6,059)
Opening equity shareholders’ funds (prior years adjusted)*	8,958	15,017

Closing equity shareholders’ funds	2,149	8,958

*
Opening equity shareholders’ funds were originally £9,024 million before deducting a prior year adjustment of £66 million (2002 – £15,252 million before deducting a prior year adjustment of £235 million) relating to a change in accounting policy for capacity sales.

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS FOR THE COMPANY FOR THE YEAR ENDED 31 MARCH

	2003	2002
	£m	£m

Loss for the financial year	(7,639)	(6,696)
Dividends
– interim	(37)	(40)
– special interim	–	(304)
– final	–	(83)

Loss for the year carried forward	(7,676)	(7,123)
Other recognised gains relating to the year	17	184
Revaluation	223	9,156
Purchase of own shares	–	(1,107)
New share capital issued	1	2

Net (decrease)/increase in equity shareholders’ funds	(7,435)	1,112
Opening equity shareholders’ funds	11,089	9,977

Closing equity shareholders’ funds	3,654	11,089

The accompanying notes are an integral part of these Financial Statements.

Back to Contents

statement of accounting policies

STATEMENT OF ACCOUNTING POLICIES

Basis of preparation

The accounts are prepared in accordance with applicable accounting standards and on the historical cost basis except for the revaluation of investments in subsidiaries in the Company’s accounts.

The accompanying consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP) which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP), (see Note 36 – ‘Summary of differences between United Kingdom and United States GAAP’).

The preparation of Financial Statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting standards

The Group sells network capacity to third parties pursuant to indefeasible rights-of-use agreements (IRUs). In prior periods, in accordance with UK accounting standards, where substantially all of the risks and rewards of ownership transfer to the purchaser, over the economic life of the asset, these transactions were accounted for as sales and recognised in turnover at fair value at the time of delivery and acceptance.

On 27 March 2003, the Urgent Issues Task Force (UITF) of the UK Accounting Standards Board issued UITF Abstract 36, ‘Contracts for sales of capacity’. The abstract is applicable for accounting periods ending on or after 30 June 2003, although early adoption is encouraged, and application is retrospective. The Group has adopted UITF Abstract 36 for the year ended 31 March 2003.

As a result of the adoption of the new abstract, revenues or gains in respect of capacity sales to carriers from whom capacity or other services were also acquired are no longer recognised as the transactions are not considered to meet all the conditions required under the new abstract, in particular the requirement for the capacity provided or received to have a readily ascertainable market value as set out in Financial Reporting Standard 10 ‘Goodwill and intangible assets’. The Group’s cash sales to carriers with no related purchase are largely unaffected by the conditions of the new abstract and will continue to be recognised at the time of delivery and acceptance.

The impact of adoption on the reported results of the Group is set out in Note 4 to the Financial Statements, including the impact on prior period comparatives as the abstract applies retrospectively. The revised accounting policy is set out on page 92.

Basis of consolidation

The Group accounts comprise a consolidation of the accounts of the Company and all its subsidiaries and include the Group’s share of the results and net assets of its joint ventures and associates. The accounts of principal subsidiaries, joint ventures and associates are made up to 31 March.

Where subsidiaries, joint ventures or associates have been acquired during the year, goodwill, being the difference between the fair value of consideration given and the fair values attributed to the separable net assets acquired, is capitalised on the balance sheet and amortised through the profit and loss account.

For acquisitions made before 1 April 1998, goodwill was written off directly to reserves. Goodwill written off directly to reserves is reinstated in the profit and loss account when the related business is sold.

Back to Contents

statement of accounting policies

Foreign currencies

Average rates of exchange ruling during the year are used to translate the profit and loss accounts of overseas subsidiaries, joint ventures and associates. Foreign currency assets and liabilities are translated at year end rates and any exchange differences arising are dealt with through the profit and loss account.

The net investments in the Group’s overseas subsidiaries, joint ventures and associates are translated into sterling at year end rates of exchange. Exchange differences resulting from the translation of opening net investments at rates ruling at the beginning and end of the year, together with the differences between profit and loss accounts translated at average rates and year end rates, are dealt with as movements in Group reserves.

Where net investments are matched in whole or in part by foreign currency borrowings, the exchange differences arising on the retranslation of such borrowings are also recorded as movements on Group reserves and any excess taken to the profit and loss account.

All other exchange differences are dealt with through the profit and loss account.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation. The cost of fixed assets includes directly attributable labour and overhead costs. Interest incurred up to the time that separately identifiable major capital projects are ready for service is also capitalised as part of the cost of assets.

Depreciation is not provided on freehold land or projects under construction. On other tangible fixed assets, depreciation is provided on the difference between the cost of tangible fixed assets and the estimated residual value, in equal annual instalments over the estimated useful lives of the assets. These lives are:

	Lives	Average

Cables	up to 20 years	15 years
Network equipment	3 to 25 years	8 years
Ducting	40 years	40 years
Freehold buildings	40 years	40 years
Leasehold land and buildings	up to 40 years or term of lease if less	40 years

Surpluses and deficits on disposals of tangible fixed assets are determined by reference to sale proceeds and net book values.

Intangible fixed assets

From 1 April 1998 intangible fixed assets acquired have been recorded at cost and amortised on a straight line basis over their estimated useful life, not exceeding 20 years. Intangible fixed assets primarily comprise goodwill arising on the acquisition of businesses.

Goodwill arising on acquisition prior to 1 April 1998 was eliminated directly against reserves. The profit or loss on the disposal of all or part of a previously acquired business is calculated after taking account of the gross amount of any goodwill previously eliminated directly against reserves.

Asset impairment

Intangible and tangible fixed assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the fixed asset may not be recoverable. Where an impairment indicator is identified, the carrying value of the income generating unit is compared with its recoverable amount. Where the recoverable amount is less than the carrying value an impairment is recognised.

Back to Contents

statement of accounting policies

Fixed asset investments

Joint ventures and associates are accounted for in the Group accounts under the gross equity and equity methods of accounting respectively.

Other fixed asset investments in the Group accounts are stated at cost less amounts written off in respect of any impairments.

Investments in subsidiaries are included in the Company balance sheet at valuation.

Current asset investments

Current asset investments are stated at the lower of cost and net realisable value.

Tax

The charge for tax is based on the result for the year and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes.

Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax assets are regarded as recoverable to the extent that on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Except where otherwise required by accounting standards, full provision without discounting is made for all timing differences which have arisen but not reversed at the balance sheet date.

Stocks

Stocks of equipment, held for use in the maintenance and expansion of the Group’s telecommunications systems, are stated at cost, including appropriate allocation of labour and overheads, less provision for deterioration and obsolescence. Stocks held for resale are stated at the lower of cost and net realisable value.

Discontinued operations

The Group complies with Financial Reporting Standard 3 (FRS 3), ‘Reporting financial performance’, in determining the classification of operations as discontinued or continuing.

Revenue recognition

Turnover, which excludes value added tax, represents the amount receivable in respect of telecommunications services provided to customers and is accounted for on the accruals basis. Amounts are recognised as services are provided; in respect of services invoiced in advance, amounts are deferred until provision of the service.

Interconnection with other operators

Amounts payable by and to telecommunications operators of national and international networks are recognised as services are provided. Charges are negotiated separately and are subject to continuous review.

Capacity sales

Sales of network capacity to third parties pursuant to IRUs are accounted for as sales and recognised at the time of delivery and acceptance where:

Back to Contents

statement of accounting policies

•	the purchaser’s right of use is exclusive and irrevocable;
•	the asset is specific and separable;
•	the term of the contract is for the major part of the asset’s useful economic life;
•	the attributable cost of carrying value can be measured reliably; and
•	no significant risks are retained by the Group.

Capacity sales are made out of network capacity and infrastructure held for re-sale (stock). Transfers are made from fixed assets to stock at cost on completion of construction based on an estimate of what will be sold to third parties under IRU contracts (which typically form part of the original investment criteria). The cost of the construction is apportioned on a pro rata basis between stock and fixed assets. Income relating to operations and maintenance contracts is spread over the period of the contract.

Revenues or gains in respect of contracts involving the provision of capacity in exchange for receiving capacity, or other services, are not recognised on the basis that the capacity does not have a readily ascertainable market value as defined in accounting standards.

Pensions

The regular cost of providing benefits under defined benefit schemes is charged to operating profit over the expected remaining service lives of the members of the schemes so as to achieve a constant percentage of pensionable pay. Variations from the regular cost arising from periodic actuarial valuations of the principal defined benefit schemes are allocated to operating profit over the expected remaining service lives of the members.

The cost of providing benefits under defined contribution schemes is charged as it becomes payable.

The Group has applied the transitional arrangements of Financial Reporting Standard 17 (FRS 17) ‘Retirement benefits’ and appropriate additional disclosures have been included in Note 8.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership, the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable during the lease term. The corresponding lease commitments are shown as obligations to the lessor. Lease payments are split between capital and interest elements using the annuity method. Depreciation on the relevant assets and interest are charged to the profit and loss account. All other leases are operating leases and the rentals are charged to operating profit on a straight line basis over the lease term.

Debt issue costs

The costs of issue of capital instruments such as bonds and debentures are charged to the profit and loss account over the life of the instrument.

Derivatives

Swaps and forward rate agreements

The net interest paid or received under interest rate and cross currency swaps and forward rate agreements (FRAs) is recorded on an accruals basis and included within net interest in the profit and loss account.

The notional amounts of interest rate swaps and FRAs are not recorded on the balance sheet. Cross currency swaps are used to hedge the initial draw down and final repayment of foreign currency denominated debt, as well as the foreign currency interest flows.

Back to Contents

statement of accounting policies

Forward exchange contracts

Forward exchange contracts are carried on the balance sheet at the difference between the amounts of the payable and receivable currency revalued at the closing exchange rate. The interest differential, being the difference between the contract rate and the spot rate on the date of entering into the forward exchange contract, is charged to the profit and loss account as interest over the life of the contract.

Exchange gains and losses

Exchange gains and losses on revaluation and maturity of forward exchange contracts and cross currency swaps are treated differently depending on the underlying exposure they hedge:

•	for contracts which hedge firm third party commitments the exchange gains and losses are recognised in the profit and loss account in the same period as the underlying transaction;
•
for contracts over underlying currency assets or liabilities the exchange gains and losses are off-set against the equal and opposite exchange gains or losses arising on the retranslation of the underlying assets or liabilities;

•
for contracts taken out to hedge overseas equity investments the exchange gains and losses are taken to reserves to off-set against the exchange differences arising on the retranslation of the net assets of the investments on consolidation; and

•	for contracts which hedge general trading flows the exchange gains or losses are taken to the profit and loss account in the period in which they arise.

Where the underlying exposure changes, or ceases to exist, the contract would be terminated and the exchange gain or loss arising taken to the profit and loss account.

Back to Contents

notes to the financial statements

NOTES TO THE FINANCIAL STATEMENTS

1	Company’s profit and loss account

The Company has taken advantage of the exemption contained in the Companies Act 1985 from presenting its own profit and loss account. The loss for the year of the Company amounted to £7,639 million (2002 – loss of £6,696 million, 2001 - profit of £810 million).

2	Historical cost profits and losses

There is no difference between the Group results as reported and on the historical cost basis. Accordingly no additional note of historical cost profits and losses has been prepared.

3	Turnover

The Group’s operations are all considered to fall into one class of business, namely telecommunications.

4	Segmental information

Cable & Wireless is an international telecommunications company. During the periods presented it operated through two segments, Cable & Wireless Global and Cable & Wireless Regional, which can be further analysed by geographic area. Cable & Wireless Global provides communication solutions to business and wholesale customers. It offers IP, data and voice products with a focus on IP and data, centred on the key markets of US, Europe (including UK) and Japan. Cable & Wireless Regional provides a full range of telecommunications services to both consumer and business customers, including fixed and mobile voice, data and IP. The major businesses in this segment are in the Caribbean and Panama, but it also includes operations in Macau, the Middle East, South East Asia and in the Pacific, Indian and Atlantic Oceans.

Details of Group turnover, contributions to operating (loss)/profit, net operating assets/(liabilities) by geographical region are as follows:

	2003	2002	2001
Turnover	£m	£m	£m

Cable & Wireless Global

US	512	530	503
UK	1,728	2,075	2,158
Europe	304	305	251
Japan	323	361	450

	2,867	3,271	3,362
Cable & Wireless Regional

Caribbean (including Panama)	1,062	1,150	1,066
Asia (including Sakhalin)	154	156	199
Other	195	160	168

	1,411	1,466	1,433

Inter-regional turnover	(31)	(34)	(107)

Continuing operations	4,247	4,703	4,688
Discontinued operations	144	1,045	3,163

Group turnover	4,391	5,748	7,851

Back to Contents

notes to the financial statements

The Group turnover figure disclosed represents turnover of the Company and its subsidiaries allocated to the location to which the Group invoices its services. This is generally the same as the location to which telecommunications services are supplied. It does not follow, however, that international telecommunications traffic which the Group may be responsible for carrying on part of its route would necessarily originate in that location. The Group does not have access to information on the original source or ultimate destination of international telecommunications traffic.

Turnover for 2001 and 2002 has been adjusted to reflect the introduction of UITF Abstract 36 ‘Contracts for sales of capacity’ (see below) and for operations now classified as discontinued.

Discontinued operations comprise sales in the US in 2003 of £144 million (2002 – US £281 million and Australia £764 million, 2001 – US £354 million, Australia £1,815 million, Hong Kong £878 million and UK £116 million).

The Company has adopted UITF Abstract 36 for the year ended 31 March 2003. The requirements of UITF Abstract 36 have been incorporated into a revised accounting policy for capacity sales. Accordingly the amounts for the current and corresponding periods have been updated on the basis of the new accounting policy. The impact of this change for the 12 months to 31 March 2003 is to decrease turnover by £nil (2002 – £163 million, 2001 – £248 million) in respect of sales made to carriers from whom capacity was also acquired, and to decrease cost of sales by £nil (2002 – £76 million, 2001 – £123 million). In respect of capacity purchases from carriers to whom Cable & Wireless also sold capacity, the net impact is to decrease the impairment charge in 2002 by £105 million, decrease the depreciation charge in 2003 by £2 million (2002 – £12 million, 2001 – £9 million) and decrease exceptional operating costs by £3 million (2002 – £128 million, 2001 – £nil). The impact on profit for the year ended 31 March 2003 is an increase of £6 million (2002 – increase of £168 million, 2001 – decrease of £117 million). The cumulative effect of adopting UITF Abstract 36 was to decrease net assets by £66 million as at 31 March 2002.

Cash capacity sales of £nil (2002 – £29 million, 2001 – £91 million) are included within Group turnover, with attributable cost of sales of £nil (2002 – £10 million, 2001 – £37 million). Revenue from operating and maintenance and similar services relating to capacity was £11 million (2002 – £37 million, 2001 – £30 million), with cost of sales of £2 million (2002 – £16 million, 2001 – £13 million).

(Loss)/profit on ordinary activities before interest and taxation
	Operating (loss)/ profit before exceptional	Exceptional	(Loss)/profit on ordinary activities before interest and taxation
	items	items	2003	2002	2001
	£m	£m	£m	£m	£m

Cable & Wireless Global	(794)	(5,461)	(6,255)	(4,741)	(1,218)
Cable & Wireless Regional	430	(35)	395	257	345
Other	(44)	(377)	(421)	(945)	(3)
Discontinued operations	(119)	(204)	(323)	594	4,319
Joint ventures and associates	75	54	129	71	73

	(452)	(6,023)	(6,475)	(4,764)	3,516

The exceptional items are described fully in Note 10.

Segmental information in respect of the Group’s investments in joint ventures and associates is given in Note 17.

Financing is dealt with at a Group level and therefore net interest and other similar income/(charges) cannot be allocated to a geographic region.

Back to Contents

notes to the financial statements

	2003	2002
Net operating assets/(liabilities)	£m	£m

Cable & Wireless Global

US	(537)	(217)
UK	(117)	3,228
Europe	(60)	82
Japan	115	303

	(599)	3,396
Cable & Wireless Regional

Caribbean (including Panama)	911	1,040
Asia (including Sakhalin)	56	60
Other	69	66

	1,036	1,166
Other	(176)	(451)
Discontinued operations	(212)	1,117

	49	5,228
Other net assets	2,471	4,129

Net assets	2,520	9,357

Other net assets include tangible fixed assets not yet in service, fixed asset investments, current asset investments, short term deposits less loans and overdrafts.

Back to Contents

notes to the financial statements

5	Operating costs
	Continuing operations before exceptional items	Exceptional Items (note 10)	Discontinued operations before exceptional items	2003	Continuing operations before exceptional items	Exceptional Items(note 10)	Discontinued operations before exceptional items	2002
	£m	£m	£m	£m	£m	£m	£m	£m

Outpayments to other telecommunications administrations and carriers	1,552	–	123	1,675	1,926	–	466	2,392
Rental of transmission facilities	241	–	–	241	389	–	10	399
Cost of sales relating to equipment sales and rentals	167	–	–	167	52	–	113	165
Employee costs	806	90	46	942	786	–	156	942
Pension costs	62	–	1	63	35	–	11	46
Property rentals, taxes and utility costs	178	211	8	397	115	–	38	153
Depreciation and impairment of owned tangible fixed assets	701	2,381	24	3,106	896	1,909	157	2,962
Depreciation of tangible fixed assets held under finance leases	10	–	–	10	16	–	3	19
Amortisation and impairment of capitalised goodwill	126	2,725	–	2,851	561	2,007	1	2,569
Operating lease rentals:
– plant and equipment	71	–	6	77	37	–	37	74
– other	94	28	1	123	75	–	12	87
Other operating costs	647	113	54	814	510	210	245	965

	4,655	5,548	263	10,466	5,398	4,126	1,249	10,773

	Continuing opera- tions before exceptional items	Exceptional items (note10)	Discontinued opera- tions before exceptional items	2001
	£m	£m	£m	£m

Outpayments to other telecommunications administrations and carriers	1,969	–	834	2,803
Rental of transmission facilities	141	–	46	187
Cost of sales relating to equipment sales and rentals	84	–	429	513
Employee costs	747	–	424	1,171
Pension costs	58	–	34	92
Property rentals, taxes and utility costs	85	–	106	191
Television programming costs	–	–	21	21
Depreciation and impairment of owned tangible fixed assets	642	444	472	1,558
Depreciation of tangible fixed assets held under finance leases	7	–	5	12
Amortisation of capitalised goodwill	270	–	199	469
Operating lease rentals:
– plant and equipment	70	–	65	135
– other	65	–	10	75
Other operating costs	512	–	494	1,006

	4,650	444	3,139	8,233

Back to Contents

notes to the financial statements

All exceptional items relate to continuing operations except £57 million of depreciation (2002 – other operating costs £6 million, depreciation £87 million and amortisation £213 million, 2001 – depreciation £91 million) which relates to discontinued operations.

Certain operating lease rental charges are included within rental of transmission facilities and property rentals, taxes and utility costs in operating costs. Including these amounts, operating lease rentals for the financial year totalled £164 million for plant and equipment and £138 million for other assets (2002 – plant and equipment £118 million and other £141 million, 2001 – plant and equipment £143 million and other £75 million).

The remuneration of the auditors and their associates in respect of audit services provided to the Group during the year was £4.9 million (2002 – £2.6 million, 2001 – £2.7 million). The remuneration of the auditors and their associates in respect of non-audit services to the Company and its UK subsidiaries during the year was £3.6 million (2002 – £3.8 million, 2001 – £12.4 million) and to overseas subsidiaries £1.4 million (2002 – £1.8 million, 2001 – £4.6 million) as summarised below:

	2003	2002	2001
	£m	£m	£m

Acquisition and disposal services	0.2	0.8	3.3
Tax services	2.5	1.4	3.7
General consultancy	–	2.5	8.6
Other advisory services	2.3	0.9	1.4

	5.0	5.6	17.0

6	Employees

The average monthly number of persons employed by the Group during the year was:

	2003	2002	2001
	Number	Number	Number

Cable & Wireless Global	12,167	13,345	16,160
Cable & Wireless Regional	10,433	11,915	15,034
Other	167	195	164
Discontinued operations (pro rated)	385	4,769	16,546

	23,152	30,224	47,904

The aggregate remuneration and associated costs of Group employees, including amounts capitalised, was:

	2003	2002	2001
	£m	£m	£m

Salaries and wages	895	1,003	1,422
Social security costs	71	99	166
Pension costs
– principal schemes (Note 8)	31	12	37
– other costs	32	34	55

	1,029	1,148	1,680

Back to Contents

notes to the financial statements

7	Directors’ remuneration and shareholdings

Information covering Directors’ remuneration (including pension entitlements), interest in shares and interests in share options (including in each case those arising under the Share Option Plan and Performance Share Plan) is included in the Directors’ Remuneration Report on pages 65 to 78.

8	Pensions

Defined benefit schemes

The Company and its principal subsidiaries operate pension and other retirement schemes which cover the majority of employees in the Group. These schemes include both the defined benefit type, whereby retirement benefits are based on the employees’ final remuneration and length of service, and defined contribution schemes, whereby retirement benefits reflect the accumulated value of agreed contributions paid by, and in respect of, employees. With the exception of the unfunded, unapproved retirement benefit schemes, the remaining schemes are funded through separate trustee administered schemes. Contributions to the defined benefit schemes are made in accordance with the recommendations of independent actuaries who value the schemes at regular intervals, usually triennially.

An actuarial valuation of the principal United Kingdom defined benefit pension scheme (the Scheme) was prepared at 31 March 2002 for the purpose of UK Statement of Standard Accounting Practice 24 (SSAP 24) ‘Accounting for pension costs’.

The valuation of the Scheme disclosed a shortfall in the market value of the Scheme’s assets compared with the accrued liabilities. This was principally due to the fall in the Scheme’s asset values following the fall in global equity markets between 1 April 1999 and 31 March 2002. Thus, with agreement from the actuary, the Company increased its contributions to the Scheme to 20 per cent of salary with effect from 1 April 2002, and made a one-off contribution to the Scheme of £47 million in December 2002 in respect of the shortfall.

The Scheme was valued using the projected unit method and the principal assumptions were that future investment returns on existing assets would, on average, be 3.2 per cent a year above the level of price inflation, that the return on new investments would be 3.9 per cent a year above price inflation, that general salary growth would be 1.7 per cent a year above price inflation, and that inflation related pension increases would generally be in line with price inflation. The market value of the Scheme’s investments at the valuation date was £1,401 million. The Scheme also holds some insurance policies which have an assessed value of £11 million. The total value of the assets was 97 per cent of the value of the aggregate benefits that had accrued to members of the Scheme, allowing for expected future earnings increases in the case of employees.

The assumptions used for calculating the pension cost for accounting purposes differ from the funding assumptions in that the assumed return on existing assets is 3.3 per cent a year above price inflation. In the financial statements, the deficit in the Scheme is spread over the remaining service lives of the employed members. Under those assumptions as at 31 March 2002, the total value of the investments was 99 per cent of the value of the aggregate benefits that had accrued to members of the Scheme.

The pension costs as shown in Note 6 comprise:

	2003	2002
	£m	£m

Regular costs	22	20
Variation from regular costs (including interest)	9	(8)

	31	12

Pension schemes other than the principal scheme are accounted for on the basis of local custom and practice. Pension prepayments relating to the Scheme of £112 million (2002 – £72 million, 2001 – £64 million) are included in other debtors (Note 20). Provisions for obligations to pay terminal gratuities on retirement to staff who are not members of the pension and retirement schemes are included in provisions for pensions (Note 23).

Back to Contents

notes to the financial statements

Defined contribution schemes

The pension cost for the year for the defined contribution schemes was £19 million (2002 – £10 million, 2001 – £26 million).

Disclosures in respect of Financial Reporting Standard 17 (FRS 17) – ‘Retirement benefits’

The above figures have been prepared in accordance with the requirements of SSAP 24. The UK has published FRS 17, however, its full introduction has been deferred. The accounting requirements of FRS 17 are broadly as follows:

•	pension scheme assets are valued at market values at the balance sheet date;
•
pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on high quality (AA) corporate bonds of equivalent term and currency to the liability;

•
for accounting periods beginning on or after 1 January 2005 the pension scheme surplus (to the extent it is considered recoverable) or deficit will be recognised in full and presented on the face of the balance sheet; and

•	the movement in the scheme surplus/deficit will be split between operating charges, financing items and, in the statement of total recognised gains and losses, actuarial gains and losses.

The transitional disclosures in respect of FRS 17 are set out below:

Qualified independent actuaries, Watson Wyatt LLP, updated the actuarial valuations of the major defined benefit schemes operated by the Group to 31 March 2003. The main financial assumptions in accordance with FRS 17 are as follows:

	2003		2002
	UK	Rest of Group	UK	Rest of Group
	%	%	%	%

Inflation assumption	2.5	4.3	2.5	4.9
Rate of increase in salaries	4.3	5.6	4.3	6.3
Pension increases	2.5-3.0	3.6	2.5-3.0	3.6
Deferred pension increases	2.5	3.0	2.5	–
Discount rate	5.5	6.9	5.8	7.5
Long term expected rate of return on:
– Equities	8.5	9.1	7.8	9.6
– Bonds	5.0	7.1	5.5	7.3
– Other	4.0	4.8	4.5	4.6

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which may not necessarily be borne out in practice. The assumptions shown above for the Rest of Group represent a weighted average of the assumptions used for the individual funds.

The UK defined benefit scheme is closed to new entrants and under the projected unit method for closed schemes the current service cost will increase as the members of the scheme approach retirement.

Back to Contents

notes to the financial statements

The assets and liabilities of the defined benefit schemes operated by the Group are as follows:
	At 31 March 2003		At 31 March 2002
	UK	Rest of	UK	Rest of
		Group		Group
	£m	£m	£m	£m

Equities	855	61	1,130	56
Bonds	246	56	262	54
Other	53	36	9	30

Total fair value assets	1,154	153	1,401	140
Present value of scheme liabilities	(1,630)	(207)	(1,434)	(154)

Deficit in funded defined benefit schemes	(476)	(54)	(33)	(14)
Deficit in unfunded defined benefit schemes	(18)	(30)	(15)	(14)

Total deficit in defined benefit schemes	(494)	(84)	(48)	(28)

No deferred tax asset would be recognised when this liability is reflected in the Financial Statements. There will be a consequential impact on reserves once this liability is reflected in the Financial Statements.

If the above amounts were recognised in the Financial Statements, the Group’s shareholders funds at 31 March 2003 would be as follows:

	2003	2002
	£m	£m

Shareholders’ funds as presented	2,149	8,958
Less: SSAP 24 net assets	(71)	(40)

Shareholders funds’ excluding SSAP 24 net assets	2,078	8,918
FRS 17 retirement benefits net liability	(578)	(76)

Shareholders’ funds including FRS 17 retirement benefits net liability	1,500	8,842

Under the transitional requirements of FRS 17, the following disclosures are given to show the impact on the profit and loss account and statement of total recognised gains and losses if FRS 17 had been adopted in full. These amounts have not been included in the profit and loss account or the statement of total recognised gains and losses.

Back to Contents

notes to the financial statements

Analysis of amounts that would be charged to operating profit for the year ended 31 March 2003 in respect of defined benefit schemes is as follows:

	UK	Rest of Group	Total
	£m	£m	£m

Current service cost	27	17	44

Total charged to operating profit	27	17	44

Analysis of other amounts that would be charged to the profit and loss account for the year ended 31 March 2003 is as follows:

	UK	Rest of Group	Total
	£m	£m	£m

Gain on curtailment	–	(3)	(3)

Analysis of amounts that would be charged to other finance income for the year ended 31 March 2003 is as follows:

	UK	Rest of Group	Total
	£m	£m	£m

Interest on pension scheme liabilities	84	14	98
Expected return on pension scheme assets	(102)	(12)	(114)

Net return	(18)	2	(16)

Analysis of amounts that would be recognised in the statement of total recognised gains and losses for the year ended 31 March 2003 is as follows:

	UK	Rest of Group	Total
	£m	£m	£m

Actual return less expected return on pension scheme assets	(380)	(16)	(396)
Experience losses on scheme liabilities	(18)	(12)	(30)
Changes in the assumptions underlying the present value of the scheme liabilities	(111)	(7)	(118)

Total actuarial loss recognised in the statement of total recognised gains and losses	(509)	(35)	(544)

Back to Contents

notes to the financial statements

History of experience gains and losses for the year ended 31 March 2003 is as follows:

	UK		Rest of Group		Total
	£m	%	£m	%	£m	%

Difference between expected and actual return on scheme assets	(380)	(33)	(16)	(10)	(396)	(30)
Experience losses on scheme liabilities	(18)	(1)	(12)	(5)	(30)	(1)
Total actuarial loss recognised in the statement of total recognised gains and losses	(509)	(31)	(35)	(15)	(544)	(29)

Analysis of movement in the deficit during the year ended 31 March 2003 is as follows:

	UK	Rest of Group	Total
	£m	£m	£m

Deficit at 1 April 2002	(48)	(28)	(76)
Contributions made	72	15	87
Current service costs	(27)	(17)	(44)
Curtailment gain	–	3	3
Other finance income/(charge)	18	(2)	16
Actuarial loss	(509)	(35)	(544)
Other movements	–	(26)	(26)
Exchange gain	–	6	6

Deficit at 31 March 2003	(494)	(84)	(578)

Other movements consist of acquisitions and minor schemes not previously included.

9	Profits less (losses) on disposal of fixed assets

Profits less (losses) on disposal of fixed assets before exceptional items amount to £nil (2002 – loss of £7 million, 2001 profit of £4 million). The tax charge attributable is £nil (2002 – £nil, 2001 – £1 million) and the minority interest is £nil (2002 – £1 million, 2001 – £1 million).

Back to Contents

notes to the financial statements

10	Exceptional items

Exceptional items in 2003, 2002 and 2001 comprise:

	Note	Exceptional items £m	Taxation £m	Minority interest £m	Total 2003 £m	Exceptional items £m	Taxation £m	Minority interest £m	Total 2002 £m

Operating items
Other operating costs	(i), (vi)	(442)	10	11	(421)	(210)	–	3	(207)
Fixed asset impairment and amounts written off	(ii), (iii), (vii)	(2,381)	48	–	(2,333)	(1,909)	–	28	(1,881)
Goodwill impairment charge	(ii), (vii)	(2,725)	–	–	(2,725)	(2,007)	–	–	(2,007)

		(5,548)	58	11	(5,479)	(4,126)	–	31	(4,095)
Non operating items
Profits less (losses) on sale and termination of operations	(iii), (viii)	(147)	–	–	(147)	1,057	(228)	7	836
Profits less (losses) on disposal of fixed assets	(iv)	62	–	(33)	29	–	–	–	–
Write down of investments	(v), (ix)	(390)	–	–	(390)	(904)	–	–	(904)

		(6,023)	58	(22)	(5,987)	(3,973)	(228)	38	(4,163)

	Note	Exceptional items £m	Taxation £m	Minority interest £m	Total 2001 £m

Operating items
Fixed asset impairment charge	(x)	(444)	–	3	(441)
Non operating items
Profits less (losses) on sale and termination of operations	(xi)	4,311	(373)	8	3,946
Costs of fundamental reorganisation	(xii)	(530)	15	17	(498)
Profits less (losses) on disposal of fixed assets	(xiii)	42	9	(16)	35
Write down of investments	(xiv)	(43)	–	–	(43)
Finance charges	(xv)	(110)	9	–	(101)

		3,226	(340)	12	2,898

Year ended 31 March 2003

(i)
The Group announced a restructuring of the Cable & Wireless Global business on 13 November 2002. Exceptional costs in the period of £248 million associated with this restructuring include £182 million in respect of property costs, £52 million in respect of redundancy costs and £14 million of other costs.

Other exceptional costs relate to integration costs of Digital Island and the business activities of Exodus of £31 million, redundancy costs of £38 million principally in Cable & Wireless Regional, £44 million of provisions in respect of rentals on vacant properties and £81 million in respect of onerous network contracts and distressed carrier asset write offs (Cable & Wireless Global £159 million, Cable & Wireless Regional £35 million).

(ii)	The Group has carried out a review to determine whether there has been an impairment of its fixed assets and goodwill. The carrying values of fixed assets and goodwill of each of the Group’s income generating units have been compared to their recoverable amounts, represented by their value in use to the Group. The charge has been determined in accordance with Financial Reporting Standard 11 (FRS 11) ‘Impairment of fixed assets and goodwill’ which involves amongst other factors using a growth rate of 2.5 per cent after five years (based on a nominal increase in GDP for the countries in which the Group operates), and a discount rate of 14 per cent. The resulting charge in Cable & Wireless Global is £10 million and Other operations, £2 million in respect of goodwill and £1,479 million in respect of fixed assets. This charge is in addition to the charge of £2,713 million in respect of goodwill and £787 million in respect of fixed assets recognised at the half year. Exceptional depreciation also includes the write-off of redundant fixed assets of £58 million. Tax credits of £48 million are available on the Cable & Wireless Regional impairment charges of £191 million which was disclosed in the 2002 Group Financial Statements.

Back to Contents

notes to the financial statements

(iii)
The Group has exited its US retail voice business, as announced on 15 May 2002. The exceptional costs associated with this amount to £288 million and include exit costs of £200 million, redundant fixed asset write downs of £57 million included in the exceptional depreciation charge and other write downs of £31 million. In addition, £84 million of accrued costs relating to disposals in previous years, principally the disposal of the consumer operations of Cable & Wireless Communications plc on 30 May 2000, have been released (Discontinued £204 million).

(iv)
The profit of £62 million on disposal of fixed assets principally comprises a £54 million gain on the sale of part of the Group’s interest in MobileOne (Asia) Pte Ltd (Joint ventures and associates £54 million, Other £8 million).

(v)
The current asset investments principally relating to Pacific Century CyberWorks Ltd (PCCW) have been written down by £274 million to market value at 31 March 2003. The shares held by the Employee Share Ownership Plan Trust (ESOP) have been written down by £116 million to market value at 31 March 2003. (Cable & Wireless Global £7 million, Other £383 million).

Year ended 31 March 2002

(vi)
Exceptional items included in other operating costs related principally to provisions in respect of ongoing obligations associated with businesses withdrawn from and redundant assets (Cable & Wireless Global £112 million, Discontinued operations £6 million), costs associated with the integration of the Web hosting businesses (Cable & Wireless Global £44 million) and redundancy and reorganisation costs incurred (Cable & Wireless Global £48 million).

(vii)
The Group carried out a review as at 31 March 2002 to determine whether there had been an impairment of its fixed assets and goodwill. The carrying values of fixed assets and goodwill of each of the Group’s income generating units were compared to their recoverable amounts, represented by their value in use to the Group. In accordance with FRS 11, the value in use of each of the Group’s income generating units was determined with reference to the Group’s five year plan, which had been approved by the Board, using a growth rate of 2.5 per cent in the period beyond the Group’s five year plan (based on a nominal increase in GDP for the countries in which the Group operates), and an average discount rate of 11 per cent. The resulting charge in Cable & Wireless Global is £2,007 million in respect of goodwill and £1,502 million in respect of fixed assets and in Cable & Wireless Regional £191 million in respect of fixed assets and £87 million in respect of fixed assets in discontinued operations. In addition, £129 million of fixed assets relating to Cable & Wireless Global businesses withdrawn from service were written off at 30 September 2001.

(viii)	The Group disposed of its interest in Cable & Wireless Optus Limited to Singapore Telecommunications Limited (SingTel) on 6 September 2001 resulting in a gain of £1,057 million. The consideration received included shares and bonds issued by SingTel which were converted into cash.

(ix)	Current asset investments held in ntl Incorporated (ntl) and CMGI Inc. were written down to nil value and the investment in PCCW was written down to estimated realisable value (Other £904 million).

Year ended 31 March 2001

(x)
Implementation of the Group’s strategy based on IP affected the useful life and carrying value of certain network assets employed in its switched circuit voice business. An assessment of the value in use of this business based on a discount rate of 9.5 per cent, resulted in an impairment charge to these assets of £444 million (Cable & Wireless Global £353 million, Discontinued operations £91 million).

(xi)
The Group disposed of its interests in Cable & Wireless HKT Limited and ConsumerCo to PCCW and ntl for a gain of £3,594 million and £586 million respectively. The consideration received in respect of both transactions included cash and shares in the acquirer which under the terms of the sale and purchase agreements, the Group was required to retain for various periods. These are disclosed as part of discontinued operations. The gain primarily includes the subsequent partial sales of the PCCW (profit of £600 million) and ntl (loss of £25 million) shares, less the reduction in market value of the retained shares below their book values (£449 million).

Back to Contents

notes to the financial statements

(xii)
The Group effected the transformation of its activities from an integrated model offering a total range of services to consumer and business customers structured on geographic lines to one focussing on the provision of global IP solutions to business customers. The costs directly associated with this reorganisation and restructuring amounted to £530 million (Cable & Wireless Global £451 million, Cable & Wireless Regional £66 million, Other £13 million) and included announced redundancies, retraining, recruitment and relocation (£265 million) and property, product and systems rationalisation (£208 million).

(xiii)	Related to the sale of mobile telephone transmission towers in Australia and properties in the United Kingdom and is included as part of discontinued operations.

(xiv)	Related to the write down of certain fixed asset investments to reflect identified impairments (Cable & Wireless Global £24 million, Cable & Wireless Regional £9 million, Other £10 million).

(xv)	Related to penalties incurred on the early redemption of CWC’s sterling and US dollar denominated bonds as part of the restructuring of its operations during the sale process.

11	Net interest and other similar income/(charges)
	2003	2002	2001
	£m	£m	£m

Interest receivable and similar income
Deposits and short term loan interest and similar income	198	319	344
Preference share dividends	–	54	14
Share of profits of international telecommunications satellite organisations	–	4	21
Exchange losses on retranslation of foreign currency denominated loans and deposits	(9)	–	(23)

	189	377	356

Interest payable and other similar charges
Finance charges on leases	(3)	(5)	(14)
Bank loans and overdrafts	(77)	(134)	(190)
Other loans	(8)	(22)	(70)
Exceptional finance charges	–	–	(110)
Discount charge	(3)	–	–

	(91)	(161)	(384)
Less: Interest capitalised	5	11	28

	(86)	(150)	(356)

Net interest and other similar income/(charges)	103	227	–

No tax relief is available on interest capitalised in the year ended 31 March 2003.

Back to Contents

notes to the financial statements

12	Tax on (loss)/profit on ordinary activities

The charge for tax, based on the Group (loss)/profit for the year, comprises:

	2003	2002	2001
	£m	£m	£m

United Kingdom
Corporate tax at 30% (2002 – 30%, 2001 – 30%)
Current	39	59	342
Double taxation relief	(39)	(37)	(38)
Deferred	1	(7)	87
Adjustments in respect of prior years – current	(54)	(18)	(20)
– deferred	(7)	–	–

	(60)	(3)	371
Overseas
Current	65	295	118
Deferred	26	11	29
Adjustments in respect of prior years – current	43	19	(15)
– deferred	(51)	(31)	–

	83	294	132
Joint ventures and associates
Joint ventures	13	20	16
Associates	–	–	1

	13	20	17

Tax on (loss)/profit on ordinary activities	36	311	520

The Group’s effective tax rate varies from the statutory tax rate as a result of the following factors:

	2003	2002	2001
	%	%	%

Statutory tax rate	30.0	30.0	30.0
Income/expenses not taxable/allowable – permanent	(12.9)	(21.9)	(21.6)
Income/expenses not taxable/allowable – timing	(17.4)	(11.9)	(0.4)
Tax losses not utilised	(6.6)	(9.1)	3.6
Tax rate differences	5.7	5.5	0.7
Adjustments to tax charge in respect of previous periods	0.2	–	(1.0)

Current tax rate	(1.0)	(7.4)	11.3

On 25 March 2003 the Group reached agreement with the Inland Revenue to settle the Group’s outstanding UK corporation tax affairs for the 10 years up to 31 March 2001. The agreement involved the payment of £380 million to the Inland Revenue in respect of all previously unsettled matters for this period. The settlement has no impact on the current year tax charge as the amount of the settlement was covered by existing provisions (see Note 23).

Back to Contents

notes to the financial statements

13     Dividends

	2003	2002	2001
	£m	£m	£m

Interim	37	40	138
Special interim	–	304	–
Final	–	83	324

	37	427	462

14	(Loss)/earnings per share
	2003		2002		2001
	£m		£m		£m

(Loss)/profit for the financial year attributable to shareholders	(6,533)		(4,954)		2,738
Interest saved on loan stock conversion for distribution	–		–		2

Diluted (loss)/profit for the financial year attributable to shareholders	(6,533)		(4,954)		2,740

Weighted average number of shares in issue	2,329,814,506		2,733,445,915		2,730,991,541
Dilution effects of
– share options	6,494,406		1,296,950		14,641,309
– convertible unsecured loan stock	–		–		15,067,564

Diluted weighted average number of shares	2,336,308,912		2,734,742,865		2,760,700,414

Basic (loss)/earnings per Ordinary Share before exceptional items and goodwill amortisation	(18.0	)p	(8.4	)p	11.2	p
Basic (loss)/earnings per Ordinary Share on exceptional items	(257.0	)p	(152.3	)p	106.1	p
Basic (loss) per Ordinary Share on goodwill amortisation	(5.4	)p	(20.5	)p	(17.0	)p

Basic (loss)/earnings per Ordinary Share	(280.4	)p	(181.2	)p	100.3	p

Diluted (loss)/earnings per Ordinary Share	(280.4	)p	(181.2	)p	99.2	p

Basic and diluted (loss)/earnings per Ordinary Share are based on the (loss)/profit for the year attributable to shareholders. Basic (loss)/earnings per Ordinary Share before exceptional items and goodwill amortisation is based on the weighted average number of shares in issue and has been provided in order to show the effects of exceptional items and the amortisation of capitalised goodwill on reported earnings.

Back to Contents

notes to the financial statements

15	Intangible fixed assets
	Negative Goodwill	Positive Goodwill	Licences and other intangibles	Total
	£m	£m	£m	£m

Cost
At 1 April 2002	–	6,186	9	6,195
Additions	(14)	10	–	(4)
Exchange	–	(55)	–	(55)

At 31 March 2003	(14)	6,141	9	6,136

Amortisation
At 1 April 2002	–	(3,290)	(5)	(3,295)
Charge for the year
– amortisation	2	(128)	–	(126)
– impairment	–	(2,721)	(4)	(2,725)
Exchange	–	8	–	8

At 31 March 2003	2	(6,131)	(9)	(6,138)

Net book value
At 31 March 2003	(12)	10	–	(2)

At 31 March 2002	–	2,896	4	2,900

Negative goodwill is being amortised over five years. Positive goodwill is being amortised over 20 years. These periods have been determined after taking into account the nature of the businesses.

Back to Contents

notes to the financial statements

16	Tangible fixed assets
	Group				Company
	Land and buildings	Plant and e quipment	Projects under construction	Total	Land and buildings	Plant and equipment	Projects under construction	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Cost
At 1 April 2002	809	9,550	1,208	11,567	13	56	5	74
Additions*	26	283	443	752	–	3	3	6
Disposals	(19)	(333)	(2)	(354)	(11)	–	–	(11)
Transfers	56	790	(846)	–	–	4	(4)	–
Exchange adjustments	(45)	(419)	(50)	(514)	–	(1)	–	(1)

At 31 March 2003	827	9,871	753	11,451	2	62	4	68

Depreciation
At 1 April 2002	279	6,671	–	6,950	11	21	–	32
Charge for the year	102	633	–	735	–	4	–	4
Impairment and exceptional depreciation	176	2,205	–	2,381	–	20	–	20
Disposals	(12)	(329)	–	(341)	(10)	–	–	(10)
Transfers	(34)	34	–	–	–	–	–	–
Exchange and other adjustments	(15)	(196)	–	(211)	–	–	–	–

At 31 March 2003	496	9,018	–	9,514	1	45	–	46

Net book value
At 31 March 2003	331	853	753	1,937	1	17	4	22

At 31 March 2002	530	2,879	1,208	4,617	2	35	5	42

Included in the cost of tangible fixed assets is £54 million (2002 – £77 million) relating to assets held under finance leases. Accumulated depreciation on these assets is £50 million (2002 – £51 million).

Included within additions is £102 million (2002 – £184 million) in respect of own work capitalised.

*	Included within additions is £21 million of tangible fixed assets relating to Cable and Wireless Guernsey Limited which was acquired on 30 May 2002.

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m

Land and buildings at net book value
Freeholds	194	319	1	2
Long leaseholds	52	15	–	–
Short leaseholds	85	196	–	–

	331	530	1	2

Back to Contents

notes to the financial statements

17	Fixed asset investments
	Group			Company
	Joint ventures and associates	Other investments	Total	Joint ventures and associates	Subsidiary undertakings	Other investments	Total
	£m	£m	£m	£m	£m	£m	£m

Cost/valuation
At 1 April 2002	152	235	387	33	25,768	174	25,975
Additions	2	38	40	–	1,253	38	1,291
Transfers	(19)	19	–	–	–	–	–
Disposals	(31)	(14)	(45)	–	(23)	(11)	(34)
Revaluation	–	–	–	–	223	–	223
Exchange adjustments	(21)	(5)	(26)	–	–	–	–

At 31 March 2003	83	273	356	33	27,221	201	27,455

Loans
At 1 April 2002	9	–	9	11	6,295	–	6,306
Additions	–	–	–	–	853	–	853
Loans repaid	(8)	–	(8)	(10)	(1,429)	–	(1,439)

At 31 March 2003	1	–	1	1	5,719	–	5,720

Provisions and amounts written off
At 1 April 2002	(43)	(26)	(69)	(16)	(7,330)	–	(7,346)
Amounts written back in year	–	–	–	7	–	–	7
Increase in year	(2)	(126)	(128)	–	(7,515)	(116)	(7,631)
Disposals	–	1	1	–	21	–	21
Exchange adjustments	–	1	1	–	–	–	–

At 31 March 2003	(45)	(150)	(195)	(9)	(14,824)	(116)	(14,949)

Share of post acquisition reserves
At 1 April 2002	299	–	299	–	–	–	–
Share of retained profit	33	–	33	–	–	–	–
Disposals	(114)	–	(114)	–	–	–	–
Exchange adjustments	(25)	–	(25)	–	–	–	–

At 31 March 2003	193	–	193	–	–	–	–

Net book value
At 31 March 2003	232	123	355	25	18,116	85	18,226

At 31 March 2002	417	209	626	28	24,733	174	24,935

Back to Contents

notes to the financial statements

	Group				Company
	Joint ventures		Other		Joint ventures		Other
	and associates		investments		and associates		investments

	2003	2002	2003	2002	2003	2002	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m

Investments at net book value
Listed shares	84	84	21	21	17	17	–	6
Unlisted shares	147	324	64	61	7	2	47	45
Loans	1	9	–	–	1	9	–	–
Other	–	–	–	4	–	–	–	–
Listed ESOP shares (Note 24)	–	–	38	123	–	–	38	123

	232	417	123	209	25	28	85	174

The market value of the Group’s holdings in listed shares was £196 million (2002 – £215 million) for joint ventures and associates and £62 million (2002 – £24 million) for other investments. The market value of the Company’s holdings in listed shares of joint ventures and associates was £196 million (2002 – £215 million) and £nil (2002 – £10 million) for other investments. The Group and Company’s investment in listed ESOP shares has been written down to market value at 31 March 2003.

Reconciliation of Group share of profits less (losses) of joint ventures and associates with post acquisition retained reserves

	Joint ventures	Associates	2003	Joint ventures	Associates	2002	Joint ventures	Associates	2001
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Share of turnover	195	65	260	285	65	350	333	61	394
Operating costs	(142)	(43)	(185)	(190)	(45)	(235)	(236)	(44)	(280)

Operating profits less (losses)	53	22	75	95	20	115	97	17	114
Net interest	(2)	1	(1)	(12)	–	(12)	(2)	2	–

Share of profits less (losses) before tax	51	23	74	83	20	103	95	19	114
Taxation charge	(13)	–	(13)	(20)	–	(20)	(16)	(1)	(17)
Dividends paid to Group companies	(13)	(15)	(28)	(11)	(15)	(26)	(66)	(14)	(80)

Share of retained profits	25	8	33	52	5	57	13	4	17

Back to Contents

notes to the financial statements

Segmental analysis of Group share of turnover and operating profit/(losses) of joint ventures and associates
	Turnover			Operating profit/(loss)
	2003	2002	2001	2003	2002	2001
	£m	£m	£m	£m	£m	£m

Cable & Wireless Global
Global Services	6	–	33	–	(6)	11
Cable & Wireless Regional
Caribbean	111	109	87	35	35	32
Asia	52	75	55	13	17	5
Rest of World	91	97	103	27	25	25

Continuing operations	260	281	278	75	71	73
Discontinued operations	–	69	116	–	44	41

	260	350	394	75	115	114

The Global Services category comprises businesses which provide services to multinational customers and consequently supply these services from many geographic locations.

Group share of net assets of joint ventures and associates
	Joint ventures	Associates	2003	Joint ventures	Associates	2002
	£m	£m	£m	£m	£m	£m

Fixed assets	177	67	244	282	73	355
Current assets	47	35	82	210	34	244

Group share of gross assets	224	102	326	492	107	599

Current borrowings	(5)	–	(5)	(15)	(1)	(16)
Other current liabilities	(33)	(19)	(52)	(82)	(24)	(106)
Long term borrowings	(25)	–	(25)	(51)	(4)	(55)
Other long term liabilities	(13)	–	(13)	(14)	–	(14)

Group share of gross liabilities	(76)	(19)	(95)	(162)	(29)	(191)

Share of net assets	148	83	231	330	78	408

Back to Contents

notes to the financial statements

Segmental analysis of the Group share of net assets of joint ventures and associates

	Joint ventures	Associates	2003	Joint ventures	Associates	2002
	£m	£m	£m	£m	£m	£m

Cable & Wireless Global
Global Services	–	–	–	142	–	142

Cable & Wireless Regional
Caribbean	121	–	121	123	–	123
Asia	–	–	–	41	–	41
Other	27	83	110	24	78	102

	148	83	231	330	78	408

18	Stocks

Stocks comprise network equipment and items held for resale.

19	Current asset investments

Current asset investments comprise a listed investment in PCCW with a book value and market value at 31 March 2003 of £235 million (Company – £nil) and £11 million of gilts (Company – £11 million).

The Ordinary shares in PCCW form the exchange property in respect of the zero coupon exchangeable bonds due 2003 as detailed in Note 26.

20	Debtors
	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m

Amounts falling due within one year
Trade debtors	962	1,505	3	3
Amounts owed by subsidiary undertakings	–	–	82	97
Amounts owed by joint ventures and associates	8	5	5	4
Other taxation and social security	11	–	–	–
Other debtors	229	589	58	370
Prepayments and accrued income	241	275	6	6
Lease payments receivable	4	–	–	–

	1,455	2,374	154	480
Amounts falling due after more than one year
Other taxation and social security	16	–	–	–
Other debtors	45	50	–	1
Prepayments and accrued income	101	99	90	72
Lease payments receivable	4	15	–	–

	166	164	90	73

Total debtors	1,621	2,538	244	553

Back to Contents

notes to the financial statements

21	Short term deposits and cash at bank and in hand

Of the total amounts shown, £49 million (2002 – £45 million) is held in countries subject to exchange regulations which may delay repatriation.

On 13 January 2003, the Company paid £1.5 billion into escrow in respect of the disposal of One2One in 1999. Following the agreement reached with the Inland Revenue to settle the Group’s outstanding UK corporation tax affairs for the 10 years to 31 March 2001, the monies held in escrow were released by 31 March 2003 and the funds received on 1 April 2003.

22	Creditors
	Group		Company
	2003	2002	2003	2002
Amounts falling due within one year	£m	£m	£m	£m

Loans and obligations under finance leases
Bank loans and overdrafts	2	11	–	–
Current instalments due on loans	810	204	716	–
Obligations under finance leases	13	22	–	–

	825	237	716	–
Other creditors
Payments received on account	16	10	–	–
Trade creditors	846	1,161	–	–
Amounts owed to subsidiary undertakings	–	–	51	68
Amounts owed to associates and joint ventures	–	131	–	14
Dividends payable	–	83	–	83
Other taxation and social security	286	326	131	156
Other creditors	445	724	135	544
Accruals and deferred income	857	1,299	99	113

	2,450	3,734	416	978

Total creditors falling due within one year	3,275	3,971	1,132	978

Back to Contents

notes to the financial statements

	Group		Company
	2003	2002	2003	2002
Amounts falling due after more than one year	£m	£m	£m	£m

Other loans
Sterling repayable at various dates up to 2019	786	636	586	349
US dollars repayable at various dates up to 2038 *	666	1,417	449	1,187
Other currencies repayable at various dates up to 2017	74	159	–	–

	1,526	2,212	1,035	1,536
Less: Current instalments due	(810)	(204)	(716)	–

	716	2,008	319	1,536
Obligations under finance leases	5	14	–	–

Total other loans and obligations under finance leases	721	2,022	319	1,536

Other creditors
Other taxation and social security	74	–	74	–
Amounts owed to subsidiary undertakings	–	–	16,089	13,729
Other creditors	11	3	–	–
Accruals and deferred income	1	6	–	–

	86	9	16,163	13,729

Total creditors falling due after more than one year	807	2,031	16,482	15,265

*	Includes the zero coupon exchangeable bonds due 2003, which are exchangeable into ordinary shares of PCCW as detailed in Note 26.

The Articles of Association of the Company permit borrowing up to two and a half times the capital and reserves of the Group.

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m

Payment profile of total other loans and obligations under finance leases
In more than one year but not more than two years	56	1,295	–	1,217
In more than two years but not more than five years	226	276	121	121
In more than five years	439	451	198	198

	721	2,022	319	1,536

Any borrowing, the liability of which is swapped into another currency, is accounted for as a liability in the swap currency and not in the original currency of denomination.

Borrowings totalling £26 million are secured on assets of the Group (2002 – £32 million).

Back to Contents

notes to the financial statements

23	Provisions for liabilities and charges
		At1 April 2002	Additions/(releases)	Amounts used	Foreign exchange and other move- ments	At31 March 2003
	Note	£m	£m	£m	£m	£m

Group
Taxation, including deferred taxation	(i)	493	(31)	(380)	(15)	67
Pensions	(ii)	36	9	(5)	(1)	39
Redundancy	(iii)	15	108	(79)	–	44
Property	(iv)	216	303	(97)	(17)	405
Network	(v)	60	159	(34)	(3)	182
Other	(vi)	18	75	(67)	(3)	23

		838	623	(662)	(39)	760

		At1 April 2002	Additions	Amounts Used	At31 March 2003
	Note	£m	£m	£m	£m

Company
Taxation, including deferred taxation	(i)	203	(5)	(197)	1
Pensions	(ii)	14	4	–	18

		217	(1)	(197)	19

(i) Taxation, including deferred taxation

The movement in the Group deferred tax balance from £105 million to £67 million (Company – £6 million to £1 million) during the year comprises £31 million credited in the profit and loss account (Company – £5 million) and £7 million relating to exchange and other movements (Company – £nil). The total deferred tax balance relates to excess capital allowances. The movement in the Group’s other tax provisions from £388 million to £nil (Company – £197 million to £nil) comprises utilisation of £380 million in respect of the tax settlement (Company – £197 million) and £8 million (Company – £nil) relating to exchange and other movements.

The deferred tax liability does not include an amount of £24 million (2002 – £58 million) of contingent tax liability arising on the reserves of overseas subsidiaries, joint ventures and associates which the Group does not expect to remit to the United Kingdom.

As at 31 March 2003, the Group had tax losses to carry forward of approximately £6,860 million (2002 – £2,588 million) against which no deferred tax asset has been recognised. A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

(ii) Pensions

The Group operates various unfunded pension plans. Provision is made for the expected cost of meeting the associated liabilities. In view of their long term nature, the timing of utilisation of these provisions is uncertain. Included within this provision is an amount of £4.7 million (2002 – £6.4 million) to cover the cost of former Directors’ pension entitlements.

(iii) Redundancy

Provision has been made for the cost of redundancies announced during the year which are expected to be utilised within 12 months.

Back to Contents

notes to the financial statements

(iv) Property

Provision has been made for the best estimate of the unavoidable lease payments on vacant properties, being the difference between the rentals due and any income expected to be derived from their being sub-let. The provision is expected to be utilised over the shorter of the period to exit and the lease contract life. Provision has also been made for the difference between rentals on properties relating to businesses acquired during the previous financial year and their fair value at the date of acquisition. The provision is being utilised over the lease contract life.

(v) Network

Provision has been made for the best estimate of the unavoidable costs associated with redundant network capacity. The provision is expected to be utilised over the shorter of the period to exit and the lease contract life.

(vi) Other

Other provisions include £13 million relating to the disposal of the US discontinued businesses. It is expected that this provision will be utilised within 12 months. Other provisions also include £9 million relating to specific claims held against the Group’s insurance subsidiary.

24	Called up share capital
	2003	2002

Authorised
3,500,000,000 Ordinary Shares of 25p each
(2002 – 3,499,999,996 Ordinary Shares of 25p each)	£875m	£875m

Special Rights Preference Share of £1	–	£1

Allotted, called up and fully paid
2,383,124,694 Ordinary Shares of 25p each
(2002 – 2,382,124,684 Ordinary Shares of 25p each)	£596m	£595m

A proposal to re-designate the Special Rights Preference Share into four Ordinary Shares of 25p nominal value each was approved at the Annual General Meeting held on 12 July 2002. As a consequence the Company’s authorised share capital now comprises 3,500,000,000 Ordinary Shares of 25p each.

Purchases and allotments of Ordinary Shares of 25p each were made during the year in respect of the following:

	Number of shares allotted	Gross consideration received £

C&W Senior Employees’ Share Option Scheme	1	12
C&W Revenue Approved Share Option Scheme	9	47
Allotment of shares to Director	1,000,000	570,000

	1,000,010	570,059

Back to Contents

notes to the financial statements

At 31 March 2003 outstanding options granted under share option schemes to subscribe for Ordinary Shares were as follows:

	Number of shares	Price		Remaining period

C&W Senior Employees’ Share Option Scheme (SESOS)	428,994	420.5	p	2003
	1,483,726	472.4 to 553.3	p	2003-2004
	787,953	537.2 to 716.3	p	2003-2005
	3,683,191	722.3 to 982.0	p	2003-2006
	11,315,017	885.7 to 1311.9	p	2003-2007
	1,079,975	760.9 to 856.27	p	2004-2008
	910,941	470.6 to 545.22	p	2004-2008

C&W Savings Related Share Option Schemes (SAYE)	70,677	358.16	p	2003
	136,549	336.4 to 376.56	p	2003-2004
	115,114	394.48 to 427.84	p	2003-2005
	321,643	533.68 to 558.64	p	2003-2006
	92,839	625.36	p	2003-2007
	159,635	687.68	p	2003-2007
	61,359	985.92	p	2003-2008
	89,394	761.76	p	2004-2008
	635,743	357.92	p	2004-2009
	530,100	274.64	p	2005-2009
	1,962,593	158.36	p	2005-2009	*
	23,453,884	36.96	p	2006-2010	*

C&W Revenue Approved Share Option Scheme (RESOS)	314,701	338.04 to 397.7	p	2003
	321,289	446.5	p	2003-2004
	382,536	413.7	p	2003-2005
	358,447	420.5	p	2003-2006
	722,616	478.5 to 553.3	p	2003-2007
	179,082	704.6	p	2003-2008
	779,732	722.3 to 982.0	p	2003-2009
	7,560,683	907.8 to 1311.9	p	2003-2010
	360,225	760.9	p	2004-2011
	58,040	470.6	p	2004-2011

C&W Share Option Plan (Approved and Unapproved)	70,591,987	219.70 to 415.69	p	2003-2009
	30,905,617	158.6875 to 262.0	p	2003-2009	*

C&W Global Savings Related Share Option Scheme (GSAYE)	276,858	546.72	p	2003-2005
	564,994	625.36 to 687.68	p	2003-2007
	65,630	893.76 to 1110.38	p	2003-2008
	143,480	761.76	p	2004-2006
	2,282,827	229.92 to 777.20	p	2004-2007
	820,321	135.86 to 203.02	p	2005-2008	*
	1,078,398	109.76	p	2005-2008	*
	8,012,778	36.96	p	2006-2010	*

At 31 March 2003 outstanding options for American Depositary Receipts (ADRs) under the Cable & Wireless Employee Stock Purchase Plan are as follows:

	Number of ADRs	PriceUS$	Normal dates of exercise

C&W Employee Stock Purchase Plan	90,723	5.14	30/09/03	*
	131,511	2.95	31/03/04	*

* Granted during the year ended 31 March 2003.

Back to Contents

notes to the financial statements

The Employee Share Ownership Plan Trust

The Employee Share Ownership Plan Trust (the Trust), is a discretionary trust which has been funded by loans from the Company to acquire shares in Cable and Wireless plc. The Trust held 54,738,313 shares (2002 – 38,862,510 shares) valued at £38 million (2002 – £87 million) on 31 March 2003. The cost of running the Trust is included in the profit and loss account. The Trustees of the plan may notionally allocate Ordinary Shares in the Company annually to Executive Directors or other senior executives and other key staff. Shares are held in trust until such time as they may be transferred to employees in accordance with the terms of the Performance Share Plan, the Restricted Share Plan, the Deferred Short Term Incentive Plan, details of which are given in the Directors’ Remuneration Report, and the Share Option Plan, details of which are given below. The shares will be provided from existing Ordinary Shares in issue acquired by the Trustees. The expected cost of all these shares is charged to the profit and loss account over the life of the relevant scheme. Surplus shares may be held to satisfy future awards. The Trust has waived its rights to dividends. At 31 March 2003, there were 26,754 shares under options in relation to the Long Term Incentive Plan, 8,710,393 shares under contingent awards in relation to the Performance Share Plan, 763,283 shares under restricted share awards in relation to the Restricted Share Plan, 44,109 shares under the Deferred Short Term Incentive Plan and 76,210,041 shares under options in relation to the Share Option Plan.

Cable & Wireless Savings Related Share Option Scheme and Cable & Wireless Global Savings Related Share Option Scheme

Under the Cable & Wireless Savings Related Share Option Scheme (SAYE scheme), UK employees can enter a savings contract with a bank to save regular monthly sums of between £5 and £250 for a period of either three or five years. At the end of the savings contract, the participant receives interest from the bank on their savings. The savings and the interest may then be used to exercise an option over Ordinary Shares of the Company which are issued at a discount of 20 per cent to the market value of the Company’s Ordinary Shares at the date of grant. The Company has extended the SAYE scheme to its overseas employees by the Cable & Wireless Global Savings Related Share Option Scheme (GSAYE scheme). The GSAYE scheme is offered throughout the Group’s territories (with the exception of the UK and US) and it operates along similar lines to the SAYE scheme with local variances to accommodate local legal and tax considerations.

The Group has taken advantage of the exemption contained in UITF Abstract 17 – ‘Employee share schemes’ not to recognise a charge to the profit and loss account in respect of its Inland Revenue approved SAYE scheme.

Cable & Wireless Revenue Approved Share Option Scheme

Prior to July 2001, Cable & Wireless granted share options under the Cable & Wireless Revenue Approved Share Option Scheme (RESOS). Options awarded under this plan between June 1999 and July 2001 are subject to performance based conditions based on Cable & Wireless’ Total Shareholder Return (TSR) performance relative to the FTSE 100 Index, underpinned by real growth in earnings before interest, tax, depreciation and amortisation and turnover. For full vesting, Cable & Wireless’ TSR must achieve at least upper quartile level against the FTSE 100 between the third and fifth anniversaries of the date of grant. Half vesting applies for TSR at the median level, with a sliding scale between median and upper quartiles. If the performance conditions are not met by the fifth anniversary of the date of grant, the options lapse. As at the date of this report, no such options have achieved their performance conditions.

Options granted under RESOS before June 1999 became exercisable if growth in Company’s published earnings per share (excluding exceptional items) measured over any period of three consecutive financial years, commencing not earlier than the financial year in which the option was granted, exceeded by not less than 6 per cent the percentage growth of the Retail Price Index over the same three year period. All such options became exercisable in full. No further grants will be made under the RESOS plan.

Cable & Wireless Share Option Plan

The Share Option Plan is the principal vehicle for long-term retention and incentivisation for the Executive Directors, other executives and key staff. The level of any award is determined by the Remuneration Committee each year by reference to total remuneration within a market peer group, subject to an overriding annual limit of six times salary for the Chief Executive and four times salary for other Executive Directors.

The vesting of share options awarded to the Executive Directors and to all employees outside the United States is subject to relative TSR performance conditions. Full vesting occurs only if the TSR performance of the Company meets or exceeds the

Back to Contents

notes to the financial statements

upper quartile between the third and fifth anniversaries of the date of grant. Where TSR performance meets the median, 50 per cent of the initial award vests. A sliding scale operates between median and upper quartile, and nothing vests for TSR performance below the median. If performance conditions have not been met by the fifth anniversary of the date of grant, the options lapse.

Performance conditions are applied in determining the level of awards to employees in the United States, but do not normally apply to the vesting of such awards. In addition, 25 per cent of awards to employees in the United States vest on the first anniversary of the date of the grant with a further 25 per cent on each subsequent anniversary. These terms reflect normal practice in the United States.

Cable & Wireless Employee Stock Purchase Plan

The Company also offers employees of its US subsidiaries the Cable & Wireless Employee Stock Purchase Plan (ESPP) which is a section 423 qualified plan under the US Internal Revenue Code 1986. Under ESPP, employees can save over a one year period sums of between US$10 and US$800 per payroll payment. At the end of each period the employees have the option to purchase ADRs in the Company at a 15 per cent discount to the market price of an ADR at the date of grant. Each ADR represents three Ordinary Shares in the Company.

Cable & Wireless Share Purchase Plan

The Company also offers its employees who are chargeable to income tax, under Section 15 Income Tax (Earnings and Pensions) Act 2003, the Cable & Wireless Share Purchase Plan (the Plan) which is a Revenue Approved Share Incentive Plan. Under the Plan, employees can contribute between £5 and £125 per month, or 10 per cent of pre tax salary each month, whichever is the lower, to buy partnership shares in the Company. Shares are held in a UK resident trust and can be withdrawn from the trust at any time, but there may be pay as you earn taxation and national insurance contributions payable in such events if the shares have not been held in the trust for five years. Dividends on the partnership shares are re-invested in additional Dividend Shares.

25	Reserves
	Group
	Share premium	Capital redemption reserve	Profit and loss account
	£m	£m	£m

At 1 April 2002 after prior year adjustment	1,745	105	6,513
Exchange adjustments	–	–	(240)
Loss for the year retained	–	–	(6,570)

At 31 March 2003	1,745	105	(297)

	Company
	Share premium	Revaluation reserve	Capital redemption reserve	Profit and loss account
	£m	£m	£m	£m

At 1 April 2002	1,745	9,156	105	(512)
Revaluation	–	223	–	–
Exchange adjustments	–	–	–	17
Loss for the year retained	–	–	–	(7,676)

At 31 March 2003	1,745	9,379	105	(8,171)

Back to Contents

notes to the financial statements

The Company profit and loss account includes a net unrealised loss of £11,141 million (2002 – £3,626 million) in respect of impairments to investments in subsidiary undertakings.

The Company carries investments in subsidiary undertakings at valuation. Provisions for impairment have been made in respect of some of the Company’s investments in subsidiary undertakings.

The Directors have considered the value of the Company’s other fixed assets and are satisfied that the aggregate value of those assets which have not actually been revalued was not less than the aggregate amount at which they are stated in the Company’s accounts. Thus, under section 275(6) of the Companies Act 1985 the ‘relevant items’ (as mentioned in section 270(2) of the Act) are accordingly regarded as stated in the Company’s accounts on the basis that a revaluation of all of the Company’s fixed assets took place at that time.
Consequently, the provisions for impairment are deemed by section 275 of the Companies Act 1985 to be an unrealised loss.

Exchange adjustments in the Group are net of exchange profits of £20 million (2002 – £27 million, 2001 – losses of £39 million) on foreign currency borrowings. The cumulative amount of goodwill charged to reserves in prior years as a result of acquisitions, net of goodwill written back through the profit and loss account and statement of total recognised gains and losses, amounted to £475 million (2002 – £475 million, 2001 – £885 million). Of this amount £441 million (2002 – £441 million, 2001 – £441 million) related to joint ventures and associates.

26	Financial instruments

An outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments is set out in the Treasury activities and policies section of the Operating and Financial Review on pages 36 to 40.

For the purpose of the disclosures which follow in this note, short term debtors and creditors which arise directly from the Group’s operations have been excluded from financial assets and liabilities as permitted under Financial Reporting Standard 13 – ‘Derivatives and other financial instruments: disclosures’ except for currency risk disclosures. The disclosures therefore focus on those financial instruments which play a significant medium to long term role in the financial risk profile of the Group. An analysis of the carrying value of all financial assets and liabilities is given in the fair value table on page 126.

Interest rate management

The interest rate profile of the financial liabilities of the Group at 31 March 2003, after taking account of interest rate swaps and cross currency interest rate swaps, is set out in the table below:

Currency	Floating rate £m	Fixed rate £m	Non-interest bearing £m	2003 £m	Floating rate £m	Fixed rate £m	Non-interest bearing £m	2002 £m

Sterling	121	667	–	788	219	428	–	647
US$	104	119	449	672	122	408	914	1,444
Yen	–	74	–	74	13	147	–	160
Other	7	5	–	12	1	7	–	8

	232	865	449	1,546	355	990	914	2,259

The floating rate financial liabilities comprise bank borrowings bearing interest at rates fixed in advance for periods ranging from one week to six months by reference to LIBOR for sterling and US dollar borrowings.

The non-interest bearing financial liabilities comprise £449 million (2002 – £914 million) of the zero coupon exchangeable bonds, which are exchangeable into ordinary shares of PCCW. The bonds were issued on 9 April 2001 at 100 per cent of their US$1,504 million principal amount. During the year the Group purchased US$600 million (2002 – US$200 million) of the principal amount of the bonds at a discount to their face value. This resulted in a gain of US$15 million (£10 million),

Back to Contents

notes to the financial statements

(2002 – US$10 million (£7 million)) which is recognised in the current year profit and loss account in full. Subject to the conditions of the bonds, the bondholders had the option to exchange the bonds into ordinary shares of PCCW at any time prior to the close of business on 2 June 2003. The Company had the option to redeem the bonds at their principal amount provided that the market value of the ordinary shares of PCCW on such dealing day is greater than 120 per cent of the aggregate principal amount of the outstanding bonds on each of 15 of any 20 consecutive dealing days. Unless previously purchased or redeemed (on exchange or otherwise), the bonds will be redeemed at their principal amount on 9 June 2003.

The Group has a net asset of £4 million (2002 – £1 million net liability) resulting from the fair value of forward exchange contracts entered into before 31 March 2003. This has been excluded from the preceding table.

The weighted average interest rates for the fixed rate financial liabilities of the Group at 31 March 2003, together with the periods for which the rates were fixed, are set out in the table below:

	2003		2002
Currency	Weightedaverageinterestrate%	Weightedaverageperiod forwhich rateis fixedMonths	Weightedaverageinterestrate%	Weightedaverageperiod forwhich rateis fixedMonths

Sterling	7.9	95	8.6	154
US$	5.4	82	6.2	42
Yen	3.7	62	2.6	58
Other	10.9	114	10.9	121

	7.3	91	6.7	94

The interest and other similar income rate profile of the financial assets of the Group at 31 March 2003, after taking account of interest rate swaps, is set out in the table below:

Currency	Floating rate£m	Non-interest bearing£m	2003£m	Floating rate£m	Non-interest bearing£m	2002£m

Sterling	2,404	87	2,491	3,575	176	3,751
US$	623	11	634	1,077	17	1,094
Yen	12	1	13	22	8	30
HK$	1	254	255	2	546	548
Other	125	5	130	212	8	220

	3,165	358	3,523	4,888	755	5,643

The floating rate financial assets principally comprise cash and short term deposits. Of the total, approximately 90 per cent is held by the Group’s central treasury operations as sterling and US dollar cash deposits with short term maturities based on LIBOR and maturities ranging between one and 12 months.

At 31 March 2003, the Group had no financial assets upon which fixed income was earned during that year. The non-interest bearing financial assets are held in the form of shares.

During the year the Company purchased £75 million of credit linked notes issued by an AA-rated bank and referenced to the £200 million bond maturing in 2012. Two notes of £25 million and £50 million were purchased with maturities of September 2003 and July 2004 respectively. The transactions have a similar economic effect to repurchasing the referenced bonds for the period of the investment. The notes pay interest at an average rate of LIBOR plus 151 basis points.

Back to Contents

notes to the financial statements

In return for receiving interest on the credit linked notes at rates in excess of LIBOR the final redemption to be received by the Company is determined by certain circumstances related to the credit risk of the Company. These circumstances arise if there has been a ‘credit event’ as defined in the terms of the note, in which case the counterparties may redeem the notes at less than par value. A credit event arises in the event of any of the following circumstances in respect of Cable and Wireless plc only:

–	bankruptcy;
–	failure to make any payment due under any of its debt obligations, after expiration of any grace period and subject to a threshold of £25 million; and
–	restructuring of any of its debt subject to a threshold of £25 million.

If a credit event should take place, the credit linked note is unlikely to be redeemed for cash. Instead the Company is likely to receive its own bonds or debt obligations with a par value equivalent to that of the credit linked notes in settlement of redemption of the note.

Exchange risk management

The following table shows the Group’s currency exposures at 31 March 2003 on currency transactions that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating company involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas companies.

	Net foreign currency monetary assets/(liabilities) in £m
	2003					2002
Functional currency of the operating company	US$	Sterling	Euros	Other	Total	US$	Sterling	Euros	Other	Total

Sterling	20	–	2	2	24	54	–	7	5	66
Yen	(12)	–	–	(3)	(15)	(14)	–	–	(7)	(21)
HK$	3	3	–	–	6	3	–	–	–	3
Euros	(1)	(4)	–	1	(4)	(4)	1	–	–	(3)
Other	(26)	10	(3)	9	(10)	(169)	3	(6)	11	(161)

	(16)	9	(1)	9	1	(130)	4	1	9	(116)

The amounts shown in the table above take into account the effect of any cross currency swaps, forward exchange contracts and other derivatives entered into to manage these currency exposures.

Maturity of financial liabilities

The maturity profiles of the Group’s financial liabilities, as listed in the fair value table on page 126, are disclosed in Note 22.

Borrowing facilities

The undrawn committed facilities available at 31 March 2003, in respect of which all conditions precedent had been met at that date, were as follows:

	2003	2002
	£m	£m

Expiring within one year	30	90
Expiring in year two	–	30

	30	120

Back to Contents

notes to the financial statements

Fair value

The estimated fair value of the Group’s financial instruments are summarised below:

	2003		2002
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	£m	£m	£m	£m

Primary financial instruments held or issued to finance the Group’s operations
Trade investments	85	126	86	86
Cash	196	196	216	216
Short term deposits	2,958	2,958	4,063	4,063
Current asset investments	246	246	1,155	1,196
Net investment in finance lease receivables	–	–	15	15
Loans and obligations under finance leases due within one year	(376)	(378)	(237)	(237)
Convertible bonds	(449)	(447)	(914)	(882)
Other loans and obligations under finance leases due after more than one year	(721)	(681)	(1,108)	(1,148)
Other creditors falling due after more than one year	(86)	(86)	(9)	(9)

Derivative financial instruments held to manage interest rate and currency exposure
Forward rate agreements, interest rate swaps – assets	–	3	–	21
– (liabilities)	–	(1)	–	(3)
Cross currency swaps – assets	1	1	35	35
– (liabilities)	(16)	(16)	(26)	(28)
Forward exchange contracts	7	4	(1)	(1)

Trade investments

Trade investments above are detailed in Note 17 but exclude ESOP shares carried at £38 million (2002 – £123 million) with a fair value of £38 million (2002 – £87 million). The fair value is based on year end quoted prices for listed investments and estimates of likely sales proceeds for other investments.

Cash at bank and in hand, short term deposits and short term borrowings

The carrying value approximates to fair value either because of the short maturity of the instruments or because the interest rate on investments is reset after periods not greater than six months.

Current asset investments

The fair value is based on market value or estimates of likely sales proceeds.

Convertible bonds and other long term debt

The fair value is based on quoted market prices or, where these are not available, on the quoted market prices of comparable debt issued by other companies.

Forward rate agreements, interest rate and cross currency swaps

The fair value of forward rate agreements, interest rate and cross currency swaps is the estimated amount which the Group would expect to pay or receive were it to terminate the swaps at the balance sheet date. This takes into consideration current interest rates, current exchange rates and the current creditworthiness of the counterparties. The nominal value of swaps at 31 March 2003 was £2,146 million (2002 – £5,206 million).

Back to Contents

notes to the financial statements

Forward exchange contracts

The value of these contracts is the estimated amount which the Group would expect to pay or receive on the termination of the contracts. This takes into consideration current interest rates and current exchange rates. At 31 March 2003 the Group had £406 million of such contracts outstanding (2002 – £107 million).

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging (excluding hedges that have been accounted for by adjusting the carrying value of a fixed asset recognised on the balance sheet), and on the underlying asset or liability, are as follows:

	Gains	(Losses)	Net gains/(losses)
	£m	£m	£m

Unrecognised gains and losses on hedges
At 1 April 2002	88	(72)	16
Recognised during the year	(53)	4	(49)
Arising in the year that were not recognised during the year	(32)	64	32

At 31 March 2003	3	(4)	(1)

Of which:
Expected to be recognised in less than one year	3	(3)	–
Expected to be recognised in after more than one year	–	(1)	(1)

The above net unrecognised loss is a reflection of different market interest rates ruling at 31 March 2003.

27	Commitments and contingent liabilities

Commitments

Capital commitments at the end of the financial year, for which no provision has been made, are as follows:

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m

Contracted	135	367	–	–

The Group figures above exclude amounts payable for certain network assets to be ordered by August 2005 under a take or pay contract. During the year this contract was re-negotiated. The £16 million committed and payable under the amended contract has been provided for as at 31 March 2003.

In addition to the capital commitments above the Group has a number of operating commitments arising in the ordinary course of the Group’s business. The most significant of these relate to network operating and maintenance costs, and out-sourcing arrangements in the UK and US for the provision of certain services including human resources and information technology systems management. In respect of operating and maintenance costs, in the event of default of another party, the Group may be liable to additional contributions under the terms of the agreements.

Back to Contents

notes to the financial statements

Contingent liabilities

Contingent liabilities at the end of the financial year for which no provision or disclosure has been made elsewhere in the financial statements are as follows:

	Group		Company
	2003	2002	2003	2002
	£m	£m	£m	£m

Trading guarantees	181	154	181	154
Other guarantees	–	–	489	547

	181	154	670	701

Upon re-examination of the Group’s trading guarantees the comparative for 2002 has been amended to £154 million.

Trading guarantees principally comprise performance bonds or contracts issued in the normal course of business guaranteeing the Group will meet its obligations to complete projects in accordance with the contractual terms and conditions. The guarantees also enable the customer to obtain repayment of any advance payment in the event of the relevant subsidiary failing to carry out its contractual obligations in full. Some of these guarantees are uncapped.

The nature of contracts includes projects, service level agreements, installation of equipment, surveys, purchase of equipment and transportation of materials. The guarantees contain a clause that they will be terminated on final acceptance of work to be done under the contract.

Other guarantees include guarantees in respect of the financial obligations of subsidiary undertakings principally in respect of leases, borrowings and letters of credit.

Pender Insurance Limited (‘Pender’), the Group’s Isle of Man insurance subsidiary, has written policies in favour of the Group and third parties. Significant insurance claims have been made against Pender under certain of these third party policies. Pender is currently taking legal advice and it intends to defend vigorously these claims, and has notified its reinsurers where appropriate. The Board of Pender, in accordance with Financial Reporting Standard 12 ‘Provisions, contingent liabilities and contingent assets’ determined that no provision was required in its financial statements for these claims for the year ended 31 March 2003. As certain of the insurance claims have not yet been fully quantified or substantiated by the claimants, it is not currently practicable to estimate their financial effects. Since 31 March 2003, Pender has ceased to write third party insurance.

Other matters

In addition the Company has, as is considered standard practice in such agreements, given guarantees and indemnities in relation to a number of disposals of subsidiary undertakings in prior years. Generally, liability has been capped at no more than the value of the sales proceeds, although some uncapped indemnities have been given.

In relation to the sale of CWC ConsumerCo, the Company gave a number of standard warranties and indemnities. There is no time limit or cap that applies generally. The Company also gave warranties and indemnities in relation to facility sharing agreements.

The Directors do not expect any of these guarantees to result in a material loss to the Group or Company.

Back to Contents

notes to the financial statements

28	Leases

Group operating lease commitments payable in the following year, analysed according to the period in which each lease expires are as set out below. The comparative disclosure has been adjusted following the announcement on 13 November 2002 of the Group’s interim results that included additional information in respect of the Group’s estimated property and other lease commitments.

	Land and buildings		Other assets
	2003	2002	2003	2002
	£m	£m	£m	£m

Expiring within one year	17	4	49	72
Expiring in years two to five	44	37	34	34
Expiring thereafter	97	111	23	24

	158	152	106	130

The Company had no operating lease commitments payable (2002 – £nil).

29	Reconciliation of Group operating loss to net cash inflow from operating activities
	2003	2002	2001
For the year ended 31 March	£m	£m	£m

Group operating loss	(6,075)	(5,025)	(382)
Add back non-cash items:
Depreciation and amortisation (before exceptional items)	861	1,634	1,595
Exceptional non-cash items (Note 10)	5,446	3,916	444
Other non-cash items	27	197	35
Decrease/(increase) in stocks	33	(90)	(37)
Decrease/(increase) in debtors	882	(182)	(531)
(Decrease)/increase in creditors	(893)	(156)	389
Fundamental reorganisation costs	(89)	(133)	(186)
Net cash outflow in respect of provisions	(97)	(67)	(40)

Net cash inflow from operating activities	95	94	1,287

Back to Contents

notes to the financial statements

30	Reconciliation of net cash flow to movement in net funds/(debt)
	2003	2002	2001
For the year ended 31 March	£m	£m	£m

(Decrease)/increase in cash in the year	(2,120)	1,635	423
Cash outflow/(inflow) resulting from (increase)/decrease in debt and lease financing	581	(538)	984
Cash outflow/(inflow) resulting from increase/(decrease) in liquid resources (Note 32)	1,040	(2,586)	(129)

(Decrease)/increase in net debt resulting from cash flows	(499)	(1,489)	1,278
Conversion of unsecured loan stock	–	–	37
Borrowings of businesses acquired and disposed	–	1,239	2,044
Translation and other differences	87	(22)	190

Movement in net debt in the year	(412)	(272)	3,549
Net funds/(debt) at 1 April	2,020	2,292	(1,257)

Net funds at 31 March	1,608	2,020	2,292

31	Analysis of changes in net funds/(debt)
	At 1 April 2002	Cash flow	Exchange movements	At 31 March 2003
	£m	£m	£m	£m

Cash at bank and in hand	216	(7)	(13)	196
Short term deposits repayable on demand	2,240	(2,121)	21	140
Bank overdrafts	(11)	8	1	(2)

	2,445	(2,120)	9	334

Liquid resources (Note 32)	1,823	1,040	(45)	2,818

Debt due within 1 year	(226)	(707)	110	(823)
Debt due after 1 year	(2,022)	1,288	13	(721)

Total debt	(2,248)	581	123	(1,544)

Total net funds	2,020	(499)	87	1,608

32	Liquid resources

Liquid resources comprise short term deposits which are readily convertible into known amounts of cash at or close to their carrying value.

Included within liquid resources are amounts totalling £48 million (2002 – £47 million) held by the Group’s insurance subsidiary. These assets are actively managed to meet insurance liabilities. These assets are required to meet insurance solvency requirements and, as a result, are not all readily available for the general purposes of the Group. Other short term deposits typically include bank deposits, excluding those which are repayable on demand, commercial paper and government securities. These deposits have short maturities and a high turnover arising from rollover as part of the Group’s treasury management activities.

Back to Contents

notes to the financial statements

33	Related party transactions

Transactions with joint ventures and associates

All transactions with joint ventures and associates arise in the normal course of business. The aggregate transactions recorded by the Group with joint ventures and associates, which are considered to be material and which have not been disclosed elsewhere in the financial statements, are summarised below:

	2003	2002
For the year ended 31 March	£m	£m

Turnover	2	7
Outpayments	4	6
Other operating expenses payable	–	2
Dividends received	28	26
Purchase of fixed assets	–	4

Amounts owed by joint ventures and associates and owed to joint ventures and associates are set out in Notes 20 and 22 respectively.

Transactions with Directors

There were no material transactions with Directors, except for those relating to remuneration and shareholdings disclosed in the Directors’ Remuneration Report on pages 65 to 78.

34	Legal Proceedings

Class action litigation against Cable and Wireless plc

Between December 2002 and February 2003, ten shareholder class action lawsuits were filed in the United States District Court for the Eastern District of Virginia naming Cable and Wireless plc and several of its officers and directors as defendants.

In March 2003, the court consolidated all of the cases into one action, styled as In re Cable and Wireless plc Securities Litigation, Civil Action No. 02-1860-A. The Court has appointed Ontario Teachers’ Pension Plan Board, an institutional investor located in Canada, and Alex Osinski, a U.S. citizen, as co-lead plaintiffs (collectively ‘lead plaintiffs’) to prosecute on behalf of all plaintiffs.

In May 2003, the lead plaintiffs filed a consolidated complaint that alleges violations of certain sections of the Securities and Exchange Act of 1934 and the rules promulgated thereunder. A central allegation is that the defendants made false and misleading statements about the Company’s financial condition by failing to disclose on a timely basis the existence of a tax indemnity and a ratings trigger to place money in escrow until any liability which the Company may have had under the tax indemnity was finally determined. The indemnity and ratings trigger appear in an agreement between the Company and Deutsche Telekom for the sale of the Company’s interest in the mobile telephone company that operated under the name One2One.

In addition to the allegations relating to the tax indemnity, the consolidated complaint also alleges that the defendants made false and misleading statements by: (1) failing to disclose certain lease liability commitments and (2) improperly recognising revenue received from sales of capacity to other carriers.

The plaintiffs seek unspecified money damages in their complaints.

Cable & Wireless believes that it has meritorious defences to these claims and intends to vigorously defend itself in this litigation.

Back to Contents

notes to the financial statements

Dispute with IBM UK Limited

Disputes between (1) Cable and Wireless plc and IBM United Kingdom Limited, (2) Cable & Wireless USA, Inc. and International Business Machines Corporation and (3) IBM Japan Limited and Cable & Wireless IDC Incorporated (collectively ‘Cable & Wireless’ and ‘IBM’ respectively) have arisen out of a Global Framework Agreement (GFA) dated 20 December 2000, and related agreements, pursuant to which IBM agreed to supply to Cable & Wireless information technology services.

In order to monitor the quality of the services provided by IBM, including price and service levels, the GFA contains ‘benchmarking’ provisions, which set out the processes and procedures by which the services provided by IBM are to be assessed against a pre-determined objective. In February 2002, the parties engaged Compass America Inc (Compass) to conduct a benchmark for the 14 month period from 1 January 2001 to 28 February 2002, the results of which revealed significant levels of overcharging by IBM.

Disputes arose as to whether the GFA obliged IBM to repay to Cable & Wireless the amounts that the benchmark established it has been overcharged and as to whether the Compass reports were valid both in terms of their substance and conformity with the GFA benchmarking requirements. On 4 July 2002, the Company issued proceedings for a declaration that it is entitled to compensation from IBM UK for any period of overcharging, including past overcharging, and to compensation in respect of overcharging as identified by Compass.

After an inconclusive Court-ordered mediation that took place in December 2002, the Court ordered an expedited trial of all matters in issue between the parties. Full pleadings were then exchanged. Cable & Wireless seeks a declaration as to the meaning of certain overcharging related provisions of the GFA and compensation for overcharging by IBM. From January 2001 to the date Cable & Wireless’ proceedings were issued, its claim in respect of overcharging by IBM amounts to approximately £115 million in respect of the United Kingdom and approximately US$22 million in respect of the United States. For each month that IBM refuses to reduce its charges a further substantial overcharge arises. IBM UK and IBM US seek the declaration in respect of the Compass reports referred to above and IBM UK has brought counterclaims in respect of work it alleges Cable & Wireless should have given to it under the GFA and claims damages to be assessed. IBM Japan Limited seeks payment of certain charges allegedly due and payable to it by Cable & Wireless IDC Inc. Subsequently, on 21 February 2003, the Court directed that Cable & Wireless’ claim as to the meaning of certain overcharging related provisions of the GFA should be heard separately from the other claims and counterclaims as a preliminary issue. The preliminary issue has been set for trial in September 2003.

Cable & Wireless believes that it has meritorious defences to the counter claims asserted by IBM and intends to vigorously defend itself in this litigation.

Claim by APCC Services, Inc. and others

On 30 March 2001, a complaint was filed in the US District Court for the District of Columbia against Cable & Wireless USA, Inc. and was served on Cable & Wireless USA, Inc. on 25 June 2001. The complaint was filed by a group of billing and collection agents on behalf of hundreds of entities that own and operate public payphones throughout the United States. The complaint alleges that Cable & Wireless USA, Inc. violated the US Communications Act and the rules, regulations, and orders of the Federal Communications Commission by not adequately compensating the independent payphone operators for toll free and access code calls that were made from the independent payphone operators’ payphones and carried over Cable & Wireless USA, Inc.’s network.

The complaint seeks approximately US$5 million in monetary damages. In August 2001, Cable & Wireless USA, Inc. and the plaintiff entered into a tolling agreement whereby the obligations of the parties in litigation would be suspended until 1 November 2001, while the parties attempted to resolve the dispute informally. Plaintiffs refiled their complaint which is now pending in the US District Court for the District of Columbia. The parties agreed to a confidential, non-binding, third-party neutral evaluation for settlement purposes which is currently ongoing.

Cable & Wireless USA, Inc. believes that it has meritorious defences to the claims. If the dispute is not resolved through the neutral evaluation process, Cable & Wireless USA, Inc. intends to vigorously defend the action.

Litigation against Digital Island, Inc./Cable & Wireless Internet Services, Inc.

As described in ‘Business Description – History’, in 2002 Cable & Wireless acquired 100 per cent of Digital Island, which is now known as Cable & Wireless Internet Services, Inc.

Back to Contents

notes to the financial statements

Akamai Technologies, Inc. (Akamai) and the Massachusetts Institute of Technology (MIT) filed a patent infringement suit against Digital Island on 13 September 2000 in the US District Court for the District of Massachusetts, alleging that a version of Digital Island’s content delivery service infringes a patent owned by MIT and licensed exclusively to Akamai. On 20 September 2000, Akamai and MIT filed a further claim alleging infringement by Digital Island of a second Akamai patent.

On 21 December 2001, a jury invalidated three of the claims related to one of the Akamai patents. The jury also found that Digital Island infringed one independent claim and three dependent claims of this patent. Digital Island was found not to have infringed the other patent. On 23 August 2002, the Court entered a permanent injunction prohibiting further infringement of certain of the surviving claims. Cable & Wireless has revised its content delivery service (at little cost to and with no other effect on its customers) in such a way that Cable & Wireless believes that the infringement no longer exists and that the injunction is of no effect. Nevertheless, on 17 September 2002, Akamai filed a contempt motion with the Court asserting that Cable & Wireless Internet Services, Inc. is violating the injunction by continuing to infringe the surviving Akamai claims. The Court denied Akamai’s motion on 1 November 2002. A damages trial has not yet been scheduled on the infringed claims.

On 22 January 2003, Akamai filed a patent infringement suit against Cable & Wireless Internet Services, Inc. in the US District Court for the Eastern District of Virginia, alleging that the Cable & Wireless content delivery service infringes a recently-issued patent owned by Akamai. Upon motion by Cable & Wireless Internet Services, Inc. the case was transferred to the District Court for the District of Massachusetts.

On 22 April 2003, Akamai filed a patent infringement suit against Cable & Wireless Internet Services, Inc. in the US District Court for the District of Massachusetts, alleging that the Cable & Wireless content delivery service infringes a patent issued to Akamai that same day. Akamai has not yet effected service of the complaint in this case.

On 29 August 2002, Teknowledge Corporation (Teknowledge) filed a patent infringement suit against Cable & Wireless Internet Services, Inc., Akamai, and Inktomi Corporation in the US District Court for the District of Delaware, alleging that the content delivery service of each defendant infringes a patent owned by Teknowledge. Upon motion by Cable & Wireless Internet Services, Inc. the case was transferred to the District Court for the Northern District of California.

Cable & Wireless Internet Services, Inc. believes that it has meritorious defences to the outstanding claims asserted in these cases and intends to vigorously defend itself in these cases.

Class actions against Digital Island, Inc. in connection with its initial public offering

In August 2001, Digital Island became aware that two purported shareholder class action lawsuits were filed in the US District Court for the Southern District of New York naming Digital Island as a defendant along with certain of its present and former officers and directors and alleging violations of certain sections of the Securities Act 1933 and the Securities Exchange Act 1934.

The actions (which now include a third suit making virtually identical claims and allegations) allege that the Registration Statement and Prospectus through which Digital Island conducted its initial public offering (IPO) in June 1999 was false and misleading because it failed to disclose, amongst other things, that:

(i)
the underwriters of the IPO allegedly had solicited and received excessive and undisclosed commissions from certain investors in exchange for which the underwriters allocated to those investors material portions of the restricted number of Digital Island shares issued in connection with the IPO; and

(ii)
the underwriters allegedly had entered into agreements with customers whereby the underwriters agreed to allocate Digital Island shares to those customers in the IPO in exchange for which the customers agreed to purchase additional Digital Island shares in the after market at pre-determined prices.

On 15 July 2002, Cable & Wireless Internet Services, Inc. moved to dismiss all claims against it. On 19 February 2003, the Court denied the motion to dismiss.

Cable & Wireless Internet Services, Inc. is now engaged in settlement discussions with the plaintiffs. Notwithstanding this Cable & Wireless Internet Services, Inc. believes that it has meritorious defences to these claims and, should the settlement discussions prove unsuccessful, intends to vigorously defend itself in any such litigation.

Back to Contents

notes to the financial statements

Class action securities litigation against Digital Island, Inc., Cable & Wireless and others

Digital Island, Cable and Wireless plc, Dali Acquisition Corp. (Dali) (a former subsidiary of Cable & Wireless), and certain of the then present and former directors of Digital Island, have been named as defendants in six separate putative class action lawsuits alleging various claims arising out of Cable & Wireless’ acquisition of Digital Island in August 2001. Three of the lawsuits were filed in the US District Court for the District of Delaware and three were filed in the Delaware Court of Chancery. The three federal lawsuits were consolidated into a single case, and, while the plaintiffs’ motion to consolidate the three state cases was granted on 24 April 2002, the plaintiffs have yet to file a consolidated, amended complaint.

The federal suit alleged that the defendants violated federal securities laws by failing to disclose on a timely basis that Digital Island had entered into certain business agreements with Bloomberg, L.P., and Major League Baseball. It further alleged that compensation agreements with certain officers and/or directors of the company violated the federal securities ‘all-holders’ rule. One state lawsuit alleged violations of Delaware law based upon similar allegations.

The other two state lawsuits alleged various violations of Delaware law against the same corporate defendants and the present and former Digital Island directors, including that they failed to disclose all material facts relating to Digital Island’s relationship with Microsoft, and that they failed to obtain a fair price for Digital Island shares.

On 10 September 2002, a federal judge granted the defendants’ motion to dismiss the federal lawsuits with prejudice. Plaintiffs have appealed the decision to the US Circuit Court of Appeals for the Third Circuit. Cable & Wireless believes that it and its subsidiaries have meritorious defences to the claims asserted in these lawsuits, and intends to continue to vigorously defend itself in that litigation as well should the plaintiffs pursue those claims.

Litigation with Cibertec International, S.A. and Inversiones Kamasu, S.A.

Cibertec International, S.A. and Inversiones Kamasu, S.A. initiated proceedings against Cable & Wireless Panama, S.A. and Cable and Wireless (CALA Management Services) Limited in Panama on 29 October 1999. The claim is for approximately US$125 million and alleges breach of contract. On 18 November 2002, the Panamanian Circuit Court handed down a decision against Cable & Wireless Panama, S.A. awarding damages of US$67,255,000, including moral damages and costs. The Court decided that Cable & Wireless Panama, S.A. had failed to maintain in sufficient confidence certain of the proprietary information of the plaintiffs.

Cable & Wireless Panama, S.A. appealed the judgement on 3 December 2002 and intends to pursue this appeal vigorously. Pending the resolution of its appeal, Cable & Wireless Panama, S.A. is not obliged to pay, and has not paid, any of the awards against it.

Claim against the Minister of Finance and Economy

On 16 December 2002, a complaint was filed at the Supreme Court of Justice of Panama against the Minister of Finance and Economy in Panama alleging that the Operating Agreement executed between Cable and Wireless (CALA Management Services) Limited and INTEL, S.A. (now Cable & Wireless Panama, S.A.) as part of the privatisation agreements was null and void ab initio, on the grounds that it had not been published in the Official Gazette in Panama.

On 21 March 2003, the Court admitted the claim against the Minister of Finance and Economy.

Panamanian counsel consider this claim to be without merit and none of Cable and Wireless plc, Cable & Wireless Panama, S.A. or Cable and Wireless (CALA Management Services) Limited are parties to the complaint. However, if the complaint were to be successful and the Operating Agreement declared null and void, then the complainants could file a complaint against Cable and Wireless (CALA Management Services) Limited requiring the return of all management fees collected under the agreement since its execution. This would amount to approximately £60 million. In the event that this complaint is successful, Cable & Wireless and its subsidiaries intends to vigorously pursue any legal recourse available to them.

Claim by Caribtel (Caribbean) Limited

On 9 May 2003, Caribtel (Caribbean) Limited, a telecommunications operator specialising in calling cards, filed a suit against Cable & Wireless Jamaica Limited in the Supreme Court of Judicature of Jamaica. Caribtel has alleged that Cable & Wireless Jamaica Limited wrongfully disconnected Caribtel’s local access telephone services, resulting in a breach of contract and a violation of the Jamaican Fair Competition Act and the Telecommunications Act. Caribtel is claiming US$50 million of lost income to its pre-paid local access calling card business for the period from 25 April 2003 to 25 April 2006. Caribtel has also claimed aggravated and/or exemplary damages of Jamaica $300 million (approximately £2.94 million) and is seeking injunctive relief to have Cable & Wireless Jamaica Limited reinstate Caribtel’s local access telephone service.

Back to Contents

notes to the financial statements

On 22 May 2003, Caribtel presented a petition for injunctive relief before the Supreme Court of Jamaica requesting that Cable & Wireless Jamaica Limited be required to reinstate Caribtel’s local access telephone service; be restrained from disconnecting any other telecommunications facility currently supplied to Caribtel’s business premises until trial; and be prevented from calling on a prior bank guarantee that Caribtel had provided to Cable & Wireless Jamaica Limited in conjunction with a settlement agreement entered into between the parties in February 2003 relating to breaches of contract by Caribtel in December 2002. The injunctions were not granted by the court. However, Cable & Wireless Jamaica Limited gave an undertaking that it would not disconnect the direct internet access facility pending a hearing scheduled for 2 June 2003.

Prior to the hearing of 2 June 2003, Caribtel approached Cable & Wireless Jamaica Limited with a view to arriving at a settlement. The parties entered into negotiations as a result of which the matter was taken off the court list by consent of both parties. A new court date will be set if the parties are unable to arrive at a settlement. Cable & Wireless Jamaica Limited believes that its actions were lawful and that it was entitled to disconnect Caribtel’s services under its contract with Caribtel. If the settlement negotiations prove unsuccessful, Cable & Wireless Jamaica Limited will continue to defend itself vigorously in this matter.

Arbitration between Tilts Communications A/S/Cable and Wireless plc/Sonera OY and Republic of Latvia/Lattelekom SIA

In September 2001, Cable and Wireless plc was joined as a party to an arbitration in connection with its former participation with Sonera OY (Sonera) in the joint venture Tilts Communications A/S (Tilts). Through Tilts, Cable and Wireless plc and Sonera purchased a 49 per cent shareholding in a Latvian telecommunications company, Lattelekom SIA (Lattelekom) in 1994. Cable and Wireless plc sold its interest in Tilts to Sonera in June 1998.

Tilts commenced arbitration proceedings in August 2000 against the Republic of Latvia alleging a number of breaches of an agreement signed in 1994 by Tilts, Lattelekom and the Republic of Latvia (the ‘Umbrella Agreement’). Tilts claims a total of approximately LVL87.6 million (approximately £95 million) from the Republic of Latvia as compensation for, amongst other things, losses sustained as a consequence of the shortening of the twenty year exclusivity period granted to Lattelekom as the provider of fixed line telecommunications services.

The Republic of Latvia has asserted nine counterclaims for a total of approximately LVL599.5 million (approximately £656 million) against Tilts, alleging that Tilts has failed to comply with various obligations it assumed under the Umbrella Agreement including (i) to digitalise and otherwise improve Lattelekom’s network in accordance with its contractual commitments, (ii) to meet certain quality of service and network performance commitments, and (iii) to procure that Sonera sell its shares in GSM operator Latvijas Mobilais Telefons to Lattelekom. Tilts considers that the counterclaims asserted by the Republic of Latvia are unfounded.

Cable and Wireless plc was joined as a party to the arbitration by the Republic of Latvia because it (and Sonera) guaranteed the performance by Tilts of its obligations under the Umbrella Agreement to the Republic of Latvia by performance and parental guarantees. However, as part of the arrangements relating to Sonera’s purchase of Cable and Wireless plc’s shares in Tilts, Sonera provided Cable and Wireless plc with an indemnity for any liability incurred by Cable and Wireless plc under these guarantees. Provided Sonera honours its obligations under the indemnity, Cable and Wireless plc will not be exposed to any liability under these guarantees. Cable and Wireless plc has taken legal advice. Based on this advice, Cable and Wireless plc believes that the indemnity is binding. In addition, Sonera provided Cable and Wireless plc with a letter dated 11 December 2001, confirming that in its view all liabilities, costs and expenses incurred by Cable and Wireless plc in connection with the arbitration fell within the scope of the indemnity. Following the acquisition of Sonera in 2002, the successor entity to Sonera, TeliaSonera, provided Cable and Wireless plc with a further letter dated 23 February 2003, acknowledging Sonera’s obligations under the indemnity and stating that TeliaSonera’s acquisition of Sonera did not alter the validity of the confirmations given by Sonera in its earlier letter of 11 December 2001.

Other than the above, there are no pending legal or regulatory proceeding against the Company or any of its Subsidiaries which the Company believes will if determined adversely to the Group have a material adverse effect on the Group’s liquidity or results of operation.

Back to Contents

notes to the financial statements

35	Subsidiary undertakings, joint ventures and associates at 31 March 2003
			Ownership
Subsidiaries	Local currency	Issued Share Capital (m)	Direct	Via subsidiaries	Class of shares	Country of incorporation	Area of operation

Cable & Wireless UK		£2,333	–	100%	Ordinary	England	UK
Cable & Wireless USA, Inc.	US$	–	–	100%	Ordinary	US	US
Cable & Wireless Jamaica Limited	J$	15,883	–	82%	Ordinary	Jamaica	Jamaica
Cable and Wireless (Cayman Islands) Limited	Cay$	–	–	100%	Ordinary	Cayman Islands	Cayman Islands
Cable & Wireless Panama SAa	Balboa	316	–	49%	Ordinary	Panama	Panama
Companhia de Telecomunicacoes de Macau, S.A.R.L.[b]	Pataca	150	51%	–	Ordinary	Macau	Macau and China
Cable & Wireless Global Limited		£–	–	100%	Ordinary	Rep. of Ireland	World wide
Cable & Wireless IDC Inc.	Yen	36,200	–	98%	Ordinary	Japan	Japan
Cable & Wireless Internet Services Inc.	US$	–	–	100%	Ordinary	US	US
Cable & Wireless (Barbados) Limited	B$	–	–	81%	Ordinary	Barbados	Barbados
Cable and Wireless (West Indies) Limited		£5	–	100%	Ordinary	England	Caribbean
Yemen International Telecommunications Company LLC[b]	YRiyal	192	51%	–	Ordinary	Yemen	Yemen
Dhivehi Raajjeyge Gulhun Private Limitedbc	Rufiya	190	45%	–	Ordinary	Maldives	Maldives

Joint ventures

Telecommunications Services of Trinidad and Tobago Limited[d]	T$	283	–	49%	Ordinary	Trinidad and Tobago	Trinidad and Tobago

Associates

Bahrain Telecommunications Company B.S.C.[b]	Dinar	100,000	20%	–	Ordinary	Bahrain	Bahrain

Notes
The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore, only includes those companies whose results or financial position, in the opinion of the Directors, principally affects the figures shown in the Group’s Financial Statements.

Full details of all subsidiary undertakings, joint ventures, associates and trade investments will be attached to the Company’s Annual Return, to be filed with the Registrar of Companies in England and Wales.

[a]	The Group regards this company as a subsidiary because it controls the majority of the Board of Directors through a shareholders’ agreement.
[b]	This company had a financial year end of 31 December 2002 due to the requirements of the shareholders’ agreement.
[c]	The Group regards this company as a subsidiary undertaking because it exercises dominant influence through a management agreement.
[d]	This company is audited by a firm other than KPMG International member firms.

Back to Contents

notes to the financial statements

36	Summary of differences between United Kingdom and United States GAAP

Basis of preparation

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles (GAAP) in the United Kingdom which differ in certain material respects from US GAAP. The following is a summary of the significant differences applicable to the Group, and the adjustments necessary to present net income and shareholders’ equity in accordance with US GAAP are shown on pages 142 and 143.

UK GAAP	US GAAP

Goodwill

Goodwill arising on acquisitions prior to 1 April 1998 was eliminated directly against reserves. Amounts are transferred from reserves and charged through the profit and loss account when the related investments are sold or written down as a result of an impairment.

Following the adoption of FRS 10 ‘Goodwill and intangible assets’, goodwill arising after 31 March 1998 is capitalised and amortised through the profit and loss account over the intangible assets estimated useful economic lives.

The profit or loss on the disposal of all or part of a previously acquired business is calculated after taking account of the gross amount of any goodwill previously eliminated directly against reserves and not already charged to the profit and loss account. An adjustment to profit or loss on disposal is required in respect of the unamortised portion of goodwill.

For acquisitions completed prior to 1 July 2001, goodwill was capitalised and amortised by charges against income over the period, not exceeding 20 years, over which the benefit arises.

Goodwill acquired prior to 30 June 2001 ceased to be amortised from 31 March 2002. For acquisitions completed after 1 July 2001, Statement of Financial Accounting Standards (SFAS) 141 ‘Business Combinations’ and 142 ‘Goodwill and Other Intangible Assets’ require that goodwill is not amortised. From 1 April 2002 all goodwill is tested at least annually for impairment.

Certain elements of goodwill under UK GAAP must be classified as other intangible assets under US GAAP, which are also capitalised and amortised over their estimated useful economic lives.

Customer acquisition costs

Customer acquisition costs are written off over the expected customer life.	Customer acquisition costs are written off over the initial contract period.

Restructuring

Redundancy provisions relating to a restructuring can only be recognised once an entity has a constructive obligation in respect of a past event. This is the case where an entity has raised a valid expectation in those affected that it will carry out the restructuring and has in place a detailed formal plan.

Redundancy provisions relating to a restructuring provision can only be recognised when the company is irrevocably committed to the plan and has communicated the arrangements to the employees.

If there is a requirement for future service, the company should accrue the liability over the future service period. Employees are required to render ‘future service’ if they must render service until they are terminated and the service period extends beyond a minimum retention period, limited to 60 days unless a contract or law mandates otherwise.

Back to Contents

notes to the financial statements

UK GAAP	US GAAP

The costs of terminating property leases under a restructuring may be recognised when the decision to restructure has been taken.	The costs of terminating property leases may not be recognised until the contract has been terminated and liabilities for remaining lease rentals are not recognised until the property is physically vacated. If a property has been vacated, but the contract has not been terminated, a liability for the fair value of the future costs may be recognised but must be reduced by the estimated sublease income that could reasonably be obtained, even if the company has no intention of entering into a sublease.

Onerous contracts

If an entity has a contract that is onerous, the present obligation under the contract should be recognised and measured as a provision. An onerous contract is one where the unavoidable costs of meeting the obligations under it exceed the expected benefits to be received.	The costs of an onerous contract will be recognised as they are incurred.

Derivative and hedge accounting

Derivative instruments are recorded at appropriate historical cost amounts, with fair values shown as a disclosure item. Profits and losses from hedging activities are matched with the underlying cash flows and profits being hedged.

The notional amounts of interest rate swaps and FRAs are not recorded on the balance sheet. Forward exchange contracts are carried on the balance sheet at the difference between the amounts of the payable and receivable currency revalued at the closing exchange rate.

In accordance with SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ all derivatives are recognised on the balance sheet at their fair value. The accounting for subsequent changes in the fair value of a derivative (that is, gains and losses) depends on the intended use:

	•	if a derivative is designated as either a hedge of the fair value of a recognised asset or liability or of an unrecognised firm commitment (‘fair value hedge’), gains or losses are recorded in earnings together with the gain or loss on the hedged asset or liability or unrecognised firm commitment;
	•	if the derivative is designated as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognised asset or liability (‘cash flow hedge’), any gain or loss is included as a component of other comprehensive income and recycled to earnings when the forecasted transaction affects earnings;
	•	if the derivative is designated as a hedge of a net investment in a foreign operation, any gain or loss is included as a component of other comprehensive income, together with the associated gain or loss on the hedged item; and
	•	changes in the fair values of derivatives that do not qualify as a hedge, together with the ineffective portion of any hedges, are reported in current period earnings.

Capitalisation of interest

Interest cost may be capitalised as part of the cost of acquiring and making ready for use certain qualifying assets.	Interest cost must be capitalised as part of the cost of acquiring and making ready for use certain qualifying assets.

Back to Contents

notes to the financial statements

UK GAAP	US GAAP

Deferred tax

Deferred taxes relating to investments in subsidiaries, joint ventures or associates are only provided for to the extent that dividends have been accrued as receivable or a binding agreement to distribute the past earnings has been entered into by the joint venture or associate.	Deferred taxes relating to investments in joint ventures or associates must be recognised, with limited exceptions. Deferred taxes relating to investments in foreign subsidiaries must be recognised unless earnings are permanently re-invested.

Marketable securities

Investments in marketable securities are recorded at historical cost less provision for impairments in value. A loss resulting from a decline in fair value that is judged to be other than temporary is recorded in earnings.	Investments classified as available for sale are reported at fair value, with unrealised gains or losses reported as a separate component of shareholders’ equity.

Defined benefit schemes

The expected cost of pensions is charged to the profit and loss account so as to spread the cost of pensions over the expected service lives of employees. Scheme assets are valued based on projected future income streams discounted at a long-term rate of return. Liabilities are valued on an actuarial basis discounted using a long-term rate. Surpluses arising from actuarial valuations are similarly spread.

Pension costs are determined in accordance with SFAS 87 ‘Employers’ accounting for pensions’. SFAS 87 requires a similar method of actuarial valuation for liabilities but requires assets to be valued at fair market rates and liabilities to be discounted using current settlement rates for high-quality bonds.

Cumulative experience gains or losses are amortised to income, over a maximum period of the average remaining service life of employees, if they exceed a minimum threshold of 10 per cent of the greater of plans assets or obligations. Adjustments to plan benefits affecting current participants (unrecognised prior service costs) are also generally recognised over the average remaining service life of company employees.

When the accumulated benefit obligation exceeds the fair value of plan assets, the excess must be recognised as an additional liability with an offsetting intangible asset. However, any intangible asset recognised cannot exceed the amount of unrecognised prior service cost and the excess of the additional liability above the intangible asset is charged to other comprehensive income.

ESOP shares

ESOP shares are carried as fixed asset investments.	ESOP shares are treated as a reduction of shareholders’ equity.

Gain on sale of subsidiary

Changes to the value of any share consideration received between the transaction date and the end of any mandatory retention period are included as part of the gain on sale of the subsidiary.	The value of the consideration received (ie marketable securities of the buyer) is measured and recognised at the date of the transaction.

Back to Contents

notes to the financial statements

UK GAAP	US GAAP

Exchange gains and losses on the retranslation of the net assets and results of foreign subsidiary and associated undertakings and joint ventures are recognised in the statement of total recognised gains and losses as incurred, and are therefore excluded from the gain or loss arising on subsequent sale or liquidation.	Exchange gains and losses on the retranslation of the net assets and results of foreign subsidiary and associated undertakings are accumulated as a separate component of shareholders’ equity and included in the gain or loss on sale or liquidation.

Proposed final dividends

Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.

Capacity sales

As set out on page 90 the Group adopted UITF 36 for the year ended 31 March 2003 and the results for the three years then ended have been adjusted to reflect the change in accounting policy required under UK GAAP.

Following the adoption of UITF 36 revenues or gains in respect of capacity sales to carriers from whom capacity or other services were also acquired are no longer recognised as the transactions are not considered to meet all the conditions required under the new abstract, in particular the requirement for the capacity provided or received to have a readily ascertainable market value as set out in FRS 10.

The Group’s cash sales to carriers with no related purchase continue to be recognised at the time of delivery and acceptance where:

Under US GAAP, cash sales of capacity entered into after the issuance of FASB Interpretation No. 43 in June 1999 are required to be accounted for as operating leases, unless title is transferred to the lessee by the end of the lease term. The IRU sales that Cable & Wireless enters into generally do not contain such title-transfer clauses, and accordingly, the related IRU revenue, which is recognised up-front for UK purposes, is deferred and recognised on a straight-line basis over the term of the contract for US purposes.

Exchanges of capacity for capacity on alternative routes, are recognised only if the fair value of the assets can be established by reference to comparable cash transactions. To be considered comparable for US reporting, transactions must generally occur in the same quarter, be for similar fibres, with similar transmission features, over similar distances with counter-parties of a similar credit quality. In the absence of such comparable cash sales, the exchanges generally receive no accounting recognition.

No revenue or net income on exchanges of capacity is recognised under either UK or US GAAP.

• the purchaser’s right of use is exclusive and irrevocable;
• the asset is specific and separable;
• the term of the contract is for the major part of the asset’s useful economic life;
• the attributable cost of carrying value can be measured reliably; and
• no significant risks are retained by the Group.

Income relating to operations and maintenance contracts is spread over the period of the contract.

Stock based compensation

Where share options are issued with an exercise price below market value on the date of grant, the discount will be charged to the profit and loss account over the vesting period. For long term incentive schemes, the fair value of the shares awarded is charged to the profit and loss account over the vesting period.	The Group has adopted SFAS123 ‘Accounting for stock based compensation’. As permitted by SFAS 123 entities are allowed to continue to apply the provisions of APB No. 25 ‘Accounting for stock issued to employees’.

Back to Contents

notes to the financial statements

UK GAAP	US GAAP

To the extent that the number of options/shares that will be granted/awarded changes as performance conditions are met or not met, the compensation charge is adjusted based on the original fair value at the date of grant.	To the extent that the number of options/shares that will be granted/awarded changes as performance conditions are met or not met, the company follows ‘variable plan’ accounting and a compensation charge is adjusted based on the fair value at the date of change.

Save As You Earn (SAYE) Type Schemes are exempt from the requirement to recognise a charge to the profit and loss account.	The Cable & Wireless SAYE Scheme is regarded as compensatory and the discount is accrued over the vesting period of the grant.

Operating leases

In respect of operating leases, disclosure is required of the payments which are committed to be made during the next year, analysed by the period in which the commitment expires (see Note 28).	In respect of operating leases with an initial minimum lease term in excess of one year, disclosure is required of the total payments due over the non-cancellable period of the lease.

Cash flows

The cash flow statement is prepared in accordance with the UK Financial Reporting Standard No 1 Revised, ‘Cash flow statements’ (FRS 1 Revised) for UK GAAP reporting. Its objective and principles are similar to those set out in SFAS 95 – ‘Statement of cash flows’. The principal difference between the standards is in respect of classification. Under FRS 1 Revised, the Group presents its cash flows for: operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; management of liquid resources; and financing. SFAS 95 requires only three categories of cash flow activity: operating; investing; and financing.

Summary consolidated cash flow information as presented in accordance with US GAAP is provided below:

	2003	2002	*	2001	*
	£m	£m		£m

Cash was (used in)/provided by:
Operating activities	(679)	2,358		1,060
Investing activities	(77)	251		963
Financing activities	(1,364)	(974)		(1,600)

Net (decrease)/increase in cash	(2,120)	1,635		423
Exchange movements	9	13		20
Cash at the beginning of year	2,445	797		354

Cash at end of year	334	2,445		797

*	The results for 2002 and 2001 have been adjusted to reflect the change in accounting policy for capacity sales in light of the adoption of UITF Abstract 36 ‘Contracts for sales of capacity’ and related consequential effects.

Back to Contents

notes to the financial statements

Net income reconciliation

The effects of these different accounting principles are as follows:

	2003		2002	*	2001	*
	£m		£m		£m

(Loss)/profit as reported under UK GAAP	(6,533)		(4,954)		2,738
US GAAP adjustments:
Capacity sales	2		(13)		(48)
Customer acquisition costs	(5)		16		7
Pension costs	18		(15)		(19)
Stock based compensation	(4)		(26)		(3)
Partial depreciation	–		(3)		6
Amortisation and impairment of goodwill and other intangible assets	53		(242)		51
Gain on sale of subsidiary	–		33		4,487
Restructuring costs and onerous contracts	149		(69)		69
Profit on sale and leaseback	–		–		(33)
Derivative and hedge accounting	(59)		64		1
ESOP shares	120		–		–
Capitalisation of interest	(6)		(28)		(80)
Marketable securities	4		(126)		(4,618)
Deferred tax – difference in accounting for income tax standards	58		(27)		(62)
– tax effect of other US GAAP reconciling items	–		–		130
Other	10		(10)		(10)
Minority interests on reconciling items	(21)		21		100

Net (loss)/income under US GAAP before cumulative effect of change in accounting principle	(6,214)		(5,379)		2,716
Cumulative effect of change in accounting principle, for derivatives in 2002	–		8		–

Net (loss)/income under US GAAP	(6,214)		(5,371)		2,716

(Loss)/earnings per share under US GAAP
– Basic	(266.7	)p	(196.5	)p	99.5	p
– Diluted	(266.7	)p	(196.5	)p	98.4	p
(Loss)/earnings per ADR under US GAAP**
– Basic	(800.1	)p	(589.5	)p	298.5	p
– Diluted	(800.1	)p	(589.5	)p	295.2	p

*
The results for 2002 and 2001 have been adjusted to reflect the change in accounting policy for capacity sales in light of the adoption of UITF Abstract 36 ‘Contracts for sales of capacity’. The results for 2002 also include an increase of £233 million in US GAAP net income relating to impairment charges and asset write-downs which are no longer required.

**	Computed on the basis that one American Depositary Receipt (ADR) represents three Ordinary Shares.

Back to Contents

notes to the financial statements

Shareholders’ equity reconciliation
	2003	2002 *
	£m	£m

Shareholders’ equity as reported under UK GAAP	2,149	8,958
US GAAP adjustments:
Capacity sales	(27)	(29)
Customer acquisition costs	(11)	(8)
Pension costs	(454)	(36)
Restructuring costs and onerous contracts	146	–
Goodwill and other intangible assets	307	284
Derivative and hedge accounting	(1)	60
Capitalisation of interest	16	22
Gain/(loss) on marketable securities	42	(2)
Deferred tax – difference in accounting for income tax standards	–	(58)
Proposed final dividend	–	83
ESOP shares	(38)	(123)
Other	(5)	(15)
Minority interests on reconciling items	1	22

Shareholders’ equity under US GAAP	2,125	9,158

*
The shareholders’ equity reconciliation for 2002 has been adjusted to reflect the change in accounting policy for capacity sales in light of the adoption of UITF Abstract 36 ‘Contracts for sales of capacity’ and related consequential effects.

Other US Accounting Standards issued but not adopted

In June 2001, the FASB issued FASB Statement No. 143, ‘Accounting for asset retirement obligations’. The standard is effective for fiscal years beginning after 15 June 2002, with earlier application encouraged. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalises a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalised cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Management has not determined the effect of the adoption of FASB Statement No. 143.

In December 2002, the FASB issued SFAS No. 148, ‘Accounting of stock-based compensation – transition and disclosure – an amendment of FASB Statement No. 123’. This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method on accounting for stock-based employee compensation. In addition, SFAS No. 148 requires prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As Cable & Wireless continues to apply the provisions of APB No. 25 ‘Accounting for stock issued to employees’, the adoption of SFAS No. 148 will not impact reported net income or shareholders’ equity.

In April 2003, the FASB issued SFAS No.149, ‘Amendment of Statement 133 on derivative instruments and hedging activities’. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003. Management has not determined the effect of the adoption of SFAS 149.

In May 2003, the FASB issued SFAS No. 150, ‘Accounting for certain financial instruments with characteristics of both liabilities and equity’. SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires these instruments to be classified as liabilities in the balance sheet. SFAS 150 is effective from 15 June 2003. SFAS 150 is not expected to have an impact on the financial statements.

Back to Contents

shareholder information

SHAREHOLDER INFORMATION

This section contains information about:

Trading market	144	Taxation	146
Dividends	145	Memorandum and Articles of Association	148
Exchange rate information	145	Material contracts	148
Exchange controls and other limitations affecting security holders	146

TRADING MARKET

The principal trading market for the Ordinary Shares is the London Stock Exchange on which 7,759,288,538 Ordinary Shares were traded during the period from 1 April 2002 to 31 March 2003. As at 31 March 2003, the Company had a market capitalisation of approximately £1.64 billion (US$2.59 billion, based on the Noon Buying Rate on 31 March 2003).

American Depositary Receipts (ADRs), each representing three Ordinary Shares, have been issued by Citibank N.A. as Depositary and are listed on the New York Stock Exchange under the symbol CWP.

The table below sets forth, for the fiscal quarters indicated, the high and low middle market quotations for the Ordinary Shares on the London Stock Exchange as reported on its Daily Official List and the high and low market quotations for the ADRs on the New York Stock Exchange.

	Pence Per Ordinary Share		US$ Per ADR
	High	Low	High	Low

Year ended 31 March 1999	994.5	516.0	48.0	24.9
Year ended 31 March 2000	1,561.5	658.0	74.5	31.4
Year ended 31 March 2001	1,325.0	430.0	56.4	18.3
Year ended 31 March 2002	531.5	207.0	22.9	8.9
Year ended 31 March 2003	223.0	41.0	10.3	1.9

Year ended 31 March 2002
First quarter	531.5	369.0	22.9	15.7
Second quarter	417.0	253.0	17.7	11.0
Third quarter	389.0	266.0	16.7	11.7
Fourth quarter	345.0	207.0	15.0	8.9

Year ended 31 March 2003
First quarter	223.0	163.2	9.6	7.5
Second quarter	179.2	114.4	8.3	5.4
Third quarter	153.4	41.0	7.2	1.9
Fourth quarter	73.2	46.0	3.5	2.2
	Pence Per Ordinary Share		US$ Per ADR
	High	Low	High	Low

December 2002	87.2	41.0	4.1	1.9
January 2003	69.4	46.0	3.4	2.2
February 2003	67.0	55.4	3.2	2.7
March 2003	73.2	57.2	3.4	2.7
April 2003	83.4	69.6	4.0	3.3
May 2003	102.6	71.4	5.1	3.4

At 3 June 2003, 893,979 Ordinary Shares were held in the United States representing 0.04 per cent of the total number of issued and outstanding Ordinary Shares on that date. These Ordinary Shares were held by 792 holders of record. At 3 June 2003, 42,871,909 ADRs (representing 128,615,727 Ordinary Shares) were held in the United States by 2,092 holders of record. Since certain of such Ordinary Shares (or ADRs, as the case may be) are held by broker nominees, the number of holders or record may not be representative of the number of beneficial owners. At 3 June 2003, the Company had 156,531 shareholders of record.

Distribution and classification of ordinary shareholdings

At 31 March 2003	Number of Accounts	Percentage of total	Number of Shares	Percentage of total

Up to 1,000	105,147	66.07	48,693,320	2.04
1,001 – 5,000	46,740	29.37	94,444,678	3.96
5,001– 100,000	6,391	4.02	84,426,058	3.54
100,001 – 1,000,000	598	0.38	215,101,315	9.03
1,000,001 and over	259	0.16	1,940,459,323	81.43

	159,135	100.00	2,383,124,694	100.00

Individuals	137,254	86.25	163,752,493	6.87
Corporate bodies	2,526	1.59	89,177,602	3.74
Banks/nominee companies	19,300	12.13	2,097,826,519	88.03
Insurance companies/ pension funds	55	0.03	32,368,080	1.36

Total	159,135	100.00	2,383,124,694	100.00

Back to Contents

shareholder information

DIVIDENDS

The table below sets out the sterling amounts of interim, final and total gross dividends paid per Ordinary Share and also the US dollar amounts per American Depositary Share (ADS) evidenced by ADRs (each representing three Ordinary Shares) translated at the Noon Buying Rate at 31 March each year. The dividends for the year ended 1999 are not increased by the associated ACT rebates as the Company elected to pay these as Foreign Income Dividends. The Company is no longer required to account for ACT on dividends paid on or after 6 April 1999.

To give greater financial flexibility during the current transitional period, the Board decided in June 2003 to suspend dividends for 12 months. Thus no final dividend will be proposed for 2003 and no interim dividend declared for 2004. However, the Board intends to pay a final dividend for 2004. The level of this payment will be determined by reference to progress made against the restructuring plan and the resultant financial performance of the Group.

There are currently no UK governmental restrictions on dividend payments to non-UK shareholders applicable to the Company.

Year ended 31 March	Pence per Ordinary Share					US dollars per ADR

	Interim	Special		Final	Total	Interim	Special	Final	Total

1999	4.10	–		9.40	13.50	0.20	–	0.45	0.65
2000	4.50	–		10.50	15.00	0.21	–	0.50	0.71
2001	4.95	–		11.55	16.50	0.21	–	0.49	0.70
2002	1.50	11.50	*	3.50	16.50	0.06	0.49	0.15	0.70
2003	1.60	–		–	1.60	0.08	–	–	0.08

*	Paid at the same time as the interim dividend.

EXCHANGE RATE INFORMATION

The Company presents its Consolidated Financial Statements in pounds sterling (£). In this Annual Report, references to ‘£’, ‘pound(s) sterling’, ‘GBP’, ‘pence’ and ‘p’ are to the lawful currency of the United Kingdom, references to ‘US$’, ‘US dollars’ ‘cents’ and ‘c’ are to the lawful currency of the United States. This Annual Report contains translations of certain pound sterling amounts into US dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. Unless otherwise indicated, the translation of pounds sterling into such US dollars have been made at the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York in effect on 31 March 2003, which was £1.00 to US$1.58.

The following table sets forth the high and low Noon Buying Rates for pounds sterling expressed in US dollars per £1.00 for the previous six months:

	High	Low

December 2002	1.61	1.56
January 2003	1.65	1.60
February 2003	1.65	1.57
March 2003	1.61	1.56
April 2003	1.60	1.55
May 2003	1.65	1.59

The following table sets forth, for the periods indicated, the average, high, low and period-end Noon Buying Rates for pounds sterling expressed in US dollars per £1.00.

Year ended 31 March	Average	[1]	High	Low	Period End

1999	1.65		1.69	1.61	1.61
2000	1.61		1.68	1.55	1.59
2001	1.47		1.60	1.40	1.42
2002	1.43		1.48	1.37	1.43
2003	1.55		1.65	1.43	1.58

1 The average of the Noon Buying Rates on the last day of each full month during the relevant period.

Back to Contents

shareholder information

On 3 June 2003 the Noon Buying Rate was £1.00 to US$1.63. A substantial portion of Cable & Wireless’ assets, gross turnover and operating costs are denominated in currencies other than pounds sterling. See ‘Operating and Financial Review – Quantitative and Qualitative Disclosures about Market Risk’.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Certain of the countries in which Cable & Wireless and its associated companies operate have exchange controls. Operations in the countries that currently have exchange controls are not, however, material to the business of Cable & Wireless and its associated companies, and the controls themselves have not materially restricted payments within Cable & Wireless and its associated companies.

TAXATION

The following is a summary, under current law, of the principal UK and US federal income tax considerations relating to an investment by a US taxpayer in Ordinary Shares or ADRs. This summary applies to investors only if:

•	they are individual US citizens or residents, US corporations, or otherwise subject to US federal income tax on a net income basis in respect of the Ordinary Shares or ADRs;
•	they hold the Ordinary Shares or ADRs as a capital asset for tax purposes; and
•
they are not resident or ordinarily resident in the United Kingdom for UK tax purposes, and do not hold the Ordinary Shares or ADRs for the purposes of a trade, profession, or vocation that they carry on in the United Kingdom through a branch or agency.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors that are subject to special rules. It is assumed that investors are familiar with the tax rules applicable to investments in securities generally and with any special rules to which they may be subject. In particular, the discussion does not address the tax treatment of investors that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, persons that elect mark-to-market treatment, persons that hold Ordinary Shares or ADRs as a position in a straddle, conversion transaction, synthetic security, or other integrated financial transaction, and persons whose functional currency is not the US dollar.

The discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date of this document, all of which are subject to change. On 31 March 2003, representatives of the United Kingdom and United States exchanged instruments of ratification for a new income tax convention (the New Treaty). The New Treaty has the force and effect of law in respect of withholding taxes on dividends from 1 May 2003. As discussed below, investors will no longer be entitled to claim a special foreign tax credit in respect of dividends that was available under the terms of the prior treaty, except for a limited period of time during which investors may elect to apply the entirety of the prior treaty in preference to the New Treaty.

Investors should consult their own advisers regarding the tax consequences of the acquisition, ownership, and disposition of the Ordinary Shares or ADRs in the light of their particular circumstances, including the effect of any state, local, or other national laws.

UK Taxation

Dividends

Under current UK taxation legislation, no tax is required to be withheld at source from cash dividend payments on the Ordinary Shares or ADRs.

Capital Gains

Subject to the following, if investors are not resident or ordinarily resident in the United Kingdom for UK tax purposes they will not generally be liable to UK tax on gains realised or accrued on the disposal of Ordinary Shares or ADRs, unless they carry on a trade, profession, or vocation in the United Kingdom through a branch or agency and the Ordinary Shares or ADRs are used in or for the purposes of the trade, profession, or vocation or are used or held for the purposes of the branch or agency or acquired for use by or for the purposes of the branch or agency. Particular rules may apply to investors who have previously been resident in the United Kingdom, who dispose of Ordinary Share or ADRs while they are not so resident, and who subsequently again become resident in the United Kingdom within specified time periods. Such rules may have the effect of subjecting such an investor to United Kingdom capital gains tax in the year in which they again become resident in the United Kingdom.

Inheritance Tax

Ordinary Shares or ADRs held by an individual who is domiciled in the United States for purposes of the current

Back to Contents

shareholder information

estate and gift tax convention between the United Kingdom and the United States and is not a national of the United Kingdom for such purposes do not generally attract UK inheritance tax on the individual’s death or on transfer during his lifetime.

Stamp Duty And Stamp Duty Reserve Tax

UK stamp duty reserve tax (SDRT) is chargeable where Ordinary Shares are issued or transferred to the depositary or nominee or agent for the depositary pursuant to an arrangement under which the depositary issues depositary receipts (such as the ADRs). The SDRT, payable by the depositary, will generally be 1.5 per cent of the purchase or issue price of the Ordinary Shares. In certain circumstances, the transfer to the depositary’s nominee or agent may give rise to a liability to ad valorem stamp duty, in which case the SDRT charge is reduced or eliminated accordingly. Such SDRT or stamp duty liability will ordinarily (in accordance with the terms of the deposit agreement) be charged to the person to whom ADRs are delivered in connection with the deposit of Ordinary Shares.

No UK stamp duty is payable on any transfer of an ADR provided that the ADR and any separate instrument of transfer is executed and remains outside the United Kingdom. Nor is any agreement for transfer of ADRs subject to SDRT. However, if the seller of an ADR fulfils his obligations by requiring the transfer of the underlying Ordinary Shares (whether or not to the purchaser), the transfer instrument is, it is thought, subject to stamp duty at approximately 0.5 per cent of the purchase price. A transfer of Ordinary Shares which does not complete a sale is dutiable at the fixed rate of £5.

If Ordinary Shares themselves are sold, SDRT at 0.5 per cent of the consideration will, subject to exceptions, be payable, generally by the purchaser. If, within six years of the date on which the agreement is made or (if later) becomes unconditional, the Ordinary Shares are transferred to the person with whom the agreement is made or (where the agreement was to transfer the Ordinary Shares to that person’s nominee) his nominee and the transfer instrument is stamped on payment of the applicable stamp duty (approximately 0.5 per cent of the consideration), the stamp duty will cancel the SDRT charge and the SDRT may be repaid on making of a claim within the six year period.

US Federal Income Taxation

General

Beneficial owners of ADRs will be treated as owners of the underlying Ordinary Shares for US federal income tax purposes and for purposes of the Current Treaty. Deposits and withdrawals of Ordinary Shares in exchange for ADRs will not result in the realisation of gain or loss for US federal income tax purposes.

Dividends

If Cable & Wireless pays dividends, investors must include those dividends in their income for US federal income tax purposes when they receive them. The dividends will be treated as foreign source income. Investors should determine the amount of their dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of their (or the depositary’s, in the case of ADRs) receipt of the dividend. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual US holder generally will be subject to US taxation at a maximum rate of 15 per cent in respect of dividends received after 2002 and before 2009.

Special Foreign Tax Credit Benefits Under Prior Treaty

Investors who qualified for benefits under the income tax convention between the United States and the United Kingdom in force before 31 March 2003 may be eligible, subject to generally applicable limitations, to receive a special US foreign tax credit equal to one-ninth of the amount of certain cash dividends that they receive on the Ordinary Shares or ADRs, so long as they make an election to include in their income, as an additional notional dividend, an amount equal to the tax credit. This foreign tax credit benefit is generally only available with respect to dividends paid before 1 May 2003, unless an investor elects to apply the prior income tax convention in its entirety for an optional 12 month extension period. Investors should consult their own tax advisers regarding their potential eligibility for this foreign tax credit benefit.

Capital Gains

If investors sell their Ordinary Shares or ADRs, investors will recognise capital gain or loss. Gain on the sale of Ordinary Shares or ADRs held for more than one year will be treated as long-term capital gain. The net amount of long-term capital gain realised by a non-
corporate holder generally is subject to taxation at a maximum rate of 20 per cent; however, net long-term capital gain recognised after 5 May 2003 and before 2009 generally is subject to taxation at a maximum rate of 15 per cent. An investor’s ability to offset capital losses against ordinary income is subject to limitations.

US Information Reporting And Backup Withholding Rules

Payments in respect of the Ordinary Shares or ADRs that are made within the United States or through certain US-related

Back to Contents

shareholder information

financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not US persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-US status in connection with payments received within the United States or through a US-related financial intermediary.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of Association are registered with the Registrar of Companies of England and Wales and the registered number of the Company is 238525. The summary of the material terms of Cable and Wireless plc’s Memorandum and Articles of Association contained in the

Company’s Annual Report on Form 20-F for the year ended 31 March 2002 under the caption ‘Memorandum and Articles of Association’ is incorporated by reference herein.

MATERIAL CONTRACTS

Acquisition of ExodusOn 30 November 2001, Cable and Wireless plc announced that it and certain of its wholly owned subsidiaries had entered into a conditional contract with EXDS to acquire for cash the Exodus business for an enterprise value of approximately US$850 million.

In connection with the acquisition, Cable and Wireless plc and DI entered into an Asset Purchase Agreement dated 29 November 2001 (the APA) with EXDS and certain of EXDS’ US subsidiaries.

Under the terms of the APA, the base purchase price for the assets was US$560 million, subject to certain adjustments, including those relating to security deposits under property leases, the redesignation of financing leases as operating leases, the assumptions of obligations under property leases, intellectual property and the levels of accounts receivable and prepaid accounts. The APA contemplated that the acquisition of the Exodus business’ UK and German assets and Japanese shares would be documented under separate purchase agreements.

The APA was conditional upon, amongst other things, receipt of the required orders of the US Bankruptcy Court for the District of Delaware (the Court), receipt of consents to the assignments of all contracts not capable of being assigned by order of the Court and to the transfer of certain ownership interests and the absence of governmental lawsuits seeking to enjoin the transaction or make it illegal.

The acquisition of the Exodus business in the United States was completed on 1 February 2002.

The acquisition of the Exodus business in the United Kingdom and Japan was completed on 20 February 2002.

On 6 March 2002, Cable & Wireless announced that it had decided not to pursue the proposed acquisition of the Exodus business in Germany.

Pursuant to the terms of the APA, Cable & Wireless and EXDS entered into a review process with an independent accountant in relation to a dispute connected to a proposed downward adjustment of the purchase price in connection with the levels of accounts receivable and associated matters. The review process is ongoing and the decision of the independent accountant is expected late in 2003. The decision will be final and binding on the parties.

Copies of Material Contracts are filed in the United States with the SEC.

Back to Contents

cross reference guide to form 20-F

CROSS REFERENCE GUIDE TO FORM 20-F

Item		Page

1.	Identity of directors, senior management and advisers	n/a

2.	Offer statistics and expected timetable	n/a

3.	Key information
	Selected financial data	41
	Exchange rates	145
	Capitalisation and indebtedness	n/a
	Reasons for offer and use of proceeds	n/a
	Risk factors	45

4.	Information on the company
	History and development of the company	6
	Principal capital expenditure	7
	Business overview	8
	Organisational structure	7
	Property, plant and equipment	14 and 18

5.	Operating and financial review and prospects
	Operating results	26
	Liquidity and capital resources	36
	Research and development, patents and licences etc	n/a
	Trend information	24

6.	Directors, senior management and employees
	Directors and senior management	57
	Compensation	65
	Board practices	62
	Employees	56
	Share ownership	72

7.	Major shareholders and related party transactions
	Major shareholders	61
	Related party transactions	61
	Interests of experts and counsel	n/a

8.	Financial information
	Consolidated accounts and other financial information	See item 17
	Legal proceedings	19
	Dividend policy	145
	Significant changes	4

9.	The offer and listing
	Offer and listing details – price history of stock	144
	Plan of distribution	n/a
	Markets	144
	Selling shareholders	n/a
	Dilution	n/a
	Expenses of the issue	n/a

Back to Contents

cross reference guide to form 20-F

Item		Page

10.	Additional information
	Share capital	n/a
	Memorandum and Articles of Association	148
	Material contracts	148
	Exchange controls	146
	Taxation	146
	Dividends and paying agents	n/a
	Statement by experts	n/a
	Documents on display	filed separately
	Subsidiary information	n/a

11.	Quantitative and qualitative disclosures about market risk	39

12.	Description of securities other than equity securities	n/a

13.	Defaults, dividend arrearages and delinquencies	n/a

14.	Material modifications to the rights of security holders and use of proceeds	n/a

15.	Controls and procedures	63

17.	Financial statements	82

18.	Financial statements	n/a

19.	Exhibits	Back pages

Back to Contents

glossary of terms

GLOSSARY OF TERMS

Terms used in this Annual Report	Brief description of meaning or US equivalent

ACCESS SERVICES	Services giving customers the ability to connect to the internet.

ACCOUNTING RATES	Cost per call minute to connect international calls.

ADRs	The American Depositary Receipts evidencing ADSs.

ADSL	(Asymmetrical Digital Subscriber Line) A transmission technology that transforms existing copper wires from a subscriber’s premises to the local exchange into high bandwidth lines.

ADSs	The American Depositary Shares, each of which represents three Ordinary shares.

ATM	(Asynchronous Transfer Mode) A very high-speed transmission technology for transporting voice, data and video in digital format.

BACKBONE	A high-capacity network linking networks of lower capacity, such as LANs.

BANDWIDTH	The information-carrying capacity of a network.

BROADBAND	A broadband network is one on which a number of independent, simultaneous data flows are transmitted on each cable.

CALLED-UP SHARE CAPITAL	Ordinary shares, issued and fully paid.

CAPACITY SALES	Sales of transmission space on a network to business and wholesale customers.

CAPITAL ALLOWANCES	Tax term equivalent to US tax depreciation allowances.

CASH AT BANK AND IN HAND	Cash

CHAPTER 11	Bankruptcy restructuring under Chapter 11 of the US Bankruptcy Code.

COMPANY	Cable and Wireless plc.

CONNECTIVITY	Providing customers with access to the internet.

CONTENT DELIVERY/DISTRIBUTION	Service providing geographically diverse distribution of web pages ensuring the fastest possible delivery to the end user.

CORPORATION TAX	Income tax.

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	Long-term debt

CREDITORS: AMOUNT FALLING DUE WITHIN ONE YEAR	Current liabilities

DIGITAL	Sound, text or video coded into binary form, a series of 1s and 0s, to enable more effective transmission.

Back to Contents

glossary of terms

Terms used in this Annual Report	Brief description of meaning or US equivalent

FIBRE OPTIC	The use of special glass fibres to transmit laser light pulses, giving the ‘on’ & ‘off’ signals of digital information.

FID	Foreign Income Dividend, under the provisions of the UK Finance Act 1994.

FINANCE LEASE	Capital lease.

FRAME RELAY	A high-speed data transmission technology.

FREEHOLD	Ownership with absolute rights in perpetuity.

GSM	Global system for mobile communications, a standard for digital mobile telephone transmissions at a frequency of 900 MHz, 1800 MHz or 1900 MHz.

INTELLIGENT NETWORK	A network where the transmission logic is located separately from the switching equipment, greatly simplifying the provision of value added services.

INTERCONNECT	Connection arrangements between carriers.

INTEREST RECEIVABLE	Interest income.

INTERNET	The system comprising all networks interconnected using the Internet Protocol (IP). The internet supports access to databases, websites, email, and file downloading world wide.

IP	The data transmission standard on which the internet is based.

IP DEDICATED ACCESS	Direct access to the internet.

IP TRANSIT	Transmission of IP traffic across the network backbone.

IP-VPN	A network using Internet Protocol to provide companies with an internal communications system linking employees in different offices worldwide.

IP WHOLESALE DIAL	Dial-up access to the internet via telephone lines.

IRU	(Indefeasible Rights of Use) The right to use a cable fibre or wavelength for a fixed period of time.

ISP	(Internet Service Provider) A business that provides internet access to users. It may also provide additional services such as web-hosting.

LAN	(Local Area Network) A network that covers only short distances (usually less than 1 km) and is normally confined to one building or site.

MANAGED HOSTING	A service where customer websites are hosted, maintained and managed by Cable & Wireless.

MPLS	(Multi Protocol Label Switching) Technology for enhancing the speed and management of network traffic.

NETWORK COSTS	Network costs include bandwidth, operating and maintenance of equipment, software and cables, wayleaves, customer acquisition costs, cost of goods sold, licences.

Back to Contents

glossary of terms

Terms used in this Annual Report	Brief description of meaning or US equivalent

NODES	Connecting points on a network.

NOON BUYING RATE	The noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the date specified.

NYNEX CABLECOMMS	NYNEX CableComms UK together with NYNEX CableComms Group Inc.

OFTEL	The Office of Telecommunications in the United Kingdom. This is the independent regulatory body set up under the Telecommunications Act which has responsibility for the enforcement and monitoring, and where appropriate initiating modification, of telecommunications licences in the United Kingdom.

ORDINARY SHARES	Ordinary shares of 25p each in the capital of the Company.

OUTPAYMENTS	Payments to other network operators to carry traffic on behalf of Cable & Wireless.

PSTN	(Public Switched Telephone Network) The telecommunications lines and exchanges to which the public connects to make domestic voice and facsimile calls and to access international telecommunications networks.

PROFIT	Income.

PROFIT AND LOSS ACCOUNT	Income statement.

PROFIT AND LOSS ACCOUNT (under ‘Capital and reserves’)	Retained earnings.

PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	Net income.

PROPOSED DIVIDEND	Dividend declared by directors but not yet approved by shareholders.

RESELLERS	Businesses that provide communication services to consumers by buying capacity off network operators and selling it on.

SHARE CAPITAL	Ordinary shares, capital stock or common stock issued and fully paid.

SHARE PREMIUM ACCOUNT	Additional paid-in capital or paid-in surplus (not distributable).

STOCKS	Inventories.

TANGIBLE FIXED ASSETS	Property, plant and equipment.

TRADE CREDITORS	Accounts payable.

TRADE DEBTORS	Accounts receivable.

TURNOVER	Operating revenue.

Back to Contents

glossary of terms

Terms used in this Annual Report	Brief description of meaning or US equivalent

VPN	(Virtual Private Network) A corporate network provided to a customer by a telecommunications operator using elements of the PSTN. To the customer it offers all the features of a private network, such as direct dialling between offices in different countries.

WAVELENGTHS	A measurement of capacity on a network.

WEB HOSTING	Service providing facilities to hold customer websites.

Back to Contents

REGISTRAR

The Company’s share register is administered by Lloyds TSB Registrars. All queries about your shareholding should be addressed to:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Telephone	0870 600 3975 (UK shareholders)
+44 1903 502541 (Overseas shareholders)

Shareholders can view up-to-date information about their own shareholding by viewing ‘Shareview’ (www.shareview.co.uk). Shareholders registered with Shareview can elect to receive shareholder communications in electronic form.

FINANCIAL CALENDAR

Quarter 1 results update	24 July 2003
AGM	25 July 2003
Announcement of interim results	12 November 2003

SHAREGIFT

If you have a small number of shares whose value makes it uneconomic to sell them, you may wish to consider donating them to charity under ShareGift, a charity share donation scheme administered by The Orr Mackintosh Foundation. The relevant share transfer forms may be obtained from the Registrars, the Company Secretary’s Office or the Investor Relations section of the Company’s website. Further information is available from the Company’s website (www.cw.com) or from ShareGift on +44 (0)20 7337 0501 (www.sharegift.co.uk).

COMPANY SECRETARY AND REGISTERED OFFICE

Mr Ken Claydon is the Company Secretary.

The Company’s Registered Office is:
124 Theobalds Road
London
WC1X 8RX
Tel +44 (0)20 7315 4000

AMERICAN DEPOSITARY RECEIPTS

Holders of American Depositary Receipts

Citibank N.A. is depositary for Cable and Wireless plc American Depositary Receipts.

Details on the Company’s ADR programme can be obtained from:
Citibank N.A.
111 Wall Street
New York, New York 10043
USA
Tel 001 800 422 2066

or from their website www.citibank.com

INVESTOR RELATIONS

Enquiries may be directed to:

Director, Investor Relations
124 Theobalds Road
London
WC1X 8RX

Or

Email: Investor-Relations.C&WPLC@plc.cwplc.com

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CABLE AND WIRELESS PUBLIC LIMITED COMPANY (Registrant)
	By	/s/ Francesco Caio

Francesco Caio
	Title:	Chief Executive Officer

June 20, 2003

Back to Contents

CERTIFICATIONS

I, Francesco Caio, certify that:

1. I have reviewed this annual report on Form 20-F of Cable and Wireless Public Limited Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b.	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003
	/s/	Francesco Caio

	Title:	Chief Executive Officer

Back to Contents

I, David N. Prince, certify that:

1. I have reviewed this annual report on Form 20-F of Cable and Wireless Public Limited Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b.	evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003
	/s/	David N. Prince

	Title:	Group Finance Director

Back to Contents

Exhibit No.	Description
1*	Memorandum and Articles of Association of Cable and Wireless Public Limited Company
4.1*	Asset Purchase Agreement dated 29 November 2001 among Cable and Wireless plc, DI, Exodus Communications, Inc. and certain of Exodus Communications, Inc.’s US subsidiaries
4.2**	Service Agreement between Cable & Wireless plc and Kevin Loosemore
4.3**	Service Agreement between Cable & Wireless plc and David Norman Prince
4.4**	Service Agreement between Cable & Wireless plc and Robert O. Rowley
4.5**	Service Agreement between Cable & Wireless plc and Adrian Chamberlain
4.6**	Service Agreement between Cable & Wireless plc and Francesco Caio
8	Significant Subsidiaries
12	Certification delivered pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Exhibits to the registrant’s Annual Report on Form 20-F filed September 30, 2002 under the Exchange Act of 1934, as amended, hereby incorporated by reference in this annual report.

** Exhibits to the registrant’s report on Form 6-K, submitted to the Securities and Exchange Commission on June 20, 2003 under the Exchange Act of 1934, as amended, hereby incorporate by reference in this annual report.