Form 20-F/A
period 2004-03-31
CABLE & WIRELESS PUBLIC LIMITED CO
filed 2005-01-18
CIK 854088

As filed with the Securities and Exchange Commission on June 21, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: March 31, 2004
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

Item 17           Item 18

Back to Contents

This amended Form 20-F has been filed to amend the cover page to reflect the date of the relevant period to which this annual report on Form 20-F relates and to conform signature pages to form requirements. No other amendments have been made from the Form 20-F filed on June 21, 2004. Since that time, Cable and Wireless plc has filed additional information about the Company and its more recent results of operations on Form 6-K.

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

Caribbean revenues at reported rates were £123 million, or 16 per cent, lower in 2004 compared with 2003. At constant currency rates there was an underlying decrease of 1 per cent. International revenues at constant currency were 26 per cent lower reflecting increased competition in Jamaica following liberalisation and pre-emptive tariff reductions in

<<<<<

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

CABLE AND WIRELESS PUBLIC LIMITED COMPANY (Registrant)
	By	/s/ Francesco Caio

Francesco Caio
	Title:	Chief Executive Officer

January 14, 2005

EXHIBIT INDEX

Exhibit No.	Description
1*	Memorandum and Articles of Association of Cable & Wireless plc. (incorporated by reference to Cable & Wireless’ Annual Report on Form 20-F filed September 30, 2002)

4.1*	Amended and Restated Asset Purchase Agreement by and among Cable & Wireless USA, Inc., Cable & Wireless Internet Services, Inc. and Savvis Asset Holdings, Inc. dated as of January 23, 2004 (the registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to this Agreement to the Securities and Exchange Commission upon request).

8*	Significant subsidiaries as of 31 March 2004.

12.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed previously. Unless otherwise set forth above, each exhibit is incorporated by reference to the Cable and Wireless Annual Report on Form 20-F filed June 21, 2004.