Form 20-F/A
period 2004-03-31
CABLE & WIRELESS PUBLIC LIMITED CO
filed 2005-07-28
CIK 854088

As filed with the Securities and Exchange Commission on June 21, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(amendment No. 1)

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

Item 17           Item 18

Back to Contents

C&W regularly evaluates the effectiveness of its internal controls over financial reporting and disclosure controls and procedures, including in connection with the filing of, and certification with respect to, its annual report and Form 20-F. Through an ongoing programme of review, C&W identified certain corrections to the reported US GAAP reconciliation of its 2004 and 2003 financial results. Although the Company believes that these adjustments are not material to the 2004 results, the Company has nevertheless determined that it would be appropriate to take account of these corrections in connection with re-filing the 2004 20-F. The adjustments, and changes in respect of clarification of disclosures, made in the US GAAP reconciliation footnote to the financial statements are the only changes made to the amended Form 20-F filed on January 18, 2005. Since filing its annual report on Form 20-F on June 21, 2004, Cable and Wireless plc has filed additional information about the Company and its more recent results of operations on Form 6-K.

C&W has already taken measures in connection with its internal controls and disclosure controls and procedures as it has deemed appropriate to enhance its controls and to address any deficiencies and weaknesses that have been identified. Among other things, C&W has enhanced its controls by including additional US GAAP resources in the preparation of its US GAAP reconciliation, in both the Group’s business units and also in the central external financial reporting team. Management believes that these improvements help to enhance controls over financial reporting and disclosure.

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

Cable & Wireless prepares its financial information in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”). Unless otherwise indicated, any reference in this report to Financial Statements is to the Financial Statements of Cable & Wireless (including the Notes to the Financial Statements) included in this report. UK GAAP differs from generally accepted accounting principles in the United States (“US GAAP”). The material differences between UK GAAP and US GAAP relevant to Cable & Wireless are explained on pages 141 to 149.

Cable & Wireless publishes its Financial Statements in pounds sterling (“£”). On 31 March 2004, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York was US $1.84 = £1. On 1 June 2004 the noon buying rate was US$1.84 = £1. For additional information on exchange rates between pounds sterling and the US dollar see exchange rates on page 152.

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

Back to Contents

operating and financial review

FIVE YEAR SUMMARY

PROFIT AND LOSS ACCOUNT YEAR ENDING 31 MARCH
	2004		2003		2002	[5]	2001	[5]	2000
	£m		£m		£m		£m		£m

	(in £m except per share and per ADR data)

Amounts in accordance with UK GAAP[1]
Group turnover	3,671		4,391		5,748		7,851		9,201
Group operating loss	(581)		(6,075)		(5,025)		(382)		(350)
(Loss)/profit before taxation	(224)		(6,373)		(4,549)		3,516		4,089
(Loss)/profit after taxation	(212)		(6,409)		(4,860)		2,996		3,768
Minority interests	(25)		(124)		(94)		(258)		150
(Loss)/profit for the financial year	(237)		(6,533)		(4,954)		2,738		3,918
Basic (loss)/earnings per share (EPS)	(10.2	)p	(280.4	)p	(181.2	)p	100.3	p	161.6	p
Basic (loss)/earnings per ADR[2]	(30.6	)p	(841.2	)p	(543.6	)p	300.9	p	484.8	p
Diluted EPS	(10.2	)p	(280.4	)p	(181.2	)p	99.2	p	158.7	p
Diluted (loss)/earnings per ADR[2]	(30.6	)p	(841.2	)p	(543.6	)p	297.6	p	476.1	p
Dividends per share[3]	3.15	p	1.6	p	16.5	p	16.5	p	15.0	p
Dividends per ADR[2]	9.45	p	4.8	p	49.5	p	49.5	p	45.0	p

Amounts in accordance with US GAAP (as restated)[1]
Net (loss)/income	(371)		(6,239)		(5,371)		2,716		3,538
Basic EPS	(15.9	)p	(267.8	)p	(196.5	)p	99.5	p	145.9	p
Basic (loss)/earnings per ADR[2]	(47.8	)p	(803.3	)p	(589.5	)p	298.5	p	437.7	p
Diluted EPS	(15.9	)p	(267.8	)p	(196.5	)p	98.4	p	143.2	p
Diluted (loss)/earnings per ADR[2]	(47.8	)p	(803.3	)p	(589.5	)p	295.2	p	429.6	p

Income from Continuing Operations in accordance with UK GAAP[6]
Group turnover	3,384		3,677		4,084		4,111		3,648
Group operating loss	(529)		(4,233)		(2,674)		(338)		(1,008)
BALANCE SHEET DATA AS AT 31 MARCH
Amounts in accordance with UK GAAP[1]
Current assets[4]	3,280		4,906		7,890		10,480		7,087
Total assets	4,967		7,362		16,197		24,267		21,528
Net assets	1,993		2,520		9,357		16,383		10,775
Loans and obligations under finance leases:
– amounts falling due within one year	44		825		237		567		761
– amounts falling due after more than one year	875		721		2,022		2,364		5,484
Other creditors falling due within one year	1,624		2,450		3,734		4,069		3,784
Creditors and provisions	2,974		4,842		6,840		7,884		10,403
Equity shareholders’ funds	1,744		2,149		8,958		15,252		7,746
Called up share capital and reserves	2,448		2,446		2,445		5,570		2,199
Number of shares issued (million of shares)	2,385		2,383		2,382		2,801		2,440
Amounts in accordance with US GAAP (as restated) [1]
Shareholders’ equity	1,787		2,125		9,158		16,190		9,840

1	The Financial Statements are prepared in accordance with UK GAAP, which differs in significant respects from US GAAP. See Note 36 ‘Summary of differences between United Kingdom and United States GAAP’ to the Financial Statements.
2	ADR (American Depositary Receipt) amounts have been computed on the basis that one ADR represents three Ordinary Shares of 25p each in the Company (“Ordinary Shares”).
3	Dividends per share and per ADR are based on interim and final dividends paid per Ordinary Share before deduction of withholding taxes. See ‘Shareholder Information – Taxation’.
4	Current assets exclude debtors due after more than one year.
5	The results for 2002 and 2001 and balance sheet for 2002 have been adjusted to reflect the change in accounting policy for capacity sales in light of the adoption of UITF Abstract 36 ‘Contracts for sales of capacity’ and related consequential effects.
6	In December 2003, Cable & Wireless’ US operations filed for Chapter 11 bankruptcy protection under the US Bankruptcy Code and were deconsolidated from 8 December. At 31 December 2003, the licences held by TeleYemen, Cable & Wireless’ subsidiary in Yemen, expired and the Group ceased operations in Yemen from that date. Under FRS 3 – ‘Reporting Financial Performance’, these businesses have been classified as discontinued. Comparatives for the years ended 31 March 2000 to 31 March 2003 have been adjusted accordingly.

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

US GAAP RECONCILIATION

The Company prepares its consolidated financial statements in accordance with UK GAAP, which differs in significant respects from US GAAP, see Note 36 ‘Summary of differences between United Kingdom and United States GAAP’. A comparison of net loss and shareholders’ equity of Cable & Wireless when applying UK and US GAAP is provided in the table below:

Net loss
	UK GAAP	US GAAP
	£m	£m

Year ended 31 March 2004 (as restated)	(237)	(371)
Year ended 31 March 2003 (as restated)	(6,533)	(6,239)
Year ended 31 March 2002	(4,954)	(5,371)

Shareholders’ equity
	UK GAAP	US GAAP
		as restated
	£m	£m

As at 31 March 2004	1,744	1,787
As at 31 March 2003	2,149	2,125

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

Back to Contents

Report of the independent public accounting firm

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements. As discussed in Note 36 to the consolidated financial statements certain US GAAP information for the years ended 31 March 2004 and 2003 has been restated.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

1 June 2004, except as to the restatement discussed in Note 36 to the consolidated financial statements which is as of 22 July 2005.

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

Basis of preparation

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles (“GAAP”) in the United Kingdom, which differ in certain material respects from US GAAP. The following is a summary of the significant differences applicable to the Group and the adjustments necessary to present net income and shareholders’ equity in accordance with US GAAP are shown on pages 147 to 149.

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

The profit or loss on the disposal of all or part of a previously acquired business is calculated after taking account of the gross amount of any goodwill previously eliminated directly against reserves and not already charged to the profit and loss account. An adjustment to profit or loss on disposal is required in respect of the unamortised portion of goodwill.	For acquisitions completed prior to 1 July 2001, goodwill was capitalised and amortised by charges against income over the period over which the benefit arises.

Goodwill acquired prior to 30 June 2001 ceased to be amortised from 31 March 2002. For acquisitions completed after 1 July 2001, Statement of Financial Accounting Standards (“SFAS”) 141 ‘Business Combinations’ and SFAS 142 ‘Goodwill and Other Intangible Assets’ require that goodwill is not amortised. From 1 April 2002 all goodwill is tested at least annually for impairment.

For purposes of US GAAP reporting, we consider individual country operations to be a ‘reporting unit’ because they are separate businesses for which discrete financial information is available and for which segment management regularly reviews the operating results.

To measure impairment, the fair value of the reporting unit is estimated by using a valuation model based on cash flow projections. This is compared to its carrying value. If the fair value of the tested reporting unit is less than its carrying value, the implied fair value of the goodwill (i.e. the residual after allocating the fair value of a reporting unit to all of the assets and liabilities, including unrecorded intangible assets) is compared to the carrying value of the goodwill. If the carrying value of the tested goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognised in an amount equal to that excess.

Certain elements of goodwill under UK GAAP must be classified as other intangible assets under US GAAP, which are also capitalised and amortised over their estimated useful economic lives.

Customer acquisition costs
Customer acquisition costs are written off over the expected customer life, subject to an assessment of recoverability.

Customer acquisition costs are written off over the initial contract period where an asset is deemed to be recoverable from the future earnings to be made from the customer over the contractual period and that collectability is reasonably assured.

Where there is no persuasive evidence of a contractual arrangement (e.g. prepay cell phones) and collectability is not reasonably assured the customer acquisition costs are not deferred.

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

Back to Contents

notes to the financial statements

UK GAAP	US GAAP

Restructuring (cont.)
The costs of terminating property leases under a restructuring may be recognised when the decision to restructure has been taken.	The costs of terminating property leases may not be recognised until the contract has been terminated and liabilities for remaining lease rentals are not recognised until the property is physically vacated. If a property has been vacated, but the contract has not been terminated, a liability for the fair value of the future costs is recognised but must be reduced by the estimated sublease income that could reasonably be obtained.

Onerous contracts
If an entity has a contract that is onerous, the present obligation under the contract should be recognised and measured as a provision. An onerous contract is one where the unavoidable costs of meeting the obligations under it exceed the expected benefits to be received.	The costs of an onerous contract will be recognised as they are incurred.

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
The notional amounts of interest rate swaps and forward rate agreements are not recorded on the balance sheet. Forward exchange contracts are carried on the balance sheet at the difference between the amounts of the payable and receivable currency revalued at the closing exchange rate.
	•	if a derivative is designated as either a hedge of the fair value of a recognised asset or liability or of an unrecognised firm commitment (‘fair value hedge’), gains or losses are recorded in earnings together with the gain or loss on the hedged asset or liability or unrecognised firm commitment;
	•	if the derivative is designated as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognised asset or liability (‘cash flow hedge’), any gain or loss is included as a component of other comprehensive income and recycled to earnings when the forecasted transaction affects earnings;
	•	if the derivative is designated as a hedge of a net investment in a foreign operation, any gain or loss is included as a component of other comprehensive income, together with the associated gain or loss on the hedged item; and
	•	changes in the fair values of derivatives that do not qualify as a hedge, together with the ineffective portion of any hedges, are reported in current period earnings.
Capitalisation of interest
Interest costs that are directly attributable and incremental are capitalised up to the time an asset is made ready for service as part of the cost of fixed assets.	Interest cost must be capitalised, even where debt funding is not specifically directly attributable to an asset, where a time period is required to get the asset ready for intended use, as part of the cost of acquiring and making ready for use certain qualifying assets.

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

Capacity sales
Revenues or gains in respect of capacity sales to carriers from whom capacity or other services were also acquired are no longer recognised as the transactions are not considered to meet all the conditions required under the UITF Abstract 36, ‘Contracts for sales of capacity’, in particular the requirement for the capacity provided or received to have a readily ascertainable market value as set out in FRS 10.

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

SAYE type schemes are exempt from the requirement to recognise a charge to the profit and loss account.	The Group has elected to continue to apply the provisions of Accounting Principles Board (“APB”) No. 25 ‘Accounting for Stock Issued to Employees’ as permitted by SFAS 123.

To the extent that the number of options/shares that will be granted/awarded changes as performance conditions are met or not met, the Company follows ‘variable plan’ accounting and a compensation charge is adjusted based on the fair value at the date of change. The Cable & Wireless SAYE Scheme is not exempt and the discount is accrued over the vesting period of the grant using variable plan accounting.

Back to Contents

notes to the financial statements

UK GAAP	US GAAP

Operating leases
In respect of operating leases, disclosure is required of the payments (for all leases including those with an initial minimum lease term of less than one year) which are committed to be made during the next year, analysed by the period in which the commitment expires (see Note 27).	In respect of operating leases with an initial minimum lease term in excess of one year, disclosure is required of the total payments due over the non-cancellable period of the lease.

US discontinued operations
Under UK GAAP, a subsidiary should be excluded from consolidation where severe long-term restrictions substantially hinder the rights of the parent undertaking over the assets or management of the subsidiary undertaking.

Under UK GAAP, the Group has recognised a gain as a result of deconsolidating CWA’s net liabilities.	SFAS 140 ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities’, provides that a debtor shall only recognise a gain on the extinguishment of a liability if either the debtor pays the creditor and is relieved of the obligation or the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

Convertible Debt
Under UK GAAP, the 4 per cent convertible debt is recorded as a liability on the balance sheet. Interest is charged to the profit and loss account over the term of the debt.	Under US GAAP, the 4 per cent convertible debt is recorded as a liability on the balance sheet. Under certain circumstances, including in the event of a change of control of the Company, the holders may receive part settlement in cash. The conversion feature has been accounted for as an embedded derivative in accordance with SFAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’. The carrying value of the debt has been discounted to reflect the initial fair value of the derivative.

Impairment of Fixed assets
Under UK GAAP impairment is determined by comparing the carrying values of each income generating unit to their recoverable amounts (the higher of net realisable value and the present value of the future cash flows obtainable as a result of an asset’s continued use). Impairment is recognised for the amount by which the carrying value exceeds the present value of the estimated future cash flows.	Under US GAAP, in accordance with SFAS 144, long-lived assets, tangible assets and amortising intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is measured by comparing the sum of the future undiscounted cash flows derived from an asset group to their carrying value. If the carrying value of the asset group exceeds the sum of the future undiscounted cash flows, impairment is considered to exist and an impairment charge is recognised for the amount by which the carrying value exceeds the present value of the estimated future cash flows.

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

Back to Contents

notes to the financial statements

Net income reconciliation

The effects of these different accounting principles are as follows:

	2004		2003		2002
	As restated		As restated
	£m		£m		£m

Continuing operations	(380)		(4,867)		(3,099)
Discontinued operations	143		(1,666)		(1,855)

Loss as reported under UK GAAP	(237)		(6,533)		(4,954)

US GAAP adjustments:
US discontinued operations	(156)		—		—
Capacity sales	2		2		(13)
Customer acquisition costs	11		(5)		16
Pension costs	(39)		18		(15)
Stock based compensation	7		(4)		(26)
Partial depreciation	—		—		(3)
Amortisation and impairment of goodwill and other intangible assets	(1)		53		(242)
Gain on sale of subsidiary	—		—		33
Restructuring costs and onerous contracts	(2)		149		(69)
Impairment	96		—		—
Derivative and hedge accounting	(3)		(59)		64
ESOP shares	—		120		—
Capitalisation of interest	10		(6)		(28)
Marketable securities	(6)		(21)		(126)
Amortisation of discount on Convertible Debt	(5)		—		—
Deferred tax – tax effect of US GAAP reconciling items	(25)		58		(27)
Other	(10)		10		(10)
Minority interests on reconciling items	(13)		(21)		21

Net loss under US GAAP before cumulative effect of change in accounting principle	(371)		(6,239)		(5,379)
Cumulative effect of change in accounting principle, for derivatives in 2002	—		—		8

Net loss under US GAAP	(371)		(6,239)		(5,371)

Continuing operations	(342)		(4,757)		(3,269)
Discontinued operations	(29)		(1,482)		(2,102)

	(371)		(6,239)		(5,371)

Basic and diluted loss per Ordinary share under US GAAP:
Continuing operations	(14.7	)p	(204.2	)p	(119.6	)p
Discontinued operations	(1.2	)p	(63.6	)p	(76.9	)p

Loss per share	(15.9	)p	(267.8	)p	(196.5	)p

Basic and diluted loss per ADR* under US GAAP:
Continuing operations	(44.1	)p	(612.5	)p	(358.8	)p
Discontinued operations	(3.7	)p	(190.8	)p	(230.7	)p

Loss per ADR*	(47.8	)p	(803.3	)p	(589.5	)p

* Computed on the basis that one American Depositary Receipt (“ADR”) represents three Ordinary Shares.

Restatement
The Group has identified four errors in its US GAAP reconciliation relating to the amounts written off investments, impairment, derivatives and minority interests. The US GAAP reconciliation for 2004 and 2003 has been restated. These reconciliation adjustments do not affect the Group’s financial results under UK GAAP.

Back to Contents

notes to the financial statements

Effect of restatement
The effect of the restatement on loss from continuing operations is analysis as follows:

	2004		2003		2002
	£m		£m		£m

Loss from continuing operations under US GAAP as previously reported	(307)		(4,732)		(3,269)
Amounts written off investments (i)	25		(25)		—
Impairment (ii)	(35)		—		—
Derivatives (iii)	(6)		—		—
Minority interest (iv)	(19)		—		—

Loss from continuing operations under US GAAP as restated	(342)		(4,757)		(3,269)

Basic and diluted loss per Ordinary share from continuing operations under US GAAP as previously reported	(13.2	)p	(203.1	)p	(119.6	)p
Effect of restatements	(1.5	)p	(1.1	)p	—

As restated	(14.7	)p	(204.2	)p	(119.6	)p

Basic and diluted loss per ADR from continuing operations under US GAAP as previously reported	(39.6	)p	(609.3	)p	(358.8	)p
Effect of restatements	(4.5	)p	(3.3	)p	—

As restated	(44.1	)p	(612.6	)p	(358.8	)p

(i)	Amounts written off investments– The Group has corrected the amount written off marketable securities in 2004 and 2003 to reflect the realisation of a £25 million loss in 2003. Previously this loss had been treated as temporary and had been retained within Other Comprehensive Income (‘OCI’) at 31 March 2003. The loss on disposal of these marketable securities in 2004 has been reduced accordingly.

(ii)	Impairment–The impairment charge in 2004 has been increased to correct the fair value of the Group’s Japanese business at 31 March 2004 to the amount recorded under UK GAAP.

(iii)	Derivatives– A charge has been recorded to recognise the effect relating to a conversion feature of the Company’s 4 per cent convertible debt that has been accounted for as an embedded derivative.

(iv)	Minority interest –An adjustment has been recorded to correct an error in the presentation of the minority interest impact of US GAAP reconciling items in 2004.

Back to Contents

notes to the financial statements

Shareholders’ equity reconciliation

	2004	2003
	As restated	As restated
	£m	£m

Shareholders’ equity as reported under UK GAAP	1,744	2,149
US GAAP adjustments:
Reconsolidation of US discontinued operations	(29)	—
Capacity sales	(25)	(27)
Customer acquisition costs	—	(11)
Pension costs	(392)	(454)
Restructuring costs and onerous contracts	70	146
Impairment	96	—
Goodwill and other intangible assets	264	307
Derivative and hedge accounting	(1)	(1)
Capitalisation of interest	26	16
Gain on marketable securities	54	42
Amortisation of discount on Convertible Debt	(5)	—
Deferred tax – tax effect of US GAAP reconciling items	(25)	—
Proposed final dividend	73	—
ESOP shares	(41)	(38)
Other	(10)	(5)
Minority interests on reconciling items	(12)	1

Shareholders’ equity under US GAAP	1,787	2,125

Restatement
The effect of the restatement on shareholders equity is analysed as follows:

	2004	2003
	£m	£m

Shareholder’s equity under US GAAP, as previously reported	1,847	2,125
Impairment (ii)	(35)	—
Derivative (iii)	(6)	—
Minority interest (iv)	(19)	—

Shareholders’ equity under US GAAP, as restated	1,787	2,125

The correction of the write down of investments had no impact on shareholders equity under US GAAP as previously reported.

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

Back to Contents

shareholder information

SHAREHOLDER INFORMATION

This section contains information about:

Trading market	150	Taxation	153
Dividends	151	Memorandum and Articles of Association	155
Exchange rate information	152	Material contracts	155
Exchange controls and other limitations affecting security holders	152

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

Back to Contents

cross reference guide to form 20-F

CROSS REFERENCE GUIDE TO FORM 20-F

Item		Page

1.	Identity of directors, senior management and advisers	n/a

2.	Offer statistics and expected timetable	n/a

3.	Key information
	Selected financial data	43
	Exchange rates	151
	Capitalisation and indebtedness	n/a
	Reasons for offer and use of proceeds	n/a
	Risk factors	47

4.	Information on the company
	History and development of the company	6
	Principal capital expenditure	8
	Business overview	8
	Organisational structure	8
	Property, plant and equipment	14 and 17

5.	Operating and financial review and prospects
	Operating results	24
	Liquidity and capital resources	38
	Research and development, patents and licences etc	n/a
	Trend information	4 and 5
	Off-balance sheet arrangements	40
	Tabular disclosure of contractual obligations	40

6.	Directors, senior management and employees
	Directors and senior management	57
	Compensation	66
	Board practices	61
	Employees	55
	Share ownership	73

7.	Major shareholders and related party transactions
	Major shareholders	60
	Related party transactions	60
	Interests of experts and counsel	n/a

8.	Financial information
	Consolidated accounts and other financial information	See item 17
	Legal proceedings	18
	Dividend policy	59
	Significant changes	4 and 5

9.	The offer and listing
	Offer and listing details – price history of stock	150
	Plan of distribution	n/a
	Markets	150
	Selling shareholders	n/a
	Dilution	n/a
	Expenses of the issue	n/a

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

July 28, 2005

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